                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                SCHEDULE 13E-3
                 Transaction Statement under Section 13(e) of
         the Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

                               (Amendment No. 3)


                         MOTOR CARGO INDUSTRIES, INC.
                               (Name of Issuer)

                           UNION PACIFIC CORPORATION
                               MOTOR MERGER CO.
                         MOTOR CARGO INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)

                          Common Stock, No Par Value
                        (Title of Class of Securities)

                                   619907108
                     (CUSIP Number of Class of Securities)

                           Carl W. von Bernuth, Esq.
             Senior Vice President, General Counsel and Secretary
                          James J. Theisen, Jr., Esq.
               Senior Corporate Counsel and Assistant Secretary
                           Union Pacific Corporation
                               1416 Dodge Street
                             Omaha, Nebraska 68179
                           Telephone: (402) 271-5777
           (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                with copies to:
                             Paul T. Schnell, Esq.
                           Richard J. Grossman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                           Telephone: (212) 735-3000

   This statement is filed in connection with (check the appropriate box):
  a. [X]  The filing of solicitation materials or an information statement
          subject to Regulation 14A,    Regulation 14C, or Rule 13e-3(c) under
          the Securities Exchange Act of 1934.

  b. [_] The filing of a registration statement under the Securities Act of 1933.

  c. [_]  A tender offer.

  d. [_]  None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]
   Check the following box if this is a final amendment reporting the results of the transaction. [_]

                             TRANSACTION STATEMENT

                               ON SCHEDULE 13E-3

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or the fairness of the transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.


                               January 23, 2002


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                              SUMMARY TERM SHEET

   This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the "going private" merger involving Motor Cargo Industries, Inc., how it affects you, what your rights are with respect to the merger as a shareholder of Motor Cargo and the position of Motor Cargo, Motor Merger Co. and Union Pacific Corporation on the fairness of the merger to the unaffiliated shareholders of Motor Cargo (that is, the shareholders other than Union Pacific and its affiliates). Additional important information is contained in the Annexes to this Statement and you are urged to read the Annexes together with this Statement.

Purpose of the Merger (page 6).

    . Union Pacific, a Utah corporation, owns approximately 99.7% of the outstanding shares of Motor Cargo common stock, which it acquired on November 30, 2001 following acceptance of the shares of Motor Cargo common stock pursuant to Union Pacific's offer to exchange all outstanding shares of Motor Cargo common stock. The merger described in this Statement is pursuant to an Agreement and Plan of Merger, dated as of October 15, 2001, by and among Motor Cargo, Union Pacific and Motor Merger Co. Union Pacific now intends to cause Motor Merger Co., a Utah corporation and a wholly-owned subsidiary of Union Pacific, to merge with Motor Cargo as a means of acquiring those shares of Motor Cargo common stock not acquired in the offer.

Principal Terms of the Merger.


    . The Merger (page 21). Union Pacific owns 6,801,327 shares of Motor Cargo common stock, or approximately 99.7% of the outstanding common stock of Motor Cargo. Union Pacific intends to contribute those shares to Motor Merger Co. and to cause Motor Cargo to merge into Motor Merger Co. on or about February 14, 2002 (or as soon thereafter as possible) pursuant to a "short-form" merger. As a result of the "short-form" merger, each share of Motor Cargo common stock not owned by Union Pacific will be converted into the right to receive $12.10 in cash. Shareholders of Motor Cargo will not be entitled or required to vote their shares with respect to the merger. As a result, none of Union Pacific, Motor Cargo or Motor Merger Co. is soliciting proxies or consents from Motor Cargo shareholders in connection with the merger.



    . Merger Consideration (page 22). The consideration in the merger will be $12.10 per share in cash.



    . Motor Cargo Shares Outstanding (page 19). As of January 22, 2002, a total of 6,823,540 shares of Motor Cargo common stock were outstanding.



    . Payment for Shares (page 22). Union Pacific will pay you for your shares of Motor Cargo common stock promptly after the effective time of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Dissenters' Rights and a Letter of Transmittal, which will be mailed to shareholders of record of Motor Cargo within 10 calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending us your stock certificates with a properly signed Letter of Transmittal will waive your dissenter's rights described below. See Item 4, "Terms of the Transaction," in this Statement.



    . Source and Amount of Funds (page 26). Union Pacific estimates that the total amount of funds required to purchase all of the shares of Motor Cargo common stock pursuant to the merger and to pay related fees and expenses will be approximately $397,000. We expect to obtain the necessary funds from available cash and working capital.

Union Pacific's and Motor Merger Co.'s Position on the Fairness of the Merger (page 8).

   Union Pacific and Motor Merger Co. have concluded that the merger is both substantively and procedurally fair to the unaffiliated shareholders of Motor Cargo, based primarily on the following factors:

    . The offer and the merger were approved by the Board of Directors of Motor Cargo following arms-length negotiations between Union Pacific and Motor Cargo.

    . The Board of Directors of Motor Cargo has determined that the merger is advisable and fair to, and in the best interests of, the shareholders of Motor Cargo.

    . Harold R. Tate, previously Motor Cargo's majority shareholder, was in favor of the offer and the merger.

    . Motor Cargo has received an opinion from Morgan Keegan & Company, Inc. dated October 15, 2001 to the effect that, as of such date and based upon the assumptions, limitations and qualifications in the opinion, the consideration to be received by shareholders of Motor Cargo pursuant to the offer and the merger is fair to those shareholders from a financial point of view.

    . Since the date of the merger agreement, no party made Motor Cargo a "superior proposal" which would have allowed the Motor Cargo Board to make a "subsequent determination." The merger agreement could have been terminated by Motor Cargo if Motor Cargo made a subsequent determination in compliance with the merger agreement, provided Motor Cargo paid Union Pacific a termination fee.

    . The concurrence of a majority of the directors of Motor Cargo in office prior to the existence of an affiliate relationship between Motor Cargo and either Union Pacific or Motor Merger Co. is required to:

       .  amend or terminate the merger agreement;

       . extend or waive the time for the performance of any of the obligations or other acts of Union Pacific or Motor Merger Co. under the merger agreement; or

       .  waive any of Motor Cargo's rights under the merger agreement.

    . The merger represents an opportunity for the unaffiliated shareholders of Motor Cargo to realize cash for their shares, which could otherwise be difficult or impossible given the illiquidity of the market for shares of Motor Cargo common stock following the offer.

    . The merger will provide consideration to Motor Cargo's unaffiliated shareholders entirely in cash and is not subject to any financing condition.

    . The unaffiliated shareholders of Motor Cargo are entitled to exercise dissenters' rights and demand payment of the "fair value" for their shares.

    . The Merger Agreement provided all shareholders of Motor Cargo with an opportunity to elect to receive either $12.10 in cash or 0.26 of a share of Union Pacific common stock in the Offer and more than 99% of the Shares were tendered in the Offer.

   See "Special Factors--Fairness of the Merger--Factors Considered in Determining Fairness" in this Statement.

Motor Cargo's Position as to the Fairness of the Merger (page 12).

   Motor Cargo has concluded that the merger is both substantively and procedurally fair to the unaffiliated shareholders of Motor Cargo, based primarily on the factors set forth in Item 4, "The Solicitation or Recommendation" of the Schedule 14D-9, which is attached to this Statement as Annex B and is incorporated herein by reference.

   Potential Conflicts of Interest. Now that the offer is complete, Union Pacific controls Motor Cargo because it owns approximately 99.7% of Motor Cargo's common stock and has five representatives on the seven-member Board of Directors of Motor Cargo. Accordingly, there are various actual or potential conflicts of interest in connection with the merger.

Consequences of the Merger (pages 5 and 6).

   Completion of the merger will have the following consequences:

    . Motor Cargo will be a privately held corporation, with Union Pacific owning 100% of the equity interest in Motor Cargo's business.

    . Only Union Pacific will have the opportunity to participate in the future earnings and growth, if any, of Motor Cargo. Similarly, only Union Pacific will face the risk of losses generated by Motor Cargo's operations or any decrease in the value of Motor Cargo after the merger.

    . The shares of Motor Cargo common stock will no longer be publicly traded. In addition, Motor Cargo will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in this Statement.

    . Subject to the exercise of statutory dissenters' rights, each of your shares will be converted into the right to receive $12.10 in cash, without interest.


Dissenters' Rights (page 22).


    . You have a statutory right to dissent from the merger and demand payment of the fair value of your Motor Cargo shares, plus interest, if any, from the date of the merger at a statutory rate of interest, which is currently 10% per annum. For purposes of your dissenters rights under the Utah Revised Business Corporation Act, the "fair value" of your Motor Cargo shares means the value of the shares immediately before the effectuation of the merger, excluding any appreciation or depreciation in anticipation of the merger.

    . Within ten days after the date on which the merger is consummated, each shareholder will receive a Notice of Merger and Dissenters' Rights. This Notice will state the effective date of the merger and provide an address to which you must send a payment demand if you wish to exercise your dissenters' rights. The Notice will also indicate where and when certificates for your Motor Cargo shares must be deposited and the date by which your payment demand must be received (which date must not be fewer than 30 days nor more than 70 days after the date on which the Notice of Merger and Dissenters' Rights is delivered). The Notice of Merger and Dissenters' Rights will include a form for demanding payment and a copy of the sections of the Utah Revised Business Corporation Act pertaining to dissenters' rights.

    . If you exercise your dissenters' rights and you believe the amount paid to you by the corporation surviving the merger is less than the fair value of your Motor Cargo shares, or if the corporation surviving the merger does not pay you following receipt of your demand for payment, you must notify the corporation surviving the merger, in writing, within 30 days of your estimate of the fair value of your Motor Cargo shares and demand payment of the estimated amount. If your demand remains unsettled within 60 days after it is received, the corporation surviving the merger will commence a judicial proceeding and petition the court to determine the fair value of your Motor Cargo shares and the amount of interest.

    . Your statutory right to dissent is set forth in Part 13 of the Utah Revised Business Corporation Act. Any failure to comply with its terms will result in an irrevocable loss of such right. If you wish to exercise your right of dissent, you are encouraged to seek advice from legal counsel.


      See Item 4(d), "Terms of the Transaction--Dissenters' Rights," and Annex D to this Statement.

For More Information (pages 19 and 20).


    . More information regarding Union Pacific and Motor Cargo is available from their public filings with the Securities and Exchange Commission. See Item 2, "Subject Company Information," and Item 3, "Identity and Background of Filing Persons," in this Statement.

    . If you have any questions about the merger, please contact our information agent, Morrow & Co., Inc., collect at (212) 754-8000 or toll-free at (800) 654-2468 if you represent a bank or brokerage firm, or (800) 607-0888 if you are a shareholder.

                                 INTRODUCTION


   This Transaction Statement on Schedule 13E-3 (the "Statement") is being filed by Union Pacific Corporation, a Utah corporation ("Union Pacific"), Motor Merger Co., a Utah corporation and a wholly-owned subsidiary of Union Pacific ("Merger Subsidiary"), and Motor Cargo Industries, Inc., a Utah corporation ("Motor Cargo"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. This Statement is being filed in connection with a short-form merger (the "Merger") of Motor Cargo with and into Merger Subsidiary, pursuant to Section 16-10a-1104 of the Utah Revised Business Corporation Act (the "URBCA"). The effective time (the "Effective Time") of the Merger is expected to be on or about February 14, 2002 or as soon thereafter as possible.



   As of January 22, 2002, there were issued and outstanding 6,823,540 shares of common stock, no par value (the "Shares"), of Motor Cargo. Union Pacific owns 6,801,327 Shares, which it acquired on November 30, 2001 following Union Pacific's offer to exchange all of Motor Cargo's outstanding common stock for
(a) 0.26 of a share of Union Pacific common stock or (b) $12.10 in cash for each of the Shares (the "Offer"). The Offer was effected pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October
15, 2001, by and among Motor Cargo, Union Pacific and Merger Subsidiary. Union Pacific intends to contribute such Shares to Merger Subsidiary immediately before the Effective Time. At the Effective Time, Union Pacific intends to acquire through the Merger the Shares that Union Pacific does not then own.


   Upon the consummation of the Merger, each outstanding Share will be cancelled and each outstanding Share not held by Union Pacific, Merger Subsidiary or a shareholder of Motor Cargo who properly exercises statutory dissenters' rights under the URBCA will be automatically converted into the right to receive $12.10 per Share in cash (the "Merger Consideration"), without interest, upon surrender of the certificate for such Share to Wells Fargo Bank Minnesota, N.A. (the "Paying Agent"). Instructions with regard to the surrender of stock certificates, together with a description of statutory dissenters' rights, will be set forth in a Notice of Merger and Dissenters' Rights and a Letter of Transmittal, which documents will be mailed to shareholders of record of Motor Cargo promptly after the Effective Time and should be read carefully.

   Under the URBCA, no further action is required by the Motor Cargo Board of Directors or the shareholders of Motor Cargo, other than Union Pacific and Merger Subsidiary, for the Merger to become effective. Merger Subsidiary will be the surviving corporation in the Merger. As a result of the Merger, Union Pacific will be the only shareholder of Merger Subsidiary and will own 100% of the business of Motor Cargo.

   Please note that many of the items in this Statement incorporate by reference other documents that contain more detailed information than is provided in this Statement. These documents include the Prospectus relating to the Offer, which is attached to this Statement as Annex A and incorporated herein by reference, and Motor Cargo's Solicitation/Recommendation Statement on
Schedule 14D-9, as amended (the "Schedule 14D-9"), which is attached to this Statement as Annex B and incorporated herein by reference. The Prospectus and the Schedule 14D-9 contain important additional information about Union Pacific, Motor Cargo and Merger Subsidiary, including financial information about Union Pacific and Motor Cargo, the background of the transactions preceding the Merger and the effect of those transactions on Union Pacific, Motor Cargo and Merger Subsidiary.

   The description of the Merger and the Merger Agreement contained in this Statement and in the Prospectus describes the material terms of the Merger Agreement but does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which is attached hereto as Annex C and incorporated herein by reference.

   This Statement is intended to be read along with the attached Annexes and the documents incorporated into this Statement by reference, and it is not intended to replace the important information included in such Annexes and documents.

   This Statement and the documents incorporated by reference in this Statement include certain forward-looking statements. These statements appear throughout this Statement and include statements regarding the intent, belief or current expectations of Union Pacific, including statements concerning Union Pacific's strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.

                                SPECIAL FACTORS

           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Purposes

   Union Pacific owns approximately 99.7% of the outstanding Shares. Union Pacific acquired its Shares pursuant to the Offer. The purpose of the Merger is to enable Union Pacific to acquire all of the remaining outstanding equity interest in Motor Cargo and to provide the remaining public shareholders of Motor Cargo other than Union Pacific and Merger Subsidiary (the "Public Shareholders") $12.10 per Share in cash. The Merger was structured as a "short-form" merger in order to provide the shareholders of Motor Cargo who did not tender their Shares in the Offer the opportunity to receive $12.10 per Share in cash at the earliest possible time.

   Following completion of the Merger, Motor Cargo will be operated separately from Overnite Transportation Company, a Virginia corporation and an indirect, wholly owned subsidiary of Union Pacific, and will maintain its own corporate identity. There are no plans to merge any of the operating facilities or operating employees of Overnite and Motor Cargo, but over time, there may be some efficiencies realized from combining some administrative functions into a parent company.

   Union Pacific and Overnite plan to grow a partnership between Overnite and Motor Cargo whereby Overnite and Motor Cargo will offer through billing and through tracing to customers that Overnite does not serve directly in the Western United States and customers that Motor Cargo does not serve in the other parts of the United States. Union Pacific expects that the partnership between Overnite and Motor Cargo will lead to growth for both companies.

Alternatives

   Union Pacific believes that effecting the transaction by way of a short-form merger with Merger Subsidiary under Section 16-10a-1104 of the URBCA is the quickest and most cost-effective way for Union Pacific to acquire the outstanding public minority equity interest in Motor Cargo following the completion of the Offer and to provide the $12.10 per Share in cash as required by the Merger Agreement to the Public Shareholders.

Reasons

   Union Pacific has determined to effect the Merger at this time (i.e., as promptly as practicable after completion of the Offer) because it wishes to immediately complete the acquisition of Motor Cargo. The Merger is structured as a short-form merger under Section 16-10a-1104 of the URBCA. This form of merger allows the Public Shareholders to receive cash for their Shares quickly and allows the business of Motor Cargo to become wholly-owned by Union Pacific without any further action by the Public Shareholders.

Effects

   General.   As a result of the Offer, Union Pacific has control over the conduct of Motor Cargo's business and, upon completion of the Merger, Union Pacific will have a 100% interest in the net assets, the net book value and the net earnings of Motor Cargo. In addition, Union Pacific will receive the benefit of the right to participate in any future increases in the value of Motor Cargo and will bear the risk of any losses incurred in the operation of Motor Cargo and any decrease in the value of Motor Cargo.

   As a result of the Merger, Union Pacific's interest in the net book value and net earnings of Motor Cargo will increase from approximately 99.7% to 100% which represents an increase of approximately $186,000 in net book value as of September 30, 2001 and $13,800 in net earnings for the nine month period ended September 30, 2001. As a result of the Merger, Merger Subsidiary's interest in the net book value and net earnings of Motor Cargo will increase from 0% to 100% which represents an increase of approximately $62 million in net book value as of September 30, 2001 and $4.6 million in net earnings for the nine month period ended September 30, 2001. Union Pacific estimates that approximately $115,000 will be saved on an annual basis as a result of the termination of Motor Cargo's Exchange Act reporting obligations.

   Shareholders.   Upon completion of the Merger, the Public Shareholders will no longer have any interest in, and will not be shareholders of, Motor Cargo. All incidents of stock ownership of the Public Shareholders, such as the right to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Motor Cargo and to exercise dissenters' rights upon certain mergers or consolidations of Motor Cargo (other than dissenters' rights in connection with the Merger), as well as the benefit of potential increases in the value of a Public Shareholder's holdings in Motor Cargo based on any improvements in Motor Cargo's future performance, will be extinguished upon completion of the Merger. The Public Shareholders also will not bear the risks of potential decreases in the value of their holdings in Motor Cargo or decreases in the value of Motor Cargo after the Merger. Instead, the Public Shareholders will have liquidity, in the form of the Merger Consideration, in place of an ongoing equity interest in Motor Cargo, in the form of the Shares. In summary, if the Merger is completed, the Public Shareholders will have no ongoing rights as shareholders of Motor Cargo (other than statutory dissenters' rights in the case of Public Shareholders who are entitled to and perfect such rights under Utah law).

   The Shares. Once the Merger is consummated, public trading of the Shares will cease and Motor Cargo will no longer be listed on the Nasdaq National Market. Union Pacific intends to deregister the Shares under the Exchange Act. As a result, Motor Cargo will no longer be required to file annual, quarterly and other periodic reports with the Securities and Exchange Commission (the "Commission") under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the principal shareholder of Motor Cargo will no longer be subject to reporting its ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to Motor Cargo certain "short swing" profits from the purchase and sale of Shares.

             CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

   The following is a general summary of the material United States federal income tax consequences of the Merger applicable to a person that exchanges Shares for cash pursuant to the Merger. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to United States persons that hold their Shares as capital assets for United States federal income tax purposes and does not address the tax treatment to shareholders who hold their Shares through a partnership or other pass-through entity. This discussion does not address all aspects of United States federal income taxation that may be relevant to Motor Cargo shareholders in light of their particular circumstances or to Motor Cargo shareholders subject to special treatment under United States federal income tax law or to Motor Cargo shareholders who hold multiple blocks of Shares that were acquired at different prices or at different times. Furthermore, this summary does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Holders of Shares are encouraged to consult their own tax advisors as to the United States federal income tax consequences of the Merger, as well as the effects of state, local and foreign tax laws.

   A holder of Shares that exchanges some or all of its Shares for cash pursuant to the Merger and that exchanged the remainder of its Shares, if any, for cash pursuant to the Offer generally will recognize capital gain or loss measured by the difference between the amount of cash received with respect to each Share and the adjusted tax basis of each such Share exchanged therefor. Such capital gain or loss will be long-term capital gain or loss if the shareholder's holding period with respect to its Shares exceeds one year.

   A holder of Shares that exchanges some of its Shares for cash pursuant to the Merger and that exchanged some of its Shares for Union Pacific common stock pursuant to the Offer generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the aggregate amount of cash received pursuant to the Merger and the Offer and (2) an amount equal to the excess, if any, of (a) the sum of the aggregate amount of cash received pursuant to the Merger and the Offer and the fair market value of the Union Pacific common stock received pursuant to the Offer over (b) the holder's adjusted tax basis in its Shares. The gain recognized will be capital gain unless the receipt of cash by the holder has the effect of a distribution of a dividend, in which case such gain will be treated as ordinary dividend income to the extent of the holder's ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. Any recognized capital gain will be long-term capital gain if the shareholder's holding period with respect to its Shares exceeds one year.

   The cash payments made to a shareholder pursuant to the Merger will be subject to U.S. federal backup withholding unless the shareholder provides the Paying Agent with his, her or its taxpayer identification number (social security number of employer identification number) and certifies that such number is correct and that such shareholder is not subject to backup withholding, or unless the shareholder establishes another basis for exemption from backup withholding.

   The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential federal income tax consequences of the Merger. Motor Cargo shareholders are urged to consult their own tax advisors concerning the United States federal, state, local and foreign tax consequences of the Merger to them.

                            FAIRNESS OF THE MERGER

Position of Union Pacific and Merger Subsidiary as to the Fairness of the Merger

   Because Union Pacific currently beneficially owns, and Merger Subsidiary will beneficially own, a majority of the Shares, Union Pacific and Merger Subsidiary are deemed to be "affiliates" of Motor Cargo within the meaning of Rule 13e-3 under the Exchange Act. Accordingly, Union Pacific and Merger Subsidiary as affiliates of Motor Cargo, are required to express their belief as to the substantive and procedural fairness of the Merger to Motor Cargo's unaffiliated shareholders (i.e., the Public Shareholders).


   Union Pacific and Merger Subsidiary have determined that the Offer and the Merger are both substantively and procedurally fair to the Public Shareholders. This belief is based on the following factors, each of which, in the view of Union Pacific and Merger Subsidiary support such determination:


    . The Board of Directors of Motor Cargo unanimously approved the Merger Agreement and the Merger after arms-length negotiations with Union Pacific prior to the existence of an affiliate relationship between Motor Cargo and either Union Pacific or Merger Subsidiary. At the time of this approval, the Motor Cargo Board of Directors had six members, three of whom were not employees of Motor Cargo. See "Background of the Offer" in the Prospectus and Item 4, "The Solicitation or Recommendation," in the Schedule 14D-9.

    . On October 15, 2001, the Board of Directors of Motor Cargo approved and adopted the Merger Agreement, including the Offer and the Merger, and determined that the terms of the Offer and the Merger were advisable and fair to, and in the best interests of, the shareholders of Motor Cargo. See "Reasons for the Offer--Reasons for the Recommendation of Motor Cargo's Board of Directors; Factors Considered" in the Prospectus and
       Item 4, "The Solicitation or Recommendation," in the Schedule 14D-9 for the recommendation of the Board of Directors of Motor Cargo relating to the Offer and the reasons for the recommendation.

    . Harold R. Tate, previously Motor Cargo's majority shareholder, was in favor of the Offer and the Merger and exchanged all of his Shares in the Offer.

    . The Board of Directors of Motor Cargo received an opinion, dated October 15, 2001, from Morgan Keegan & Company, Inc. ("Morgan Keegan") to the effect that, as of the date of the opinion and based upon the assumptions, limitations and qualifications in the opinion, the consideration to be received by shareholders of Motor Cargo pursuant to the Offer and the Merger is fair to those shareholders from a financial point of view. The summary of the Morgan Keegan opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is contained in the Schedule 14D-9 and the full text of the Morgan Keegan opinion is attached as Annex II to the Schedule 14D-9.

    . As discussed below, since the date of the Merger Agreement, no party made Motor Cargo a "superior proposal" which would have allowed the Motor Cargo Board to make a "subsequent determination." The Merger Agreement could be terminated by Motor Cargo if Motor Cargo made a subsequent determination in compliance with the Merger Agreement, provided Motor Cargo paid Union Pacific a termination fee. See "The Merger Agreement--Covenants" and "The Merger Agreement--Termination of the Merger Agreement" in the Prospectus for more information relating to a subsequent determination and this right of termination.

    . The concurrence of a majority of the directors of Motor Cargo in office prior to the existence of an affiliate relationship between Motor Cargo and either Union Pacific or Merger Subsidiary is required to:

       .  amend or terminate the Merger Agreement;

       . extend or waive the time for the performance of any of the obligations or other acts of Union Pacific or Merger Subsidiary under the Merger Agreement; or

       .  waive any of Motor Cargo's rights under the Merger Agreement.

    . The Merger represents an opportunity for the unaffiliated shareholders of Motor Cargo to realize cash for their Shares, which would otherwise be extremely difficult given the illiquidity of the market for Shares following the Offer.

    . The Merger will provide consideration to Motor Cargo's unaffiliated shareholders entirely in cash and is not subject to any financing condition.

    . The unaffiliated shareholders of Motor Cargo are entitled to exercise dissenters' rights and demand payment of the "fair value" for their Shares.

    . The Merger Agreement provided all shareholders of Motor Cargo with an opportunity to elect to receive either $12.10 in cash or 0.26 of a share of Union Pacific common stock in the Offer and more than 99% of the Shares were tendered in the Offer.

   Although the Merger does not require the approval of a majority of unaffiliated shareholders or any further approval by a majority of disinterested directors and there has not been a representative of the unaffiliated shareholders to negotiate on their behalf, Union Pacific and Merger Subsidiary believe that the Merger is substantively and procedurally fair based on the following analysis. The Merger Agreement and the Merger were unanimously approved by the Board of Directors of Motor Cargo prior to the existence of an affiliate relationship between Motor Cargo and either Union Pacific or Merger Subsidiary. This approval was reached only after arms-length negotiation between Union Pacific and Motor Cargo, which began for a brief period in March and April 2001 and resumed in September 2001. In reaching its determination that the Offer and the Merger were advisable and fair to, and in the best interests of, the shareholders of Motor Cargo, the Board of Directors of Motor Cargo relied in part upon an analysis prepared by Morgan Keegan as to the fairness of the consideration offered in the Offer and the Merger that resulted from the application of several accepted valuation methodologies. The view is consistent with the preliminary financial analysis provided by Morgan Stanley & Co. Incorporated ("Morgan Stanley") to a representative of Union Pacific's management, which included a review of publicly available financial statements of Motor Cargo, trading prices of the Shares from the date of Motor Cargo's initial public offering through October 8, 2001, and the publicly available financial terms of certain comparable transactions and a comparison of Motor Cargo's financial performance to the financial performance of certain other publicly available companies. See "Reports, Opinions, Appraisals and Negotiations--Presentation of Morgan Stanley."



   Each of Union Pacific and Merger Subsidiary utilized Morgan Stanley's preliminary financial analysis but did not perform additional analyses of the types conducted by Morgan Stanley in making their determination of the fairness of the Merger. At the time the Merger Agreement was negotiated and approved by Union Pacific, Merger Subsidiary and Motor Cargo, neither Union Pacific nor Merger Subsidiary were affiliates of Motor Cargo and accordingly Union Pacific and Merger Subsidiary did not believe that the Merger would constitute a "going-private" transaction that was subject to Rule 13e-3 under the Exchange Act. In view of the foregoing and the fact that parties to merger transactions that are not subject to Rule 13e-3 often consider the financial analyses of their financial advisors and do not conduct independent financial analyses, Union Pacific and Merger Subsidiary considered Morgan Stanley's preliminary financial analysis in making their determination of the fairness of the Merger and did not believe it was necessary to conduct analyses of the types conducted by Morgan Stanley. Nevertheless, in view of all of the factors considered by Union Pacific and Merger Subsidiary as described herein, including the preliminary analyses performed by Morgan Stanley, Union Pacific and Merger Subsidiary determined that the Merger is fair to the Public Shareholders.


   Union Pacific and Merger Subsidiary, in connection with their review of Morgan Stanley's preliminary financial analysis and in the course of their negotiations with Motor Cargo, also considered whether the $12.10 per Share to be paid as consideration in the Merger was fair in relation to current market prices, historical market prices and going concern value (i.e., EBITDA multiple analyses) of Motor Cargo. While Union Pacific and Merger Subsidiary believe that, when viewed as a whole, the analyses support their determination of fairness, several of the EBITDA multiple analyses described below are below the range of implied values and are not considered supportive of fairness. Union Pacific and Merger Subsidiary believe that selecting any portion of the analyses, without considering the analyses and the negotiations as a whole, would create an incomplete view of the process by which Union Pacific and Merger Subsidiary arrived at their belief that the Merger is fair. The following provides a summary of the analyses considered:


    . Current and Historical Market Price. A review of current and historical market prices as of the date of the execution of the Merger Agreement indicate that the consideration of $12.10 per Share to be paid in the Merger exceeded the closing prices per Share which ranged from $5.13 to $10.06, and represents a premium of approximately 20.3% to over 50% of the closing Share price, in each case for the 12 month period immediately preceding the execution of the Merger Agreement. Based on the unaffected price of $8.00 per Share, the $12.10 per Share to be paid as consideration in the Merger represents a premium of 51.3%.


    . Precedent Transaction Analysis. The premium with respect to the unaffected price of 51.3% is within the premium range of 16% to 61% for other selected business combination transactions and is above the median premium of 43%. The $12.10 per Share to be received in the Merger, however, represents a multiple of 4.1 times Motor Cargo's EBITDA for the last twelve months which is below the EBITDA multiple range of 5.7 to
       11.0 for the precedent transactions.

    . Comparable Public Company Analysis. The $12.10 per Share to be received in the Merger represents a multiple of 4.1 times Motor Cargo's EBITDA for the last twelve months which is within the EBITDA multiple range of
       3.4 to 5.3 for the precedent transactions but below the median multiple of 4.5. The $12.10 per Share to be received in the Merger represents a multiple of 4.0 times Motor Cargo's EBITDA for the 2001 calendar year which is below the EBITDA multiple range of 4.9 to 5.8 for the precedent transactions.

   In making their determination, neither Union Pacific nor Merger Subsidiary have considered the following factors, nor believe such factors are relevant to the fairness of the Merger:

    . Book Value. Union Pacific and Merger Subsidiary believe that the book value, which was $9.60 per Share on September 30, 2001, is indicative of historical cost and that the valuation methodologies used by Morgan Stanley in its preliminary valuation analyses better incorporate the future expected performance and business prospects of Motor Cargo.

    . Motor Cargo Repurchases. Union Pacific and Merger Subsidiary did not rely on the purchase price paid in previous repurchases by Motor Cargo and do not believe that Motor Cargo's isolated repurchases are particularly indicative of the value of Motor Cargo as a going concern in view of the other analyses performed. Motor Cargo's repurchases, the last of which occurred approximately nine months prior to the execution of the Merger Agreement, form a portion of the historical stock price analysis described above. See Item 2(f) for a description of Motor Cargo's repurchases.

    . Liquidation Value. Union Pacific did not find it practicable to, and did not, appraise the assets of Motor Cargo to determine the liquidation value of the Shares. Union Pacific did not intend to liquidate Motor Cargo and considered Motor Cargo as a viable going concern business and did not consider the liquidation value as a relevant valuation methodology.

   During the negotiation of the Merger Agreement, neither Union Pacific nor Merger Subsidiary were aware of, and subsequent to the completion of the Offer Union Pacific and Merger Subsidiary have been advised by Motor Cargo that there were not, any firm offers to acquire Motor Cargo by any unaffiliated persons during the two years preceding the execution of the Merger Agreement. Accordingly, neither Union Pacific nor Merger Subsidiary considered such factor in making their determination.

   In addition, Motor Cargo demanded a right to terminate the Merger Agreement if it made a subsequent determination as a result of the fiduciary duties of the Motor Cargo Board of Directors. This right of termination permits Motor Cargo to agree to, or recommend, an alternative transaction proposed by a third party in the event the Motor Cargo Board of Directors believes that the alternative transaction is a superior transaction, provided certain conditions are met. Despite the presence of this right to terminate the Merger Agreement and accept or recommend a third party proposal, no third party has approached Motor Cargo with, or otherwise made, an alternative acquisition proposal. Furthermore, the Merger Agreement provides that it may not be amended or terminated without the approval of a majority of the directors of Motor Cargo in office prior to the existence of an affiliate relationship between Motor Cargo and either Union Pacific or Merger Subsidiary.

   The unaffiliated shareholders are also entitled to exercise dissenters' rights and receive a court-determined fair value for their Shares under Part 13 of the URBCA (see Item 4(d), "Terms of the Transaction--Dissenters' Rights"). While the Merger has been structured in compliance with Section 16-10a-1104 of the URBCA, which prescribes procedures for "short-form" mergers, Union Pacific is providing advance notice of the Merger.

   In making the determination as to fairness, Union Pacific, Merger Subsidiary and Motor Cargo also had access to the projections prepared by Motor Cargo's management with respect to the period from 2001 through 2005 (the "Projections"). The Projections are set forth in "Certain Projections--Unaudited" in the Prospectus. Union Pacific and Merger Subsidiary have considered all of the foregoing factors and related analyses as a whole to support their belief that the Merger is substantively and procedurally fair to the Public Shareholders.

   In addition to the foregoing factors and analyses that support Union Pacific's and Merger Subsidiary's belief that the Merger is procedurally and substantively fair to the Public Shareholders, Union Pacific and Merger Subsidiary have considered the following three negative factors:

    . following the consummation of the Merger, the Public Shareholders will cease to participate in the future increase, if any, in the value of Motor Cargo;

    . because the Merger is being effected pursuant to a short-form merger under Section 16-10a-1104 of the URBCA and consequently does not require further approval by Motor Cargo's board of directors or Motor Cargo's shareholders (other than Union Pacific), the Public Shareholders will not have the opportunity to vote on the Merger; and

    . Although the Offer and the Merger were unanimously approved by the Motor Cargo Board of Directors, including three directors who were not employees of Motor Cargo, Motor Cargo's Board of Directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the Public Shareholders.

   After giving these additional three factors due consideration, Union Pacific and Merger Subsidiary have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that Union Pacific and Merger Subsidiary have considered to support their belief that the Merger is substantively and procedurally fair to the Public Shareholders.

   In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Public Shareholders, and the complexity of these matters, Union Pacific and Merger Subsidiary did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, Union Pacific and Merger Subsidiary have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

   Union Pacific and Merger Subsidiary have not considered any factors, other than as stated above, regarding the fairness of the Merger to the Public Shareholders, as it is Union Pacific's and Merger Subsidiary's view that the factors they considered provided a reasonable basis to form their belief.

Position of Motor Cargo as to the Fairness of the Merger

   As a filing entity of this Statement, Motor Cargo is required to express its belief as to the substantive and procedural fairness of the Merger to the Public Shareholders.


   On October 15, 2001, the Board of Directors of Motor Cargo, by unanimous vote, approved and adopted the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger. The Board of Directors unanimously agreed that the Offer and the Merger were fair to and in the best interests of Motor Cargo and its shareholders. At the time the Merger Agreement was approved by the Board of Directors of Motor Cargo, the Board of Directors was aware of the fact that the controlling shareholder of Motor Cargo was obligated to tender his shares in the Offer pursuant to the terms of a shareholder agreement. Accordingly, by determining that the Merger was fair and in the best interests of Motor Cargo's shareholders, the Board of Directors made a determination that the Merger was fair and in the best interests of the Public Shareholders.


   The Board of Directors of Motor Cargo believed that the Offer and the Merger were procedurally fair since the terms of the Merger Agreement and the transactions contemplated thereby, including the terms of the Offer and the Merger, were agreed to by Motor Cargo, Union Pacific and Merger Subsidiary after arms-length negotiations prior to the existence of an affiliate relationship between Motor Cargo and either Union Pacific or Merger Subsidiary. While the Board of Directors recognized, that certain directors could be viewed as having conflicting interests by virtue of their employment with Motor Cargo, the interests of those directors to maximize the value received for the Shares were aligned with the interests of the Public Shareholders. The Board of Directors approved the transaction only after receiving disclosure of the potential conflicting interests in accordance with Section 16-10a-850(4) of the Utah Revised Business Corporation Act. In view of the arms-length negotiations and the alignment of director and Public Shareholder interests, the Board of Directors believed that sufficient procedural safeguards were present to ensure the fairness of the Merger and to protect the interests of the Public Shareholders, and therefore there was no need to require the approval of a majority of unaffiliated shareholders of Motor Cargo. Further, the Board of Directors did not believe it was necessary to appoint an independent committee of the Board and have them retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. Moreover, the Merger Agreement and the transactions contemplated thereby received unanimous approval of the Board of Directors, including the approval of three directors who were not employees of Motor Cargo.

   In addition, in making this determination, the Board of Directors of Motor Cargo considered a number of factors which are described below and in the attached Schedule 14D-9, each of which in the view of the Board of Directors supported such determination:


  . Morgan Keegan Opinion. The Board of Directors considered the opinion of Morgan Keegan that, as of such date and based on and subject to the matters set forth therein, the consideration to be received pursuant to the Offer and the Merger was fair, from a financial point of view, to the shareholders of Motor Cargo. The opinion and presentation of Morgan Keegan are described under "Reports, Opinions, Appraisals and Negotiations," below. A copy of the Morgan Keegan opinion is set forth in Annex II to the
     Schedule 14D-9 which is attached to this Statement as Annex B. The Board of Directors utilized the financial analyses contained in the Morgan Keegan presentation but did not perform additional financial analyses of the types contained in the Morgan Keegan presentation in making its determination of the fairness of the Merger. At the time the Merger Agreement was negotiated and approved by Union Pacific, Merger Subsidiary and Motor Cargo, neither Union Pacific nor Merger Subsidiary were affiliates of Motor Cargo and accordingly Motor Cargo did not believe that the Merger would constitute a "going-private" transaction that was subject to Rule 13e-3 under the Exchange Act. In view of the foregoing and the fact that parties to merger transactions that are not subject to Rule 13e-3 often consider the financial analyses of their financial advisors and do not conduct independent financial analyses, the Board of Directors of Motor Cargo considered Morgan Keegan's financial analyses in making its determination of the fairness of the Merger and did not believe it was necessary to conduct analyses of the types conducted by Morgan Keegan. Nevertheless, in view of all of the factors considered by the Board of Directors of Motor Cargo as described herein, including the analyses performed by Morgan Keegan, the Board of Directors determined that the Merger is fair to the Public Shareholders.


  . Current Market Price. The Board of Directors considered the current market price of the Shares. Specifically, the Board of Directors noted the 21.6% premium the $12.10 in cash offered pursuant to the Merger represented over the closing price of the Shares of $9.95 on the last trading day immediately prior to October 15, 2001.

  . Historical Market Price. The Board of Directors also considered the historical market prices of the Shares since Motor Cargo's initial public offering in December 1997. Specifically, the Board of Directors considered that the $12.10 in cash offered pursuant to the Merger was higher than the 1997 IPO price of $12.00 per Share and that the average market price of the Shares since October 16, 2000 was $8.00 per Share.

     The Board of Directors also recognized that the market price of the Shares had remained significantly below the IPO price since 1998.

  . Book Value. Although the Board of Directors noted that the $12.10 per Share to be received in the Merger was greater than the book value per Share, the Board of Directors did not give significant weight to the book value of the Shares, which was $9.60 per Share as of September 30, 2001. Book value is indicative of historical cost and the Board of Directors believed that other valuation methodologies, including those used by Morgan Keegan in its presentation, better reflect the future performance and business prospects of Motor Cargo.

  . Discounted Cash Flow. The Board of Directors considered the discounted cash flow analysis prepared by Morgan Keegan as an indicator of Motor Cargo's going concern value. Based upon this analysis, Morgan Keegan calculated an implied price per share range of $10.47 to $13.53 for the Shares. The Board of Directors noted the fact that the Merger Consideration of $12.10 was higher than the midpoint of this range. The Board of Directors also considered that a number of other methodologies used by Morgan Keegan supported the conclusion that the Merger Consideration was fair in light of the estimated going concern value of Motor Cargo.

   In making its determination, the Board of Directors did not consider the following factors, nor did it believe such factors were relevant to the fairness of the Merger:

  . Motor Cargo Repurchases. The Board of Directors did not consider the prices paid by Motor Cargo for Shares repurchased pursuant to its open-market repurchase program. The last purchase by Motor Cargo pursuant to the share repurchase program occurred approximately nine months prior to the execution of the Merger Agreement. Therefore, the Board of Directors did not believe the purchase prices for share repurchases were relevant to its determination that the Merger was fair to Motor Cargo's shareholders.

  . Liquidation Value. The Board of Directors did not find it practicable to, and did not, appraise the its assets to determine the liquidation value of the Shares. The Board of Directors believes Motor Cargo should be valued as a viable going concern business and did not consider the liquidation value as a relevant valuation methodology.

  . No Prior Firm Offers. The Board of Directors did not consider any firm offers during the past two years to acquire Motor Cargo. Although Motor Cargo had discussions with certain other companies relating to a possible business combination, none of these discussions resulted in firm offers or definitive terms that would be useful in determining the fairness of the Merger.

   The Board of Directors also considered the fact that the holders of Shares will not participate in the future growth of Motor Cargo. The Board of Directors also considered the relatively thin trading market and the lack of liquidity of the Shares. Because of the risks and uncertainties associated with Motor Cargo's future prospects and the nature of the public markets, the Board of Directors concluded that these factors were not quantifiable. The Board of Directors concluded that obtaining a premium for the Shares now was preferable to enabling the Motor Cargo shareholders to have a speculative potential future return.

   The Board of Directors also considered the fact that the Public Shareholders are entitled to exercise dissenters' rights and demand payment of the "fair value" for their Shares.

   For additional information with respect to the factors considered by the Board of Directors of Motor Cargo in determining the fairness of the Offer and the Merger, see Item 4, "The Solicitation and Recommendation" in the Schedule 14D-9, attached to this Statement as Annex B and incorporated herein by reference.

   In view of the number and wide variety of factors that the Board of Directors considered in connection with making a determination as to the fairness of the Offer and the Merger to the Public Shareholders, and the complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered. Moreover, the Board of Directors has not undertaken to make any specific determination or assign any particular weight to any single factor, but has conducted an overall analysis of the factors described above. In addition, individual members of the Board of Directors may have given different weights to different factors. Rather, the Board of Directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

                REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Opinion and Presentation of Morgan Keegan

   Motor Cargo retained Morgan Keegan pursuant to an engagement letter agreement, dated January 16, 2001, to act as its exclusive financial advisor with respect to a possible business combination involving Motor Cargo. In connection with Morgan Keegan's engagement, Morgan Keegan rendered an opinion to the Board of Directors of Motor Cargo regarding, among other things, the Merger. Pursuant to the terms of the engagement letter, Motor Cargo has agreed to pay Morgan Keegan a fee of approximately $1,350,000 including any expenses incurred. See "Fairness of the Merger" above and Item 4, "The Solicitation and Recommendation," in the Schedule 14D-9 for more information regarding Morgan Keegan's opinion and the terms of its engagement. A copy of Morgan Keegan's report to the Board of Directors of Motor Cargo in support of its fairness opinion is filed as Exhibit (c)(2) to this Statement. The report and opinion delivered by Morgan Keegan are available for inspection and copying at the principal executive offices of Motor Cargo during regular business hours by any Motor Cargo shareholder or a representative who has been so designated in writing upon written request and at the expense of the requesting shareholder.

Presentation of Morgan Stanley

   Union Pacific retained Morgan Stanley pursuant to an engagement letter, dated January 26, 2001, to act as its financial advisor in connection with the possible acquisition by Union Pacific of Motor Cargo. Morgan Stanley did not act as adviser to, or agent of, any other person in connection with the Offer.

   On October 10, 2001, Morgan Stanley provided a representative of Union Pacific's management with a preliminary valuation analysis of Motor Cargo. The following is a summary of the material financial and comparative analyses performed by Morgan Stanley in connection with its preliminary valuation analysis. The objective of the presentation was to provide Union Pacific's management with a financial analysis of the contemplated cash offer price of $12.10 per share of Motor Cargo common stock and does not represent a fairness opinion on a potential or contemplated transaction.

   In preparing the preliminary valuation analysis, Morgan Stanley, among other things:

  . reviewed certain publicly available financial statements and other information of Motor Cargo;

  . reviewed the reported prices and trading activity for the Motor Cargo shares;

  . compared the financial performance of Motor Cargo with that of certain other comparable publicly traded companies;

  . reviewed the financial terms, to the extent publicly available, of certain comparable transactions; and

  . performed such other analyses and considered such other factors as it deemed appropriate.

   At Union Pacific's request, no legal or accounting due diligence on Motor Cargo was performed by Morgan Stanley nor were any legal or accounting advisors retained for this purpose.

   In preparing the preliminary valuation analysis, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for purposes of presentation. With respect to financial forecasts, Morgan Stanley used information from a publicly available ING Barings Equity Research report dated November 8, 2000. Morgan Stanley did not make an independent valuation or appraisal of the assets or liabilities of Motor Cargo, nor was Morgan Stanley provided with any such valuation or appraisal. Morgan Stanley did not review the tax or accounting treatment of any transaction and its analyses do not cover such tax or accounting treatment, nor does it assume any particular tax or accounting treatment. Morgan Stanley analyses were based on financial, economic, market and other conditions prevailing as of October 10, 2001.

   Precedent Transactions Analysis. Morgan Stanley compared certain financial information of Motor Cargo with the same information with respect to seven less-than-truckload ("LTL") acquisition transactions announced between July 10, 1995 and August 22, 2001 that Morgan Stanley believed to be appropriate for comparison. The financial information compared for each target included the premium of the price per share paid in the acquisition over the price per share of the target one month prior to the announcement of the acquisition (or "unaffected price"), the approximate equity and aggregate dollar value of each transaction, as well as multiples of (a) revenue, (b) EBIT, which is earnings before interest and taxes, (c) EBITDA, which is earnings before interest, taxes, depreciation and amortization, and (d) earnings paid if available for each transaction.

   Morgan Stanley noted the following data for its transactional analysis:

                                                                Last Twelve
                                                 Premium to    Months EBITDA
                                              Unaffected Price Multiple Range
                                              ---------------- --------------
   Range.....................................    16% to 61%     5.7x - 11.0x
   Median....................................       43%             7.7x
   Motor Cargo Cash Offer of $12.10 per Share      51.3%            4.1x

   Morgan Stanley noted that the representative premiums of transaction price to public market price in the precedent "acquisition" transactions ranged from 40% to 60%. Morgan Stanley also noted that the $12.10 cash offer price represents a significant discount from the EBITDA for the last twelve months. Morgan Stanley observed that the "acquisition" premium proposed by Union Pacific for its cash offer was 51.3% based on an unaffected price of $8.00 per share of Motor Cargo common stock.

   Comparable Public Companies Analysis. Using publicly available information, Morgan Stanley compared certain financial and other information for Motor Cargo with the corresponding financial and other information for the following companies with lines of business believed to be generally comparable to Motor
Cargo:

  .  USFreightways Corporation

  .  CNF, Inc.

  .  Old Dominion Freight, Inc.

  .  Arnold Industries, Inc.

  .  Roadway Express, Inc.

  .  Yellow Corporation

  .  Arkansas Best Corporation

  .  Consolidated Freightways Corporation

   The financial information compared included current per share stock price, equity value, enterprise value, the ratio of price to earnings per share for each of the next twelve months, the estimated calendar year 2001 and the estimated calendar year 2002, estimates of long-term growth of earnings per share, estimates of the ratio of price to earnings growth for the next twelve months, and the ratio of the enterprise value to each of (a) EBIT and (b) EBITDA for each of the last twelve months, the estimated calendar year 2001 and the estimated calendar year 2002. Enterprise value is defined as the market value of equity on a diluted basis plus the value of debt, preferred equity and minority interest minus cash of Motor Cargo.

   Morgan Stanley noted the following data for regional, non-unionized LTL carriers:

                                                  Comparable Company Comparable Company
                                                  Last Twelve Months 2001 Calendar Year
                                                    Multiple Range     Multiple Range
                                                  ------------------ ------------------
EBITDA...........................................    3.4x - 5.3x        4.9x - 5.8x
Median...........................................       4.5x               5.3x
Motor Cargo Cash Offer of $12.10 per Share.......       4.1x               4.0x

   Historical Stock Price Analysis. Morgan Stanley also reviewed the closing prices of the Shares for various periods ending October 8, 2001, and observed that the average closing price per Share was as follows:

                                                       Average Closing
                             Period                         Price
                             ------                    ---------------
          Since IPO...................................      $7.77
          One year ending October 8, 2001.............       7.93
          6 months ending October 8, 2001.............       8.92
          3 months ending October 8, 2001.............       8.83
          Approximate Unaffected Stock Price..........       8.00

   Exchange Ratio Analysis. Morgan Stanley also reviewed the exchange ratios of Motor Cargo Shares to Union Pacific shares for various periods ending October 8, 2001 and observed that the average exchange ratio was as follows:

                                              Average Motor Cargo
                                                  Shares per
                                                 Union Pacific
                          Period                     Share
                          ------              -------------------
              6 months ending October 8, 2001        0.17
              3 months ending October 8, 2001        0.17
              October 8, 2001................        0.20
              Motor Cargo Offer..............        0.26

   The preceding discussion is a summary of the material financial analyses performed by Morgan Stanley in connection with its preliminary valuation analysis presented to a representative of Union Pacific's management, but it does not purport to be a complete description of the analyses performed by Morgan Stanley or of its presentation to Union Pacific's management representative. The preparation of financial analyses is a complex process involving subjective judgments, and is not necessarily susceptible to partial analysis or summary description. Morgan Stanley made no attempt to assign specific weights to particular analyses or factors considered, but, rather, made qualitative judgments as to the significance and relevance of all the analyses and factors considered. Accordingly, Morgan Stanley believes that its analyses and the summary set forth above must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Morgan Stanley, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Morgan Stanley.

   With regard to the precedent transactions analysis and the comparable companies analysis summarized above, Morgan Stanley selected such precedent transactions and such comparable public companies on the basis of various factors; however, no transaction or company utilized as a comparison in these analyses summarized above is identical to Motor Cargo or Union Pacific. As a result, these analyses are not purely mathematical, but also take into account significant differences in financial, operating and other characteristics of the transactions and the subject companies and other factors that could affect the public trading value of the subject companies to which Motor Cargo is being compared.

   In its analyses, Morgan Stanley made numerous assumptions with respect to Motor Cargo, industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Motor Cargo. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of Motor Cargo, Union Pacific, Morgan Stanley or any other person assumes responsibility if future results or actual values differ materially from the estimates.

   Morgan Stanley's analyses were prepared solely as part of its presentation to a representative of Union Pacific's management in respect of the pricing analysis for the acquisition of Motor Cargo by Union Pacific. Morgan Stanley's analyses were only one of the factors taken into consideration by Union Pacific in forming its view that the consideration paid by Union Pacific in the Merger was fair. Morgan Stanley was not asked to, and did not express any opinion as to the fairness of the consideration paid by Union Pacific in the Offer or the Merger. Morgan Stanley's analyses were not intended to and did not constitute a recommendation to any holder of Motor Cargo shares as to whether any such holder should have tendered shares in the Offer or, if applicable, take any action in connection with the Merger.

   Union Pacific retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, financing and financial advisory services in addition to its investment banking activities. In the ordinary course of its trading, brokerage, and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of its customers, in debt or equity securities or senior loans of Motor Cargo, Union Pacific or their affiliates. Morgan Stanley has from time to time rendered investment banking and financial advisory services to Union Pacific.

   Pursuant to Morgan Stanley's engagement letter, Morgan Stanley will receive a transaction fee of $975,000 from Union Pacific upon consummation of the Merger. In addition, Union Pacific also has agreed to reimburse Morgan Stanley for its reasonable travel and other expenses incurred in connection with its engagement and to indemnify Morgan Stanley and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, and expenses relating to or arising out of its engagement.

   A copy of Morgan Stanley's presentation of the foregoing analysis provided to a representative of Union Pacific's management on October 10, 2001 is included as an exhibit to this Statement and the foregoing summary is qualified by reference to that exhibit. A copy of Morgan Stanley's presentation is available for inspection and copying at the principal offices of Motor Cargo during regular business hours by any Motor Cargo shareholder or a representative who has been so designated in writing upon written request and at the expense of the requesting shareholder.

                             TRANSACTION STATEMENT

ITEM 1.  SUMMARY TERM SHEET

   See the section above captioned "Summary Term Sheet."

ITEM 2.  SUBJECT COMPANY INFORMATION

   (a) NAME AND ADDRESS. The name of Motor Cargo is Motor Cargo Industries, Inc. The principal executive offices of Motor Cargo are located at 845 West Center Street, North Salt Lake, Utah 84054, and its telephone number is (801) 936-1111.

   Motor Cargo is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov.


   (b) SECURITIES. The exact title of the class of equity securities subject to the Merger is: Common Stock, no par value, of Motor Cargo. As of January 22, 2002, there were 6,823,540 Shares outstanding.


   (c) TRADING MARKET AND PRICE. The Shares trade on the Nasdaq National Market under the symbol "CRGO." The following table sets forth the high and low closing sales prices per Share for each of the periods indicated, as reported on the Nasdaq National Market. Subsequent to November 30, 2001, the date Shares were accepted by Union Pacific pursuant to the Offer, there have been limited quotations as a result of the limited public float.

                                                                 Motor Cargo
                                                                 Common Stock
                                                                 ------------
                                                                 Market Price
                                                                 ------------
                                                                  High   Low
                                                                 ------ -----
1999
   First Quarter................................................ $ 8.50 $4.00
   Second Quarter...............................................   8.91  5.00
   Third Quarter................................................   8.50  6.13
   Fourth Quarter...............................................   7.19  3.38
2000
   First Quarter................................................ $ 5.38 $4.00
   Second Quarter...............................................   6.00  4.25
   Third Quarter................................................   6.13  4.50
   Fourth Quarter...............................................   7.61  5.00
2001
   First Quarter................................................ $ 9.75 $5.75
   Second Quarter...............................................  10.00  7.00
   Third Quarter................................................   9.75  6.56
   Fourth Quarter...............................................  14.50  9.30

Shareholders are urged to obtain a current market quotation for their Shares.

   (d) DIVIDENDS. Motor Cargo has never declared or paid any dividends in respect of the Shares.

   (e) PRIOR PUBLIC OFFERINGS. None of Union Pacific, Motor Cargo or Merger Subsidiary has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

   (f) PRIOR STOCK PURCHASES. None of Union Pacific or Merger Subsidiary, nor any affiliate of any of Union Pacific or Merger Subsidiary, has purchased any Shares during the past two years, except as described under Item 5(e). Since September 30, 1999, Motor Cargo has purchased an aggregate of 451,900 Shares pursuant to its Share repurchase program. Motor Cargo acquired these Shares in open market purchases at prices ranging from $4.50 per Share to $7.50 per Share. The following table sets forth the number of Shares purchased and the average price paid per Share by Motor Cargo for each quarter during the period from September 30, 1999 through March 31, 2001. Motor Cargo has not purchased any of its Shares since January 10, 2001.

             Quarter Ending     Shares Purchased Average Price Paid
             --------------     ---------------- ------------------
             December 31, 1999            0              N/A
             March 31, 2000         124,200             $4.66
             June 30, 2000           70,000              5.00
             September 30, 2000      79,500              6.05
             December 31, 2000      177,200              6.63
             March 31, 2001           1,000              7.50

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS

   UNION PACIFIC CORPORATION

   (a) NAME AND ADDRESS. The name of Union Pacific is Union Pacific Corporation. The principal business address of Union Pacific is 1416 Dodge Street, Omaha, Nebraska 68179, and its telephone number is (402) 271-5777.

   (b) BUSINESS BACKGROUND OF ENTITY. Union Pacific was incorporated in Utah in 1969. Union Pacific operates primarily in the areas of rail transportation, through its subsidiary Union Pacific Railroad Company, and trucking, through its subsidiary Overnite Transportation Company.

   (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Union Pacific, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Union Pacific, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth in Annex A to the Prospectus, which is incorporated herein by reference.

   MOTOR MERGER CO.

   (a) NAME AND ADDRESS. The name of Merger Subsidiary is Motor Merger Co. The principal business address of Merger Subsidiary is 1416 Dodge Street, Omaha, Nebraska 68179, and its telephone number is (402) 271-5777.

   (b) BUSINESS BACKGROUND OF ENTITY. Merger Subsidiary was incorporated in Utah in 2001 and is a wholly-owned subsidiary of Union Pacific. Merger Subsidiary was formed for the sole purpose of merging with Motor Cargo.

   (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Merger Subsidiary, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Merger Subsidiary, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth in Schedule I to this Statement.

   MOTOR CARGO INDUSTRIES, INC.

   (a) NAME AND ADDRESS. See Item 2(a), "Subject Company Information--Name and Address," in this Statement.

   (b) BUSINESS BACKGROUND OF ENTITY. Motor Cargo is a Utah corporation incorporated in 1996. Motor Cargo is a regional less-than-truckload carrier that provides transportation and logistics services to shippers within the western United States, including Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington. Motor Cargo transports general commodities, including consumer goods, packaged foodstuffs, electronics, computer equipment, apparel, hardware, industrial goods and auto parts for a diversified customer base. Motor Cargo offers a broad range of services, including expedited scheduling and full temperature-controlled service. Through its wholly-owned subsidiary, MC Distribution Services, Inc., Motor Cargo also provides customized logistics, warehousing and distribution management services.

   (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Motor Cargo, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Motor Cargo, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth in Schedule I to this Statement, which is incorporated herein by reference.

   During the last five years, none of Union Pacific, Merger Subsidiary, Motor Cargo or, to the best knowledge of Union Pacific, Merger Subsidiary and Motor Cargo, any of the persons listed in Annex A to the Prospectus and Schedule I to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Union Pacific, Merger Subsidiary, Motor Cargo or, to the best knowledge of Union Pacific, Merger Subsidiary and Motor Cargo, any of the persons listed in Annex A to the Prospectus and Schedule I to this Statement was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION

   (a) MATERIAL TERMS. Prior to the Effective Time, Union Pacific will contribute its Shares to Merger Subsidiary, representing in the aggregate approximately 99.7% of the Shares. At the Effective Time, Motor Cargo will merge with and into Merger Subsidiary pursuant to Section 16-10a-1104 of the URBCA, with Merger Subsidiary continuing as the surviving corporation. To effect the Merger, the Board of Directors of Merger Subsidiary and Union Pacific as the shareholder of Merger Subsidiary will approve the Merger and Merger Subsidiary will deliver articles of merger to the Utah Department of Commerce, Division of Corporations and Commercial Code for filing. At the Effective Time:

    . each Share issued and outstanding immediately prior to the Effective Time will be cancelled and extinguished and each such Share (other than Shares owned by Union Pacific, Merger Subsidiary or Motor Cargo and Shares held by Public Shareholders, if any, who properly exercise their statutory dissenters' rights under the URBCA) will be converted into and become a right to receive the Merger Consideration; and

    . each Share of Merger Subsidiary's capital stock issued and outstanding immediately prior to the Effective Time shall remain outstanding.

   As a result of the Merger, Union Pacific will own all of the outstanding equity interests in Merger Subsidiary and 100% of the business of Motor Cargo.

   Under the URBCA, because Merger Subsidiary will hold at least 90% of the outstanding Shares prior to the Merger, Union Pacific will have the power to effect the Merger without a further vote of Motor Cargo's Board of Directors or Public Shareholders. Union Pacific intends to take all necessary and appropriate action to cause the Merger to become effective at the Effective Time, without a meeting or consent of Motor Cargo's Board of Directors or the Public Shareholders. The Merger Consideration payable to the Public Shareholders is $12.10 in cash per Share. The reasons for the Merger are set out in "Special Factors--Purposes, Alternatives, Reasons and Effects of the Merger--Reasons" in this Statement. Certain federal income tax consequences of the Merger are set out in "Special Factors--Certain Federal Income Tax Consequences of the Merger" in this Statement.

   Upon completion of the Merger, in order to receive the Merger Consideration of $12.10 per Share in cash, each shareholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Shareowner Services of the Paying Agent, at the Corporate Action Department, P.O. Box 64858, St. Paul, Minnesota 55164-0858, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Dissenters' Rights and Letter of Transmittal, which will be mailed to shareholders of record promptly after the Effective Time. Shareholders are encouraged to read the Notice of Merger and Dissenters' Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory dissenters' rights.

   The Merger will be accounted for using the purchase method of accounting.

   For a general summary of the material United States federal income tax consequences, see "Special Factors--Certain Federal Income Tax Consequences of the Merger" in this Statement.

   (b)  [Intentionally omitted.]

   (c) DIFFERENT TERMS. Shareholders of Motor Cargo will be treated as described in Item 4(a), "Terms of the Transaction--Material Terms" of this Statement.

   (d) DISSENTERS' RIGHTS. Motor Cargo shareholders who do not execute a Letter of Transmittal and agree to receive the Merger Consideration will have the right to exercise dissenters' rights and receive payment for the value of their Shares as set forth in Part 13 of the URBCA, a copy of which is attached as Annex D. Any obligations that Motor Cargo may have to dissenting shareholders as set forth below will continue as obligations of the Merger Subsidiary, the surviving corporation subsequent to the Merger. The following summary is qualified in its entirety by the more detailed referenced provisions of Part 13 of the URBCA that are attached; in the event of any inconsistency, such provisions of Part 13 of the URBCA shall prevail.

   Under Part 13 of the URBCA, a Motor Cargo shareholder wishing to assert dissenters' rights must: (a) cause Motor Cargo to receive a payment demand by a date specified in the Notice of Merger and Dissenters' Rights, which date will not be fewer than 30 nor more than 70 days after the date the Notice of Merger and Dissenters' Rights is given and (b) deposit certificates for the certificated Shares for which payment is demanded. A Motor Cargo shareholder wishing to exercise dissenters' rights must not return his or her Shares with the Letter of Transmittal. In order for a Motor Cargo shareholder to be entitled to payment for Shares, such shareholder must have been a shareholder of Motor Cargo with respect to the Shares for which payment is demanded as of the Effective Time. A Motor Cargo shareholder who does not satisfy the above conditions is not entitled to demand payment for his or her Shares. As used herein, a "Dissenting Shareholder" means a record holder of the dissenting Shares and any appropriate transferee of record.

   Motor Cargo shall provide a Notice of Merger and Dissenters' Rights to all Shareholders who satisfy the foregoing conditions and who, therefore, are eligible to demand payment for their Shares. The Notice of Merger and Dissenters' Rights shall be sent no later than ten (10) days after the Effective Time and shall: (a) state that the Merger was authorized and approved by Merger Subsidiary and give notice of the proposed Effective Time of the Merger; (b) state the address at which Motor Cargo will receive payment demands and the address at which certificates for Shares must be deposited; (c) supply a form for Dissenting Shareholders to demand payment, which form requests a Dissenting Shareholder to state an address to which payment is to be made; (d) set a date by which Motor Cargo must receive the payment demand and by which certificates for dissenting Shares must be deposited at the address indicated, which dates may not be fewer than 30 nor more than 70 days after the date the Notice of Merger and Dissenters' Rights is given; and (e) be accompanied by a copy of Part 13 of the URBCA.

   A Dissenting Shareholder who is given the Notice of Merger and Dissenters' Rights and wishes to assert dissenters' rights must, in accordance with the terms of the dissenters' notice, cause Motor Cargo to receive a payment demand in the same form referred to above or in another writing and must timely deposit certificates for dissenting Shares as provided above. A Dissenting Shareholder who does not meet the provisions of this paragraph is not entitled to payment for Shares pursuant to dissenters' rights.

   Upon compliance by the Dissenting Shareholder with all the requirements described above and in Part 13 of the URBCA, Merger Subsidiary shall pay the amount Motor Cargo estimates to be the fair value of the Dissenting Shareholder's Shares, except for any Shares acquired by the Dissenting Shareholder after the date of the Notice of Merger and Dissenters' Rights, to which special provisions not summarized here apply, accompanied by Motor Cargo's balance sheet as of the end of the most recent fiscal year; an income statement for that year; statements of changes in shareholders' equity and cash flows for that year; and the latest available interim financial statements, if any. Such financial statements need not be audited.

   Payment shall also be accompanied by a statement of Motor Cargo's estimate of the fair value of the dissenting Shares and the amount of interest payable with respect to such Shares, a statement of a dissatisfied dissenters' right to demand payment, as discussed below, and a copy of Part 13 of the URBCA.

   A Dissenting Shareholder may notify Motor Cargo of his or her own estimate of the value of his or her Shares held and demand that Motor Cargo pay such amount if the dissenter believes that the amount paid by Motor Cargo is less than the fair value of the Shares or if Motor Cargo fails to make payment within 60 days after the date set by it as the date by which it must receive the payment demand. A dissenter waives the right to demand payment according to this paragraph unless such Dissenting Shareholder causes Motor Cargo to receive notice of his or her estimate within 30 days after Motor Cargo has made payment for the Shares. If a demand for payment by the dissenter remains unresolved, Motor Cargo shall commence a proceeding in the Second District Court, Davis County, Utah, within 60 days after receiving the payment demand from the dissenter and petition the court to determine the fair value of the Shares. If Motor Cargo fails to commence such proceeding within such 60 days, it shall pay to each dissenter whose demand remains unresolved the amount demanded. Each such Dissenting Shareholder is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her Shares, plus interest, exceeds the amount paid by Motor Cargo or the amount Motor Cargo elected to withhold payment under special provisions applicable to Shares acquired after the date of the Notice of Merger and Dissenters' Rights. The court is required to assess court costs, counsel fees and appraisal costs against Motor Cargo, unless the court determines that the Dissenting Shareholder acted arbitrarily, vexatiously, or not in good faith.

   The value received in an appraisal proceeding may be more or less than the $12.10 per share in cash consideration offered in the Merger. The statutory right to dissent is set out in Part 13 of the URBCA and is complicated. Any failure to comply with its terms will result in an irrevocable loss of such right. Shareholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel.

   Shareholders who receive cash for their Shares upon exercise of their statutory right of dissent are urged to consult their own tax advisors concerning the United States federal, state, local and foreign tax consequences of their receipt of cash.

   The foregoing summary does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise their dissenters' rights and is qualified in its entirety by express reference to the
Part 13 of the URBCA, the full text of which is attached hereto as Annex D. Shareholders are urged to read Annex D in its entirety since failure to comply with the procedures set forth therein will result in the loss of dissenters' rights.

   (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. Union Pacific and Motor Cargo do not intend to grant unaffiliated shareholders special access to Motor Cargo's records in connection with the Merger. Union Pacific and Motor Cargo do not intend to obtain counsel or appraisal services for unaffiliated shareholders of Motor Cargo.

   (f)  ELIGIBILITY FOR LISTING OR TRADING.  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

   (a) TRANSACTIONS. The Merger follows a transaction pursuant to which Union Pacific acquired over 99% of the outstanding Shares of Motor Cargo. Union Pacific conducted an offer to exchange each outstanding Share and as a result of the Offer, on November 30, 2001, Union Pacific acquired 6,801,327 Shares, representing approximately 99.7% of the outstanding Shares as of November 30, 2001. See "The Offer" in the Prospectus for additional information regarding the Offer. Union Pacific will transfer to Merger Subsidiary all 6,801,327 Shares acquired pursuant to the Offer immediately prior to the Merger.

   In the Merger, all remaining outstanding Shares (other than Shares owned by Union Pacific, Merger Subsidiary, Motor Cargo and Dissenting Shareholders) will be canceled, extinguished and automatically converted into a right to receive $12.10 per Share, net to the holder in cash and without interest.

   (b) SIGNIFICANT CORPORATE EVENTS. Except as described in the Prospectus, the Schedule 14D-9 or elsewhere in this Statement, there have been no contacts, negotiations or transactions that occurred in the past two years between Union Pacific, Merger Subsidiary or, to the best knowledge of Union Pacific and Merger Subsidiary, any of Union Pacific's or Merger Subsidiary's directors or executive officers, on the one hand, and Motor Cargo or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

   (c)  NEGOTIATIONS OR CONTACTS.  Except as described in the Prospectus, the
Schedule 14D-9 or elsewhere in this Statement, there have been no negotiations or material contacts that occurred in the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of Motor Cargo or (ii) Motor Cargo or any of its affiliates and any person not affiliated with Motor Cargo who would have a direct interest in such matters.

   For more information about the past relationships between Union Pacific and Merger Subsidiary, on the one hand, and Motor Cargo, on the other hand, please read the information set forth under the captions "Background of the Offer" and "The Offer--Relationships With Motor Cargo" in the Prospectus and in Item 3, "Past Contacts, Transactions, Negotiations and Agreements," and Item 4, "The Solicitation or Recommendation," in the Schedule 14D-9.

   (d)  [Intentionally omitted.]

   (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. Except as set forth in the Prospectus, the Schedule 14D-9 or elsewhere in this Statement, neither Union Pacific or Merger Subsidiary nor, to the best knowledge of Union Pacific and Merger Subsidiary, any of the persons listed in Annex A to the Prospectus and Schedule I to this Statement has any agreement, arrangement, or understanding with any other person with respect to any securities of Motor Cargo, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

   (a)  [Intentionally omitted.]

   (b) USE OF SECURITIES ACQUIRED. The Shares acquired in the Merger from the Public Shareholders will be canceled.

   (c) PLANS. It is currently expected that, following the consummation of the Merger, Motor Cargo will be operated separately from Union Pacific's trucking business, operated by its subsidiary Overnite Transportation Company, and will maintain its own corporate identity. There are no plans to merge any of the operating facilities or operating employees of Overnite and Motor Cargo, but over time, there may be some efficiencies realized from combining administrative functions. Union Pacific expects that Motor Cargo's current chief executive officer will resign in the near future at which time Mr. Louis Holdener, Motor Cargo's President and Chief Operating Officer, is expected to assume the responsibilities of the Chief Executive Officer. Following consummation of the Merger, the Shares will be delisted from the Nasdaq National Market, the registration of the Shares will be terminated under
Section 12(g)(4) of the Exchange Act and Motor Cargo's obligations to file reports under Section 15(d) of the Exchange Act will be terminated. For additional information see "The Offer--Purpose of Our Offer; The Merger; Dissenters' Rights" and "The Offer--Certain Effects of the Offer" in the Prospectus and Item 4, "Terms of the Transaction" and "Special Factors--Purposes, Alternatives, Reasons and Effects of the Merger--Effects" in this Statement.

   Except as otherwise described in the Prospectus, the Schedule 14D-9 or in this Statement, Motor Cargo has not, and Union Pacific has not, as of the date of this Statement, approved any specific plans or proposals for:

    . any extraordinary corporate transaction involving Motor Cargo after the completion of the Merger;

    . any sale or transfer of a material amount of assets currently held by Motor Cargo after the completion of the Merger;

    . any change in the management of Motor Cargo; any material change in Motor Cargo's dividend rate or policy, or indebtedness or capitalization; or

    . any other material change in Motor Cargo's corporate structure or business.

   Pursuant to the Merger Agreement, on November 30, 2001, Union Pacific requested that Motor Cargo increase the size of the Board of Directors of Motor Cargo to seven members from six members. Motor Cargo appointed five members selected by Union Pacific to the Board of Directors of Motor Cargo following the resignation of four members of the Board of Directors of Motor Cargo. The directors selected by Union Pacific and appointed by Motor Cargo are: James R. Young, Carl W. von Bernuth, Mary S. Jones, Joseph E. O'Connor, Jr. and James J. Theisen, Jr. Except for Marvin L. Friedland and Louis V. Holdener, who have continued as members of the Motor Cargo Board of Directors, all former members of the Board of Directors of Motor Cargo have resigned. For more information regarding these directors see Schedule I to this Statement.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

   See "Special Factors--Purposes, Alternatives, Reasons and Effects of the Merger" and "Special Factors--Certain Federal Income Tax Consequences of the Merger" above in this Statement.

ITEM 8.  FAIRNESS OF THE TRANSACTION

   See "Special Factors--Fairness of the Merger" above in this Statement.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

   See "Special Factors--Reports, Opinions, Appraisals and Negotiations" above in this Statement.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   (a) SOURCE OF FUNDS. The total amount of funds required by Union Pacific to pay the Merger Consideration to all Public Shareholders, and to pay related fees and expenses, is estimated to be approximately $397,000. Union Pacific expects to obtain the necessary funds from available cash and working capital.

   (b) CONDITIONS. The obligations of Union Pacific, Merger Subsidiary and Motor Cargo to effect the Merger are subject to the conditions that (i) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction has been enacted, entered, promulgated or enforced by any governmental authority which prohibits or prevents the consummation of the Merger and (ii) Motor Cargo will have performed and complied with, in all material respects, all of its covenants and agreements required by the Merger Agreement to be performed or complied with or satisfied by Motor Cargo at or prior to the Effective Time.

   (c) EXPENSES. The Paying Agent and the information agent, Morrow & Co., Inc., will receive reasonable and customary compensation for their services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

   Union Pacific will not pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Union Pacific for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

   The following is an estimate of fees and expenses to be incurred by Union Pacific and Motor Cargo in connection with the Merger:

                   Legal........................... $100,000
                   Printing........................   20,000
                   Filing..........................        0
                   Paying Agent (including mailing)    7,500
                   Information Agent...............    1,000

   Except for legal fees incurred by Motor Cargo, Motor Cargo will not pay any of the fees and expenses set forth above.

   (d)  BORROWED FUNDS.  Not applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

   (a) SECURITIES OWNERSHIP. At the Effective Time, immediately prior to the Merger, Union Pacific is expected to be the owner of 6,801,327 Shares, representing 99.7% of the outstanding Shares. Prior to the Effective Time Union Pacific intends to contribute those Shares to Merger Subsidiary.

   (b) SECURITIES TRANSACTIONS. Union Pacific acquired 6,801,327 Shares pursuant to the Offer on November 30, 2001. See the Prospectus for additional details regarding the Offer and Union Pacific's acquisition of Shares. Except as set forth in the table below, none of Motor Cargo or Merger Subsidiary nor, to the best knowledge of Union Pacific, Merger Subsidiary and Motor Cargo, any of the persons listed on Schedule I to the Prospectus, Annex I to the Schedule 14D-9 and Schedule I to this Statement have engaged in any transactions in Motor Cargo common stock in the past 60 days. The following table sets forth transactions in Motor Cargo common stock in the past 60 days by the current and former directors and officers of Motor Cargo.

                                                  Option Shares    Shares Tendered
                                                Sold at a Price of in the Offer for
                           Options Exercised on     $13.30 on       Union Pacific
Filing Person                November 2, 2001    November 2, 2001    Common Stock
-------------              -------------------- ------------------ ----------------
Harold R. Tate............            --                  --          3,858,000
Louis V. Holdener.........        40,000              40,000             15,640
Marvin L. Friedland.......        32,500              32,500            188,153
Lynn H. Wheeler...........        27,500              27,500              1,000
R. Scott Price............        25,000              25,000                 --
Matthew T. McClure........         7,500               7,500                 --
Steven E. Wynn............        17,000              17,000                415
Kevin L. Avery............        17,000              17,000                100
Robert Anderson...........        17,500              17,500                 --
James Clayburn LaForce, Jr        17,500              17,500              2,000
Merlin J. Norton..........        17,500              17,500                 --
                                 -------             -------          ---------
   Total..................       219,000             219,000            207,308
                                 =======             =======          =========

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

   Not applicable.

ITEM 13.  FINANCIAL STATEMENTS

   (a) FINANCIAL INFORMATION. The audited consolidated financial statements of Motor Cargo as of and for the years ended December 31, 2000 and December 31, 1999 are incorporated herein by reference to the Consolidated Financial Statements of Motor Cargo included in the Prospectus and in Motor Cargo's Annual Report on Form 10-K for the year ended December 31, 2000 (the "Form 10-K"). The unaudited consolidated financial statements of Motor Cargo for the three and nine-month periods ended September 30, 2001 and September 30, 2000 and as of September 30, 2001 are incorporated herein by reference to the Prospectus and to Motor Cargo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (the "Form 10-Q"). The historical per share data of Motor Cargo for the nine months ended September 30, 2001 and for the year ended December 30, 2000 are incorporated herein by reference to the section entitled "Comparative Per Share Data" in the Prospectus.

   Motor Cargo's Form 10-K and Form 10-Q are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

   (b)  PRO FORMA INFORMATION.  Not applicable.


ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

   (a) SOLICITATIONS OR RECOMMENDATIONS. Except as set forth in the Prospectus, the Schedule 14D-9 and elsewhere in this Statement there are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

   (b) EMPLOYEES AND CORPORATE ASSETS. No employees or corporate assets of Motor Cargo will be used by Union Pacific in connection with the Merger.

ITEM 15.  ADDITIONAL INFORMATION

   None.

ITEM 16.  EXHIBITS

Exhibit No. Description
----------- -----------
   (a)(1)   Letter from Union Pacific Corporation to Motor Cargo Shareholders.

   (a)(2)   Prospectus, dated November 29, 2001 (Commission File No. 333-72520). The
            Prospectus is attached to this Statement as Annex A.

   (c)(1)   Opinion of Morgan Keegan & Company, Inc., dated October 15, 2001. The
            Opinion is attached to this Statement as Annex II to the Schedule 14D-9 which is attached to this Statement as Annex B.

   (c)(2)   Presentation of Morgan Keegan & Company, Inc., dated October 15, 2001.*

   (c)(3)   Presentation of Morgan Stanley & Co., dated October 10, 2001.*

   (d)(1)   Agreement and Plan of Merger, dated as of October 15, 2001, by and among
            Motor Cargo Industries, Inc., Union Pacific Corporation and Motor Merger Co.
            The Agreement and Plan of Merger is attached to this Statement as Annex C.

   (d)(2)   Shareholder Agreement, dated as of October 15, 2001, by and between Union
            Pacific Corporation and Harold R. Tate is incorporated herein by reference to
            Exhibit 99.2 to Union Pacific's Report on Form 8-K filed October 16, 2001.

   (d)(3)   Shareholder Agreement, dated as of October 15, 2001, by and between Union
            Pacific Corporation and Marvin L. Friedland is incorporated herein by reference to
            Exhibit 99.3 to Union Pacific's Report on Form 8-K filed October 16, 2001.

     (f)    Utah Revised Business Corporation Act Part 13. Part 13 is attached to this
            Statement as Annex D.

     (g)    Motor Cargo Industries, Inc.'s Solicitation/Recommendation Statement on
            Schedule 14D-9 dated October 31, 2001. The Schedule 14D-9 is attached to this
            Statement as Annex B.

     (h)    Opinion of Skadden, Arps, Slate, Meagher & Flom as to certain tax matters is incorporated herein by reference to Exhibit 8.1 to Amendment No.2 to Union
            Pacific's Registration Statement on Form S-4 (SEC File No. 333-72520) filed on
            November 26, 2001.

--------
* Previously filed as exhibits to the Transaction Statement on Schedule 13E-3 filed by Union Pacific Corporation, Motor Merger Co. and Motor Cargo Industries, Inc. on December 11, 2001.

                                  SCHEDULE I

MOTOR MERGER CO.

   Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Motor Merger Co. Except as noted, each of the executive officers and directors named in the table below has held the indicated office or position in his or her principal occupation for at least five years. Each person listed below held the earliest indicated office or position as of at least five years ago. Each person identified below is a United States citizen. The principal business address of Motor Merger Co. and the business address of each person identified below is 1416 Dodge Street, Omaha, Nebraska 68179.

                                       Present Principal Occupation or Employment
Name                             and Material Positions Held During the Past Five Years
----                             ------------------------------------------------------
James R. Young      President and Director of Motor Merger Co. Present principal occupation:
                    Executive Vice President - Finance of Union Pacific Corporation and Chief
                    Financial Officer of Union Pacific Railroad, a wholly-owned subsidiary of
                    Union Pacific Corporation. Mr. Young was elected Executive Vice President -
                    Finance of Union Pacific Corporation and Chief Financial Officer of Union
                    Pacific Railroad effective December 1, 1999. Mr. Young was elected Controller of Union Pacific Corporation and Senior Vice President - Finance of Union
                    Pacific Railroad effective March 1999 and Senior Vice President - Finance of
                    Union Pacific Corporation effective June 1998. Mr. Young served as Treasurer of Union Pacific Railroad from June 1998 to March 1999. Mr. Young was Vice
                    President-Customer Service Planning and Quality of Union Pacific Railroad
                    from April 1998 to June 1998, Vice President - Quality and Operations Planning
                    from September 1997 to April 1998 and Vice President - Finance and Quality
                    from September 1995 to September 1997. Director of Motor Cargo Industries,
                    Inc. Age 49.
Carl W. von Bernuth Vice President and Secretary and Director of Motor Merger Co. Present
                    principal occupation: Senior Vice President, General Counsel and Secretary of
                    Union Pacific Corporation. Mr. von Bernuth was elected Corporate Secretary of
                    Union Pacific Corporation effective April 1997. Mr. von Bernuth has been
                    Senior Vice President and General Counsel of Union Pacific Corporation during the past five years. Director of Motor Cargo Industries, Inc. Age 57.
Mary S. Jones       Vice President and Treasurer and Director of Motor Merger Co. Present
                    principal occupation: Vice President and Treasurer of Union Pacific
                    Corporation. Ms. Jones was elected to her current position effective March 1999.
                    Ms. Jones served as Vice President -Investor Relations from June 1998 to March
                    1999. Ms. Jones was Assistant Vice President - Treasury and Assistant Treasurer
                    of Union Pacific Corporation from September 1996 to June 1998 and prior thereto she was Assistant Treasurer of Union Pacific Corporation. Director of
                    Motor Cargo Industries, Inc. Age 49.

MOTOR CARGO INDUSTRIES, INC.

   Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Motor Cargo Industries, Inc. Except as noted, each of the executive officers and directors named in the table below has held the indicated office or position in his or her principal occupation for at least five years. Each person listed below held the earliest indicated office or position as of at least five years ago. Each person identified below is a United States citizen. The principal business address of Motor Cargo Industries, Inc. and, except as noted, the business address of each person identified below is 845 West Center Street, North Salt Lake, Utah 84054.

                                       Present Principal Occupation or Employment
Name                             and Material Positions Held During the Past Five Years
----                             ------------------------------------------------------
Harold R. Tate      Mr. Tate served as Chief Executive Officer of Motor Cargo and its predecessors from 1947 to March 1997, and was again elected as Motor Cargo's Chief
                    Executive Officer effective April 1, 2001. Mr. Tate also serves as a member of the Board of Trustees of the Buffalo Bill Historical Center. Age 75.
Louis V. Holdener   Mr. Holdener has been employed by Motor Cargo since 1965, and was named
                    President and Chief Operating Officer of Motor Cargo and appointed to the
                    Board of Directors of Motor Cargo effective April 1, 2001. Mr. Holdener has also served as President of Motor Cargo's primary operating subsidiary since
                    1991, and served as Vice President of Motor Cargo from 1997 to 2001. Age 63.
Marvin L. Friedland Mr. Friedland has served as Vice President and General Counsel of Motor Cargo and its predecessors since 1982. Mr. Friedland was appointed to the Board of
                    Directors of Motor Cargo in 1996. Age 59.
James R. Young      Appointed to the Board of Director of Motor Cargo effective November 30,
                    2001. Present principal occupation: Executive Vice President - Finance of Union
                    Pacific Corporation and Chief Financial Officer of Union Pacific Railroad.
                    Mr. Young was elected Executive Vice President-Finance of Union Pacific
                    Corporation and Chief Financial Officer of Union Pacific Railroad effective
                    December 1, 1999. Mr. Young was elected Controller of Union Pacific
                    Corporation and Senior Vice President - Finance of Union Pacific Railroad
                    effective March 1999 and Senior Vice President - Finance of Union Pacific
                    Corporation effective June 1998. Mr. Young served as Treasurer of Union
                    Pacific Railroad from June 1998 to March 1999. Mr. Young was Vice President
                    - Customer Service Planning and Quality of Union Pacific Railroad from April
                    1998 to June 1998, Vice President - Quality and Operations Planning from
                    September 1997 to April 1998 and Vice President - Finance and Quality from
                    September 1995 to September 1997. President and Director of Motor Merger Co.
                    Age 49. Mr. Young's principal business address is 1416 Dodge Street, Omaha,
                    Nebraska 68179.
Carl W. von Bernuth Appointed to the Board of Director of Motor Cargo effective November 30,
                    2001. Present principal occupation: Senior Vice President, General Counsel and
                    Secretary of Union Pacific Corporation. Mr. von Bernuth was elected Corporate
                    Secretary effective April 1997. Mr. von Bernuth has been Senior Vice President and General Counsel during the past five years. Secretary and Director of Motor
                    Merger Co. Age 57. Mr. von Bernuth's principal business address is 1416 Dodge
                    Street, Omaha, Nebraska 68179.
Mary S. Jones       Appointed to the Board of Director of Motor Cargo effective November 30,
                    2001. Present principal occupation: Vice President and Treasurer of Union
                    Pacific Corporation. Ms. Jones was elected to her current position effective
                    March 1999. Ms. Jones served as Vice President - Investor Relations from June
                    1998 to March 1999. Ms. Jones was Assistant Vice President - Treasury and
                    Assistant Treasurer of Union Pacific Corporation from September 1996 to June
                    1998 and prior thereto she was Assistant Treasurer of Union Pacific Corporation.
                    Treasurer and Director of Motor Merger Co. Age 49. Ms. Jones' principal business address is 1416 Dodge Street, Omaha, Nebraska 68179.

                                          Present Principal Occupation or Employment
Name                                and Material Positions Held During the Past Five Years
----                                ------------------------------------------------------
Joseph E. O'Connor, Jr. Appointed to the Board of Director of Motor Cargo effective November 30,
                        2001. Present principal occupation: Vice President-Planning & Analysis for
                        Union Pacific Railroad Company in February 2000. Mr. O'Connor served as
                        Vice President - Bulk Products, Network Design & Integration for Union Pacific
                        Railroad Company from September 1998 to January 2000 and prior thereto he was Vice President and Controller for Union Pacific Corporation. Age 44.
                        Mr. O'Connor's principal business address is 1416 Dodge Street, Omaha,
                        Nebraska 68179.
James J. Theisen, Jr.   Appointed to the Board of Director of Motor Cargo effective November 30,
                        2001. Present principal occupation: Senior Corporate Counsel for Union Pacific
                        Corporation since June 1999. Mr. Theisen has served as Assistant Secretary of
                        Union Pacific Corporation since November 1999 and Assistant Secretary of
                        Union Pacific Railroad Company since May 2000. Mr. Theisen served as
                        General Attorney for Union Pacific Railroad Company from August 1997 to
                        May 1999 and prior thereto was Senior Corporate Attorney for Union Pacific
                        Corporation. Age 38. Mr. Theisen's principal business address is 1416 Dodge
                        Street, Omaha, Nebraska 68179.

                                    ANNEX A

                                  PROSPECTUS

           Offer to Exchange Each Outstanding Share of Common Stock

                                      of

                         Motor Cargo Industries, Inc.

                                      for

                        0.26 of a Share of Common Stock

                                      of

                           Union Pacific Corporation

                                      or

                       $12.10 Net to the Seller in Cash

 subject, in each case, to the election procedure described in this prospectus and the related letter of election and transmittal.

   The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on November 29, 2001, unless extended according to the terms of this prospectus. Shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration of the offer, but not during any subsequent offering period.

   On October 15, 2001, we entered into an Agreement and Plan of Merger with Motor Cargo Industries, Inc. Motor Cargo's board of directors has unanimously approved and adopted the merger agreement, determined that the offer is advisable and is fair to and in the best interests of the shareholders of Motor Cargo and recommends that Motor Cargo shareholders accept the offer and tender their shares pursuant to the offer.

   We are offering to issue 0.26 of a share of Union Pacific Corporation common stock, par value $2.50 per share, or to pay $12.10 in cash, for each outstanding share of common stock, no par value, of Motor Cargo. Each Motor Cargo shareholder will be able to elect to receive cash, shares of Union Pacific common stock or a combination of both for his or her shares of Motor Cargo common stock subject, in each case, to the election procedure described in this prospectus and the related letter of election and transmittal.

   The purpose of our offer is for Union Pacific to acquire control of, and ultimately the entire common equity interest in, Motor Cargo. After completion of the offer, we intend to complete a merger with Motor Cargo in which each remaining outstanding share of Motor Cargo common stock would be converted into the right to receive $12.10 in cash, subject to dissenters' rights available under Utah law. If your shares are not exchanged in the offer, you will receive the $12.10 in cash, without interest, pursuant to the merger, the receipt of which may be delayed due to the possibility of a delay in completing the merger after completion of the offer. Shareholders who do not tender their shares of Motor Cargo common stock in the offer will not have a right to receive Union Pacific common stock in the merger.

   Our obligation to exchange Union Pacific common stock and cash for Motor Cargo common stock is subject to the conditions listed under "The Offer--Conditions of Our Offer." Union Pacific common stock is listed on the New York Stock Exchange under the symbol "UNP" and Motor Cargo common stock is listed on the Nasdaq National Market under the symbol "CRGO." You are urged to obtain current market quotations for the shares of Union Pacific common stock and Motor Cargo common stock.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

   See "RISK FACTORS" beginning on page 14 for a discussion of certain factors that you should consider in connection with the offer.

   We are not asking you for a proxy and you are requested not to send us a proxy. Any solicitation of proxies will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934.

               The date of this prospectus is November 29, 2001

                            ADDITIONAL INFORMATION

   This document incorporates important business and financial information about Union Pacific Corporation and Motor Cargo Industries, Inc. from documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. This information is available at the Internet web site which the Securities and Exchange Commission maintains at http://www.sec.gov, as well as from other sources. See "Where You Can Find More Information" on page 82.

   You also may request copies of these documents from us, without charge, upon written or oral request to our information agent, Morrow & Co., Inc., 445 Park Avenue, 5/th/ Floor, New York, New York 10022, collect at (212) 754-8000 or toll-free at (800) 654-2468 if you represent a bank or a brokerage firm or
(800) 607-0888 if you are a shareholder. In order to receive timely delivery of the documents, you must have made your requests no later than November 22, 2001.

                               TABLE OF CONTENTS

                                                                                                    Page
                                                                                                    ----
QUESTIONS AND ANSWERS ABOUT THE PROPOSED ACQUISITION...............................................   1
SUMMARY............................................................................................   4
   Information About Union Pacific and Motor Cargo.................................................   4
   Reasons for the Offer...........................................................................   4
   The Offer.......................................................................................   4
   Election Procedure..............................................................................   6
   The Merger......................................................................................   6
   Shareholder Agreements..........................................................................   6
   Dissenters' Rights..............................................................................   6
   Material United States Federal Income Tax Consequences..........................................   7
   Union Pacific Will Account for the Merger Using the Purchase Method.............................   7
   Comparative Per Share Market Price Information..................................................   7
UNION PACIFIC SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA......................................   8
MOTOR CARGO SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA........................................   9
COMPARATIVE PER SHARE DATA.........................................................................  11
COMPARATIVE STOCK PRICES AND DIVIDENDS.............................................................  12
   Union Pacific Dividend Policy...................................................................  13
RISK FACTORS.......................................................................................  14
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS.........................................  16
REASONS FOR THE OFFER..............................................................................  17
   Reasons for the Recommendation of Union Pacific's Board of Directors; Factors Considered........  17
   Reasons for the Recommendation of Motor Cargo's Board of Directors; Factors Considered..........  17
BACKGROUND OF THE OFFER............................................................................  20
THE OFFER..........................................................................................  22
   Timing of Our Offer.............................................................................  22
   Extension, Termination and Amendment............................................................  22
   Procedure for Tendering and Electing............................................................  23
   Withdrawal Rights and Change of Election........................................................  26
   Exchange of Shares of Motor Cargo Common Stock; Delivery of Union Pacific Common Stock and Cash.  27
   Cash Instead of Fractional Shares of Union Pacific Common Stock.................................  28
   Material United States Federal Income Tax Consequences..........................................  28
   Purpose of Our Offer; The Merger; Dissenters' Rights............................................  30
   Conditions of Our Offer.........................................................................  31
   State Takeover Laws and Regulatory Approvals....................................................  34
   Certain Effects of the Offer....................................................................  36
   Source and Amount of Funds......................................................................  37
   Relationships With Motor Cargo..................................................................  37
   Accounting Treatment............................................................................  37
   Fees and Expenses...............................................................................  37
   Stock Exchange Listing..........................................................................  38
CERTAIN PROJECTIONS (UNAUDITED)....................................................................  39
THE MERGER AGREEMENT...............................................................................  41
   The Offer.......................................................................................  41
   The Merger......................................................................................  41
   Motor Cargo Board of Directors..................................................................  42
   Treatment of Motor Cargo Stock Options..........................................................  43
   Representations and Warranties..................................................................  43
   Covenants.......................................................................................  45
   Additional Agreements...........................................................................  50
   Conditions of the Offer.........................................................................  51

                                                                                            Page
                                                                                            ----
   Conditions to the Merger................................................................  51
   Termination of the Merger Agreement.....................................................  51
   Termination Fees........................................................................  53
   Amendments and Waiver...................................................................  53
SHAREHOLDER AGREEMENTS.....................................................................  54
   Tender of Shares of Motor Cargo Common Stock............................................  54
   Voting Agreement and Proxy..............................................................  54
   Representations and Warranties..........................................................  55
   Covenants...............................................................................  55
   Termination.............................................................................  56
   Restrictions Imposed by Margin Accounts.................................................  56
INTERESTS OF CERTAIN PERSONS...............................................................  57
INFORMATION ABOUT UNION PACIFIC............................................................  58
   Union Pacific...........................................................................  58
   Additional Information..................................................................  58
INFORMATION ABOUT MOTOR CARGO..............................................................  59
   Motor Cargo.............................................................................  59
MOTOR CARGO'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS....................................................................  60
   Introduction............................................................................  60
   Results Of Operations...................................................................  60
   Three Months Ended September 30, 2001 Compared to Three Months Ended September 30, 2000.  60
   Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000...  61
   Year Ended December 31, 2000 Compared to Year Ended December 31, 1999...................  63
   Year Ended December 31, 1999 Compared to Year Ended December 31, 1998...................  64
   Liquidity and Capital Resources.........................................................  64
   Inflation...............................................................................  65
   Seasonality.............................................................................  65
   Motor Cargo's Cautionary Statement for Forward-Looking Statements.......................  65
   Additional Information..................................................................  66
DESCRIPTION OF UNION PACIFIC CAPITAL STOCK.................................................  67
   General.................................................................................  67
   Transactions With Ten Percent Shareholders..............................................  67
   Common Stock............................................................................  67
   Preferred Stock.........................................................................  68
COMPARISON OF SHAREHOLDER RIGHTS...........................................................  72
LEGAL MATTERS..............................................................................  82
EXPERTS....................................................................................  82
WHERE YOU CAN FIND MORE INFORMATION........................................................  82
INDEX TO MOTOR CARGO FINANCIAL STATEMENTS.................................................. F-1

                                          ANNEX
ANNEX A--DIRECTORS AND EXECUTIVE OFFICERS OF UNION PACIFIC CORPORATION..................... A-1

             QUESTIONS AND ANSWERS ABOUT THE PROPOSED ACQUISITION


Q: What are Union Pacific and Motor Cargo proposing?

A: We have entered into a merger agreement with Motor Cargo pursuant to which we are offering to exchange shares of Union Pacific common stock or cash as described in the next answered question for each outstanding share of Motor Cargo common stock. After the completion of the offer, Motor Cargo will merge with and into Motor Merger Co., a wholly-owned subsidiary of Union Pacific, which we refer to as Merger Subsidiary in this prospectus, or Merger Subsidiary will merge with and into Motor Cargo, depending on certain tax matters. As a result of the offer and the merger, the operations of Motor Cargo will be owned by a wholly-owned subsidiary of Union Pacific.

Q: What will I receive in exchange for my shares of Motor Cargo common stock?

A: We are offering to exchange 0.26 of a share of Union Pacific common stock, $12.10 in cash or a combination of both for your shares of Motor Cargo common stock that are validly tendered in and not properly withdrawn from the offer subject, in each case, to the election procedure described in this prospectus and the related letter of election and transmittal. Each share of Motor Cargo common stock which has not been exchanged or accepted for exchange in the offer will be converted into the right to receive $12.10 in cash.

If you elect to receive Union Pacific common stock in the offer, you will not receive any fractional shares of Union Pacific common stock in the offer. Instead, you will receive cash in an amount equal to the market value of any fractional shares you would otherwise have been entitled to receive.

The market value of the Union Pacific common stock will depend upon, and is expected to fluctuate with, among other things, the performance of Union Pacific, conditions (economic or otherwise) affecting the rail transportation and trucking industries, interest rates, market conditions and other factors that generally influence the prices of securities. Moreover, it is likely that at or after the time Motor Cargo common stock is accepted for exchange in the offer the market value of the Union Pacific common stock and the cash consideration to be received in the offer will not be equal. If the share price of Union Pacific common stock is less than or equal to $46.53, the stock consideration received by Motor Cargo shareholders will be worth less than the $12.10 per share paid to shareholders who elect to receive the cash consideration. If your shares are not exchanged in the offer, you will receive the $12.10 in cash, without interest, pursuant to the merger, the receipt of which may be delayed due to the possibility of a delay in completing the merger after the completion of the offer, including possible delay due to disclosure requirements associated with the merger.

Q: Will I receive dividends on my shares of Union Pacific common stock after the offer?

A: Union Pacific currently pays quarterly dividends of $0.20 per share on its common stock and expects to continue this policy after the offer. However, future dividends will depend on Union Pacific's results of operations, financial condition, cash requirements, future prospects and other factors. Those of you who tender your shares of Motor Cargo common stock and elect to receive shares of Union Pacific common stock will be eligible to receive the fourth quarter dividend if your shares are accepted in the offer prior to the record date, which is December 12, 2001. There can be no assurance, however, that the offer will be completed by such date. For a further discussion of dividends, see "Union Pacific Dividend Policy" on page 13.

Q: Where do shares of Union Pacific common stock trade?

A: Union Pacific common stock is listed and traded on the New York Stock Exchange under the symbol "UNP."

Q: How long will it take to complete the offer and the merger?

A: We hope to complete the offer by November 29, 2001, the initial scheduled expiration date. We expect to complete the merger shortly after we complete the offer.

The term "expiration date" means 12:00 midnight, New York City time, on November 29, 2001, unless we extend the period of time for which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as so extended, expires.

Q: Will I have to pay any fees or commissions?

A: If you are the record owner of your shares and you tender your shares directly to the exchange agent, you will not have to pay brokerage fees or incur similar expenses. If you own your shares through a broker or other nominee, and your broker tenders the shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q: Does Motor Cargo support the offer and the merger?

A: Yes. Motor Cargo's board of directors has unanimously determined that the offer is advisable and is fair to, and in the best interests of, Motor Cargo shareholders and recommends that Motor Cargo shareholders accept the offer and tender their shares pursuant to the offer. Motor Cargo's board of directors has unanimously approved and adopted the merger agreement, the offer and the merger. Information about the recommendation of Motor Cargo's board of directors is more fully set forth in Motor Cargo's Solicitation/Recommendation Statement on Schedule 14D-9, which was mailed to Motor Cargo shareholders with the preliminary prospectus.

Q: Has Motor Cargo received a fairness opinion in connection with the offer and the merger?

A: Yes. Motor Cargo has received an opinion from Morgan Keegan & Company, Inc. dated October 15, 2001 to the effect that, as of such date and based upon the assumptions, limitations and qualifications in the opinion, the consideration to be received by shareholders of Motor Cargo pursuant to the offer and the merger is fair to those shareholders from a financial point of view. The full text of the opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II to Motor Cargo's Schedule 14D-9, which was mailed to the Motor Cargo shareholders with the preliminary prospectus.

Q: Have any Motor Cargo shareholders agreed to tender their shares?

A: Yes. Harold R. Tate and Marvin L. Friedland, both shareholders of Motor Cargo, who collectively own approximately 59.3% of the outstanding shares of Motor Cargo common stock on a fully diluted basis, have agreed, as of October 15, 2001, to tender their shares in the offer. In addition, Mr. Tate has agreed to elect to receive shares of Union Pacific common stock in the offer. Subject to certain exceptions, Mr. Friedland has also agreed to elect to receive shares of Union Pacific common stock.

Q: What percentage of Union Pacific common stock will Motor Cargo shareholders own after the offer?

A: If we obtain all of the shares of Motor Cargo pursuant to the offer and all Motor Cargo shareholders elect to receive Union Pacific common stock, former shareholders of Motor Cargo would own less than 1% of the outstanding shares of Union Pacific common stock, based upon the number of shares of Union Pacific common stock and Motor Cargo common stock outstanding on October 15, 2001.

Q: What are the conditions to the offer?

A: The offer is subject to several conditions, including:

  . two-thirds of the outstanding shares of Motor Cargo common stock, on a fully-diluted basis, having been tendered and not properly withdrawn;

  . waiting periods under applicable antitrust laws having expired or been terminated;

  . the board of directors of Motor Cargo not having modified its recommendation of the offer and the merger, approved or recommended an acquisition proposal from a third party or entered into any agreement relating to an acquisition proposal;

  . the registration statement of which this prospectus is a part having been declared effective by the SEC;

  . the shares of Union Pacific common stock to be issued in the offer and the merger having been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

  . Motor Cargo not having breached any covenant, representation or warranty in a material manner; and

  . there not having occurred any event that has had or could reasonably be expected to have a material adverse effect on Motor Cargo and its subsidiaries, taken as a whole.

These conditions and other conditions to the offer are discussed in this prospectus under "The Offer--Conditions of Our Offer" beginning on page 31.

Q:  How do I participate in your offer?

A: To tender your shares, you should do the following:

  . if you hold shares in your own name, complete and sign the enclosed letter of election and transmittal and return it with your share certificates to Wells Fargo Bank Minnesota, N.A., the exchange agent for the offer, at the appropriate address specified on the back cover page of this prospectus before the expiration date of the offer; or

  . if you hold your shares in "street name" through a broker, instruct your broker as to your election and to tender your shares before the expiration date.

For more information on the timing of the offer, extensions of the offer period and your rights to withdraw your shares from the offer before the expiration date, please refer to "The Offer" beginning on page 22.

Q: How do I make my election?

A: You may elect to receive cash, shares of Union Pacific common stock or a combination of cash and stock in the offer by indicating your preference on the letter of election and transmittal. If you fail to properly make an election, you will be deemed to have elected to receive cash and will receive $12.10 for each share of Motor Cargo common stock you tender for exchange. If you decide to change your election after you have tendered your shares of Motor Cargo common stock you must first withdraw your tendered shares and then retender your shares with a new letter of election and transmittal which indicates your revised election.

Q: When and how can I withdraw tendered shares?

Your tender of shares of Motor Cargo common stock pursuant to the offer is irrevocable, except that shares of Motor Cargo common stock tendered pursuant to the offer may be withdrawn at any time prior to the expiration date and, unless we previously accepted them pursuant to the offer, may also be withdrawn at any time after December 29, 2001.

Q: Am I entitled to dissenters' rights?

A: In connection with the offer, Motor Cargo shareholders do not have dissenter's rights. Under Utah law, however, Motor Cargo shareholders who choose not to tender their shares in the offer may exercise dissenters' rights in connection with the merger.

Q: Do the statements which appeared on the cover page of the preliminary prospectus regarding the preliminary prospectus being subject to change and the registration statement filed with the Securities and Exchange Commission not yet being effective mean that the offer had not commenced?

A: No. Completion of the preliminary prospectus and effectiveness of the registration statement were not necessary for the offer to commence. We could not, however, accept for exchange any shares tendered in the offer until the registration statement was declared effective by the Securities and Exchange Commission and the other conditions to our offer have been satisfied or waived. The offer commenced when we mailed the preliminary prospectus and the related letter of election and transmittal to Motor Cargo shareholders. The registration statement was declared effective by the Securities and Exchange Commission on November 29, 2001.

Q: Is Union Pacific's financial condition relevant to my decision to tender my shares in the offer?

A: Yes. If you elect to receive Union Pacific common stock, your shares of Motor Cargo common stock accepted in the offer will be exchanged for shares of Union Pacific common stock and so you should consider our financial condition before you decide to become one of our shareholders through the offer. In considering Union Pacific's financial condition, you should review the documents incorporated by reference in this prospectus because they contain detailed business, financial and other information about us.

Q: Where can I find out more information about Union Pacific and Motor Cargo?

A: You can find out information about Union Pacific and Motor Cargo from various sources described under "Additional Information" on the page preceding the table of contents and "Where You Can Find More Information" on page 82.

Q: Who can I call with questions about the offer?

A: You can contact our information agent, Morrow & Co., Inc., collect at (212) 754-8000 or toll-free at (800) 654-2468 if you represent a bank or brokerage firm, or (800) 607-0888 if you are a shareholder.

                                    SUMMARY

   This brief summary does not contain all of the information that may be important to you. You should carefully read this entire document and the documents which we have filed with the Securities and Exchange Commission, which we often refer to as the "SEC" in this prospectus. For information on how to obtain the documents that we have filed with the SEC, see "Additional Information" on the page preceding the table of contents and "Where You Can Find More Information" on page 82.

Information About Union Pacific and Motor Cargo (See pages 58 and 59)

Union Pacific Corporation
1416 Dodge Street
Omaha, Nebraska 68179
(402) 271-5777

   Union Pacific Corporation was incorporated in Utah in 1969. Union Pacific operates primarily in the areas of rail transportation, through its subsidiary Union Pacific Railroad Company, and trucking, through its subsidiary Overnite Transportation Company.

Motor Cargo Industries, Inc.
845 West Center Street
North Salt Lake, Utah 84054
(801) 936-1111

   Motor Cargo is a regional less-than-truckload (LTL) carrier that provides transportation and logistics services to shippers within the western United States, including Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington. Motor Cargo transports general commodities, including consumer goods, packaged foodstuffs, electronics, computer equipment, apparel, hardware, industrial goods and auto parts for a diversified customer base. Motor Cargo offers a broad range of services, including expedited scheduling and full temperature-controlled service. Through its wholly-owned subsidiary, MC Distribution Services, Inc., Motor Cargo also provides customized logistics, warehousing and distribution management services.

Reasons for the Offer (See page 17)

   We believe that our acquisition of Motor Cargo represents a compelling opportunity to enhance value for both Motor Cargo and Union Pacific shareholders. The Union Pacific and the Motor Cargo boards of directors have separately approved the offer, the merger and the merger agreement after careful consideration. For a list of the factors considered by each board of directors in making its determination, please see "Reasons for the Offer."

The Offer (See page 22)

  Summary of the Offer

   We are offering, upon the terms and subject to the election procedure described in this prospectus and the related letter of election and transmittal, to exchange 0.26 of a share of Union Pacific common stock or $12.10 in cash for each outstanding share of Motor Cargo common stock that is validly tendered on or prior to the expiration date and not properly withdrawn.

   The term "expiration date" means 12:00 midnight, New York City time, on November 29, 2001 unless we extend the period of time for which this offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as so extended, expires.

  Conditions of Our Offer

   Our obligation to exchange shares of our common stock or cash for shares of Motor Cargo common stock pursuant to the offer is subject to several conditions referred to under "The Offer--Conditions of Our Offer," including conditions that would require a minimum number of shares of Motor Cargo common stock to be tendered, receipt of all required regulatory approvals and satisfaction of other conditions. As of October 26, 2001, there were 6,473,140 shares of Motor Cargo common stock outstanding.

  Timing of the Offer

   Our offer is currently scheduled to expire on November 29, 2001; however, we currently intend to extend our offer from time to time as necessary until all the conditions to the offer have been satisfied or waived. See "The Offer--Extension, Termination and Amendment."

  Extension, Termination and Amendment

   We expressly reserve the right, in our sole discretion (subject to the provisions of the merger agreement), at any time or from time to time, to extend the period of time during which our offer remains open, and we can do so by giving oral or written notice of such extension to the exchange agent. If we decide to extend our offer, we will make a public announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We are not making any assurance that we will exercise our right to extend our offer, although we currently intend to do so until all conditions have been satisfied or waived. During any such extension, all shares of Motor Cargo common stock previously tendered and not properly withdrawn will remain subject to the offer, subject to your right to withdraw your shares of Motor Cargo common stock.

   Subject to the SEC's applicable rules and regulations and the terms of our merger agreement, we also reserve the right, in our sole discretion, at any time or from time to time, (a) to delay our acceptance for exchange or our exchange of any shares of Motor Cargo common stock pursuant to our offer, regardless of whether we previously accepted shares of Motor Cargo common stock for exchange, or to terminate our offer and not accept for exchange or exchange any shares of Motor Cargo common stock not previously accepted for exchange or exchanged, upon the failure of any of the conditions of the offer to be satisfied and (b) to waive any condition or otherwise to amend the offer in any respect, by giving oral or written notice of such delay, termination or amendment to the exchange agent and by making a public announcement. We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, which require that any material change in the information published, sent or given to the shareholders in connection with the offer be promptly sent to shareholders in a manner reasonably designed to inform shareholders of such change) and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

  Exchange of Shares; Delivery of Union Pacific Common Stock and Cash

   Upon the terms and subject to the conditions of our offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for exchange, and will exchange, shares validly tendered and not properly withdrawn as promptly as practicable after the expiration date and promptly after they are tendered during any subsequent offering period. The exchange agent will deliver, or cause to be delivered, cash and shares of Union Pacific common stock in exchange for shares of Motor Cargo common stock pursuant to the offer and cash in lieu of fractional shares of Union Pacific common stock as soon as practicable after it receives notice of our acceptance of the validly tendered shares.

  Withdrawal Rights

   Your tender of shares of Motor Cargo common stock pursuant to the offer is irrevocable, except that shares of Motor Cargo common stock tendered pursuant to the offer may be withdrawn at any time prior to the expiration date and, unless we previously accepted them pursuant to the offer, may also be withdrawn at any time after December 29, 2001.

  Subsequent Offering Period

   We may elect to provide a subsequent offering period of 3 to 20 business days after the acceptance of shares of Motor Cargo common stock pursuant to the offer if the requirements under Rule 14d-11 of the Exchange Act have been met. You will not have the right to withdraw shares of Motor Cargo common stock that you tender in the subsequent offering period, if any.

  Procedure for Tendering Shares

   For you to validly tender shares of Motor Cargo common stock pursuant to our offer, (a) a properly completed and duly executed letter of election and transmittal (or manually executed facsimile of that document), along with any required signature guarantees, or an agent's message, which is explained below, in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the exchange agent at one of its addresses set forth on the back cover of this prospectus, and certificates for tendered shares of Motor Cargo common stock must be received by the exchange agent at such address, or those shares of Motor Cargo common stock must be tendered pursuant to the procedures for book-entry tender set forth in "The Offer" (and a confirmation of receipt of such tender received), in each case before the expiration date, or (b) you must comply with the guaranteed delivery procedures set forth in "The Offer--Procedure for Tendering and Electing--Guaranteed Delivery."

Election Procedure (See page 23)

   You may elect to receive cash, shares of Union Pacific common stock or a combination of cash and stock by indicating your preference on the letter of election and transmittal. If you fail to properly make an election, you will be deemed to have elected to receive cash and will receive $12.10 for each share of Motor Cargo common stock you tender for exchange. If you decide to change your election after you have tendered your shares of Motor Cargo common stock you must first withdraw your tendered shares and then tender your shares again with a new letter of election and transmittal which indicates your revised election.

The Merger (See page 41)

   We intend, promptly after completion of the offer, to seek to merge Motor Cargo with and into Merger Subsidiary, or to merge Merger Subsidiary with and into Motor Cargo, depending on certain tax matters. Upon completion of the merger, each share of Motor Cargo common stock which has not been exchanged or accepted for exchange in the offer would be converted into the right to receive $12.10 in cash, the same amount of cash as is paid in the offer. Shareholders who do not tender their shares of Motor Cargo common stock in the offer will not have a right to receive Union Pacific common stock in the merger.

   If at the end of the offer, we have received between two-thirds and 90% of the outstanding shares of Motor Cargo common stock, we will effect a long-form merger as permitted under Utah law, or if we have received 90% or more of the outstanding shares of Motor Cargo common stock, we will effect a short-form merger as permitted under Utah law without having a vote of Motor Cargo shareholders.

   If the share price of Union Pacific common stock exceeds $46.53 per share and, therefore, the consideration received by Motor Cargo shareholders who elect to receive stock in the offer exceeds the $12.10 per share in cash to be received in the merger, the merger will be a "going-private" transaction within the meaning of Rule 13e-3 under the Exchange Act. As a result, additional information relating to the negotiations, the fairness of the consideration to be received in the merger, and related matters must be filed on Schedule 13E-3 with the SEC. An information statement required by Rule 13e-3, containing such information, must be provided to the Motor Cargo shareholders at least 20 days before the merger is effective. In such event, the consummation of the merger will be delayed.

Shareholder Agreements (See page 54)

   Harold R. Tate and Marvin L. Friedland, both shareholders of Motor Cargo, who collectively own approximately 59.3% of the outstanding shares of Motor Cargo common stock on a fully diluted basis, have agreed, as of October 15, 2001, to tender their shares in the offer. In addition, Mr. Tate has agreed to elect to receive shares of Union Pacific common stock in the offer. Subject to certain exceptions, Mr. Friedland has also agreed to elect to receive shares of Union Pacific common stock.

Dissenters' Rights (See page 30)

   The offer does not entitle you to dissenters' rights with respect to your shares of Motor Cargo common stock.

   If you do not tender your shares of Motor Cargo common stock during the offer you will have the right under Utah law to dissent and demand appraisal of the fair value of your shares of Motor Cargo common stock, but only if you comply with certain statutory requirements. In the event of a long-form or short-form merger, information regarding these requirements will be provided to you if you have not tendered your shares of Motor Cargo common stock.

Material United States Federal Income Tax Consequences (See page 28)

   In general, if you exchange all of your shares of Motor Cargo common stock for shares of Union Pacific common stock in the offer, you will not recognize any gain or loss except with respect to cash received in lieu of a fractional share of Union Pacific common stock. If you exchange all of your shares of Motor Cargo common stock for cash in the offer and/or the merger, you will recognize gain or loss measured by the difference between the amount of cash received with respect to each share of Motor Cargo common stock and your tax basis in each such share. If you exchange some of your shares of Motor Cargo common stock for shares of Union Pacific common stock in the offer and you exchange some of your shares of Motor Cargo common stock for cash in the offer and/or the merger, you will recognize gain (but not loss) equal to the lesser of (1) the amount of cash you received in the offer and/or the merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash you received in the offer and/or the merger and the fair market value of the Union Pacific common stock you received in the offer over (b) the tax basis of your Motor Cargo common stock.

   The tax consequences described in the preceding paragraph assume that Motor Cargo will be merged with and into Merger Subsidiary, which is the "forward merger." If certain conditions relating to the United States federal income tax treatment of the offer and the forward merger are not met, then Merger Subsidiary may, at Union Pacific's reasonable discretion, be merged with and into Motor Cargo, which would be a "reverse merger." In this case, instead of the tax consequences described in the preceding paragraph, you will recognize all of your gain or loss on the disposition of your shares in the offer and/or the reverse merger, regardless of whether you elect to exchange your shares of Motor Cargo common stock for shares of Union Pacific common stock or cash.

   We encourage you to consult your own tax advisor about the effect the offer and the merger will have on you. See "The Offer--Material United States Federal Income Tax Consequences."

Union Pacific Will Account for the Merger Using the Purchase Method (See page
37)

   Union Pacific will account for the merger as a purchase for financial reporting purposes.

Comparative Per Share Market Price Information (See page 12)

   Union Pacific common stock is listed on the New York Stock Exchange under the symbol "UNP." Motor Cargo common stock trades on the Nasdaq National Market under the symbol "CRGO."

   Set forth below are the closing stock prices of Union Pacific common stock on the New York Stock Exchange Composite Transactions Tape and Motor Cargo common stock on the Nasdaq National Market on October 15, 2001, the last full trading day before the public announcement of the merger agreement, and on November 28, 2001, the last full trading day before the date of this prospectus.

                                    Union Pacific Motor Cargo
                                    Common Stock  Common Stock
                                    ------------- ------------
                  October 15, 2001.    $48.02        $ 9.95
                  November 28, 2001    $54.55        $14.20

   Shareholders are urged to obtain current market quotations for the Union Pacific and Motor Cargo common stock.

         UNION PACIFIC SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

   The following selected financial data for each of the five years in the period ended December 31, 2000 have been derived from Union Pacific's audited consolidated financial statements. Union Pacific's consolidated financial statements as of December 31, 2000 and 1999 and for the three years ended December 31, 2000 and Deloitte & Touche LLP's audit report with respect thereto have been incorporated by reference into this prospectus. The financial data as of September 30, 2001 and 2000, and for each of the nine-month periods then ended, have been derived from Union Pacific's unaudited consolidated financial statements which include, in management's opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Union Pacific for the periods and dates presented. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Union Pacific, including the notes to the financial statements, incorporated by reference into this document.

                                         For the Nine
                                         Months Ended
                                        September 30,         For the Year Ended December 31,(a)
                                      -----------------  --------------------------------------------
                                        2001     2000    2000(b)   1999    1998(c)    1997     1996
                                      -------   -------  -------  -------  -------   -------  -------
                                      (Millions of Dollars, Except Per Share Amounts and as Indicated)
For the Period
   Operating Revenue................. $ 8,967   $ 8,926  $11,878  $11,237  $10,514   $11,079  $ 8,786
   Operating Income (Loss)...........   1,507     1,564    1,903    1,804     (171)    1,144    1,432
   Income (Loss) (d).................     691       685      842      783     (633)      432      733
   Net Income (Loss).................     691       685      842      810     (633)      432      904
   Per Share--Basic:
      Income (Loss) (d)..............    2.79      2.78     3.42     3.17    (2.57)     1.76     3.38
      Net Income (Loss)..............    2.79      2.78     3.42     3.28    (2.57)     1.76     4.17
   Per Share--Diluted:
      Income (Loss) (d)..............    2.71      2.71     3.34     3.12    (2.57)     1.74     3.36
      Net Income (Loss)..............    2.71      2.71     3.34     3.22    (2.57)     1.74     4.14
   Dividends Per Share...............    0.60      0.60     0.80     0.80     0.80      1.72     1.72
   Operating Cash Flow...............   1,362     1,497    1,958    1,869      565     1,600    1,657
                                      -------   -------  -------  -------  -------   -------  -------
At Period End
   Total Assets...................... $31,305   $30,391  $30,499  $29,888  $29,374   $28,860  $27,990
   Total Debt........................   8,404     8,524    8,351    8,640    8,692     8,518    8,027
   Common Shareholders' Equity.......   9,257     8,552    8,662    8,001    7,393     8,225    8,225
                                      -------   -------  -------  -------  -------   -------  -------
Additional Data
   Average Employees.................  60,600    62,150   61,800   64,200   65,100    65,600   54,800
   Revenues Per Employee (000)....... $147.97   $143.62  $ 192.2  $ 175.0  $ 161.5   $ 168.9  $ 160.3
   Equity Per Common Share...........   37.27     34.50    35.09    32.29    29.88     33.30    33.35
   Rail Commodity Revenue............   7,773     7,714   10,270    9,851    9,072     9,712    7,419
   Trucking Revenue..................     862       839    1,113    1,062    1,034       946      961
   Rail Carloads (000)...............   6,664     6,680    8,901    8,556    7,998     8,453    6,632
   Trucking Shipments (000)..........   5,936     5,683    7,495    7,708    7,789     7,506    8,223
   Rail Operating Ratio (%)..........    81.9      81.1     82.3     82.0     95.4      87.4     79.1
   Trucking Operating Ratio (%) (e)..    95.1      95.6     95.2     98.1     94.8      96.8    104.9
                                      -------   -------  -------  -------  -------   -------  -------
Financial Ratios
   Debt to Capital Employed..........    43.9%     45.9%    45.1%    47.6%    49.4%     50.9%    49.4%
   Return on Equity (f)..............     7.7%      8.3%    10.1%    10.5%    (8.1)%     5.3%    12.4%

--------
(a)Data included the effects of the acquisitions of Southern Pacific Rail Corporation as of October 1, 1996, and reflects the disposition of Union Pacific's natural resources subsidiary in 1996 and Skyway Freight Systems, Inc. in 1998.
(b)2000 operating income and net income included $115 million pre-tax ($72 million after-tax) work force reduction charge.
(c)1998 operating loss and net loss included a $547 million pre- and after-tax charge for the revaluation of Overnite goodwill.
(d)Based on results from continuing operations.
(e)Excluded Overnite goodwill amortization in all years, and the revaluation of Overnite goodwill in 1998.
(f)Based on average common shareholders' equity.

          MOTOR CARGO SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

   The following selected financial data for each of the five years in the period ended December 31, 2000 have been derived from Motor Cargo's consolidated financial statements, which have been audited by Grant Thornton LLP, independent public accountants. The financial data as of September 30, 2001 and 2000, and for each of the nine-month periods then ended, have been derived from Motor Cargo's unaudited consolidated financial statements which include, in management's opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Motor Cargo for the periods and dates presented. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Motor Cargo, including the notes to the financial statements, which can be found in "Index to Motor Cargo Financial Statements" beginning on page F-1.

                                                            Nine months
                                                        Ended September 30,             Year ended December 31,
                                                        ------------------  -----------------------------------------------
                                                          2001      2000      2000      1999      1998      1997     1996
                                                        --------   -------  --------  --------  --------  --------  -------
                                                                      (in thousands, except per share amounts)
Statement of Earnings Data
   Operating revenues.................................. $103,745   $96,254  $131,112  $125,310  $114,725  $105,381  $92,310
   Operating expenses
      Salaries, wages and benefits.....................   53,312    47,894    65,166    59,502    51,747    45,247   39,666
      Operating supplies and expenses..................   16,569    15,748    21,812    20,342    15,974    15,706   14,947
      Purchased transportation.........................    8,732     8,849    11,870    15,580    17,974    15,389   14,164
      Operating taxes and licenses.....................    3,887     3,743     5,048     4,731     3,885     3,519    3,531
      Insurance and claims.............................    2,951     2,608     3,381     3,826     3,651     4,478    2,785
      Depreciation and amortization....................    6,633     6,641     8,772     8,822     7,928     6,998    6,578
      Communications and utilities.....................    1,582     1,601     2,176     2,023     1,924     1,896    1,784
      Building rents...................................    2,314     2,607     3,423     3,043     2,365     1,745    1,540
      Loss (gain) on sale of equipment.................        5      (152)     (206)     (241)     (103)     (142)      71
      Other non-recurring expense......................       --       102        --        --        --        --       --
                                                        --------   -------  --------  --------  --------  --------  -------
         Total operating expenses......................   95,985    89,641   121,442   117,628   105,345    94,836   85,066
                                                        --------   -------  --------  --------  --------  --------  -------
         Operating income..............................    7,760     6,613     9,670     7,682     9,380    10,545    7,244
   Other income (expense)
      Interest expense.................................      (91)     (121)     (158)     (139)     (154)   (1,051)  (1,430)
      Other, net.......................................      114        97       988       110       223        79       39
                                                        --------   -------  --------  --------  --------  --------  -------
   Earnings before income taxes........................    7,783     6,589    10,500     7,653     9,449     9,573    5,853
   Income taxes........................................    3,138     2,567     4,080     3,000     3,660     3,805    2,118
                                                        --------   -------  --------  --------  --------  --------  -------
   Net earnings........................................    4,645   $ 4,022  $  6,420  $  4,653  $  5,789  $  5,768  $ 3,735
                                                        ========   =======  ========  ========  ========  ========  =======
   Earnings per common share--basic.................... $   0.72   $  0.59  $   0.95  $   0.67  $   0.83
   Earnings per common share--diluted..................     0.71      0.59      0.95      0.67      0.83
   Weighted-average shares outstanding--diluted........    6,517     6,799     6,739     6,941     6,992
   Pro forma (1)
      Earnings before income taxes.....................                                                   $  9,573  $ 5,853
      Income taxes.....................................                                                      3,952    2,256
                                                                                                          --------  -------
      Net earnings.....................................                                                   $  5,621  $ 3,597
                                                                                                          ========  =======
      Earnings per common share--basic.................                                                   $   0.95  $  0.63
                                                                                                          ========  =======
      Weighted-average shares outstanding--basic.......                                                      5,939    5,820
                                                                                                          ========  =======
      Earnings per common share--diluted...............                                                   $   0.95  $  0.62
                                                                                                          ========  =======
      Weighted-average shares outstanding--diluted.....                                                      5,939    5,820
                                                                                                          ========  =======

--------
(1) Effective August 28, 1997, Motor Cargo acquired the membership interests of Ute, a Utah limited liability company. A limited liability company passes through to its members essentially all taxable earnings and losses and pays no tax at the company level. Accordingly, for comparative purposes, a pro forma provision for income taxes using an effective income tax rate of approximately 38% has been determined assuming Ute had been taxed as a C corporation for all periods presented.

                                                     September 30,               December 31,
                                                    --------------- ---------------------------------------
                                                     2001    2000    2000    1999    1998    1997    1996
                                                    ------- ------- ------- ------- ------- ------- -------
                                                                   (in thousands of dollars)
Balance Sheet Data
   Current assets.................................. $28,104 $25,738 $29,642 $27,090 $26,775 $26,965 $23,197
   Current liabilities.............................  15,462  12,095  12,327  11,641  10,741  11,597  15,752
   Total assets....................................  86,221  79,827  85,365  80,570  72,660  68,069  63,834
   Long-term obligations, less current maturities..   1,065   4,190   8,015   8,021   5,390   6,492  16,820
   Total liabilities...............................  24,049  23,549  27,864  26,929  23,386  24,618  37,794
   Shareholders' equity............................  62,172  56,278  57,501  53,641  49,275  43,451  26,040

                          COMPARATIVE PER SHARE DATA

   The following table sets forth selected historical and pro forma per share data for Union Pacific and historical and pro forma equivalent per share data for Motor Cargo. The data presented below should be read in conjunction with the historical audited and unaudited financial statements of Motor Cargo and Union Pacific that have been incorporated by reference into or included in this document. The Motor Cargo pro forma equivalent per share data was calculated by multiplying the Union Pacific pro forma per share data by an exchange ratio of
0.26. The pro forma combined per share data may not be indicative of the operating results or financial position that would have occurred if the merger had been consummated at the beginning of the periods indicated, and may not be indicative of future operating results or financial position.

                                                 For the
                                               Nine Months    For the
                                                  Ended      Year Ended
                                              September 30, December 31,
                                                  2001          2000
                                              ------------- ------------
        Union Pacific--Historical
           Net income per share:
               Diluted.......................    $ 2.71        $ 3.34
               Basic.........................      2.79          3.42
           Cash dividends declared per share.      0.60          0.80
           Book value per share..............     37.27         35.09

        Motor Cargo--Historical
           Net income per share:
               Diluted.......................    $ 0.71        $ 0.95
               Basic.........................      0.72          0.95
           Cash dividends declared per share.        --            --
           Book value per share..............      9.60          8.88

        Union Pacific--Pro Forma
           Net income per share:
               Diluted.......................    $ 2.71        $ 3.34
               Basic.........................      2.79          3.42
           Cash dividends declared per share.      0.60*         0.80*
           Book value per share..............     37.32         35.15

        Motor Cargo--Pro Forma Equivalent
           Net income per share:
               Diluted.......................    $ 0.70        $ 0.87
               Basic.........................      0.73          0.89
           Cash dividends declared per share.      0.16          0.21
           Book value per share..............      9.70          9.14

--------
* Pro forma cash dividends declared per share assumes consistent rate maintained for additional shares issued in the offer.

                    COMPARATIVE STOCK PRICES AND DIVIDENDS

   Union Pacific common stock is listed and traded on the NYSE under the symbol "UNP." Motor Cargo common stock trades on the Nasdaq National Market under the symbol "CRGO."

   The following table sets forth, for the periods indicated, the high and low sales prices per share of Union Pacific common stock as reported on the NYSE Composite Transaction Tape, and the quarterly cash dividends per share declared with respect thereto, and the high and low sales prices per share of Motor Cargo common stock as reported on the Nasdaq National Market. Motor Cargo has never declared or paid any cash dividends on its capital stock.

                                                                          Motor Cargo
                                               Union Pacific Common Stock Common Stock
                                               -------------------------- ------------


                                                Market Price     Cash     Market Price
                                               --------------- Dividends  ------------
                                                High    Low    Declared    High   Low
                                               ------  ------  ---------  ------ -----
1999
   First Quarter.............................. $55.00  $44.63    $0.20    $ 8.50 $4.00
   Second Quarter.............................  67.88   50.88     0.20      8.91  5.00
   Third Quarter..............................  60.69   46.94     0.20      8.50  6.13
   Fourth Quarter.............................  56.50   39.00     0.20      7.19  3.38

2000
   First Quarter.............................. $47.63  $34.25    $0.20    $ 5.38 $4.00
   Second Quarter.............................  46.31   37.13     0.20      6.00  4.25
   Third Quarter..............................  46.00   37.44     0.20      6.13  4.50
   Fourth Quarter.............................  52.81   37.88     0.20      7.61  5.00

2001
   First Quarter.............................. $57.09  $48.81    $0.20    $ 9.75 $5.75
   Second Quarter.............................  60.70   50.00     0.20     10.00  7.00
   Third Quarter..............................  58.23   43.39     0.20      9.75  6.56
   Fourth Quarter (through November 28, 2001).  56.00   44.60      -- (a)  14.50  9.30

--------
(a) The board of directors of Union Pacific declared a dividend of $0.20 per share of Union Pacific common stock for holders of record as of December 12, 2001 at Union Pacific's board of directors meeting held on November 15, 2001.

   The following table sets forth the closing prices per share of Union Pacific common stock on the NYSE and Motor Cargo common stock on the Nasdaq National Market on:

  . October 15, 2001, the last full trading day prior to the announcement of the execution of the merger agreement; and

  . November 28, 2001, the last full trading day prior to the date of this prospectus.

                                            Union Pacific Motor Cargo
                                            Common Stock  Common Stock
                                            ------------- ------------
         October 15, 2001..................    $48.02        $ 9.95
         November 28, 2001.................    $54.55        $14.20

   Motor Cargo shareholders should obtain current market quotations for Union Pacific common stock and Motor Cargo common stock. The market price of Union Pacific common stock could vary at any time before or after the offer and the merger. Because the exchange ratio in the offer is fixed, the value of the shares of Union Pacific common stock to be received by Motor Cargo shareholders who elect to receive stock may, depending on the price of the Union Pacific common stock, be more or less than the $12.10 per share of Motor Cargo common stock to be received by Motor Cargo shareholders who tender and elect to receive cash. If the share price of Union Pacific common stock is less than or equal to $46.53, the consideration received by Motor Cargo shareholders who elect to receive stock will be worth less than the $12.10 per share received by Motor Cargo shareholders who elect to receive cash. If the share price of Union Pacific common stock is more than $46.53, the consideration received by Motor Cargo shareholders who tender and elect to receive stock will be worth more than the $12.10 per share received by Motor Cargo shareholders who elect to receive cash. As a result, the market price of Motor Cargo common stock could vary considerably before completion of the offer and could be higher or lower than the $12.10 per share. If your shares are not exchanged in the offer, you will receive the $12.10 in cash, without interest, pursuant to the merger, the receipt of which may be delayed due to the possibility of a delay in completing the merger after completion of the offer, including possible delay due to disclosure requirements associated with the merger. Motor Cargo shareholders will not be able to receive Union Pacific common stock in the merger.

Union Pacific Dividend Policy

   The holders of Union Pacific common stock receive dividends if and when declared by the Union Pacific board of directors out of funds legally available therefor. Union Pacific currently pays quarterly dividends of $0.20 per share on its common stock and expects to continue this policy after the completion of the offer. The board of directors of Union Pacific declared a dividend of $0.20 per share of Union Pacific common stock for holders of record as of December 12, 2001 at Union Pacific's board of directors meeting held on November 15, 2001. However, Union Pacific cannot be certain that its dividend policy will remain unchanged after completion of the offer. The declaration and payment of dividends after the completion of the offer will depend upon business conditions, operating results, capital and reserve requirements and the Union Pacific board of directors' consideration of other relevant factors.

                                 RISK FACTORS

   In addition to the other information included in this prospectus (including the matters addressed in "Cautionary Statement Concerning Forward-Looking Statements" on page 16), you should consider the following in determining whether to tender your shares of Motor Cargo common stock and the consideration that you elect.

  The Trading Price of Union Pacific Common Stock May Be Affected by Factors Different from Those Affecting the Trading Price of Motor Cargo Common Stock

   Upon completion of our offer, holders of Motor Cargo common stock that elected to receive Union Pacific common stock will become holders of Union Pacific common stock. Union Pacific's business differs from that of Motor Cargo, and Union Pacific's results of operations, as well as the trading price of Union Pacific common stock, may be affected by factors different from those affecting Motor Cargo's results of operations and the price of Motor Cargo common stock.

  We Face Competition from Other Types of Transportation and from Other Rail Operators

   We compete directly with other modes of transportation, including motor carriers and, to a lesser extent, ships, barges and pipelines. Competition is based primarily upon the rate charged and the transit time required, as well as the quality and reliability of the service provided. While we must build or acquire and maintain our rail system, trucks and barges are able to use public rights-of-way maintained by public entities. Any future improvements or expenditures materially increasing the quality of these alternative modes of transportation in the locations in which we operate, or legislation granting materially greater latitude for motor carriers with respect to size or weight limitations, could have a material adverse effect on our results of operations and financial condition.

  We Are Subject to Significant Governmental Regulation of Our Railroad
  Operations

   We are subject to governmental regulation by a significant number of federal, state and local regulatory authorities with respect to our railroad operations and a variety of health, safety, labor, environmental and other matters. Our failure to comply with applicable laws and regulations could have a material adverse effect on us. Governments may change the legislative framework within which we operate without providing us with any recourse for any adverse effects that the change may have on our business. Also, some of the regulations require us to obtain and maintain various licenses, permits and other authorizations and we cannot assure you that we will continue to be able to do so.

  We Are Subject to Significant Environmental Laws and Regulations

   Our operations are subject to extensive federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, and the handling, storage, transportation and disposal of waste and other materials and cleanup of hazardous material or petroleum releases. Environmental liability can extend to previously owned or operated properties, leased properties and properties owned by third parties, as well as to properties currently owned and used by us. Environmental liabilities may also arise from claims asserted by adjacent landowners or other third parties in toxic tort litigation. We may be subject to allegations or findings to the effect that we have violated, or are strictly liable under, these laws or regulations. We could incur significant costs as a result of any of the foregoing and we may be required to incur significant expenses to investigate and remediate environmental contamination.

  Rising Fuel Costs Could Materially Adversely Affect Our Business

   Fuel costs constitute a significant portion of our transportation expenses. Diesel fuel prices are subject to dramatic increases. Such increases may have a material adverse effect on our business and results of operations. Fuel prices and supplies are influenced significantly by international political and economic circumstances. If a fuel supply shortage were to arise from OPEC production curtailments, a disruption of oil imports or otherwise, higher fuel prices and any price increases would materially affect our operating results.

  Some of Our Employees Belong to Labor Unions and Strikes or Work Stoppages Could Adversely Affect Our Operations

   We are a party to collective bargaining agreements with various labor unions in the United States. Some of these agreements expire within the next two years. Disputes with regard to the terms of these agreements or our potential inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. If the unionized workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs.

  If the Internal Revenue Service Successfully Challenged the Treatment of the Offer and the Forward Merger as a Reorganization or if the Merger Were Effected as a Reverse Merger, the Transaction Would Be Fully Taxable for You

   If the merger is effected as a forward merger of Motor Cargo with and into Merger Subsidiary, no assurance can be given that the Internal Revenue Service would not challenge the treatment of the offer and the forward merger as an integrated transaction that constitutes a "reorganization" for United States federal income tax purposes. Moreover, if certain conditions relating to the United States federal income tax treatment of the offer and the proposed forward merger are not met, then at Union Pacific's reasonable discretion, the merger may be effected as a reverse merger of Merger Subsidiary with and into Motor Cargo. If the IRS successfully challenged the treatment of the offer and the forward merger as a "reorganization" or if the merger were effected as a reverse merger, you would recognize all of your gain or loss on the disposition of your shares in the offer and/or the merger. We encourage you to consult your own tax advisor about the effect the offer and the merger will have on you. See "The Offer--Material United States Federal Income Tax Consequences" on page 28.

  Terrorist Attacks, Such as the Attacks That Occurred in New York, Pennsylvania and Washington, D.C. on September 11, 2001, and Future War or Risk of War May Adversely Impact Our Results of Operations, Our Ability to Raise Capital or Our Future Growth

   The impact that the terrorist attacks of September 11, 2001 may have on our industry in general, and on us in particular, is not known at this time. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may impact our operations in unpredictable ways, including disruptions of our rail lines, highways, facilities, fuel supplies and the possibility that our rail lines and facilities could be direct targets of, or indirect casualties of, an act of terror. In addition, war or risk of war may also have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital. These attacks will likely lead to increased volatility in fuel cost and availability and could affect the results of our operations. In addition, the insurance premiums charged for some or all of the coverages currently maintained by us could increase dramatically, or the coverages could be unavailable in the future.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

   Some of the statements in this prospectus are, and statements in other material filed or to be filed with the SEC (as well as information included in oral statements or other written statements made or to be made by Union Pacific) are, or will be, forward-looking within the meaning of the Securities Act of 1933 and the Exchange Act. The safe harbors provided under the Securities Act of 1933 and the Exchange Act with respect to forward-looking statements are not available to statements made in connection with a tender offer. These forward-looking statements include, without limitation, statements relating to the cost savings expected to result from the proposed acquisition, anticipated results of operations of the combined company following the proposed acquisition, projected earnings per share of the combined company following the proposed acquisition and the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "intends," "anticipates" or similar expressions identify forward-looking statements.

   Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.

   You should understand that the following important factors, in addition to those discussed in "Risk Factors" previously and in the documents which are incorporated by reference, could affect the future results of Union Pacific, Motor Cargo and the combined company following the completion of the merger, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

  . cost savings expected to result from the proposed acquisition may not be fully realized or realized within the expected time-frame;

  . operating results following the proposed acquisition may be lower than expected;

  . competitive pressure among companies in our industry may increase significantly;

  . whether Union Pacific and its subsidiaries are fully successful in implementing their financial and operational initiatives;

  .  industry competition, conditions, performance and consolidation;

  . legislative and/or regulatory developments, including possible enactment of initiatives to re-regulate the rail business;

  .  natural events such as severe weather, floods and earthquakes;

  . the effects of adverse general economic conditions, both within the United States and globally;

  .  changes in fuel prices;

  .  changes in labor costs;

  . global and domestic economic repercussions from recent terrorist activities and the government response thereto;

  .  labor stoppages; and

  .  the outcome of claims and litigation.

   Forward-looking statements speak only as of the date the statement was made. Union Pacific assumes no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. If Union Pacific does update one or more forward-looking statements, no inference should be drawn that Union Pacific will make additional updates with respect thereto or with respect to other forward-looking statements.

                             REASONS FOR THE OFFER

Reasons for the Recommendation of Union Pacific's Board of Directors; Factors Considered

   In approving the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement, Union Pacific's board of directors considered a number of factors, including:

  . the review of the business, operations, financial condition, earnings and prospects of Union Pacific, Overnite and Motor Cargo, conducted by the respective managements of Union Pacific and Overnite, which was analyzed by the management of Union Pacific in its consideration of Union Pacific's strategic objectives;

  . the potential synergies that may be achieved through cross-marketing each company's transportation services to the other company's customers;

  .  the complementary nature of Overnite's and Motor Cargo's businesses;

  . the strategic fit between Overnite and Motor Cargo, and the belief that the acquisition of Motor Cargo has the potential to enhance shareholder value through additional opportunities;

  . the belief of Union Pacific's board of directors that the terms of the transaction are reasonable;

  . the competitive conditions in the trucking industries, including the likelihood of consolidation and increased competition; and

  .  the likely impact of the merger on each company's employees and customers.

   The foregoing discussion of the information and factors considered by the Union Pacific board of directors is not intended to be exhaustive, but includes the material factors considered by the Union Pacific board of directors. In view of the variety of factors considered in connection with its evaluation of the transaction, the Union Pacific board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors.

Reasons for the Recommendation of Motor Cargo's Board of Directors; Factors Considered

   Motor Cargo's board of directors, by unanimous vote, has approved and adopted the merger agreement and the transactions contemplated by it, including the offer and the merger, and has determined that the offer and the merger are advisable and fair to and in the best interests of the shareholders of Motor Cargo and recommends that the shareholders of Motor Cargo accept the offer and tender their shares of Motor Cargo common stock pursuant to the offer. In reaching their decision as to whether to tender for cash or shares of Union Pacific common stock, shareholders should consider their personal financial situation and consult their financial, accounting and tax advisors.

   In making the determination and recommendation described above, Motor Cargo's board of directors considered a number of factors, including those described below:

  . current industry, economic and market conditions, including recent business combination transactions by other carriers;

  . the Motor Cargo board of directors' familiarity with the business, financial condition, prospects and current business strategy of Motor Cargo; in this regard, the Motor Cargo board of directors particularly considered:

     --the historical results, financial condition, results of operations, cash flows, earnings, and assets of Motor Cargo;

     --Motor Cargo's future prospects; and

     --the current near-term and long-term outlook for the less-than-truckload, or LTL, market;

  . Motor Cargo's business, strategic objectives and prospects if it did not pursue the transaction, and the risks and uncertainties associated therewith, including risks associated with increased competition with larger companies;

  . the fact that Motor Cargo shareholders would be able to elect to receive either $12.10 in cash or, alternatively, 0.26 of a share of Union Pacific common stock for each share of Motor Cargo common stock;

  . the fact that both the cash consideration of $12.10 and the value of Union Pacific stock based upon an exchange ratio of 0.26 of a share represented a substantial premium over the average trading price of Motor Cargo common stock over the past year;

  . the fact that Union Pacific stock is highly liquid, has a current quarterly dividend of $0.20 per share and would provide shareholders electing to receive Union Pacific common stock with an opportunity to participate in the growth potential of Union Pacific;

  . the strategic fit between Motor Cargo and Union Pacific's existing trucking operations;

  . the Motor Cargo board of directors' review of public disclosures about the business, financial condition, prospects and current business strategy of Union Pacific, the due diligence review by Motor Cargo's management and financial and legal advisors of Union Pacific and Union Pacific's recent historical stock price performance;

  . Morgan Keegan's analyses presented to Motor Cargo's board of directors and Morgan Keegan's opinion that, based upon the assumptions, limitations and qualifications in the opinion, the consideration to be received by shareholders of Motor Cargo pursuant to the offer and the merger is fair to those shareholders from a financial point of view;

  . the expected ability to consummate the offer and the merger as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"), which would allow shareholders electing to receive shares of Union Pacific common stock for their shares of Motor Cargo common stock to defer income tax liability until such shares of Union Pacific common stock are sold;

  . the fact that the offer and the merger provide for a prompt exchange offer for all shares of Motor Cargo common stock to be followed by a second-step merger at the same cash consideration per share, thereby enabling Motor Cargo's shareholders to obtain the benefits of the transaction at the earliest possible time;

  . the fact that preliminary contacts with other potential buyers did not yield an offer superior to the terms of the merger agreement;

  . the belief, based in part upon the analyses of Morgan Keegan and the opinion of senior management, that it was unlikely that a third party would propose a transaction superior to the Union Pacific transaction;

  . the terms of the merger agreement, which, subject to certain conditions, allow Motor Cargo to terminate the merger agreement upon payment of a $5 million termination fee if a superior proposal to acquire Motor Cargo is made;

  . the significant likelihood that the transactions contemplated by the merger agreement and the offer will be consummated, particularly in light of Union Pacific's reputation, ability to finance the transaction, lack of any financing condition in the merger agreement, the ability to terminate the offer and the merger agreement only in limited circumstances and the likely satisfaction of the conditions to the offer, including the condition that holders tender two-thirds of the outstanding shares of Motor Cargo common stock and the regulatory approval requirements; and

  . the fact that Harold R. Tate, Motor Cargo's majority shareholder, was in favor of the transaction and willing to enter into a shareholder agreement providing for the exchange of all of his shares of Motor Cargo common stock for shares of Union Pacific common stock.

   In view of the wide variety of factors considered by Motor Cargo's board of directors in connection with its evaluation of the offer and the complexity of such matters, Motor Cargo's board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, Motor Cargo's board of directors did not undertake to determine specifically whether any particular factor (or any aspect of any particular factor) was favorable or unfavorable to its ultimate determination, but rather conducted a discussion of the factors described above, including asking questions of Motor Cargo's management and legal and financial advisors, and reached a general consensus that the offer is advisable and fair to and in the best interests of the shareholders of Motor Cargo. In considering the factors described above, individual members of Motor Cargo's board of directors may have given different weight to different factors.

   A summary of Morgan Keegan's report and opinion including the analyses performed, the bases and methods of arriving at such opinion and a description of Morgan Keegan's investigation and assumptions are disclosed in Item 4 of Motor Cargo's Solicitation/Recommendation Statement on Schedule 14D-9, which was mailed to the shareholders of Motor Cargo with the preliminary prospectus and is incorporated by reference into this prospectus. Morgan Keegan's opinion is attached as Annex II to Motor Cargo's Schedule 14D-9 and is incorporated by reference into this prospectus.

   To Motor Cargo's knowledge, after reasonable inquiry, all of its executive officers, directors and their affiliates currently intend to tender all shares of Motor Cargo common stock that are held of record or are beneficially owned by them pursuant to the offer, other than the shares of Motor Cargo common stock, if any, held by such persons that, if tendered, could cause them to incur liability under Section 16(b) of the Exchange Act. Prior to the completion of the offer, executive officers and directors have indicated they may exercise options to purchase in the aggregate up to 229,000 shares of Motor Cargo common stock and sell the underlying shares in brokerage transactions. Mr. Tate, Chairman of the Board and Chief Executive Officer of Motor Cargo, and Mr. Friedland, Vice President and General Counsel of Motor Cargo, have entered into shareholder agreements with Union Pacific, pursuant to which they have agreed to tender all of their shares of Motor Cargo common stock in the offer. Mr. Tate and, subject to certain exceptions, Mr. Freidland have agreed to elect to receive only Union Pacific common stock for their shares of Motor Cargo common stock.

                            BACKGROUND OF THE OFFER

   As a result of its customary review of the business and the marketplace and in connection with the development of its strategic plans during 2000 and 2001, Overnite identified a need to expand its operations in the western region of the United States to complement its current business. Overnite considered and analyzed the acquisition of several entities and identified Motor Cargo as a viable candidate during the middle of 2000. Morgan Stanley & Co., Incorporated provided financial advice and assistance to Union Pacific and Overnite in connection with the evaluation of the potential transaction.

   In response to recent consolidations in the trucking industry, Motor Cargo considered available options to bolster its competitive position, including the possibility of entering into a business combination. On January 16, 2001, Motor Cargo engaged Morgan Keegan to serve as its financial advisor. Representatives of Motor Cargo had preliminary discussions with two potential acquirors but concluded that neither company was prepared to make an offer to acquire Motor Cargo on acceptable terms.

   In February 2001, Marshall L. Tate, who was at the time the Chief Executive Officer of Motor Cargo, was contacted by John Terry, a shareholder of Motor Cargo and a consultant to Overnite. Mr. Terry and Mr. Marshall Tate discussed whether Motor Cargo would be interested in a potential acquisition transaction with Overnite.

   On February 22, 2001, Patrick D. Hanley, Senior Vice President and Chief Financial Officer of Overnite, made a presentation to the board of directors of Union Pacific regarding the potential acquisition of Motor Cargo, and the board of directors authorized Overnite to continue exploring the potential acquisition of Motor Cargo. Thereafter, Overnite contacted Morgan Keegan to discuss the terms of a confidentiality agreement and arrange a meeting between Harold R. Tate, Chairman of Motor Cargo, and Leo H. Suggs, Chairman and Chief Executive Officer of Overnite.

   On March 1, 2001, Mr. Marshall Tate and Mr. Harold Tate each received a telephone call from Mr. Suggs, confirming Overnite's interest in a potential transaction.

   On March 7, 2001, Overnite entered into a confidentiality agreement with Morgan Keegan, on behalf of Motor Cargo. Pursuant to the terms of the confidentiality agreement, Motor Cargo furnished Overnite with information in connection with its evaluation of a possible transaction with Motor Cargo.

   On March 16, 2001, following Overnite's review of the information provided by Motor Cargo, Mr. Suggs, Mr. Hanley and Mr. Terry met with Mr. Harold Tate and representatives of Morgan Keegan in Phoenix, Arizona for preliminary discussions regarding whether a transaction could be completed on terms acceptable to both parties.

   As a result of the meeting, Motor Cargo agreed to allow Overnite to proceed with its due diligence investigation of Motor Cargo by teleconference and by conducting investigations in Salt Lake City, Utah. During the remainder of March, Overnite conducted its due diligence activities and, on March 31, 2001, Richard K. Davidson, Chairman, President and Chief Executive Officer of Union Pacific, authorized Mr. Suggs to pursue a possible business combination transaction with Motor Cargo.

   On April 2, 2001, Mr. Suggs, Mr. Hanley and Mr. Terry met with Mr. Harold Tate and representatives of Morgan Keegan at the offices of Motor Cargo in North Salt Lake, Utah and indicated that Overnite was potentially interested in acquiring all of the outstanding common stock of Motor Cargo at a value of $10.25 per share. After further discussions, the parties determined that further negotiations would not be likely to produce definitive terms for an acquisition that would be acceptable to both parties.

   In a letter to Overnite, dated April 5, 2001, Motor Cargo's legal counsel requested that all confidential information be returned to Morgan Keegan or destroyed in accordance with the terms of the confidentiality agreement. In a letter dated April 6, 2001, Mr. Suggs confirmed the termination of Overnite's interest in a business combination transaction with Motor Cargo.

   On April 9, 2001, the board of directors of Motor Cargo met and concluded that the terms of the proposed transaction were inadequate.

   Between the latter part of April 2001 and September 2001, Mr. Suggs and Mr. Harold Tate occasionally discussed the operations of their respective companies, and Overnite continued to follow the financial performance of Motor Cargo. In addition, Morgan Keegan was frequently in contact with representatives of Overnite regarding a possible acquisition by Union Pacific of Motor Cargo.

   During the latter part of August and September 2001, Mr. Suggs and Mr. Harold Tate arranged a meeting between Mr. Harold Tate and Mr. Davidson in North Salt Lake, Utah for purposes of determining whether negotiation of an acquisition could resume. On September 5, 2001, Mr. Suggs and Mr. Hanley met with Mr. Davidson and James R. Young, Executive Vice President-Finance and Chief Financial Officer of Union Pacific, in Omaha, Nebraska, and Mr. Davidson authorized Mr. Suggs to attempt to initiate negotiations with Mr. Harold Tate. On September 6, 2001, Mr. Suggs and Mr. Davidson visited Motor Cargo's facilities in North Salt Lake, Utah and discussed with Mr. Harold Tate a possible acquisition of Motor Cargo by Union Pacific, although no negotiations took place at this time.

   On September 26, 2001, Mr. Suggs visited Motor Cargo's headquarters and made a new proposal for the possible acquisition of Motor Cargo by Union Pacific. Motor Cargo's management reviewed the proposal with Morgan Keegan and Motor Cargo's legal counsel and proposed a modification to the proposal later that day. The proposed modification increased the minimum exchange ratio applicable to the exchange of shares of Motor Cargo common stock for shares of Union Pacific common stock. At a meeting of the board of directors of Union Pacific held on September 27, 2001, a possible acquisition was considered and approved subject to, among other things, approval of the transaction by the Motor Cargo board of directors and negotiation of terms, representations, warranties and conditions to be set forth in a definitive acquisition agreement satisfactory to the management of Union Pacific and Overnite. On September 28, 2001, Mr. Suggs confirmed to Motor Cargo that Union Pacific was interested in pursuing a possible acquisition of Motor Cargo.

   During the next two weeks, legal counsel for both parties negotiated the terms and conditions of a merger agreement. Union Pacific and Mr. Harold Tate and Mr. Marvin L. Friedland also negotiated the terms and conditions of the shareholder agreements relating to the exchange of shares by Mr. Harold Tate and Mr. Friedland, the execution of which was a condition to Union Pacific's proceeding with the transaction with Motor Cargo. During this two week period, representatives of Overnite and Union Pacific conducted further due diligence by teleconference and by investigations in Salt Lake City, Utah.

   On October 15, 2001, the board of directors of Motor Cargo held a special meeting at which Motor Cargo's management and legal and financial advisors reviewed the terms of the merger agreement and the shareholder agreements with the members of the board of directors. Morgan Keegan made a presentation to the Motor Cargo board of directors, including a discussion of analyses used in evaluating the proposed transaction. During the meeting, Morgan Keegan provided its opinion that the consideration to be received by shareholders of Motor Cargo pursuant to the offer and the merger is fair to those shareholders from a financial point of view, which opinion was subsequently confirmed by Morgan Keegan in writing. After full consideration and discussion, the Motor Cargo board of directors unanimously approved and adopted the merger agreement, including the offer and the merger.

   Following the meeting of the Motor Cargo board of directors, the appropriate parties signed the merger agreement and the shareholder agreements and the parties issued a joint press release announcing the transaction.

   On October 31, 2001, Union Pacific and Motor Cargo issued a joint press release announcing the commencement of the offer for all of the outstanding shares of Motor Cargo common stock.

                                   THE OFFER

   We are offering to exchange either 0.26 of a share of Union Pacific common stock or $12.10 in cash for each outstanding share of Motor Cargo common stock, validly tendered and not properly withdrawn, subject, in each case, to the election procedure described in this prospectus and the related letter of election and transmittal.

   You should understand that if the Union Pacific common stock price is less than or equal to $46.53 and you elect to receive Union Pacific common stock then you will receive shares of Union Pacific common stock having a value of less than $12.10 for each share of Motor Cargo common stock validly tendered and not properly withdrawn.

   You will not receive any fractional shares of Union Pacific common stock. Instead, you will receive cash in an amount equal to the market value of any fractional shares you would otherwise have been entitled to receive.

   If you are the record owner of your shares and you tender your shares directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you own your shares through a broker or other nominee and your broker or nominee tenders the shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. Except as set forth in the instructions to the letter of election and transmittal and the merger agreement, transfer taxes on the exchange of Motor Cargo common stock pursuant to our offer will be paid by us or on our behalf.

   We are making this offer in order to acquire all of the outstanding shares of Motor Cargo common stock. We intend, as soon as possible after completion of the offer, to have Merger Subsidiary merge with Motor Cargo. The purpose of the merger is to acquire all shares of Motor Cargo common stock not tendered and exchanged pursuant to the offer. In the merger, each then outstanding share of Motor Cargo common stock (except for shares held by Motor Cargo or that we hold for our own account and shares of Motor Cargo common stock for which dissenters' rights have been exercised) would be converted into the right to receive $12.10 per share in cash. Motor Cargo shareholders will not be able to receive Union Pacific common stock in the merger.

   Our obligation to exchange shares of Union Pacific common stock and cash for shares of Motor Cargo common stock pursuant to the offer is subject to several conditions referred to below under "--Conditions of Our Offer," including the minimum tender condition, the regulatory approvals condition and other conditions that are discussed below.

Timing of Our Offer

   Our offer is scheduled to expire at 12:00 midnight, New York City time on November 29, 2001, the "expiration date," unless we extend the period of time for which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as so extended, expires. For more information, you should read the discussion under the caption "--Extension, Termination and Amendment."

Extension, Termination and Amendment

   We expressly reserve the right, in our sole discretion (subject to the provisions of the merger agreement), at any time or from time to time, to extend the period of time during which our offer remains open, and we can do so by giving oral or written notice of the extension to the exchange agent. If we decide to so extend our offer, we will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We are not making any assurance that we will exercise our right to extend our offer, although we currently intend to do so until all conditions have been satisfied or waived. During any such extension, all shares of Motor Cargo common stock previously tendered and not properly withdrawn will remain subject to the offer, subject to your right to withdraw your shares of Motor Cargo common stock. You should read the discussion under the caption "--Withdrawal Rights and Change of Election" for more details.

   Subject to the SEC's applicable rules and regulations, we also reserve the right, in our sole discretion (subject to the provisions of the merger agreement), at any time or from time to time:

  . to delay our acceptance for exchange or exchange of any shares of Motor Cargo common stock pursuant to our offer or to terminate our offer and not accept for exchange or exchange any shares of Motor Cargo common stock not previously accepted for exchange, or exchanged, upon the failure of any of the conditions of the offer to be satisfied; and

  . to waive any condition or otherwise amend the offer in any respect, by giving oral or written notice of such delay, termination or amendment to the exchange agent and by making a public announcement.

   We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the offer be promptly sent to shareholders in a manner reasonably designed to inform shareholders of the change) and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

   We confirm to you that if we make a material change in the terms of our offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required under the Exchange Act. If, prior to the expiration date, we change the percentage of shares of Motor Cargo common stock being sought or the consideration offered to you, that change will apply to all holders whose shares of Motor Cargo common stock are accepted for exchange pursuant to our offer. If at the time notice of that change is first published, sent or given to you, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that the notice is first so published, sent or given, we will extend the offer until the expiration of that ten business-day period. For purposes of our offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

   We may, although we do not currently intend to, elect to provide a subsequent offering period of 3 to 20 business days after the acceptance of shares of Motor Cargo common stock in the offer if the requirements under Exchange Act Rule 14d-11 have been met. You will not have the right to change your election or withdraw your shares of Motor Cargo common stock that you tender in the subsequent offering period, if any.

Procedure for Tendering and Electing

   Valid Tender. For you to validly tender shares of Motor Cargo common stock pursuant to the offer:

  . a properly completed and duly executed letter of election and transmittal (or manually executed facsimile of that document), along with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the exchange agent at one of its addresses set forth on the back cover of this prospectus, and certificates for tendered shares of Motor Cargo common stock must be received by the exchange agent at such address or those shares of Motor Cargo common stock must be tendered pursuant to the procedures for book-entry tender set forth below (and a confirmation of receipt of such tender received (we refer to this confirmation below as a "book-entry confirmation")), in each case before the expiration date; or

  .  you must comply with the guaranteed delivery procedures set forth below.

   Valid Election. Motor Cargo shareholders have the option to exchange each of their shares of Motor Cargo common stock for:

  .  0.26 of a share of Union Pacific common stock;

  .  $12.10 in cash, without interest; or

  .  a combination of both.

   Motor Cargo shareholders may elect to receive cash or Union Pacific common stock for all of their shares of Motor Cargo common stock. To make a valid election you must select one of the three options on the letter of election and transmittal, or, if you hold your shares in "street name" through a broker, instruct your broker as to your election. If you validly tender shares of Motor Cargo common stock but fail to make an election, you will be deemed to have elected to receive cash.

   Book-Entry Transfer. The exchange agent will establish accounts with respect to the shares of Motor Cargo common stock at The Depository Trust Company (which we refer to as the "Book-Entry Transfer Facility") for purposes of the offer within two business days after the date of the initial preliminary prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility may make book-entry delivery of the shares of Motor Cargo common stock by causing the Book-Entry Transfer Facility to transfer such shares of Motor Cargo common stock into the exchange agent's account in accordance with the Book-Entry Transfer Facility's procedure for the transfer. However, although delivery of shares of Motor Cargo common stock may be effected through book-entry at the Book-Entry Transfer Facility, the letter of election and transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one or more of its addresses set forth on the back cover of this prospectus prior to the expiration date, or the guaranteed delivery procedures described below must be followed.

   The term "agent's message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares of Motor Cargo common stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of election and transmittal and that we may enforce that agreement against the participant.

   Signature Guarantees. Signatures on all letters of election and transmittal must be guaranteed by an eligible institution, except in cases in which shares of Motor Cargo common stock are tendered either by a registered holder of shares of Motor Cargo common stock who has not completed the box entitled "Special Issuance Instructions" on the letter of election and transmittal or for the account of an eligible institution.

   If the certificates for shares of Motor Cargo common stock are registered in the name of a person other than the person who signs the letter of election and transmittal, or if certificates for unexchanged shares of Motor Cargo common stock are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner we have described above.

   Guaranteed Delivery. If you wish to tender shares of Motor Cargo common stock pursuant to our offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or cannot complete the procedure for book-entry transfer on a timely basis, your shares of Motor Cargo common stock may nevertheless be tendered, so long as all of the following conditions are satisfied:

  .  you make your tender by or through an eligible institution;

  . a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by us, is received by the exchange agent as provided below on or prior to the expiration date; and

  . the certificates for all tendered shares of Motor Cargo common stock (or a confirmation of a book-entry transfer of such securities into the exchange agent's account at the Book-Entry Transfer Facility as described above), in proper form for transfer, together with a properly completed and duly executed letter of election and transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an agent's message) and all other documents required by the letter of election and transmittal are received by the exchange agent within three NYSE trading days after the date of execution of such notice of guaranteed delivery.

   You may deliver the notice of guaranteed delivery by hand or transmit it by facsimile transmission or mail to the exchange agent and you must include a guarantee by an eligible institution in the form set forth in that notice.

   The method of delivery of Motor Cargo share certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

   To prevent federal income tax backup withholding with respect to cash received pursuant to our offer, you must provide the exchange agent with your correct taxpayer identification number and certify that you are not subject to backup withholding of federal income tax by completing the Substitute Form W-9 included in the letter of election and transmittal. Some shareholders (including, among others, all corporations and some foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the shareholder must submit an appropriate Form W-8, signed under penalties of perjury, attesting to that individual's exempt status.

   Exchange for Shares Tendered. In all cases, we will exchange shares of Motor Cargo common stock tendered and accepted for exchange pursuant to our offer only after timely receipt by the exchange agent of certificates for shares of Motor Cargo common stock (or timely confirmation of a book-entry transfer of such securities into the exchange agent's account at the Book-Entry Transfer Facility as described above), properly completed and duly executed letter(s) of election and transmittal (or a manually signed facsimile(s) thereof), or an agent's message in connection with a book-entry transfer, and any other required documents.

   Appointment. By executing a letter of election and transmittal as set forth above, you irrevocably appoint our designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Motor Cargo common stock tendered and accepted for exchange by us and with respect to any and all other shares of Motor Cargo common stock and other securities issued or issuable in respect of the shares of Motor Cargo common stock on or after October 15, 2001. That appointment is effective, and voting rights will be affected, when and only to the extent that we accept the shares of Motor Cargo common stock that you have tendered with the exchange agent. All such proxies will be considered coupled with an interest in the tendered shares of Motor Cargo common stock and therefore will not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked, and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Our designees will, with respect to the shares of Motor Cargo common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Motor Cargo's shareholders or otherwise. We reserve the right to require that, in order for shares of Motor Cargo common stock to be deemed validly tendered, immediately upon our exchange of those shares of Motor Cargo common stock, we must be able to exercise full voting rights with respect to such shares of Motor Cargo common stock.

   Determination of Validity. We will decide questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Motor Cargo common stock or election with respect to your shares of Motor Cargo common stock, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders of shares of Motor Cargo common stock that we determine are not in proper form or the acceptance of or exchange for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any shares of Motor Cargo common stock. No tender of shares of Motor Cargo common stock will be deemed to have been validly made until all defects and irregularities in tenders of shares of Motor Cargo common stock have been cured or waived.

   Neither we, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of, or election with respect to, any shares of Motor Cargo common stock or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of our offer (including the letter of election and transmittal and instructions thereto) will be final and binding.

   Binding Agreement. The tender of shares of Motor Cargo common stock pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

Withdrawal Rights and Change of Election

   Withdrawal Rights. Your tender of shares of Motor Cargo common stock pursuant to the offer is irrevocable, except that, other than during a subsequent offering period, shares of Motor Cargo common stock tendered pursuant to the offer may be withdrawn at any time prior to the expiration date, and, unless we previously accepted them pursuant to the offer, may also be withdrawn at any time after December 29, 2001. If we elect to provide a subsequent offering period under Exchange Act Rule 14d-11, you will not have the right to change your election or withdraw shares of Motor Cargo common stock that you tender in the subsequent offering period.

   For your withdrawal to be effective, the exchange agent must receive from you a written, telex or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this prospectus, and your notice must include your name, address, social security number, the certificate number(s) and the number of shares of Motor Cargo common stock to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered those shares of Motor Cargo common stock.

   A financial institution must guarantee all signatures on the notice of withdrawal. Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees for you. The financial institution must be a participant in the Securities Transfer Agents Medallion Program, an "eligible institution," unless those shares of Motor Cargo common stock have been tendered for the account of any eligible institution. If shares of Motor Cargo common stock have been tendered pursuant to the procedures for book-entry tender discussed under the caption entitled "--Procedure for Tendering and Electing," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares of Motor Cargo common stock and must otherwise comply with the Book-Entry Transfer Facility's procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of Motor Cargo common stock withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates.

   We will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, and our decision will be final and binding. Neither we, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Shares of Motor Cargo common stock properly withdrawn will be deemed not to have been validly tendered for purposes of our offer.

However, you may retender withdrawn shares of Motor Cargo common stock by following one of the procedures discussed under the captions entitled "--Procedure for Tendering and Electing--Valid Tender" or "--Procedure for Tendering and Electing--Guaranteed Delivery" at any time prior to the expiration date.

   Revocation or Change of Election. An election is irrevocable, except that, other than during a subsequent offering period, shares tendered may be withdrawn at any time prior to the expiration date and, unless previously accepted pursuant to the offer, may also be withdrawn at any time after December 29, 2001. If we elect to provide a subsequent offering period under Exchange Act Rule 14d-11, you will not have the right to change your election that you tender in the subsequent offering period. After an effective withdrawal you may change your election and retender withdrawn shares of Motor Cargo common stock by following one of the procedures discussed under the caption entitled "--Procedure for Tendering and Electing" at any time prior to the expiration date.

Exchange of Shares of Motor Cargo Common Stock; Delivery of Union Pacific Common Stock and Cash

   Upon the terms and subject to the conditions of our offer (including, if the offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for exchange, and will exchange, shares of Motor Cargo common stock validly tendered and not properly withdrawn as promptly as practicable after the expiration date. In addition, subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance for exchange or the exchange of shares of Motor Cargo common stock in order to comply with any applicable law. In all cases, exchange of shares of Motor Cargo common stock tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of:

  . certificates for those shares of Motor Cargo common stock (or a confirmation of a book-entry transfer of those shares of Motor Cargo common stock in the exchange agent's account at the Book-Entry Transfer Facility);

  . a properly completed and duly executed letter of election and transmittal (or a manually signed facsimile of that document); and

  .  any other required documents.

   For purposes of the offer, we will be deemed to have accepted for exchange shares of Motor Cargo common stock validly tendered and not properly withdrawn as, if and when we notify the exchange agent of our acceptance of the tenders of those shares of Motor Cargo common stock pursuant to the offer. The exchange agent will deliver cash and Union Pacific common stock in exchange for shares of Motor Cargo common stock pursuant to the offer and cash instead of fractional shares of Union Pacific common stock as soon as practicable after receipt of our notice. The exchange agent will act as agent for tendering shareholders for the purpose of receiving cash (including cash to be paid instead of fractional shares of Union Pacific common stock) from us and transmitting such cash to you and causing the shares of Union Pacific common stock to be delivered to you. You will not receive any interest on any cash that we pay you, even if there is a delay in making the exchange.

   If we do not accept any tendered shares of Motor Cargo common stock for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more shares of Motor Cargo common stock than are tendered, we will return certificates for such unexchanged shares of Motor Cargo common stock without expense to the tendering shareholder or, in the case of shares of Motor Cargo common stock tendered by book-entry transfer of such shares of Motor Cargo common stock into the exchange agent's account at the Book-Entry Transfer Facility pursuant to the procedures set forth above under the caption entitled "--Procedure for Tendering and Electing," those shares of Motor Cargo common stock will be credited to an account maintained within the Book-Entry Transfer Facility, as soon as practicable following expiration or termination of the offer.

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

Cash Instead of Fractional Shares of Union Pacific Common Stock

   We will not issue certificates representing fractional shares of our common stock pursuant to the offer. Instead, each tendering shareholder who would otherwise be entitled to a fractional share of our common stock will receive cash in an amount equal to that fraction multiplied by the closing price for a share of Union Pacific common stock, as reported on the NYSE Composite Transaction Tape, on the date that we accept those shares of Motor Cargo common stock for exchange.

Material United States Federal Income Tax Consequences

   The following is a general summary of the material United States federal income tax consequences of the offer and the merger applicable to a person that exchanges shares of Motor Cargo common stock for shares of Union Pacific common stock and/or cash pursuant to the offer and the merger. This discussion is based upon the Code, Treasury Regulations, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to United States persons that hold their shares of Motor Cargo common stock as capital assets for United States federal income tax purposes and does not address the tax treatment to shareholders who hold their shares through a partnership or other pass-through entity. This discussion does not address all aspects of United States federal income taxation that may be relevant to Motor Cargo shareholders in light of their particular circumstances or to Motor Cargo shareholders subject to special treatment under United States federal income tax law or to Motor Cargo shareholders who hold multiple blocks of Motor Cargo common stock that were acquired at different prices or at different times. Furthermore, this summary does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Holders of shares of Motor Cargo common stock are encouraged to consult their own tax advisors as to the United States federal income tax consequences of the offer and the merger, as well as the effects of state, local and foreign tax laws.

   Union Pacific expects that the offer and the merger will be treated as a single integrated transaction for United States federal income tax purposes. In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Union Pacific, filed as exhibit 8.1 to the registration statement of which this prospectus forms a part, if the offer and the merger are treated as a single integrated transaction and assuming that the merger is effected as a merger of Motor Cargo with and into Merger Subsidiary (the "forward merger"), then the offer and the forward merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. As such a "reorganization," the United States federal income tax consequences of the offer and the forward merger can be generally summarized as follows:

   Exchange of Shares Solely for Union Pacific Common Stock. A holder of shares of Motor Cargo common stock that exchanges all of its shares for shares of Union Pacific common stock pursuant to the offer will not recognize any gain or loss except with respect to cash received in lieu of a fractional share of Union Pacific common stock. See the discussion of this issue set forth below under the caption entitled "--Cash Received in Lieu of a Fractional Share of Union Pacific Common Stock."

   Exchange of Shares Solely for Cash. A holder of shares of Motor Cargo common stock that exchanges all of its shares for cash pursuant to the offer and/or the forward merger generally will recognize capital gain or loss measured by the difference between the amount of cash received with respect to each share of Motor Cargo common stock and the adjusted tax basis of each share of Motor Cargo common stock exchanged therefor. The capital gain or loss will be long-term capital gain or loss if the shareholder's holding period with respect to its Motor Cargo common stock exceeds one year. Although the receipt of cash by a holder of Motor Cargo common stock generally would be eligible for capital gain treatment as described above, depending upon a shareholder's particular circumstances, the receipt of cash by the shareholder may have the effect of a distribution of a dividend, in which case such cash will be treated as ordinary dividend income to the extent of the holder's ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See the discussion of this issue set forth below under the caption entitled "--Exchange of Shares for Cash and Union Pacific Common Stock."

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

   Exchange of Shares for Cash and Union Pacific Common Stock. A holder of shares of Motor Cargo common stock that exchanges its shares of Motor Cargo common stock for shares of Union Pacific common stock pursuant to the offer and cash pursuant to the offer and/or the forward merger will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of cash received pursuant to the offer and/or the forward merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash received pursuant to the offer and/or the forward merger and the fair market value of the Union Pacific common stock received pursuant to the offer over (b) the holder's adjusted tax basis in its shares of Motor Cargo common stock. The gain recognized will be capital gain unless the receipt of cash by the holder has the effect of a distribution of a dividend, in which case such gain will be treated as ordinary dividend income to the extent of the holder's ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. For purposes of determining whether the receipt of cash by the holder has the effect of a distribution of a dividend, a holder will be treated as if the holder first exchanged all of its shares of Motor Cargo common stock solely for shares of Union Pacific common stock and then Union Pacific immediately redeemed a portion of such stock for the cash that such holder actually received pursuant to the offer and/or the forward merger. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would receive capital gain (as opposed to dividend) treatment. In determining whether the receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account. Any recognized capital gain will be long-term capital gain if the shareholder's holding period with respect to its Motor Cargo common stock exceeds one year.

   Tax Basis for Union Pacific Common Stock. A holder of shares of Motor Cargo common stock will have an aggregate tax basis in the shares of Union Pacific common stock received pursuant to the offer equal to the holder's aggregate adjusted tax basis in its shares of Motor Cargo common stock surrendered pursuant to the offer and/or the forward merger, (1) reduced by (a) the portion of the holder's adjusted tax basis in its shares of Motor Cargo common stock surrendered in the offer that is allocable to a fractional share of Union Pacific common stock for which cash is received and (b) the amount of cash, if any, received by the holder pursuant to the offer and/or the forward merger, and (2) increased by the amount of gain (including any portion of such gain that is treated as a dividend as described above), if any, recognized by the holder (but not by gain recognized upon the receipt of cash in lieu of a fractional share of Union Pacific common stock pursuant to the offer).

   Holding Period for Union Pacific Common Stock. The holding period for shares of Union Pacific common stock received by a holder of shares of Motor Cargo common stock pursuant to the offer will include the holding period for the shares of Motor Cargo common stock surrendered.

   Cash Received in Lieu of a Fractional Share of Union Pacific Common
Stock. If a holder of shares of Motor Cargo common stock receives cash in lieu of a fractional share of Union Pacific common stock in the offer, the holder will generally recognize capital gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the holder's adjusted tax basis in its shares of Motor Cargo common stock surrendered that is allocable to the fractional share. The capital gain or loss will be long-term capital gain or loss if the holder's holding period for the portion of the shares deemed exchanged for the fractional share is more than one year.

   Treatment of the Entities. No gain or loss will be recognized by Union Pacific, Merger Subsidiary or Motor Cargo as a result of the offer or the forward merger.

   Reporting Requirements. Motor Cargo shareholders receiving Union Pacific common stock in the offer should file a statement with their United States federal income tax returns setting forth their adjusted tax basis in the Motor Cargo common stock exchanged in the offer and/or the forward merger and the fair market value of the Union Pacific common stock and the amount of any cash received in the offer and/or the forward merger. In addition, Motor Cargo shareholders will be required to retain permanent records of these facts relating to the offer and the forward merger.

   Under the merger agreement, Union Pacific and Motor Cargo have agreed to use their reasonable best efforts in order for Union Pacific to obtain an opinion of Skadden, Arps, Slate, Meagher & Flom LLP at the closing of the merger that, based upon, among other things, the facts described herein and customary representations and assumptions, the offer and the forward merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. Union Pacific expects to be able to obtain the closing tax opinion if:

  . Union Pacific and Motor Cargo are able to deliver customary representations to counsel;

  .  there is no adverse change in United States federal income tax law; and

  . at the effective time of the forward merger, the aggregate fair market value at such time of the Union Pacific common stock previously delivered as consideration pursuant to the offer is greater than 42% of the sum of
     (1) the aggregate fair market value of such Union Pacific common stock at the effective time of the forward merger and (2) the aggregate amount of cash paid pursuant to the offer and the forward merger.

   The closing tax opinion is not a condition to completing the offer or the merger. If Union Pacific obtains the closing tax opinion, then the merger will be effected as a forward merger (and the United States federal income tax consequences will be as summarized above). An opinion of counsel is not binding on the IRS or any court. If Union Pacific is not able to obtain the closing tax opinion, then Union Pacific expects that it will exercise its reasonable discretion to change the merger in form from a forward merger to a merger of Merger Subsidiary with and into Motor Cargo (the "reverse merger"), which, as summarized below, will be a fully taxable transaction for all holders of shares of Motor Cargo common stock, but not for Union Pacific, Merger Subsidiary or Motor Cargo.

   In the event of the reverse merger, the tax consequences to holders of shares of Motor Cargo common stock would differ materially from those summarized above. In general, each holder of shares of Motor Cargo common stock will recognize capital gain or loss in the offer and/or the reverse merger in an amount equal to (1) the sum of the amount of cash received pursuant to the offer and/or the reverse merger and the fair market value of shares of Union Pacific common stock received pursuant to the offer minus (2) the holder's adjusted tax basis in its shares of Motor Cargo common stock. The capital gain or loss will be long-term capital gain or loss if the holder had held such shares for more than one year.

   The determination by counsel as to whether the offer and the proposed forward merger will be treated as a "reorganization" within the meaning of
Section 368(a) of the Code will depend upon the facts and law existing at the effective time of the proposed forward merger. It is possible that Union Pacific will not be able to obtain the closing tax opinion. Thus, no assurance can be given that the form of the merger will be a forward merger as opposed to a fully-taxable reverse merger.

   The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential federal income tax consequences of the offer and the merger. Motor Cargo shareholders are urged to consult their tax advisors concerning the United States federal, state, local and foreign tax consequences of the offer and the merger to them.

Purpose of Our Offer; The Merger; Dissenters' Rights

   Purpose. We are making the offer in order to acquire all of the outstanding shares of Motor Cargo common stock. We intend, as soon as practicable after completion of the offer, to have Motor Cargo merge with and into Merger Subsidiary or to have Merger Subsidiary merge with and into Motor Cargo, depending on certain tax matters. The purpose of the merger is to acquire all shares of Motor Cargo common stock not tendered and exchanged pursuant to the offer. In the merger, each then outstanding Motor Cargo share (except for shares held by Motor Cargo or that we hold for our own account and shares of Motor Cargo common stock for which dissenters' rights have been exercised) will be converted into the right to receive $12.10 in cash, without interest.

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

   Plans for Motor Cargo.   Following the completion of the offer and the
merger, Motor Cargo will be operated separately from Overnite and will maintain its own corporate identity. There are no plans to merge any of the operating facilities or operating employees of Overnite and Motor Cargo, but over time, there may be some efficiencies realized from combining some administrative functions into a parent company.

   Union Pacific and Overnite plan to grow a partnership between Overnite and Motor Cargo whereby Overnite and Motor Cargo will offer through billing and through tracing to customers that Overnite does not serve directly in the Western United States and customers that Motor Cargo does not serve in the other parts of the United States. Union Pacific expects that the partnership between Overnite and Motor Cargo will lead to growth for both companies.

   Approval of the Merger. Under Section 16-10a-1101 of the Utah Revised Business Corporation Act (the "URBCA"), the approval of the board of directors of Motor Cargo and the affirmative vote of the holders of a majority of its outstanding shares are required to approve and adopt a merger and a merger agreement. The Motor Cargo board of directors has previously approved and adopted the merger and the merger agreement. Accordingly, if we complete the offer (after satisfaction of the minimum tender condition), we would have a sufficient number of shares of Motor Cargo common stock to approve the merger without the affirmative vote of any other holder of shares of Motor Cargo common stock. Therefore, unless the merger is consummated in accordance with the short-form merger provisions under the URBCA described below (in which case no action by the shareholders of Motor Cargo, other than Union Pacific, will be required to consummate the merger), the only remaining corporate action of Motor Cargo will be the approval and adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Motor Cargo common stock.

   Possible Short-Form Merger. Section 16-10a-1104 of the URBCA would permit the merger to occur without a vote of Motor Cargo's shareholders (a "short-form merger") if Union Pacific were to acquire at least 90% of the outstanding shares of Motor Cargo common stock in the offer or otherwise (including as a result of purchases by Union Pacific during any subsequent offering period) and contribute the shares immediately prior to the merger to Merger Subsidiary. If, however, Union Pacific does not acquire at least 90% of the then outstanding shares of Motor Cargo common stock pursuant to the offer or otherwise, and a vote of Motor Cargo's shareholders is required under the URBCA, a longer period of time will be required to effect the merger. Union Pacific has agreed in the merger agreement to effect the merger at the earliest practicable time, and to effect the merger as a short-form merger if it obtains ownership of at least 90% of the issued and outstanding shares of Motor Cargo common stock in the offer.

   Dissenters' Rights. Motor Cargo shareholders do not have dissenters' rights in connection with the offer. Motor Cargo shareholders who have not exchanged their shares of Motor Cargo common stock in connection with the offer will be entitled to dissenters' rights with respect to the merger. Motor Cargo shareholders at the time of the merger will have the right under Section 16-10a-1302 of the URBCA to dissent and demand appraisal of their shares of Motor Cargo common stock. Shareholders dissenting under Section 16-10a-1302 of the URBCA who comply with the applicable statutory procedures will be entitled to receive judicial determination of the fair value of their shares of Motor Cargo common stock and to receive payment of such fair value in cash, together with a rate of interest, if any.

Conditions of Our Offer

   The offer is subject to a number of conditions, which are described below:

   Minimum Tender Condition. There must be validly tendered and not properly withdrawn prior to the expiration of the offer a number of shares of Motor Cargo common stock which will constitute at least two-thirds of the total number of outstanding shares of Motor Cargo common stock on a fully diluted basis (including, for purposes of the calculation, all shares of Motor Cargo common stock issuable upon exercise of all options and the conversion or exchange of all securities convertible or exchangeable into Motor Cargo) as of the date that we accept the shares of Motor Cargo common stock pursuant to our offer. Based on information supplied by Motor Cargo, the number of shares of Motor Cargo common stock needed to satisfy the minimum tender condition would have been 4,549,027 as of October 26, 2001. As of October 26, 2001, there were 6,473,140 shares of Motor Cargo common stock and 350,400 options to purchase shares of Motor Cargo common stock outstanding. We have entered into shareholder agreements with each of Mr. Tate and Mr. Friedland pursuant to which they have agreed to tender all shares of Motor Cargo common stock beneficially owned by them. Mr. Tate and Mr. Friedland together beneficially own 4,046,153 shares of Motor Cargo's common stock, which is approximately 59.3% of the total outstanding shares of Motor Cargo common stock on a fully diluted basis. Following the tender by Mr. Tate and Mr. Friedland, we will only need approximately 502,874 (or approximately 7.7% of the outstanding shares of Motor Cargo common stock on a fully diluted basis) additional shares to be tendered in order to satisfy the minimum condition.

   Antitrust Condition. This condition would be satisfied if all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ''HSR Act''), and any applicable antitrust laws have expired or been terminated.

   Registration Statement Effectiveness Condition. The registration statement on Form S-4 of which this prospectus is a part must have become effective under the Securities Act and not be the subject of any stop order or proceedings seeking a stop order.

   NYSE Listing Condition. The shares of Union Pacific common stock issuable to Motor Cargo shareholders in the offer must have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

   Other Conditions of the Offer. Prior to the expiration of the offer, unless waived by us, the offer is also subject to the conditions that:

  . there must not have been instituted, pending or threatened any action or proceeding by any governmental authority:

     --challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit or make materially more costly the making of the offer, the acceptance for exchange of, or the exchange or delivery of the Union Pacific common stock or cash for some of or all the shares of Motor Cargo common stock by us or the consummation by us of the merger;

     --seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the merger agreement, the offer or the merger;

     --seeking to limit, restrain or prohibit ownership or operation by us, Merger Subsidiary or our respective subsidiaries or affiliates of all or any portion of the business or assets of Motor Cargo and its subsidiaries, taken as a whole, or of us and our subsidiaries, taken as a whole, or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets and that of our subsidiaries, taken as a whole, or of our and our subsidiaries, taken as a whole;

     --seeking to impose or confirm limitations on the ability of us or any of our subsidiaries or affiliates effectively to exercise full rights of ownership of any shares of Motor Cargo common stock, including the right to vote any shares of Motor Cargo common stock to be acquired pursuant to the offer or owned by us or any of our subsidiaries or affiliates on all matters presented to Motor Cargo's shareholders (including the approval and adoption of the merger agreement and the merger), or seeking to require divestiture by us or any of our subsidiaries or affiliates of any shares of Motor Cargo common stock; or

     --which otherwise has, or would reasonably be expected to have, a material adverse effect on us or Motor Cargo, as defined in the merger agreement;

  . there must not have been any action taken, or any statute, rule, regulation, judgment, order, legislation or interpretation pending, proposed, enacted, enforced, promulgated, amended or issued by any governmental authority or deemed by any governmental authority applicable to (i) Motor Cargo, us or any subsidiary or affiliate of Motor Cargo or ours or (ii) any transaction contemplated by the merger agreement, which in our judgment is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the immediately preceding paragraph;

  . there must not have occurred or exist any facts, changes, events or effects that have, or would reasonably be expected to have, a material adverse effect on Motor Cargo;

  .  there must not have occurred:

     --any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or the Nasdaq National Market other than (1) a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index or (2) a suspension of not more than twenty-four hours solely relating to a bomb threat or other substantially similar threat directed to the New York Stock Exchange or the Nasdaq National Market;

     --a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

     --any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States;

     --the commencement of a war, armed hostilities or any other international or national calamity involving the United States; or

     --in the case of any of the foregoing existing at the time of the commencement of the offer, an acceleration or a worsening thereof;

  . Motor Cargo must not have failed to perform in any material respect any obligation under the merger agreement or to comply in any material respect with any agreement or covenant of Motor Cargo to be performed or complied with by it under the merger agreement;

  . the representations and warranties of Motor Cargo set forth in the merger agreement that are qualified as to materiality must be true and correct as so qualified in all respects as of the date of the merger agreement and as of the expiration of the offer (including any extension of the offer) (except to the extent expressly made as of an earlier date, in which case as of such date), or any of the representations and warranties set forth in the merger agreement that are not so qualified must be true and correct in all material respects as of the date of the merger agreement and as of the expiration of the offer (including any extension of the offer), except to the extent expressly made as of an earlier date, in which case as of such date;

  . the merger agreement must not have been terminated in accordance with its terms;

  . the board of directors of Motor Cargo (or any committee of the board of directors) must not have (1) withdrawn, qualified, modified or amended, or proposed to withdraw, qualify, modify or amend, in a manner adverse to us, their recommendations that the shareholders of Motor Cargo accept the offer, tender their shares of Motor Cargo common stock to us and approve and adopt the merger agreement and the merger or take any action or make any statement, filing or release inconsistent with the recommendations (it being understood that taking a neutral position or no position with respect to an acquisition proposal is considered an adverse modification of the recommendations), (2) approved or recommended, or proposed publicly to approve or recommend, any acquisition proposal or (3) caused Motor Cargo to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any acquisition proposal;

  . a third party must not have become the beneficial owner of 15% or more of the outstanding shares of Motor Cargo common stock and must not have acquired, directly or indirectly, 15% or more of the assets of Motor Cargo and its subsidiaries;

  . Motor Cargo and Union Pacific must not have agreed to terminate the offer or postpone the acceptance for payment of or payment for shares of Motor Cargo common stock;

  . Harold R. Tate and Marvin L. Friedland must not have breached their respective shareholder agreements; and

  . no representation and warranty relating to corporate authorization and specific actions relating to pre-approval corporate matters must have been breached in any respect or are inaccurate in any respect.

   The conditions of the offer described above are solely for our benefit and we may assert them regardless of the circumstances giving rise to any such conditions, including any action or inaction by us. We may, in our discretion, waive these conditions in whole or in part. The determination as to whether any condition has been satisfied will be in our good faith judgment and will be final and binding on all parties. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed a continuing right which may be asserted at any time and from time to time. Notwithstanding anything to the contrary in this prospectus, we cannot and will not assert any of the conditions to the offer, other than certain regulatory conditions as, and to the extent, permitted by applicable rules and regulations of the SEC, at any time after the expiration date of the offer.

State Takeover Laws and Regulatory Approvals

   Except as set forth herein, we are not aware of any licenses or regulatory permits that appear to be material to the business of Motor Cargo and its subsidiaries, taken as a whole, and that might be adversely affected by our acquisition of shares of Motor Cargo common stock in the offer. In addition, except as set forth herein, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the shares of Motor Cargo common stock. Should any such approval or other action be required, we expect to seek such approval or action, except as described under "State Takeover Laws." Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Motor Cargo's or its subsidiaries' businesses, or that certain parts of Motor Cargo's, Union Pacific's or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any shares of Motor Cargo common stock in the offer.

   State Takeover Laws. The Utah Control Shares Acquisitions Act, which we refer to as the CAA below, provides that a person who makes a control share acquisition will not be permitted to vote those shares unless approved in accordance with the statute. "Control shares" means shares of an issuing public corporation, such as Motor Cargo, that would entitle the person to exercise or direct the exercise of the voting power of the corporation in the election of directors of over 20% of all voting power. Under certain circumstances, the CAA makes it more difficult for an interested shareholder to effect a change in control of a corporation, although the board of directors or the shareholders may, by adopting an amendment to the corporation's articles of incorporation or bylaws, elect not to be governed by the CAA, if the amendment is effective prior to the control share acquisition. Prior to the execution of the merger agreement, the board of directors of Motor Cargo unanimously approved an amendment to the bylaws of Motor Cargo which provides that the CAA will not apply to the shares of Motor Cargo common stock. As a result of such amendment, the provisions of the CAA are not applicable to any of the transactions contemplated by the merger agreement, including the offer, the merger and the shareholder agreements.

   A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, shareholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the offer or the merger, we believe that those laws conflict with United States federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers

Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan Plc v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

   Motor Cargo has taken all actions necessary to ensure that the CAA will not apply in connection with the offer or the merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the offer or the merger, and nothing herein nor any action that we take in connection with the offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the offer or the merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the offer or the merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase shares of Motor Cargo common stock tendered in the offer or be delayed in continuing or consummating the offer. In that case, we may not be obligated to accept for purchase, or pay for, any shares of Motor Cargo common stock tendered.

   Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of shares of Motor Cargo common stock pursuant to the offer is subject to these requirements.

   Pursuant to the requirements of the HSR Act, we filed a Notification and Report Form with respect to the offer with the Antitrust Division and the FTC on October 26, 2001. The offer cannot be completed until a required waiting period of 30 days from the date of our filing has expired or been terminated earlier by the FTC or the Antitrust Division. The FTC or the Antitrust Division can also request additional information and materials from Union Pacific in connection with their review of the offer. Should there be an additional request, Union Pacific and Motor Cargo cannot complete the offer until 30 days after Union Pacific has substantially complied with the request for additional information, unless the 30-day waiting period is terminated early. If either agency believes that the offer would violate the federal antitrust laws by substantially lessening competition in any line of commerce affecting United States consumers, they have the authority to seek to enjoin the transactions. We can give no assurance that a challenge to the offer will not be made or, if such a challenge is made, that it would be unsuccessful. Expiration or termination of the HSR Act waiting period is a condition to the offer.

   Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the offer on antitrust grounds will not be made, or what the result will be if such a challenge is made. For a description of certain conditions to the offer, including conditions with respect to litigation and certain governmental actions and for certain termination rights in connection with antitrust suits, see "--Conditions of Our Offer."

Certain Effects of the Offer

   Market for the Shares. The tender of shares of Motor Cargo common stock pursuant to the offer will reduce the number of shares of Motor Cargo common stock that might otherwise trade publicly and will reduce the number of holders of shares of Motor Cargo common stock and could adversely affect the liquidity and market value of the remaining shares of Motor Cargo common stock held by the public.

   Nasdaq National Market Listing. Depending upon the number of shares of Motor Cargo common stock purchased pursuant to the offer, the shares of Motor Cargo common stock may no longer meet the requirements of the National Association of Securities Dealers for continued inclusion on the Nasdaq National Market, which requires that an issuer either:

  . have at least 750,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $5,000,000, have at least two market makers, have net tangible assets of at least $4 million, and have a minimum bid price of $1; or

  . have at least 1,100,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $15,000,000, have a minimum bid price of $5, have at least 4 market makers and have either (1) a market capitalization of at least $50,000,000 or (2) a total of at least $50,000,000 in assets and revenues, respectively.

   If the Nasdaq National Market ceased publishing quotations for the shares of Motor Cargo common stock, it is possible that the shares of Motor Cargo common stock would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such shares of Motor Cargo common stock and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares of Motor Cargo common stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of shares of Motor Cargo common stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares of Motor Cargo common stock or whether it would cause future market prices to be greater or lesser than the price we are presently offering.

   Registration Under the Exchange Act. Shares of Motor Cargo common stock are currently registered under the Exchange Act. Motor Cargo can terminate that registration upon application to the SEC if the outstanding shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of Motor Cargo common stock. Termination of registration of the shares of Motor Cargo common stock under the Exchange Act would reduce the information that Motor Cargo must furnish to its shareholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with shareholders meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to shareholders, no longer applicable with respect to shares of Motor Cargo common stock. In addition, if shares of Motor Cargo common stock are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions would no longer be applicable to Motor Cargo. Furthermore, the ability of "affiliates" of Motor Cargo and persons holding "restricted securities" of Motor Cargo to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the shares under the Exchange Act were terminated, they would no longer be eligible for Nasdaq National Market listing or for continued inclusion on the Federal Reserve Board's list of "margin securities."

   Status as "Margin Securities." The shares of Motor Cargo common stock are presently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of Motor Cargo common stock. Depending on the factors similar to those described above with respect to listing and market quotations, following consummation of the offer, the shares of Motor Cargo common stock may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the shares of Motor Cargo common stock would be ineligible as collateral for margin loans made by brokers.

Source and Amount of Funds

   We estimate that the total amount of funds required to purchase all of the shares of Motor Cargo common stock pursuant to the offer, assuming that only
Mr. Tate and Mr. Friedland elect to receive shares of Union Pacific common stock, and to pay related fees and expenses will be approximately $34.5 million. We expect to obtain the necessary funds from available cash and working capital. The offer is not conditioned upon any financing being obtained.

Relationships With Motor Cargo

   Except as set forth herein, neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Motor Cargo, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as described herein, there have been no contacts, negotiations or transactions since December 31, 1997, between us or, to the best of our knowledge, any of our directors, executive officers or other affiliates on the one hand, and Motor Cargo or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Neither we, nor, to the best of our knowledge, any of our directors, executive officers or other affiliates has, since December 31, 1997, had any transaction with Motor Cargo or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the offer.

Accounting Treatment

   The merger will be accounted for as a purchase for financial accounting purposes in accordance with accounting principles generally accepted in the United States of America. For purposes of preparing Union Pacific's consolidated financial statements, Union Pacific will establish a new accounting basis for Motor Cargo's assets and liabilities based upon their fair values, the consideration and the costs of the offer and the merger. Union Pacific believes that any excess of cost over the fair value of the net assets of Motor Cargo will be recorded as goodwill and other intangible assets. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Union Pacific will determine the fair value of Motor Cargo's assets and liabilities and will make appropriate purchase accounting adjustments, including adjustments to the amortization period of the intangible assets, upon completion of that determination.

Fees and Expenses

   We have retained Morrow & Co., Inc. as information agent in connection with the offer. The information agent may contact holders of shares of Motor Cargo common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the offer to beneficial owners of shares of Motor Cargo common stock. We will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the United States federal securities laws.

   We have retained Wells Fargo Bank Minnesota, N.A. as the exchange agent. The exchange agent will be paid reasonable and customary compensation for its services in connection with the offer and will be reimbursed for its reasonable out-of-pocket expenses from funds furnished by and originating from Motor Cargo and will be indemnified against certain liabilities and expenses, including certain liabilities under the United States federal securities laws.

   In addition, we have engaged Morgan Stanley & Co. Incorporated to provide certain financial advisory services to us in connection with the acquisition of Motor Cargo. We will pay Morgan Stanley customary compensation for such services in connection with the offer and the merger. In the event an acquisition is concluded, we will pay Morgan Stanley a transaction fee of $975,000.

   Motor Cargo's board of directors received an opinion from Morgan Keegan dated October 15, 2001 substantially to the effect that, as of such date, the consideration to be received by Motor Cargo shareholders pursuant to the merger agreement is fair from a financial point of view to the shareholders of Motor Cargo. The opinion is attached as an exhibit to Motor Cargo's Schedule 14D-9, which was mailed to the shareholders of Motor Cargo with the preliminary prospectus. A summary of the report and the opinion provided by Morgan Keegan to the board of directors of Motor Cargo and details regarding the selection of Morgan Keegan as financial adviser and arrangements between Motor Cargo and Morgan Keegan are disclosed in Motor Cargo's Schedule 14D-9.

   Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares of Motor Cargo common stock pursuant to the offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Stock Exchange Listing

   Our common stock is listed on the NYSE under the symbol "UNP." We will notify the NYSE of our reissuance of previously acquired shares of Union Pacific common stock that we will issue pursuant to the offer.

                        CERTAIN PROJECTIONS (UNAUDITED)

   In the course of Union Pacific's due diligence review of Motor Cargo, Motor Cargo provided to Union Pacific projections detailing Motor Cargo's forecasts for certain operational and financial items. These projections were based on numerous assumptions and management estimates. The actual results may vary materially from the projections. Information derived from the projections has been set forth below for the limited purpose of giving shareholders access to certain projections and other information provided by Motor Cargo's management to Union Pacific in connection with its due diligence review of Motor Cargo.

   In preparing the projections set forth below, Motor Cargo made numerous assumptions including, without limitation, those assumptions set forth below the following table. These assumptions were based upon Motor Cargo management's forecast and estimates of future conditions and reflect numerous assumptions with respect to general business and economic conditions and other matters which are inherently uncertain or beyond Motor Cargo's, Union Pacific's or Merger Subsidiary's control, and do not take into account any changes in Motor Cargo's operations or capital structure which may result from the offer and the merger. It is not possible to predict whether the assumptions made in preparing the projections will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of information from the projections should not be regarded as an indication that Union Pacific or Motor Cargo considered it a reliable predictor of future events, and this information should not be relied on as such by Motor Cargo's shareholders. None of Union Pacific, Merger Subsidiary, the exchange agent, the information agent or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections, and Motor Cargo has made no representations or warranties to Union Pacific or Merger Subsidiary regarding such information.

                        Motor Cargo Industries Forecast

                                        2001          2002      2003      2004      2005
                                  ----------------  --------  --------  --------  --------
                                  Jan-Aug  Sept-Dec
                                  -------  --------
                                                  (in thousands of dollars)
Revenue.......................... $92,307  $48,000  $154,337  $172,858  $193,601  $216,833
   Growth rate...................     7.0%     7.0%     10.0%     12.0%     12.0%     12.0%
Operating ratio..................    92.6%    92.6%     92.0%     91.0%     91.0%     91.0%
Operating income.................   6,834    3,552    12,347    15,557    17,424    19,515
Interest expense.................     (83)     (50)     (120)     (110)     (100)      (90)
Other income.....................     102       23       168       377       590       830
Income taxes.....................  (2,745)  (1,375)   (4,834)   (6,176)   (6,986)   (7,899)
                                     40.1%    39.0%     39.0%     39.0%     39.0%     39.0%
Net income.......................   4,108    2,150     7,561     9,653    10,928    12,356
Depreciation.....................   5,881    3,072     9,878    11,063    12,390    13,877
   Percent of revenue............     6.4%     6.4%      6.4%      6.4%      6.4%      6.4%
Net changes in working capital...   2,534   (2,000)   (1,500)   (1,700)   (2,000)   (2,300)
Capital expenditures.............  (8,562)  (1,850)  (11,000)  (12,320)  (13,798)  (15,454)
   Sale of terminals.............      --       --     2,285        --        --        --
Cash provided (used in) financing
  activities.....................  (6,939)      --        --        --        --        --
Net increase (decrease) in cash..  (2,978)   1,372     7,224     6,696     7,520     8,479

--------
Assumptions:
1. The projected revenue growth rate is based on a historical average growth rate of 10% from 1996 to 2000, and assumes higher growth beginning in 2003 based on expected growth within Motor Cargo's operating region. The highest annual growth rate experienced by Motor Cargo since 1996 was 16%, in 1997, and the lowest annual growth rate was 4.7% in 2000.

2. The projected operating ratio is based on a historical average operating ratio of 92.1% from 1996 to 2000, and assumes continued improvement in operating efficiency. The lowest operating ratio experienced by Motor Cargo since 1996 was 90.0%, in 1997, and the highest operating ratio was 93.9% in 1999.
3. The projected depreciation expense is based on Motor Cargo's current level of depreciation expense, from January 1, 2001 through August 31, 2001, as a percentage of revenues.
4. The projected capital expenditures are based on estimated 2001 capital expenditures of $10,412,000, with increases to reflect the assumed revenue growth rate.
5. The projected cash provided by (used in) financing activities is based on Motor Cargo's historically low borrowings of long-term debt and management's expectation that significant financing will not be required to finance future capital expenditures or revenue growth.
6. The projected other income consists primarily of interest income and is based on the assumed investment of the projected net increase in cash at a rate of 3% per annum.

   Cautionary Statement Concerning Forward-Looking Statements. Certain matters discussed herein, including without limitation, the projections, are forward-looking statements that involve risks and uncertainties. Such information has been included in this prospectus for the limited purpose of giving Motor Cargo's shareholders access to projections and other information prepared by Motor Cargo's management that were made available to Union Pacific. The projections were based on assumptions concerning Motor Cargo's operations and business prospects in 2001 through 2005, including the assumption that Motor Cargo would continue to operate under the same ownership structure as existed at the time the projections were prepared. The projections were also based on other revenue, expense and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are also difficult to predict and many of which are beyond Motor Cargo's, Union Pacific's and Merger Subsidiary's control. Such uncertainties and contingencies include, but are not limited to, the following factors: economic factors and fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the projections and other forward-looking information were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this prospectus only because such information was made available to Union Pacific by Motor Cargo. Neither Union Pacific's, Merger Subsidiary's nor Motor Cargo's independent accountants have examined, compiled or applied any agreed upon procedures to this information, and, accordingly, do not express an opinion or any form of assurance with respect thereto and assume no responsibility for this information. Neither Union Pacific, Merger Subsidiary nor Motor Cargo intends to provide any updated information with respect to the projections or any forward-looking statements except to the extent required by the federal securities laws.

                             THE MERGER AGREEMENT

   The following description of the merger agreement describes the material terms of the merger agreement but does not purport to describe all the terms of the agreement. The complete text of the merger agreement is incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Union Pacific on October 16, 2001. All shareholders are urged to read the merger agreement in its entirety because it is the legal document that governs the offer and the merger.

The Offer

   Terms of the Offer. The merger agreement provides for the commencement of our offer to exchange all outstanding shares of Motor Cargo common stock for either 0.26 of a share of Union Pacific common stock or $12.10 in cash, at the election of the holders of Motor Cargo common stock subject, in each case, to the election procedure. Shareholders who validly tender their shares of Motor Cargo common stock but fail to make an election will be deemed to have elected to receive the $12.10 in cash for each share of Motor Cargo common stock validly tendered. The obligation of Union Pacific to accept for payment and pay for shares of Motor Cargo common stock tendered pursuant to the offer is subject to certain conditions discussed in "The Offer--Conditions of Our Offer" on page 31.

   No fractional shares of Union Pacific common stock will be issued in connection with the exchange of Union Pacific common stock for Motor Cargo common stock upon consummation of the offer. In lieu of fractional shares, each tendering shareholder who would otherwise be entitled to a fractional share of Union Pacific common stock will be paid an amount in cash equal to the product obtained by multiplying (A) the fractional share interest such holder would otherwise be entitled to by (B) the closing price for a share of Union Pacific common stock as reported on the New York Composite Transaction Tape on the date Union Pacific accepts shares of Motor Cargo common stock for exchange in the offer. The cash consideration payable by Union Pacific for each validly tendered share of Motor Cargo common stock accepted for payment by Union Pacific will, subject to any required withholding of taxes, be net to the holder thereof in cash.

   Union Pacific may, without the consent of Motor Cargo, extend the offer (A) for one or more periods beyond the initial expiration date but in no event ending later than January 31, 2002 if, at the initial or extended expiration date of the offer, any of the conditions to the offer have not been satisfied or waived, and (B) for any period required by any rule, regulation, interpretation or position of the SEC applicable to the offer or any period required by applicable law. In addition, Union Pacific may elect to provide a subsequent offering period for 3 business days to 20 business days after the acceptance of shares of Motor Cargo common stock pursuant to Rule 14d-11 promulgated under the Exchange Act to meet the objective (which is not a condition to the offer) that there be validly tendered prior to the expiration date of such subsequent offer and not withdrawn a number of shares of Motor Cargo common stock, which together with shares of Motor Cargo common stock then owned by Union Pacific, constitutes at least 90% of the then outstanding shares of Motor Cargo common stock.

   Prompt Payment for Shares of Motor Cargo Common Stock After the Closing of the Offer. Subject to the conditions of the offer, Union Pacific will accept for payment and pay for or exchange, as promptly as practicable after the expiration of the offer, all shares of Motor Cargo common stock validly tendered and not properly withdrawn pursuant to the offer.

The Merger

   The Merger. The merger agreement provides that Motor Cargo will be merged with and into Merger Subsidiary as soon as practicable following the satisfaction or waiver of the conditions set forth in the merger agreement, and Merger Subsidiary will be the surviving corporation. However, if Union Pacific does not obtain a tax opinion that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then, in Union Pacific's reasonable discretion, Merger Subsidiary will be merged with and into Motor Cargo, and Motor Cargo will be the surviving corporation.

   Under the terms of the merger agreement, at the effective time of the merger, each share of Motor Cargo common stock will be converted into the right to receive from Union Pacific the same per share cash consideration paid to holders of Motor Cargo common stock who exchanged their shares of Motor Cargo common stock in the offer. The merger consideration will not be payable in respect of shares of Motor Cargo common stock held by Motor Cargo or Union Pacific.

   Going Private. If the share price of Union Pacific common stock exceeds $46.53 per share and, therefore, the consideration received by Motor Cargo shareholders who elect to receive stock in the offer exceeds the $12.10 per share in cash to be received in the merger, the merger will be a "going-private" transaction within the meaning of Rule 13e-3 under the Exchange Act. As a result, additional information relating to the negotiations, the fairness of the consideration to be received in the merger, and related matters must be filed on Schedule 13E-3 with the SEC. Subsequent to the SEC's review, if any, of the Schedule 13E-3, an information statement required by Rule 13e-3, containing such information, must be provided to the Motor Cargo shareholders at least 20 days before the merger is effective. In such event, the consummation of the merger will be delayed.

   Dissenting Shareholders. The shareholders of Motor Cargo, who have demanded and perfected their respective rights to dissent from the merger and to be paid the fair value of their shares of Motor Cargo common stock in accordance with
Part 13 of the URBCA and have not, as of the effective time of the merger, effectively withdrawn or otherwise lost such dissenters' rights, will not have their shares converted into or otherwise represent a right to receive cash consideration but will instead be entitled only to such rights as are granted by the URBCA. Notwithstanding the immediately preceding sentence, if any holder of Motor Cargo common stock who demands dissenters' rights with respect to its shares under the URBCA effectively withdraws or loses its dissenters' rights through failure to perfect or otherwise, then as of the effective time of the merger or the occurrence of such event, whichever later occurs, such holder's shares will automatically be converted into and represent only the right to receive the cash consideration, without interest thereon, upon surrender of the certificate or certificates formerly representing such shares of Motor Cargo common stock.

   Exchange Agent. Prior to the effective time of the merger, Union Pacific will designate a bank or trust company to act as agent for the holders of the Motor Cargo common stock in connection with the merger to receive in trust, the aggregate cash consideration to which holders of shares of Motor Cargo common stock will become entitled pursuant to the merger. The exchange agent will exchange certificates representing shares of Motor Cargo common stock for the cash consideration. At the effective time of the merger, Union Pacific will make available to the exchange agent the cash consideration to be received by Motor Cargo's shareholders. Soon after completion of the merger, the exchange agent will mail to each person who was a Motor Cargo shareholder at the effective time of the merger a letter of transmittal and instructions on how to surrender their Motor Cargo stock certificates to the exchange agent in exchange for the cash consideration.

   Effective Time of the Merger.   The merger will become effective upon the
filing of the articles of merger with the Utah Department of Commerce, Division of Corporations and Commercial Code or such later time as is agreed by Motor Cargo and Union Pacific and specified in the articles of merger. The filing of the articles of merger will take place as soon as practicable after satisfaction or waiver of the conditions described below under "--Conditions to the Merger."

   Board of Directors and Officers. At and after the effective time of the merger, the directors of the surviving corporation will be the directors of Merger Subsidiary prior to the effective time of the merger and the officers of the surviving corporation will be the officers of Motor Cargo prior to the effective time of the merger.

   Articles of Incorporation and Bylaws. At and after the effective time of the merger, the articles of incorporation of the surviving corporation will be as set forth in Exhibit A to the merger agreement and the bylaws of the surviving corporation will be identical to the bylaws of Merger Subsidiary.

Motor Cargo Board of Directors

   Upon the acceptance of shares of Motor Cargo common stock for payment by Union Pacific pursuant to the offer, Union Pacific will be entitled to designate such number of directors on the board of directors of Motor Cargo as is equal to the product, rounded up to the next whole number, obtained by multiplying the total number of directors on the Motor Cargo board of directors at that time by the percentage that the number of shares of Motor Cargo common stock then beneficially owned by Union Pacific bears to the total number of shares of Motor Cargo common stock then outstanding. Motor Cargo and its board of directors will, after the acceptance of shares of Motor Cargo common stock by Union Pacific, immediately increase the size of its board of directors or secure the resignations of such number of incumbent directors or remove such number of incumbent directors, to the extent permitted by applicable law, or any combination of the foregoing, as is necessary to enable Union Pacific's designees to be appointed to the Motor Cargo board of directors and will cause Union Pacific's designees to be appointed. Upon the acceptance of shares of Motor Cargo common stock by Union Pacific pursuant to the offer, Motor Cargo will, if requested by Union Pacific, also cause directors designated by Union Pacific to constitute at least the same percentage, rounded up to the next whole number, of each committee of Motor Cargo's board of directors as is on Motor Cargo's board of directors after giving effect to the foregoing changes to the composition of Motor Cargo's board of directors.

   The merger agreement provides that Motor Cargo's obligation to appoint Union Pacific's designees to the Motor Cargo board of directors is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Motor Cargo will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the merger agreement, including mailing to shareholders, together with the Schedule 14D-9, the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable Union Pacific's designees to be appointed to Motor Cargo's board of directors. Union Pacific will supply Motor Cargo and be solely responsible for any information with respect to Union Pacific, its designees and its nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

   Notwithstanding the foregoing, there will be, until the effective time of the merger, at least two members of Motor Cargo's board of directors who are directors of Motor Cargo prior to consummation of the offer. Following the appointment of Union Pacific's designees to Motor Cargo's board of directors and prior to the effective time of the merger, the concurrence of a majority of the continuing directors then in office will be required for Motor Cargo to:

  .  amend or terminate the merger agreement;

  . extend or waive the time for the performance of any of the obligations or other acts of Union Pacific or Merger Subsidiary under the merger agreement; or

  .  waive any of Motor Cargo's rights under the merger agreement.

Treatment of Motor Cargo Stock Options

   The merger agreement provides that each Motor Cargo stock option granted to an employee, officer or director of Motor Cargo will become fully vested and exercisable in accordance with the terms of Motor Cargo's option plans. At the effective time of the merger, each unexercised Motor Cargo stock option outstanding will be cancelled and the holder thereof will be entitled to receive as consideration for such cancellation, an amount in cash, net of applicable withholdings, equal to the excess of (A) the $12.10 cash consideration over (B) the per share exercise or strike price of such Motor Cargo stock option multiplied by (C) the number of shares subject to such Motor Cargo stock option.

Representations and Warranties

   The merger agreement contains certain generally reciprocal representations and warranties made by each party to the other. These generally reciprocal representations and warranties relate to:

  .  corporate organization, existence, good standing, power and authority;

  . corporate authority to enter into and carry out the obligations of the merger agreement and the enforceability of the merger agreement;

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  .  capitalization;

  . absence of a breach of the articles of incorporation, bylaws, law or other agreements as a result of the transactions contemplated by the merger agreement;

  . governmental consents, approvals, orders and authorizations required in connection with the transactions contemplated by the merger agreement;

  . information provided for inclusion in the Schedule 14D-9 and this prospectus;

  .  filings with the SEC;

  .  financial statements; and

  .  tax matters.

   In addition, Motor Cargo made representations and warranties to Union Pacific and Merger Subsidiary regarding:

  .  ownership of subsidiaries;

  . shareholder vote required to approve the merger under Utah law, if necessary;

  .  absence of certain material changes or events since December 31, 2000;

  .  absence of undisclosed liabilities;

  .  employee benefit matters;

  .  labor matters;

  .  litigation;

  .  compliance with laws;

  .  certain contracts;

  .  environmental matters;

  .  intellectual property;

  .  title, sufficiency and condition of assets;

  .  transactions with affiliates;

  .  opinion of financial advisor; and

  .  broker's or finder's fees.

   In addition, Union Pacific and Merger Subsidiary made a representation and warranty with respect to the availability of funds to finance the offer and the merger.

   The representations and warranties contained in the merger agreement do not survive the effective time of the merger.

   Certain of the representations and warranties are qualified by a material adverse effect standard. A material adverse effect with respect to Motor Cargo or Union Pacific and their subsidiaries is any fact, change, event or effect that, individually or together with other facts, changes, events or effects, is, or would reasonably be expected to be, materially adverse, in either the short-term or long-term, to the business, operations, results of operations, financial condition, assets or liabilities of Motor Cargo or Union Pacific, as the case may be, and its subsidiaries, taken as a whole, whether related specifically to Motor Cargo or Union Pacific, as the case may be, or to more generally applicable facts, changes, events or effects.

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Covenants

   Union Pacific and Motor Cargo have each undertaken certain covenants in the merger agreement. The following summarizes the more significant of these covenants.

   Interim Operations of Motor Cargo. Motor Cargo has agreed that from the date of the merger agreement to the effective time of the merger its and its subsidiaries' business will be conducted only in the ordinary and customary course consistent with past practice, including, taking all reasonable measures to protect the confidentiality of its trade secrets, and, to the extent consistent therewith, Motor Cargo will use reasonable best efforts to preserve its and its subsidiaries business organization intact and maintain existing relations with customers, suppliers, employees, creditors and business partners, except as expressly provided in the merger agreement or with the prior written consent of Union Pacific, which consent will not be unreasonably withheld, conditioned, or delayed. Motor Cargo has agreed that it and its subsidiaries will not, without the prior written consent of Union Pacific, which consent will not be unreasonably withheld, conditioned, or delayed:

  . directly or indirectly, split, combine or reclassify the outstanding shares of Motor Cargo common stock, or any outstanding capital stock of any of the subsidiaries of Motor Cargo;

  .  amend any organizational documents;

  . declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock;

  . issue, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of Motor Cargo or its subsidiaries, other than issuances pursuant to the exercise of Motor Cargo stock options outstanding on the date of the merger agreement;

  . transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any material indebtedness;

  . redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;

  . increase the compensation or benefits payable to any director, officer, other employee or consultant of Motor Cargo or any of its subsidiaries, other than in the ordinary course of business consistent with past practice;

  . grant any severance or termination pay to, or amend any such existing arrangement with, any director, officer, other employee or consultant of Motor Cargo or any of its subsidiaries;

  . enter into any employment, deferred compensation or other similar agreement, or amend any such existing agreement, with any director, officer, other employee or contractor of Motor Cargo or any of its subsidiaries;

  . increase any benefits payable under any existing severance or termination pay policies or agreements or employment agreements;

  . adopt any new benefit plan, terminate any benefit plan or modify any benefit plan in a way that could result in additional cost to Union Pacific, Motor Cargo or any of their respective subsidiaries, except for any amendments to a benefit plan required to maintain its qualified plan status under Section 401(a) of the Internal Revenue Code;

  . modify any actuarial cost method, assumption or practice used in determining benefit obligations, annual expense and funding for any benefit plan, except to the extent required by GAAP;

  . subject to any ERISA fiduciary obligation, modify the investment philosophy of the benefit plan trusts or maintain an asset allocation which is not consistent with such philosophy;

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

  . subject to any ERISA fiduciary obligation, enter into any outsourcing agreement, or any other material contract relating to the benefit plans or management of the benefit plan trusts;

  . grant any ad hoc pension increase, establish any new or fund any existing "rabbi" or similar trust, or enter into any other arrangement for the purpose of securing non-qualified retirement benefits, termination benefits or deferred compensation;

  . modify, amend or terminate certain Motor Cargo agreements or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;

  . permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Union Pacific, except in the ordinary course of business and consistent with past practice;

  . incur indebtedness in excess of $500,000, make any loans, advances or capital contributions to, or investments in, any other person or enter into any material commitment or transaction requiring a capital expenditure by Motor Cargo or its subsidiaries;

  . change any method of reporting income, deductions or other items for income tax purposes, make or change any election with respect to taxes, agree to or settle any claim or assessment in respect of taxes, or agree to an extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes, other than in the ordinary course of business consistent with past practice or as required by law;

  . change any of the accounting principles used by Motor Cargo unless required by GAAP;

  . pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice;

  . acquire any corporation, partnership or other business organization or division thereof or make any investment in another entity;

  . sell, dispose of, pledge or encumber or authorize or propose the sale, disposition, pledge or encumbrance of any assets of Motor Cargo or any of its subsidiaries, except in the ordinary and customary course of business consistent with past practice;

  . take any action which it believes when taken could reasonably be expected to adversely affect or delay in any material respect the ability of any of the parties to the merger agreement to obtain any approval of any governmental authority required to consummate the transactions contemplated by the merger agreement;

  . take any action to cause shares of Motor Cargo common stock to cease to be quoted on the Nasdaq National Market prior to the effective time of the merger;

  . take, or agree to commit to take, any action that would make any representation or warranty of Motor Cargo inaccurate in any respect; and

  . enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

   No Solicitation. Motor Cargo has agreed to, and will cause its and its subsidiaries' respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any third party conducted heretofore by Motor Cargo, its subsidiaries or their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives with respect to any "acquisition proposal." Motor Cargo has agreed not to, and will cause its and its subsidiaries' respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives not to, directly or indirectly:

  . solicit, initiate or knowingly encourage, including by way of furnishing information, or knowingly take any other action to facilitate, any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any "acquisition proposal";

  . enter into any agreement, arrangement or understanding with respect to any "acquisition proposal" or enter into any agreement, arrangement or understanding requiring Motor Cargo to abandon, terminate or fail to consummate the exchange of shares of Motor Cargo common stock pursuant to the offer or the merger or any other transaction contemplated by the merger agreement;

  . participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to Motor Cargo or its subsidiaries or afford access to the properties, books or records or employees of Motor Cargo or its subsidiaries to, any third party relating to an "acquisition proposal," or knowingly facilitate any effort or attempt to make or implement an "acquisition proposal" or accept an "acquisition proposal"; or

  . enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any "acquisition proposal."

   However, if, at any time prior to the exchange of Motor Cargo common stock pursuant to the offer:

  . Motor Cargo has received an unsolicited bona fide written proposal from a third party relating to an "acquisition proposal"; and

  . Motor Cargo's board of directors concludes in good faith, after consultation with a financial advisor of nationally recognized reputation and after receiving the written advice of its outside counsel:

     --that such "acquisition proposal" constitutes a "superior proposal"; and

     --that the failure to provide such information or participate in such negotiations or discussions would result in a breach by Motor Cargo's board of directors of its fiduciary duties to Motor Cargo's shareholders under applicable law;

Motor Cargo may, subject to its giving Union Pacific at least two business days' prior written notice of the identity of such third party and all of the terms and conditions of such "acquisition proposal" and of Motor Cargo's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such third party:

  . furnish information with respect to Motor Cargo and its subsidiaries to any third party pursuant to a customary confidentiality agreement containing terms no less restrictive than the terms of the confidentiality agreement covering Motor Cargo and Overnite, provided that a copy of all such information is delivered simultaneously to Union Pacific if it has not previously been so furnished to Union Pacific; and

  .  participate in discussions or negotiations regarding such proposal.

   An "acquisition proposal" is any inquiry, offer, proposal or intended proposal, indication of interest, signed agreement or completed action, as the case may be, by any third party which relates to a transaction or series of transactions, including any merger, consolidation, recapitalization, liquidation or other direct or indirect business combination, involving Motor Cargo or any of its subsidiaries or the issuance or acquisition of shares of capital stock or other equity securities of Motor Cargo or any of its subsidiaries representing 15% or more of the voting power of the outstanding capital stock of Motor Cargo or such subsidiary or any tender or exchange offer that if consummated would result in any person, together with all affiliates thereof, beneficially owning shares of capital stock or other equity securities of Motor Cargo or any of its subsidiaries representing 15% or more of by

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

voting power of the outstanding capital stock of Motor Cargo or such subsidiary, or the acquisition, license, purchase or other disposition of a substantial portion of the technology, business or assets of Motor Cargo or any of its subsidiaries outside the ordinary course of business or inconsistent with past practice.

   A "superior proposal" is any bona fide written "acquisition proposal," (provided that for the purposes of this definition, the applicable percentages in the definition of "acquisition proposal" will be 75% as opposed to 15%), on its most recently amended or modified terms which Motor Cargo's board of directors determines in its good faith judgment, after receipt of the advice of a financial advisor of nationally recognized reputation and receiving advice of its outside counsel, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the proposal and the third party making the proposal:

  . that would, if consummated, result in a transaction that is more favorable to Motor Cargo's shareholders, from a financial point of view, than the transactions contemplated by the merger agreement; and

  .  is reasonably capable of being completed.

   Motor Cargo has agreed that it will notify and advise Union Pacific of any "acquisition proposal" or of any request for information or inquiry that may lead to an "acquisition proposal," the terms and conditions of such "acquisition proposal," request or inquiry, and the identity of the person making such "acquisition proposal," request or inquiry as soon as practicable, and in any event within 24 hours of receipt of such "acquisition proposal," request or inquiry. Motor Cargo has agreed to inform Union Pacific on a prompt and current basis of the status, content and details of any discussions regarding, or relating to, any "acquisition proposal" with a third party and, as promptly as practicable, of any change in the price, structure or form of the consideration or material terms of and conditions regarding the "acquisition proposal." In fulfilling its obligations under the merger agreement, Motor Cargo has agreed to provide Union Pacific copies of all written correspondence or other written material, including material in electronic form, between Motor Cargo and such third party, except in the event where the delivery of such copies would result in a breach by Motor Cargo's board of directors of its fiduciary duties to Motor Cargo's shareholders under applicable law.

   Covenant to Recommend. Motor Cargo has represented and warranted that its board of directors unanimously recommended that Motor Cargo's shareholders accept the offer, tender their shares of Motor Cargo common stock to Union Pacific and approve and adopt the merger agreement and the merger. Motor Cargo has agreed not to permit the recommendations of Motor Cargo's board of directors or any component thereof to be modified in any manner adverse to Union Pacific or Merger Subsidiary or to be withdrawn, except as provided in the merger agreement. See "--Modifications of Recommendations of Motor Cargo's Board of Directors" below.

   Motor Cargo has agreed that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 as promptly as practicable on the date of commencement of the offer, which will contain the recommendations of Motor Cargo's board of directors which pertain to the merger agreement and the offer.

   Modification of Recommendations of Motor Cargo's Board of Directors. Motor Cargo has agreed that it will not make a "subsequent determination" with respect to any of the recommendations of Motor Cargo's board of directors unless prior to the consummation of the offer, Motor Cargo's board of directors determines in good faith, after it has received a "superior proposal" and after receipt of written advice from outside counsel, that the failure to make a "subsequent determination" would result in a breach by Motor Cargo's board of directors of its fiduciary duties to Motor Cargo's shareholders under applicable law. If Motor Cargo's board of directors makes such a determination, it may inform Motor Cargo's shareholders that it no longer believes that exchange of Motor Cargo common stock pursuant to the offer and the other transactions contemplated by the merger agreement are advisable.

   Motor Cargo's board of directors may only notify Motor Cargo's shareholders of such a determination after 5:00 p.m., New York City time, on the third business day following delivery by Motor Cargo to Union Pacific of a written notice:

  . advising Union Pacific that Motor Cargo's board of directors has received a "superior proposal";

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  .  specifying the terms and conditions of such "superior proposal," including the amount per share that Motor Cargo's shareholders will receive, valuing any non-cash consideration at what Motor Cargo's board of directors determines in good faith, after consultation with its independent financial advisor, to be the fair value of the non-cash consideration, and including a copy with all accompanying documentation, except in the event where the inclusion of such copy would result in a breach by Motor Cargo's board of directors of its fiduciary duties to Motor Cargo's shareholders under applicable law;

  .  identifying the person making such "superior proposal"; and

  .  stating that Motor Cargo intends to make a "subsequent determination."

   After providing such notice, Motor Cargo will provide a reasonable opportunity to Union Pacific, and will cooperate in good faith with Union Pacific, to make such adjustments in the terms and conditions of the merger agreement as would enable Motor Cargo to proceed with the recommendations of Motor Cargo's board of directors to its shareholders without a "subsequent determination"; provided, however, that any adjustment to the merger agreement will be at the discretion of Union Pacific.

   A "subsequent determination" occurs if Motor Cargo's board of directors:

  . withdraws, qualifies, modifies or amends, or proposes to withdraw, qualify, modify or amend, in a manner adverse to Union Pacific, the recommendations of Motor Cargo's board of directors or take any action or make any statement, filing or release inconsistent with such recommendations, it being understood that taking a neutral position or no position with respect to an "acquisition proposal" will be considered an adverse modification of the recommendations of Motor Cargo's board of directors;

  . approves or recommends, or proposes publicly to approve or recommend, any "acquisition proposal"; or

  . causes Motor Cargo to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any "acquisition proposal".

   Covenant to Call Shareholder Meeting and Mail Proxy Statement. If approval of Motor Cargo's shareholders is required by applicable law in order to consummate the merger, Motor Cargo has agreed to call a meeting of its shareholders for the purpose of considering and taking action upon the merger agreement and the merger. If required by applicable law, promptly after the acceptance for exchange of the shares of Motor Cargo common stock pursuant to the offer, Motor Cargo has agreed to prepare and file with the SEC a proxy statement for the purposes of soliciting proxies to approve and adopt the merger agreement and the merger and use all reasonable best efforts to have the proxy statement cleared by the SEC as promptly as practicable. Motor Cargo will use its reasonable best efforts to solicit from its shareholders proxies in favor of the merger agreement and the merger and will take all other actions necessary or advisable to secure the vote or consent of shareholders as may be required by Utah law to complete the merger. Motor Cargo has agreed to mail the proxy statement to its shareholders as promptly as practicable after the proxy statement has cleared the SEC.

   Use of Reasonable Best Efforts. Union Pacific and Motor Cargo have agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the offer, the merger, and the other transactions contemplated by the merger agreement, including:

  . the obtaining of all other necessary actions or nonactions, waivers, consents and approvals from governmental authorities and the making of all other necessary registrations and filings;

  . the obtaining of all necessary consents, approvals or waivers from third parties;

  . the preparation of the offer registration statement, of which this prospectus forms a part, the offer documents, the Schedule 14D-9 and, if necessary, the proxy statement; and

  . the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the merger agreement.

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   Notwithstanding the foregoing paragraph:

  . neither Union Pacific nor any of its subsidiaries will be required to divest any of their or Motor Cargo's or any of its subsidiaries' respective businesses, product lines or assets;

  . neither Union Pacific nor any of its subsidiaries will be required to agree to any limitation that could reasonably be expected to have an adverse effect on the business, assets, condition (financial or otherwise), results of operations or prospects of Union Pacific and its subsidiaries, taken as a whole, or of Union Pacific combined with the surviving corporation after the effective time of the merger;

  . no party will be required to agree to the imposition of or to comply with, any condition, obligation or restriction on Union Pacific or any of its subsidiaries or on the surviving corporation or any of its subsidiaries by a governmental authority;

  . neither Union Pacific nor Merger Subsidiary will be required to waive any of the conditions of the offer or any of the conditions to the merger; and

  . no party will be required to pursue or defend any administrative or judicial action or proceeding that may be instituted or threatened.

   Employee Matters. Union Pacific has agreed to cause the surviving corporation and its subsidiaries to honor and assume certain salary continuation agreements of Motor Cargo.

   Indemnification and Insurance. Union Pacific has agreed that the surviving corporation will:

  . indemnify and hold harmless, and provide advancement of expenses to, all current or former directors, officers and employees of Motor Cargo and its subsidiaries to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the merger agreement by Motor Cargo pursuant to Motor Cargo's articles of incorporation, bylaws and indemnification agreements in existence on the date of the merger agreement with any directors, officers and employees of Motor Cargo and its subsidiaries and Utah law and to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the effective time of the merger, including for acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement;

  . include and cause to be maintained in effect in the surviving corporation's articles of incorporation and bylaws for a period of six years after the effective time of the merger, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the articles of incorporation and bylaws of Motor Cargo; and

  . cause to be maintained for a period of six years after the effective time of the merger a policy of directors' and officers' liability insurance and fiduciary liability insurance of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured than the terms currently provided to directors and officers of Union Pacific with respect to claims arising from facts or events that occurred on or before the effective time of the merger.

Additional Agreements

   Tax Treatment. Union Pacific and Motor Cargo have agreed to use their reasonable best efforts to cause the transaction to qualify, and will not take any actions or cause any actions to be taken which could reasonably be expected to prevent the transaction from qualifying, as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code.

   Fees and Expenses. Except for the termination fee discussed below, the exchange agent's fees and expenses, which will be paid by Motor Cargo, and the HSR Act filing fee, which will be paid by Union Pacific, Union Pacific and Motor Cargo have agreed that all fees and expenses incurred in connection with the offer and the merger, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, whether or not the offer or the merger is consummated.

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Conditions of the Offer

   See "The Offer--Conditions of Our Offer" on page 31.

Conditions to the Merger

   The obligations of Union Pacific, Merger Subsidiary and Motor Cargo to consummate the merger are subject to the satisfaction of the following conditions:

  . approval and adoption of the merger agreement and the merger by Motor Cargo's shareholders, if required by Utah law;


  . no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction has been enacted, entered, promulgated or enforced by any governmental authority which prohibits or prevents the consummation of the merger; and

  . Union Pacific has purchased the shares of Motor Cargo common stock pursuant to the offer.

   In addition, the obligations of Union Pacific and Merger Subsidiary to effect the merger are subject to the condition that Motor Cargo will have performed and complied with, in all material respect, all of its covenants and agreements required by the merger agreement to be performed or complied with or satisfied by Motor Cargo at or prior to the effective time of the merger.

Termination of the Merger Agreement

   Termination by Mutual Consent. The merger agreement may be terminated at any time prior to the effective time of the merger by mutual written consent of Union Pacific and Motor Cargo.

   Termination by Either Union Pacific or Motor Cargo. The merger agreement may be terminated by either Union Pacific or Motor Cargo if:

   (1) the offer has expired or been terminated in accordance with the terms of the merger agreement without Union Pacific or Merger Subsidiary having accepted for exchange any shares of Motor Cargo common stock pursuant to the offer, unless the failure to consummate the offer is the result of a material breach of the merger agreement by the party seeking to terminate the merger agreement;

   (2) the offer has not been consummated on or before January 31, 2002, unless the failure to consummate the offer is the result of a material breach of the merger agreement by the party seeking to terminate the merger agreement;

   (3) the merger has not been consummated on or prior to April 30, 2002, provided, however, that the right to terminate the merger agreement for this reason will not be available to any party whose willful and material breach of the merger agreement results in the failure of the merger to be consummated by such time;

   (4) the merger has not been consummated as a result of any conditions to the merger being incapable of being satisfied;

   (5) any statute, rule, regulation, judgment, order, legislation or interpretation of any nature enacted, enforced, promulgated, amended or issued by any governmental authority or any judgment, order, injunction, ruling, proceeding, action, suit, charge or decree is in effect that:

      (A) challenges or seeks to make illegal, delays materially or otherwise directly or indirectly restrains or prohibits or makes materially more costly the making of the offer, the acceptance for exchange of, or the exchange or delivery of the offer consideration for, some of or all the shares of Motor Cargo common stock by Union Pacific or the consummation of the merger;

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      (B) seeks to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the merger agreement, the offer or the merger;

      (C) seeks to limit, restrain or prohibit Union Pacific's or Merger Subsidiary's ownership or operation of all or any portion of Motor Cargo or Union Pacific or to compel Union Pacific to dispose of or hold separate all or any portion of Motor Cargo or Union Pacific;

      (D) seeks to impose or confirm limitations on the ability of Union Pacific effectively to exercise full rights of ownership of any shares of Motor Cargo common stock, including the right to vote any shares of Motor Cargo common stock to be acquired pursuant to the offer or owned by Union Pacific on all matters presented to Motor Cargo's shareholders, or seeks to require divestiture by Union Pacific of any shares of Motor Cargo common stock; or

      (E) has, or would reasonably be expected to have, a material adverse effect on Union Pacific or Motor Cargo; or

   (6) there has been any action taken, or any statute, rule, regulation, judgment, order, legislation or interpretation of any nature pending, proposed, enacted, enforced, promulgated, amended or issued by any governmental authority or deemed by any governmental authority applicable to (i) Union Pacific, Motor Cargo or any of their subsidiaries or affiliates or (ii) any transac-tion contemplated by the merger agreement, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (A) through (E) immediately above.

   Termination by Union Pacific. The merger agreement may be terminated by Union Pacific if:

  . Motor Cargo received an "acquisition proposal," and at any time prior to, or within nine months after, the termination of the merger agreement (unless the merger agreement is terminated by mutual consent or because of the reasons set forth in clauses (5) or (6) above in "--Termination by Either Union Pacific or Motor Cargo"), Motor Cargo has entered into, or has publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any "acquisition proposal";

  . any third party becomes the beneficial owner of at least 15% of the outstanding shares of Motor Cargo common stock or has acquired, directly or indirectly, at least 15% of the assets of Motor Cargo and its subsidiaries;

  . there has been a willful and material breach or failure to perform in any material respect by Motor Cargo of any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform:

     --would give rise to the failure of the conditions of the offer that:

      . Motor Cargo will perform in any material respect any obligation under the merger agreement or to comply in any material respect with any agreement or covenant of Motor Cargo to be performed or complied with by it; or

      . the representations and warranties of Motor Cargo that are qualified as to materiality be true and correct as so qualified in all respects as of the date of the merger agreement and as of the expiration of the offer, or any of the representations and warranties set forth in the merger agreement that are not so qualified not be true and correct in any material respect as of the date of the merger agreement and as of the expiration of the offer; or

     --is incapable of being or has not been cured by Motor Cargo prior to or on the earlier of the date which is 10 business days immediately following written notice by Union Pacific to Motor Cargo of such breach or failure to perform and the expiration or termination of the offer;

  . Motor Cargo has provided Union Pacific with a subsequent determination notice or Motor Cargo's board of directors:

     --makes a "subsequent determination";

     --fails to include in the Schedule 14D-9 its recommendations without modification or qualification in a manner adverse to Union Pacific;

     --fails to reaffirm such recommendations within two business days upon Union Pacific's reasonable request to do so; or

     --has resolved to, or publicly announced an intention to, take any of the foregoing actions or omit to take any foregoing action;

  . as of the final expiration date of the offer, all conditions to the consummation of the offer have been met or waived except for satisfaction of the minimum condition and there has been made subsequent to the date of the merger agreement an "acquisition proposal"; or

  . there has been a change in the constitution of Motor Cargo's board of directors not provided for in the merger agreement such that at least a majority of the members of Motor Cargo's board of directors is comprised of individuals not serving on Motor Cargo's board of directors as of the date of the merger agreement.

   Termination by Motor Cargo. The merger agreement may be terminated by Motor Cargo if Motor Cargo makes a subsequent determination in compliance with the terms of the merger agreement, provided Motor Cargo has paid Union Pacific the termination fee as describe below in "--Termination Fees."

Termination Fees

   Motor Cargo has agreed to pay Union Pacific liquidated damages in the amount of $5,000,000 in the event the merger agreement is terminated by Union Pacific for any of the reasons listed in "--Termination of the Merger
Agreement--Termination by Union Pacific" or if the merger agreement is terminated by Motor Cargo for the reason set forth in "--Termination of the Merger Agreement--Termination by Motor Cargo."

   Union Pacific and Merger Subsidiary have agreed that, except in the event of a willful and material breach of the merger agreement by Motor Cargo, with respect to any termination of the merger agreement where Union Pacific is paid the $5,000,000, the payment of the $5,000,000 will constitute liquidated damages with respect to any and all claims for damages and any and all other claims which Union Pacific or Merger Subsidiary may be entitled to assert against Motor Cargo. The right to receive payment of the $5,000,000 will constitute the sole and exclusive remedy available to Union Pacific or Merger Subsidiary for any and all termination damages.

Amendments and Waiver

   The merger agreement may be amended by action taken by Union Pacific, Merger Subsidiary and Motor Cargo at any time prior to the effective time of the merger. Any failure of Motor Cargo on the one hand, or Union Pacific and Merger Subsidiary on the other hand, to comply with any obligation, covenant, agreement or condition in the merger agreement may be waived by Union Pacific on the one hand, or Motor Cargo on the other hand, by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

   The merger agreement provides that, following the appointment of any directors selected by Union Pacific and prior to the effective time of the merger, any amendment of the merger agreement, any termination of the merger agreement by Motor Cargo, any extension by Motor Cargo of the time for the performance of any of the obligations or other acts of Union Pacific or waiver of any of Motor Cargo's rights under the merger agreement will require the concurrence of a majority of the Motor Cargo directors then in office who were not designated by Union Pacific.

                            SHAREHOLDER AGREEMENTS

   The following description of the shareholder agreements describes the material terms of the agreements but does not purport to describe all the terms of the agreements. The complete text of the shareholder agreements are incorporated by reference to Exhibit 99.2 and 99.3 to the Current Report on Form 8-K filed with the SEC by Union Pacific on October 16, 2001. All shareholders are urged to read the shareholder agreements in their entirety.

   As a condition to the willingness of Union Pacific and Merger Subsidiary to enter into the merger agreement, Union Pacific and Merger Subsidiary required that Harold R. Tate and Marvin L. Friedland, each a principal shareholder of Motor Cargo, enter into the shareholder agreements. Mr. Tate and Mr. Friedland own 3,858,000 shares and 188,153 shares, respectively of Motor Cargo common stock which represents approximately 59.6% and 2.9%, respectively, of the shares of Motor Cargo common stock outstanding as of October 26, 2001 and approximately 56.5% and 2.8%, respectively, of the outstanding shares of Motor Cargo common stock on a fully diluted basis.

Tender of Shares of Motor Cargo Common Stock

   The shareholder agreements provide that the principal shareholders will promptly, and in any event within 10 business days, tender the shares of Motor Cargo common stock held by them following the commencement of the offer and, subject to certain exceptions relating to Mr. Friedland described below, elect to receive Union Pacific common stock in exchange for their shares of Motor Cargo common stock.

Voting Agreement and Proxy

   The shareholder agreements provide that during the time the shareholder agreements are in effect, the principal shareholders will vote, or cause to be voted, or consent, or cause to be consented, at any meeting or in connection with any written consent of Motor Cargo shareholders or in any other circumstances in which a vote, consent or approval of any of the Motor Cargo shareholders their shares of Motor Cargo common stock:

  . in favor of the merger, the merger agreement and the other transactions contemplated by the merger agreement;

  . against any other merger agreement, merger, consolidation, combination, sale or issuance of securities, sale or other disposition of substantial assets, spin-off, reorganization, recapitalization, dissolution, liquidation or winding up of, by or involving Motor Cargo or any of its subsidiaries;

  .  against any "acquisition proposal"; and

  . against any amendment or modification of the articles of incorporation or bylaws of Motor Cargo or of any of its subsidiaries or other proposal or transaction involving Motor Cargo or any of its subsidiaries which is reasonably likely to, in any manner, directly or indirectly, materially impair the ability of Union Pacific, Merger Subsidiary or Motor Cargo to consummate, or to prevent or materially delay the consummation of, the offer, the merger or the other transactions contemplated by the merger agreement.

   Pursuant to the shareholder agreements, the principal shareholders granted Union Pacific an irrevocable proxy with respect to their shares of Motor Cargo common stock to vote:

  . in favor of the merger, the merger agreement, the shareholder agreements and the other transactions contemplated by the merger agreement and the shareholder agreements;

  . against any matter that the principal shareholders are prohibited from voting for or consenting to as described above or any other action or agreement that would result in a breach or inaccuracy of, or failure to fulfill, any covenant, representation, warranty, obligation or agreement of Motor Cargo under the merger agreement; and

  . in favor of any other matter necessary for the consummation of the offer and the other transactions contemplated by the merger agreement and the shareholder agreements.

Representations and Warranties

   In the shareholder agreements, the principal shareholders made customary representations and warranties to Union Pacific, including representations and warranties relating to:

  . authority to enter into and carry out the obligations of the shareholder agreements and the enforceability of the shareholder agreements;

  .  ownership of their shares of Motor Cargo common stock;

  . absence of a need for governmental consents, violation of any laws or conflicts with contracts or laws;

  .  broker's or finder's fees;

  .  absence of a "group" as defined in the Exchange Act; and

  .  tax matters relating to the offer and the merger.

Covenants

   The shareholder agreements contain various covenants of the principal shareholders, including the following:

  .  the principal shareholders covenant and agree:

     --that they have not entered into any voting agreement, voting trust or similar understanding or obligation, whether written or oral, with respect to any of their shares of Motor Cargo common stock, or that any voting agreement, voting trust, proxy or power of attorney they have previously entered into or granted with respect to their shares of Motor Cargo common stock has expired or been revoked or terminated;

     --that they will not enter into any voting agreement or voting trust or grant a proxy or power of attorney with respect to any of their shares of Motor Cargo common stock; and

     --that they will use their reasonable best efforts to cause the offer and the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code;

  .  the principal shareholders agree not to, directly or indirectly:

     --donate, pledge, encumber, issue, sell, transfer, assign, or otherwise dispose of, in any manner, to any person, or enter into any contract, agreement, commitment, option or other arrangement with respect to the transfer of, any of their shares of Motor Cargo common stock;

     --grant any proxy or enter into any contract, including any voting arrangement relating to any of their shares of Motor Cargo common stock;

     --change, modify or alter in any manner, or agree to change, modify or alter in any manner, the beneficial ownership of any of their shares of Motor Cargo common stock; or

     --seek, solicit, commit or agree to take any of the actions described above;

  . the principal shareholders agree that they will, and will cause their employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any third party conducted by the principal shareholders or their employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives with respect to any "acquisition proposal";

  . the principal shareholders will not, and will cause their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives not to, directly or indirectly:

     --solicit, initiate or knowingly encourage, including by way of furnishing information, or knowingly take any other action to facilitate, any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any "acquisition proposal";

     --enter into any agreement, arrangement or understanding with respect to any "acquisition proposal" or enter into any agreement, arrangement or understanding requiring the principal shareholders to abandon, terminate or fail to consummate the exchange of their shares of Motor Cargo common stock pursuant to the offer or the merger or any other transaction contemplated by the shareholder agreements;

     --participate or engage in any discussions or negotiations with any third party relating to an "acquisition proposal," or knowingly facilitate any effort or attempt to make or implement an "acquisition proposal" or accept an "acquisition proposal"; or

     --enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any "acquisition proposal";

  . the principal shareholders will use their best efforts to take, or cause to be taken, all actions, execute and deliver all instruments, and do, cause to be done, and assist and cooperate with Motor Cargo, Union Pacific and Merger Subsidiary in doing, all things necessary, proper or advisable to consummate and effect completely, in the most expeditious manner practicable, the offer, the merger, the merger agreement, the shareholder agreements and the other transactions contemplated by the merger agreement and shareholder agreements, except, in their capacities as a director or officer of Motor Cargo, to the extent as otherwise permitted by the merger agreement;

  . the principal shareholders agree to notify Union Pacific of any acquisition by them of any capital shares or securities of Motor Cargo acquired directly or indirectly by them on or after the date of the shareholder agreements; and

  . the principal shareholders make various covenants as to tax matters relating to the offer and the merger.

Termination

   The shareholder agreements terminate, including the proxies granted thereunder, on the earliest of (1) the payment for all of the principal shareholder's shares of Motor Cargo common stock pursuant to the offer by Union Pacific or (2) termination of the merger agreement pursuant to its terms. However, in any event, the shareholder agreements will terminate no later than the first anniversary of the date of their signing, other than sections relating to tax matters which will not terminate as described above, but will survive any termination.

Restrictions Imposed by Margin Accounts

   Mr. Friedland is not required to take any action or make any election which conflicts with his existing contractual obligations imposed by margin accounts he maintains. Similarly, all representations and warranties are qualified in their entirety by the terms and conditions of the margin accounts.

                         INTERESTS OF CERTAIN PERSONS

   The information contained in the Information Statement attached as Annex I to the Schedule 14D-9 of Motor Cargo dated October 31, 2001 is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between Motor Cargo or its affiliates and Motor Cargo's executive officers, directors or affiliates, or between Motor Cargo or its affiliates and Union Pacific or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or set forth below.

   When considering the recommendation of Motor Cargo's board of directors, you should be aware that certain of the Motor Cargo directors and officers may have interests in the merger that are different from or are in addition to your interests.

   Salary Continuation Agreements. Motor Cargo has salary continuation agreements with four of its key management employees: Marvin L. Friedland, Louis V. Holdener, Lynn H. Wheeler and Steven E. Wynn. Under the salary continuation agreements, Motor Cargo is obligated to provide for each such employee or his beneficiaries, during a period of not more than ten years after the employee's death, disability or retirement, annual benefits ranging from $17,000 to $23,000. Pursuant to the merger agreement, Union Pacific has agreed to cause the surviving corporation and its subsidiaries to honor and assume the salary continuation agreements. Motor Cargo's current liability under each agreement is as follows: Marvin L. Friedland, $156,760; Louis V. Holdener, $156,710; Lynn H. Wheeler, $150,386; and Steven E. Wynn, $77,318.

   Stock Options. The merger agreement provides that each Motor Cargo stock option granted to an employee, officer or director of Motor Cargo will become fully vested and exercisable in accordance with the terms of Motor Cargo's option plans. At the effective time of the merger, each unexercised outstanding Motor Cargo stock option outstanding will be cancelled and the holder thereof will be entitled to receive as consideration for such cancellation, an amount in cash, net of applicable withholdings, equal to the excess of (A) the $12.10 cash consideration over (B) the per share exercise or strike price of such Motor Cargo stock option multiplied by (C) the number of shares subject to such Motor Cargo stock option.

   Indemnification and Insurance. Union Pacific has agreed that the surviving corporation will:

  . indemnify and hold harmless, and provide advancement of expenses to, all current or former directors, officers and employees of Motor Cargo and its subsidiaries to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the merger agreement by Motor Cargo pursuant to Motor Cargo's articles of incorporation, bylaws and indemnification agreements in existence on the date of the merger agreement with any directors, officers and employees of Motor Cargo and its subsidiaries and Utah law and to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the effective time of the merger, including for acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement;

  . include and cause to be maintained in effect in the surviving corporation's articles of incorporation and bylaws for a period of six years after the effective time of the merger, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the articles of incorporation and bylaws of Motor Cargo; and

  . cause to be maintained for a period of six years after the effective time of the merger a policy of directors' and officers' liability insurance and fiduciary liability insurance of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured than the terms currently provided to directors and officers of Union Pacific with respect to claims arising from facts or events that occurred on or before the effective time of the merger.

   As a result of the agreements and arrangements discussed in this section, these directors and officers could be more likely to support and/or vote to approve the merger agreement than if they did not hold these interests. Motor Cargo shareholders should consider whether these interests may have influenced these directors and officers to support or recommend the offer and the merger.

                        INFORMATION ABOUT UNION PACIFIC

Union Pacific

   Union Pacific is a Utah corporation incorporated in 1969. We operate primarily in the areas of rail transportation, through our subsidiary Union Pacific Railroad Company, and trucking, through our subsidiary Overnite Transportation Company.

   Rail Transportation. Union Pacific Railroad is the largest rail system in the United States, operating nearly 34,000 route miles linking Pacific Coast and Gulf Coast ports to the Midwest and eastern United States gateways, and providing several north/south corridors to key Mexican gateways. Union Pacific Railroad serves the western two-thirds of the country and maintains coordinated schedules with other carriers for the handling of freight to and from the Atlantic Coast, the Pacific Coast, the Southeast, the Southwest, Canada and Mexico. Export and import traffic is moved through Gulf Coast and Pacific Coast ports and across Mexican and, primarily through interline connections, Canadian borders. Major commodities hauled by Union Pacific Railroad are agricultural, automotive, chemicals, energy (primarily coal), industrial products and intermodal.

   Since 1995, we have significantly expanded our rail operations, completing acquisitions of Chicago and North Western Transportation Company and Southern Pacific Transportation Company and their respective affiliated railroads.

   Currently, Union Pacific Railroad holds a 26% ownership interest in a 50-year concession for the Pacific North and Chihuahua Pacific rail lines in Mexico.

   Trucking. Overnite, a major interstate trucking company specializing in less-than-truckload shipments, serves all 50 states and portions of Canada and Mexico through 167 service centers located throughout the United States. Overnite transports a variety of products, including machinery, tobacco, textiles, plastics, electronics and paper products.

   The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Union Pacific are set forth in Annex A.

Additional Information

   A detailed description of Union Pacific's business, financial statements and other matters related to Union Pacific is incorporated by reference in this prospectus from materials filed by Union Pacific with the SEC, including Union Pacific's Annual Report on Form 10-K for the year ended December 31, 2000, Quarterly Reports on Forms 10-Q for the quarters ended September 30, 2001, June 30, 2001 and March 31, 2001 and Current Reports on Form 8-K filed October 18, 2001, October 16, 2001, July 19, 2001, April 26, 2001, March 8, 2001 and
January 18, 2001. Shareholders desiring copies of such documents may obtain such copies as described under the captions "Additional Information" on the page preceding the table of contents and "Where You Can Find More Information" on page 82.

                         INFORMATION ABOUT MOTOR CARGO

Motor Cargo

   Motor Cargo is a Utah corporation incorporated in 1996. Motor Cargo is a regional less-than-truckload, or LTL, carrier that provides transportation and logistics services to shippers within the western United States, including Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington. Motor Cargo transports general commodities, including consumer goods, packaged foodstuffs, electronics, computer equipment, apparel, hardware, industrial goods and auto parts for a diversified customer base. Motor Cargo offers a broad range of services, including expedited scheduling and full temperature-controlled service. Through its wholly-owned subsidiary, MC Distribution Services, Inc., Motor Cargo also provides customized logistics, warehousing and distribution management services.

   The LTL Industry. Motor Cargo transports primarily LTL shipments. LTL shipments are shipments weighing less than 10,000 pounds. Generally, LTL carriers transport freight from multiple shippers to multiple consignees on a scheduled basis. Unlike truckload carriers, LTL carriers typically do not transport full trailer loads directly from origin to destination. LTL operations require the handling of shipments in several coordinated stages.

   Specialized Services. Motor Cargo offers a broad range of services, including service capabilities beyond the scope of most LTL carriers. These services include Priority+Plus, an expedited time-definite service; Protective+Plus, a full temperature-controlled service for LTL shipments within Motor Cargo's service region; Canadian+Plus, full points coverage into all major Canadian markets through an exclusive regional marketing partnership with one of Canada's leading LTL carriers and Truckload+Plus, a specialized truckload service designed to meet the truckload needs of its customers at competitive rates. Motor Cargo also provides less-than-container load service to Hawaii. Motor Cargo consolidates shipments, loads containers and tenders them to a major transoceanic carrier for transport to Hawaii. The shipments are then delivered by a local carrier in Hawaii pursuant to an agreement between the carrier and Motor Cargo.

   In addition to the service offerings described above, Motor Cargo offers customized services tailored to the ongoing needs of a particular customer. These customized services often involve a high level of coordination between Motor Cargo and the customer and may include time definite delivery, highly specialized reporting requirements and electronic data interchange, full-time on-site loading by Motor Cargo employees, return goods consolidation and management and specialized handling and equipment requirements.

   Through a program referred to as "Motor Cargo USA," Motor Cargo also provides customers with service to points outside its core service region. Motor Cargo enters into interline agreements with other carriers to provide delivery of freight outside of Motor Cargo's core service region.

   Motor Cargo provides customized logistics, warehousing and distribution management services through its subsidiary MC Distribution Services. MC Distribution Services currently provides "just-in-time" delivery services for a small number of specialty retailers.

 MOTOR CARGO'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Introduction

   The purpose of this section is to discuss and analyze Motor Cargo's consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements and related notes which appear beginning on page F-1. This section contains certain forward-looking statements that involve risks and uncertainties, including statements regarding Motor Cargo's plans, objectives, goals, strategies and financial performance. Motor Cargo's actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under "Motor Cargo's Cautionary Statement for Forward-Looking Statements" on page 65.

Results Of Operations

   The following table sets forth for the periods indicated the percentage of operating revenues represented by certain items in Motor Cargo's statements of earnings:

                                     Three Months Ended Nine Months Ended
                                       September 30,      September 30,
                                     -----------------  ----------------
                                      2001       2000    2001      2000
                                      -----      -----   -----     -----
Operating revenues.................. 100.0%     100.0%  100.0%    100.0%
Operating expenses..................
   Salaries, wages and benefits.....  50.1       49.6    51.4      49.8
   Operating supplies and expenses..  15.6       16.6    16.0      16.4
   Purchased transportation.........   8.8        8.8     8.4       9.2
   Operating taxes and licenses.....   3.8        3.9     3.8       3.9
   Insurance and claims.............   3.0        2.5     2.8       2.7
   Depreciation and amortization....   6.2        6.3     6.4       6.9
   Communications and utilities.....   1.4        1.7     1.5       1.6
   Building rents...................   2.1        2.6     2.2       2.7
   Gain on sale of equipment........  (0.1)      (0.2)     --      (0.2)
   Other non-recurring expense......    --         --      --       0.1
                                      -----      -----   -----     -----
       Total operating expenses.....  90.8       91.8    92.5      93.1
                                      -----      -----   -----     -----
       Operating income.............   9.2        8.2     7.5       6.9
Other income (expense)..............
   Interest expense.................  (0.1)      (0.1)   (0.1)     (0.1)
   Other, net.......................   0.1        0.1     0.1       0.1
                                      -----      -----   -----     -----
Earnings before income taxes........   9.2        8.2     7.5       6.9
Income taxes........................   3.7        3.2     3.0       2.7
                                      -----      -----   -----     -----
Net earnings........................   5.6        5.0     4.5       4.2
                                      =====      =====   =====     =====

Three Months Ended September 30, 2001 Compared to Three Months Ended September 30, 2000

   Operating revenues increased 5.7% to $36.0 million for the three months ended September 30, 2001, compared to $34.1 million for the same period in 2000. The increase was primarily attributable to increased tonnage from existing and new customers. The tonnage hauled during the third quarter of 2001 increased 4.7% to 151,480 tons, compared to 144,747 tons for the same quarter of 2000. The number of shipments during the third quarter of 2001 remained flat at 249,430, compared to 249,200 for the third quarter of 2000. The average revenue per shipment increased to $139 for the third quarter of 2001, compared to $133 for the same quarter of 2000.

   Revenues contributed by MC Distribution Services increased 30.7% to $1,527,000 for the third quarter of 2001, compared to $1,168,000 for the third quarter of 2000. The increase was due primarily to increased volume from existing customers.

   As a percentage of operating revenues, salaries, wages and benefits increased to 50.1% for the third quarter of 2001 from 49.6% for the third quarter of 2000. This increase of 0.5 percentage points was primarily the result of increased cost of benefits to employees.

   Purchased transportation remained unchanged at 8.8% of revenues for the three months ended September 30, 2001 as compared to the same period in 2000.

   Operating supplies and expenses decreased to 15.6% of operating revenues for the quarter ended September 30, 2001, compared to 16.6% for the same period in 2000. Cost savings associated with lower fuel prices represented approximately 0.7% of revenue for the third quarter of 2001. An additional decrease in operating supplies and expenses resulted from a decrease in commissions to agents due to the conversion of two independent agent facilities to Motor Cargo-operated service centers during the fourth quarter of 2000.

   Insurance and claims expense increased to 3.0% of revenue for the third quarter of 2001 compared to 2.5% for the same quarter 2000. This increase was attributable to an increase in premiums for re-insurance, as well as increased charges related to liability claims for which Motor Cargo is self-insured.

   Building rents decreased to 2.1% of revenue for the third quarter of 2001, compared to 2.6% for the same quarter of 2000. This decrease was due primarily to payments during 2000 for leases of unused facilities in Chicago, Illinois, Benicia, California and Boise, Idaho, which have since terminated.

   Total operating expenses decreased to 90.8% of operating revenues for the three months ended September 30, 2001 from 91.8% for the same period in 2000.

   Net earnings, increased 16.8% to $2.0 million ($0.31 per weighted average diluted share) for the three months ended September 30, 2001, compared to $1.7 million ($0.26 per weighted average diluted share) for the same period in 2000.

Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

   Operating revenues increased 7.8% to $103.7 million for the nine months ended September 30, 2001, compared to $96.3 million for the same period in 2000. The increase was attributable to increased tonnage. Tonnage increased 7.4% to 438,386 tons for the nine months ended September 30, 2001, compared to 408,087 tons for the same period of 2000. The number of shipments during the nine months ended September 30, 2001 increased 1.0% to 731,800, compared to 724,870 for the same period in 2000. Revenue per shipment increased 6.2% to $137, compared to $129 in 2000.

   Revenues for MC Distribution Services increased 23.5% to $4.2 million for the nine months ended September 30, 2001 from $3.4 million for the same period in 2000. The increase was due primarily to increased volume from two customers.

   As a percentage of operating revenues, salaries, wages and benefits increased to 51.4% for the nine months ended September 30, 2001, from 49.8% for the same period of 2000. This increase of 1.6 percentage points was due primarily to an increase in employee wages and benefits associated with shifting to the use of more Motor Cargo drivers and less use of purchased transportation. The use of more Motor Cargo drivers resulted in a reduction in the expense incurred by Motor Cargo for purchased transportation. In addition, group medical expenses increased approximately 0.7% of revenue during the first nine months of 2001, compared to 2000. The increase was primarily attributable to the addition of more Motor Cargo line drivers, an increase in insurance premiums and an overall increase in claims expense. Also a charge of approximately $281,000, or 0.3% of revenue, to reflect appreciation in Motor Cargo's stock price under variable stock option accounting treatment, also contributed to the increase in salaries, wages and benefits.

   Purchased transportation decreased to 8.4% of revenues for the nine months ended September 30, 2001 as compared to 9.2% for the same period in 2000. A reduction of 0.8 percentage points was attributable to the replacement of a portion of purchased transportation with Motor Cargo drivers and equipment. Corresponding increases were incurred in expense categories related to drivers and equipment such as wages, benefits, operating supplies and expenses, licenses and taxes. The reduction in purchased transportation resulting from the increased use of Motor Cargo drivers and equipment was partially offset by an increase in purchased transportation, as a percentage of revenues, of approximately 0.6 percentage points, which was attributable to the lease of trailers under a long-term lease arrangement.

   Operating supplies and expenses decreased to 16.0% of operating revenues for the nine months ended September 30, 2001 as compared to 16.4% for the same period in 2000. The principal reason for the decline was the conversion of two independent agent facilities to Motor Cargo-operated service centers during the fourth quarter of 2000.

   Building rents decreased to 2.2% of revenue for the nine months ended September 30, 2001 as compared to 2.7% for the same period of 2000. This decrease was due primarily to payments during 2000 for leases of unused facilities in Chicago, Illinois, Benicia, California and Boise, Idaho, which have now terminated.

   Total operating expenses decreased to 92.5% of operating revenues for the nine months ended September 30, 2001 from 93.1% for the same period in 2000.

   Net earnings, before the special charge of approximately $281,000 for variable stock options, increased 22.5% to $4,926,000 ($0.76 per weighted average diluted share) for the nine months ended September 30, 2001, compared to $4,022,000 ($0.59 per weighted average diluted share) for the same period in 2000. After the charge of $281,000 for the treatment of variable options, net earnings was reduced to $4,645,000 ($0.71 per weighted average diluted share).

   The following table sets forth the percentage relationship of certain items to revenues for the periods indicated:

                                                Year ended December 31,
                                                ----------------------
                                                 2000      1999   1998
                                                -----     -----  -----
           Operating revenues.................. 100.0%    100.0% 100.0%
           Operating expenses
              Salaries, wages and benefits.....  49.7      47.5   45.1
              Operating supplies and expenses..  16.6      16.2   13.9
              Purchased transportation.........   9.0      12.5   15.7
              Depreciation and amortization....   6.7       7.0    6.9
              Insurance and claims.............   2.6       3.1    3.2
              Operating taxes and licenses.....   3.9       3.8    3.4
              Communications and utilities.....   1.7       1.6    1.7
              Building rents...................   2.6       2.4    2.0
              Gain on sale of equipment........  (0.2)     (0.2)  (0.1)
                                                -----     -----  -----
                  Total operating expenses.....  92.6      93.9   91.8
                                                -----     -----  -----
           Operating income....................   7.4       6.1    8.2
           Other income (expense)
              Interest expense.................  (0.1)     (0.1)  (0.1)
              Other, net.......................   0.7       0.1    0.2
                                                -----     -----  -----
           Earnings before income taxes........   8.0       6.1    8.3
           Income taxes........................   3.1       2.4    3.2
                                                -----     -----  -----
           Net earnings........................   4.9%      3.7%   5.1%
                                                =====     =====  =====

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

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

   Operating revenues increased 4.6% in 2000 to $131.1 million from $125.3 million in 1999. The increase was primarily attributable to an improved yield on freight hauled, the benefit from a fuel surcharge and a reduction in lower-yield freight as a percentage of total tonnage as a result of Motor Cargo's account rationalization program.

   Average revenue per shipment increased 8.3% to $131.95 in 2000 compared to $121.82 in 1999. Revenue per hundredweight increased to $11.55 in 2000 from $11.02 for 1999. The number of shipments during 2000 decreased by 3.8% to 961,630, compared to 999,563 for 1999. Tonnage decreased by 0.6% to 549,285 in 2000, compared to 552,412 in 1999.

   Motor Cargo's warehouse and distribution management company, MC Distribution Services, contributed $4.7 million of the $131.1 million in operating revenues for the year ended December 31, 2000, compared to $4.1 million for the year ended December 31, 1999. The increase was due primarily to increased revenue from existing accounts as well as the addition of some smaller new accounts.

   As a percentage of operating revenues, salaries, wages, and benefits increased to 49.7% for the year ended December 31, 2000 from 47.5% for 1999. The increase was due primarily to the use of more Motor Cargo line drivers instead of purchased transportation. The average number of full time line drivers employed by Motor Cargo increased approximately 29% to 161 during 2000, compared to 125 in 1999. At December 31, 2000, there were 187 full time line drivers compared to 145 on December 31, 1999. Salaries and wage rates increased approximately 4% in 2000 compared to 1999.

   Operating supplies and expenses increased to 16.6% of operating revenue in 2000 compared to 16.2% in 1999. Contributing to this increase were the costs of fuel, parts, tires and repairs associated with the increased use of Motor Cargo owned vehicles instead of purchased transportation during 2000. In addition, the price of fuel averaged approximately $0.36 more per gallon during 2000 over 1999. Higher fuel prices resulted in additional costs of approximately $2.3 million, or 1.75% of operating revenues in 2000 compared to 1999. Other costs including agent commissions were reduced in 2000 compared to 1999. This was partially the result of converting two agencies to Motor Cargo-owned facilities during the second half of 1999 and the conversion of two additional agencies in the second half of 2000.

   Purchased transportation decreased to 9.0% of operating revenues in 2000 from 12.5% in 1999. Motor Cargo reduced the miles driven by purchased transportation, while increasing the miles driven by Motor Cargo owned vehicles and employee line drivers. As mentioned above, cost for wages, fuel, parts and repairs related to the increased Motor Cargo driven miles partially offset the reduction in purchased transportation.

   Depreciation expense has been reduced to 6.7% of operating revenue in 2000 from 7.0% in 1999. While depreciation expense increased in buildings and furnishings resulting from the completion of the new terminal facilities in Phoenix and Reno, depreciation expense for revenue equipment was reduced by improved utilization of tractors used both on the line during the night and in pick-up and delivery service in the city during the day.

   Insurance and claims decreased to 2.6 % of operating revenues in 2000 from 3.1% in 1999. Claims expense for damaged freight was reduced by slightly less than 0.5% of revenue in 2000 compared to 1999. Also, fewer accidents occurred and claim settlement amounts were smaller during 2000 compared to 1999. Frequency of accidents per million miles decreased to 4.8 during 2000 from 6.4 in 1999.

   Building rents increased to 2.6% of operating revenues in 2000 compared to 2.4% in 1999. This was due primarily to lease payments for additional facilities in Fremont, California and Boise, Idaho, as well as continuing lease payments on unused facilities in Chicago, Illinois, Benicia, California and Boise, Idaho for the majority of the year. All leases on unused facilities expired prior to the end of the year 2000.

   Total operating expense decreased to 92.6% of operating revenues for 2000, compared to 93.9% for 1999.

   Net earnings increased 38% to 6.4 million for year 2000, compared to 4.7 million for 1999. Excluding unusual items, consisting primarily of a gain from the sale of the Newark terminal facility, net earnings increased 26% to 5.9 million. Earnings per diluted share increased to $0.95 in 2000, compared to $0.67 in 1999. Excluding unusual items, earnings per diluted share were $0.87 for 2000.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Operating revenues increased 9.2% in 1999 to $125.3 million from $114.7 million in 1998. The increase was attributable to the increased volume of freight. The number of shipments during 1999 increased by 11.8% to 999,563, compared to 893,957 for 1998. Revenue per hundredweight increased to $11.02 in 1999 from $10.92 for 1998.

   Motor Cargo's warehousing and distribution management company, MC Distribution Services, contributed $4.1 million of the $125.3 million in operating revenues for the year ended December 31, 1999 compared to $3.1 million for the year ended December 31, 1998. This increase was due primarily to the expansion of a contract with one customer and the addition of several smaller customers.

   Tonnage increased by 7.7% to 552,412 in 1999, compared to 512,705 in 1998. Average revenue per bill decreased 2.8% to $121.82 in 1999 compared to $125.31 in 1998. Fourth quarter average revenue per bill increased to $127.87, however, as a result of adjustments to pricing on freight that was not producing sufficient yield.

   As a percentage of operating revenues, salaries, wages, and benefits increased to 47.5% for the year ended December 31, 1999 from 45.1% for 1998. Salaries and wage rates increased approximately 4% in 1999 compared to 1998. The increase was due primarily to reduced yield in revenue as evidenced by the reduction in average revenue per bill and increased staffing of full time employees with their associated benefits. Additional line drivers were employed allowing a reduction in the use of purchased transportation.

   Operating supplies and expenses, which include agent commissions, tires, parts, repairs and fuel and other general operating expenses, increased in 1999 to 16.2% of operating revenue, compared to 13.9% for 1998. The increase was primarily attributable to increased expenses, such as fuel, parts, tires and repairs, associated with the shift from using purchased transportation to using more Motor Cargo trailers and drivers.

   Purchased transportation decreased to 12.5% of operating revenues in 1999 from 15.7% for 1998. The decrease was caused by the shifting of costs from purchased transportation to other expense categories, such as payroll, operating supplies and expense, operating taxes and licenses, and depreciation, associated with having approximately 30 more line drivers during 1999 compared to 1998. Motor Cargo has increased its staff employee drivers in order to provide more reliable and consistent service.

   Interest expense was slightly less during 1999 compared to 1998. At December 31, 1999, total long-term obligations were $8.1 million compared to $5.5 million at December 31, 1998.

   Building rents increased to 2.4% of operating revenue for 1999 as compared to 2.0% for 1998. This increase was due primarily to lease payments for additional facilities in Fremont, California and Boise, Idaho as well as continuing lease payments on unused facilities in Chicago, Illinois, Benicia, California, and Boise, Idaho.

Liquidity and Capital Resources

   Motor Cargo's primary sources of liquidity are funds provided by operations and bank borrowings. Net cash provided by operating activities was approximately $14.5 million for the first nine months of 2001, compared to $11.4 million for the corresponding period in 2000. Net cash provided by operating activities is primarily attributable to Motor Cargo's earnings before depreciation and amortization expense.

   Capital expenditures totaled approximately $8.8 million during the first nine months of 2001, compared to $7.2 million in the comparable period of 2000.

   Net cash used in financing activities was $6.9 million for the nine months ended September 30, 2001, compared to $5.2 million for the comparable period of 2000. At September 30, 2001, total borrowings under long-term obligations totaled approximately $1.2 million, compared to $8.1 million as of September 30, 2000. Motor Cargo's long-term obligations as of September 30, 2001 consist of mortgages on two terminal facilities.

   Motor Cargo is a party to a loan agreement with Zions First National Bank that provides for a revolving line of credit in an amount not exceeding $5 million. The loan agreement provides for the issuance of letters of credit and may be used for this purpose, as well as to fund the working capital needs of Motor Cargo. As of September 30, 2001, there was no outstanding balance under this revolving line of credit.

   Zions has also provided a second revolving line of credit to Motor Cargo in an amount not to exceed $20 million. Motor Cargo intends to use amounts available under this credit facility primarily to purchase equipment used in operations and for other corporate purposes. At September 30, 2001 there was no outstanding balance under this facility. The outstanding balance under this facility fluctuates as Motor Cargo draws on the line of credit or repays outstanding amounts. Amounts outstanding under this facility are generally classified as long-term obligations provided that they are not due within 12 months. Motor Cargo and Zions have periodically amended the facility to extend the maturity date, as necessary, in order to continue to permit amounts outstanding under this facility to be classified as long-term obligations. If Motor Cargo is unable to further extend the maturity date of this facility on acceptable terms, Motor Cargo will seek to obtain similar financing from other sources.

   All amounts outstanding under the two loan facilities described above accrue interest at a variable rate established from time to time by Zions. Motor Cargo does have the option, however, to request that specific advances accrue interest at a fixed rate quoted by Zions, subject to certain prepayment restrictions. All amounts outstanding under the two loan facilities are collateralized by Motor Cargo's inventory, chattel paper, accounts receivable and equipment now owned or hereafter acquired by Motor Cargo.

   Motor Cargo's management believes that its net cash provided by operating activities and its existing lines of credit are sufficient to fund capital expenditures and any other significant obligations for the foreseeable future.

   In 1999, Motor Cargo announced a share repurchase program whereby the board of directors of Motor Cargo authorized the repurchase of up to 700,000 shares. As of December 31, 2000, a total of 511,500 shares had been repurchased by Motor Cargo for approximately $2.9 million.

Inflation

   Inflation has had a minimal effect upon Motor Cargo's profitability in recent years. Most of Motor Cargo's operating expenses are inflation sensitive, with inflation generally producing increased costs of operation. Although Motor Cargo historically has been able to pass through most increases in fuel prices and taxes to customers in the form of fuel surcharges or higher rates, Motor Cargo generally must wait for larger carriers to implement fuel surcharges before Motor Cargo can effectively implement fuel surcharges. Fuel prices increased significantly during the third quarter of 1999. Accordingly, Motor Cargo implemented a fuel surcharge in mid-August of 1999 to limit the impact of fuel costs in future periods. The fuel surcharge remained in effect throughout the year 2000. Although the fuel surcharge reduces the impact of rising fuel costs, increased fuel prices can nevertheless have an adverse effect on the operations and profitability of Motor Cargo due to the difficulty of imposing and collecting the surcharge. Motor Cargo expects that inflation will affect its costs no more than it affects those of other regional LTL carriers.

Seasonality

   Motor Cargo experiences some seasonal fluctuations in freight volume. Historically, Motor Cargo's shipments decrease during the winter months. In addition, Motor Cargo's operating expenses historically have been higher in the winter months due to decreased fuel efficiency and increased maintenance costs for revenue equipment in colder weather.

Motor Cargo's Cautionary Statement for Forward-Looking Statements

   Certain information set forth in this report contains "forward-looking statements" within the meaning of federal securities laws. Forward looking statements include statements concerning plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions by Motor Cargo and other information that is not historical information. When used in this report, the words "estimates," "expects," "anticipates," "forecasts," "plans," "intends," "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. Additional forward-looking statements may be made by Motor Cargo from time to time. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of Motor Cargo, are also expressly qualified by these cautionary statements.

   Motor Cargo's forward-looking statements are based upon Motor Cargo's current expectations and various assumptions. Motor Cargo's expectations, beliefs and projections are expressed in good faith and are believed by Motor Cargo to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in Motor Cargo's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs and projections will result or be achieved or accomplished. Motor Cargo's forward-looking statements apply only as of the date made. Motor Cargo undertakes no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

   There are a number of risks and uncertainties that could cause actual results to differ materially from those set forth in, contemplated by or underlying the forward-looking statements contained in this prospectus. These risks include, but are not limited to, economic factors and fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Each of these risks and certain other uncertainties are discussed in more detail in Motor Cargo's Annual Report on Form 10-K for the year ended December 31, 2000. There may also be other factors, including those discussed elsewhere in this prospectus, that may cause Motor Cargo's actual results to differ from the forward-looking statements. Any forward-looking statements made by or on behalf of Motor Cargo should be considered in light of these factors.

Additional Information

   A detailed description of Motor Cargo's business, financial statements and other matters related to Motor Cargo is incorporated by reference in this prospectus from materials filed by Motor Cargo with the SEC, including Motor Cargo's Annual Report on Form 10-K for the year ended December 31, 2000, Quarterly Reports on Forms 10-Q for the quarters ended September 30, 2001, June 30, 2001 and March 31, 2001 and Current Report on Form 8-K filed October 16, 2001. Shareholders desiring copies of such documents may obtain such copies as described under the captions "Additional Information" on the page preceding the table of contents and "Where You Can Find More Information" on page 82.

                  DESCRIPTION OF UNION PACIFIC CAPITAL STOCK

   The following summary of the terms of Union Pacific capital stock prior to, and after completion of, the offer and the merger is not meant to be complete and is qualified by reference to the Union Pacific's revised articles of incorporation and Union Pacific's bylaws. Copies of Union Pacific's revised articles of incorporation and Union Pacific's bylaws are incorporated by reference and will be sent upon request to shareholders of Motor Cargo common stock. See "Additional Information" on the page preceding the table of contents and "Where You Can Find More Information" on page 82.

General

   Under Union Pacific's revised articles of incorporation, Union Pacific's authorized capital stock consists of:

  .  500,000,000 shares of Union Pacific common stock with $2.50 par value; and

  .  20,000,000 shares of Union Pacific preferred stock with no par value.

   On September 30, 2001, there were outstanding:

  .  248,385,281 shares of Union Pacific common stock;

  . 27,102,444 shares of Union Pacific common stock held by Union Pacific that is authorized, but unissued; and

  .  no shares of Union Pacific preferred stock.

Transactions With Ten Percent Shareholders

   Union Pacific's revised articles of incorporation provide that certain transactions between Union Pacific and a beneficial owner of more than 10% of Union Pacific's voting stock (which includes Union Pacific preferred stock) must either:

  . be approved by a majority of Union Pacific's voting stock other than that held by such beneficial owner;

  .  satisfy minimum price and procedural criteria; or

  . be approved by a majority of Union Pacific's directors who are not related to such beneficial owner.

   The transactions covered by these provisions include mergers, consolidations, sales or dispositions of assets, adoption of a plan of liquidation or dissolution, or other transactions involving a beneficial owner of more than 10% of Union Pacific's voting stock.

Common Stock

   This section describes the general terms of Union Pacific common stock. Union Pacific common stock and the rights of Union Pacific common shareholders are subject to the applicable provisions of the URBCA and the revised articles of incorporation

   Dividends. Subject to the rights of holders of any Union Pacific preferred stock which may be issued, the holders of Union Pacific common stock are entitled to receive dividends when, as and if declared by the board of directors out of any legally available funds. Union Pacific may not pay dividends on Union Pacific common stock, other than dividends payable in Union Pacific common stock or any other class or classes of stock junior in rank to Union Pacific preferred stock as to dividends or upon liquidation, unless all dividends accrued on outstanding Union Pacific preferred stock have been paid or declared and set apart for payment.

   Voting Rights. Holders of Union Pacific common stock are entitled to one vote for each share held. Any series of Union Pacific preferred stock will be entitled, with certain exceptions, to vote together with the holders of Union Pacific common stock as one class for the election of directors and upon all matters voted upon by shareholders. In voting for the election of directors, holders of Union Pacific common stock will not have the right to cumulate their votes. Notwithstanding that shareholders will not be entitled to cumulate votes in the election of directors, no one of the directors may be removed if the votes of a sufficient number of shares are cast against removal which, at an election of the board of directors of Union Pacific would have been sufficient to elect the director if cumulative voting were applicable.

   Liquidation Rights. Any Union Pacific preferred stock would be senior to Union Pacific common stock as to distributions upon liquidation, dissolution or winding up of Union Pacific. After distribution in full of the preferential amounts to be distributed to holders of preferred stock, holders of Union Pacific common stock will be entitled to receive all remaining assets of Union Pacific available for distribution to shareholders in the event of voluntary or involuntary liquidation.

   Miscellaneous. The Union Pacific common stock is not redeemable, has no preemptive or conversion rights and is not liable for further assessments or calls. All shares of Union Pacific common stock offered hereby will, upon issuance, be fully paid and non-assessable.

   Transfer Agent and Registrar. Computershare Investor Services, LLC is the transfer agent and registrar for Union Pacific common stock. Union Pacific common stock is listed on the New York Stock Exchange and trades under the symbol "UNP."

Preferred Stock

   This section describes the general terms of the Union Pacific preferred stock. The terms relating to any Union Pacific preferred stock to be offered will be established in greater detail in the event any is issued and may provide information that is different from this description. Summaries of some of the provisions of our revised articles of incorporation follow. A certificate of amendment to the revised articles of incorporation will specify the terms of the Union Pacific preferred stock being offered and will be filed before the Union Pacific preferred stock is issued.

   Union Pacific's revised articles of incorporation authorize us to issue up to 20,000,000 shares of Union Pacific preferred stock, without par value. No shares of Union Pacific preferred stock are currently outstanding, and no shares are reserved for issuance. Union Pacific's board of directors is authorized to issue Union Pacific preferred stock in one or more series from time to time, with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations and restrictions thereof, as may be provided in resolutions adopted by Union Pacific's board of directors. All shares of any one series of Union Pacific preferred stock will be identical, except that shares of any one series issued at different times may differ as to the dates from which dividends may be cumulative. All series shall rank equally and shall provide for other specific terms.

   Union Pacific preferred stock of a particular series will have the dividend, liquidation, redemption, conversion and voting rights described below unless otherwise provided at the time of issuance of a series. The specific terms of Union Pacific preferred stock that may be offered include:

  . the distinctive serial designation and the number of shares constituting the series;

  . the dividend rate or rates, the payment date or dates for dividends and the participating or other special rights, if any, with respect to dividends;

  . any redemption, sinking or retirement fund provisions applicable to the Union Pacific preferred stock;

  . the amount or amounts payable upon the shares of Union Pacific preferred stock in the event of voluntary or involuntary liquidation, dissolution or winding up of Union Pacific prior to any payment or distribution of the assets of Union Pacific to the holders of any class or classes of stock which are junior in rank to the Union Pacific preferred stock; and

  . any terms for the conversion into or exchange for shares of common stock, shares of Union Pacific preferred stock or debt securities.

   The term "class or classes of stock which are junior in rank to the Union Pacific preferred stock" means Union Pacific's common stock, and any other class or classes of stock of Union Pacific hereafter authorized which rank junior to the Union Pacific preferred stock as to dividends or upon liquidation.

   Dividends. Holders of Union Pacific preferred stock will be entitled to receive, when, as and if declared by Union Pacific's board of directors out of funds of Union Pacific legally available therefor, cash dividends payable on such dates in March, June, September and December of each year and at such rates per share per annum as established at the time Union Pacific preferred stock is issued. The applicable record dates regarding the payment of dividends will be established at the time Union Pacific preferred stock is issued. The holders of Union Pacific preferred stock will be entitled to such cash dividends before any dividends on any class of stock junior in rank to Union Pacific preferred stock shall be declared or paid or set apart for payment. Whenever dividends shall not have been so paid or declared or set apart for payment upon all shares of each series of Union Pacific preferred stock, such dividends shall be cumulative and shall be paid, or declared and set apart for payment, before any dividends can be declared or paid on any class or classes of stock of Union Pacific junior in rank to the Union Pacific preferred stock. Any such accumulations of dividends on Union Pacific preferred stock shall not bear interest. The foregoing shall not apply to dividends payable in shares of any class or classes of stock junior in rank to the Union Pacific preferred stock.

   Convertibility. No series of Union Pacific preferred stock will be convertible into, or exchangeable for, shares of Union Pacific common stock, shares of Union Pacific preferred stock or any other class or classes of stock of Union Pacific or debt securities except as established at the time Union Pacific preferred stock is issued.

   Redemption and Sinking Fund. No series of Union Pacific preferred stock will be redeemable or receive the benefit of a sinking, retirement or other analogous fund except as established at the time Union Pacific preferred stock is issued.

   Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of Union Pacific, holders of any series of Union Pacific preferred stock will be entitled to receive payment of or to have set aside for payment the liquidation amount per share, if any, specified at the time Union Pacific preferred stock is issued, in each case together with any applicable accrued and unpaid dividends, before any distribution to holders of common stock or any class of stock junior in rank to the Union Pacific preferred stock. A voluntary sale, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of Union Pacific's property or assets to, or a consolidation or merger of Union Pacific with, one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of Union Pacific for purposes of this paragraph.

   Voting Rights. Except as provided below, holders of Union Pacific preferred stock shall be entitled to one vote for each share held and shall vote together with the holders of common stock as one class for the election of directors and upon all other matters which may be voted upon by shareholders of Union Pacific. Holders of Union Pacific preferred stock shall not possess cumulative voting rights in the election of directors. See "--Common Stock--Voting Rights" for a discussion of voting rights in the election of directors.

   If dividends on Union Pacific preferred stock shall be in arrears in an aggregate amount at least equal to six quarterly dividends, then the holders of all series of Union Pacific preferred stock, voting separately as one class, shall be less entitled, at the next annual meeting of the shareholders of Union Pacific or at a special meeting held in place thereof, or at a special meeting of the holders of the Union Pacific preferred stock called as provided below, to elect two directors of Union Pacific. While the holders of Union Pacific preferred stock are so entitled to elect two directors of Union Pacific, they shall not be entitled to participate with the Union Pacific common stock in the election of any other such directors. Whenever all arrearages in dividends on the Union Pacific preferred stock shall have been paid and dividends thereon for the current quarterly period shall have been paid or declared and a sum sufficient for the payment thereof set aside, then the right of the holders of the Union Pacific preferred stock to elect two directors shall cease, provided that such voting rights shall again vest in the case of any similar future arrearages in dividends.

   At any time after the right to vote for two directors shall have so vested in Union Pacific preferred stock, the secretary of Union Pacific may, and upon the written request of the holders of record of 10% or more of the shares of Union Pacific preferred stock then outstanding, shall, call a special meeting of the holders of Union Pacific preferred stock for the election of the directors to be elected by them, to be held within 30 days after such call and at the place and upon the notice provided by law and in Union Pacific's bylaws for the holding of meetings of shareholders. The secretary shall not be required to call such meeting in the case of any such request received less than 90 days before the date fixed for any annual meeting of shareholders of Union Pacific. If any such special meeting shall not be called by the secretary within 30 days after receipt of any such request, then the holders of record of 10% or more of the shares of Union Pacific preferred stock then outstanding may designate in writing one of their number to call such meeting, and the person so designated may call such meeting to be held at the place and upon the notice provided above, and for that purpose shall have access to the stock ledger of Union Pacific. No such special meeting and no adjournment thereof shall be held on a date later than 30 days before the annual meeting of the shareholders of Union Pacific or a special meeting held in place thereof next succeeding the time when the holders of the Union Pacific preferred stock become entitled to elect directors as provided above.

   If any meeting of Union Pacific's shareholders shall be held while holders of Union Pacific preferred stock are entitled to elect two directors as provided above, and if the holders of at least a majority of the shares of Union Pacific preferred stock then outstanding shall be present or represented by proxy at such meeting or any adjournment thereof, then, by vote of the holders of at least a majority of the shares of Union Pacific preferred stock present or so represented at such meeting, the then authorized number of directors of Union Pacific shall be increased by two and at such meeting the holders of the Union Pacific preferred stock shall be entitled to elect the additional directors so provided for, but such additional director so elected shall hold office beyond the annual meeting of the shareholders or a special meeting held in place thereof next succeeding the time when the holders of the Union Pacific preferred stock become entitled to elect two directors as provided above. Whenever the holders of the Union Pacific preferred stock shall be divested of special voting power as provided above, the terms of office of all persons elected as directors by the holders of the Union Pacific preferred stock as a class shall forthwith terminate, and the authorized number of directors of Union Pacific shall be reduced accordingly.

   The affirmative vote or consent of 66 2/3% of all shares of Union Pacific preferred stock outstanding shall be required before Union Pacific may:

  . create any other class or classes of stock prior in rank to the Union Pacific preferred stock, either as to dividends or upon liquidation, or increase the number of authorized shares of such class of stock; or

  . amend, alter or repeal any provisions of Union Pacific's revised articles of resolution adopted by Union Pacific's board of directors providing for the issuance of any series of Union Pacific preferred stock so as to adversely affect the preferences, rights or powers of the Union Pacific preferred stock.

   The affirmative vote or consent of at least a majority of the shares of Union Pacific preferred stock at the time outstanding shall be required for Union Pacific to:

  .  increase the authorized number of shares of Union Pacific preferred stock;

  . create or increase the authorized number of shares of any other class of stock ranking on a parity with the Union Pacific preferred stock either as to dividends or upon liquidation; or

  . sell, lease or convey all or substantially all of the property or business of Union Pacific, or voluntarily liquidate, dissolve or wind up Union Pacific, or merge or consolidate Union Pacific with any other corporation unless the resulting or surviving corporation will have after such merger or consolidation no stock either authorized or outstanding (except such stock of the corporation as may have been authorized or outstanding immediately preceding such merger or consolidation, or such stock of the resulting or surviving corporation as may be issued in exchange therefor) prior in rank either as to dividends or upon liquidation to the Union Pacific preferred stock or the stock of the resulting or surviving corporation issued in exchange therefor.

   No consent of the holders of Union Pacific preferred stock shall be required in connection with any mortgaging or other hypothecation by Union Pacific of all or any part of its property or business.

   Miscellaneous. The Union Pacific preferred stock has no preemptive rights, is not liable for further assessments or calls. Shares of Union Pacific preferred stock which have been issued and reacquired in any manner by Union Pacific shall resume the status of authorized and unissued shares of Union Pacific preferred stock and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of the Union Pacific preferred stock while there is any arrearage in dividends or sinking fund installments except as may be established at the time Union Pacific preferred stock is issued.

   Transfer Agent and Registrar. The transfer agent and registrar for each series of Union Pacific preferred stock will be established at the time Union Pacific preferred stock is issued.

                       COMPARISON OF SHAREHOLDER RIGHTS

   Union Pacific and Motor Cargo are incorporated under the laws of the State of Utah. When the offer is completed, those Motor Cargo shareholders who have elected to exchange their shares in the offer for shares of Union Pacific common stock, whose rights are currently governed by the URBCA, the articles of incorporation of Motor Cargo and the bylaws of Motor Cargo, will, upon completion of the offer, become shareholders of Union Pacific, and their rights as such will be governed by the URBCA, the Union Pacific revised articles of incorporation and the bylaws of Union Pacific. The material differences between the rights of holders of Motor Cargo common stock and the rights of holders of Union Pacific common stock, resulting from the differences in their governing documents, are summarized below.

   The following summary does not purport to be a complete statement of the rights of holders of Union Pacific common stock under applicable Utah law, the Union Pacific revised articles of incorporation and the Union Pacific bylaws or the rights of the holders of Motor Cargo common stock under applicable Utah law, the Motor Cargo articles of incorporation and the Motor Cargo bylaws, or a complete description of the specific provisions referred to herein. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the URBCA and the governing corporate instruments of Union Pacific and Motor Cargo, to which the holders of Motor Cargo common stock are referred. Copies of such governing corporate instruments of Union Pacific and Motor Cargo are available, without charge, to any person, including any beneficial owner to whom this prospectus is delivered, by following the instructions listed under "Where You Can Find More Information."

Summary of Material Differences Between the Rights of Motor Cargo Shareholders
                 and the Rights of Union Pacific Shareholders

------------------------------------------------------------------------------------------------------------
                               Motor Cargo Shareholder Rights          Union Pacific Shareholder Rights
------------------------------------------------------------------------------------------------------------
  Authorized Capital      The Motor Cargo articles of              The Union Pacific revised articles of
  Stock                   incorporation authorize the issuance     incorporation authorize the issuance of
                          of up to 100,000,000 shares of Motor     up to 500,000,000 shares of Union
                          Cargo common stock, no par value,        Pacific common stock, par value $2.50
                          and 25,000,000 shares of Motor           per share, and 20,000,000 shares of
                          Cargo preferred stock, no par value.     Union Pacific preferred stock, no par
                                                                   value.
------------------------------------------------------------------------------------------------------------
  Voting Rights           All voting rights of Motor Cargo,        The holders of common stock of Union
                          subject to any preferences or rights     Pacific shall have one vote in respect of
                          that may be granted to the holders of    each share of stock held of record on the
                          preferred stock, shall be exercised by   books of Union Pacific and shall vote
                          the holders of the common stock.         together, share for share, with the
                          Each outstanding share entitled to       holders of the preferred stock as one
                          vote shall be entitled to one vote and   class for the election of directors and
                          each fractional share shall be entitled  upon all other matters voted upon by the
                          to a corresponding fractional vote       shareholders. Directors are elected by a
                          upon each matter submitted to a vote     plurality of the votes cast by the shares
                          at a meeting of shareholders.            entitled to vote in the election at a
                          Directors are elected by a plurality of  meeting at which a quorum is present.
                          the votes cast by the shares entitled to There is no cumulative voting.
                          vote in the election at a meeting at
                          which a quorum is present. There is
                          no cumulative voting.

------------------------------------------------------------------------------------------------------------
  Classification of the   The board is not divided into classes.   The board is not divided into classes.
  Board of Directors

------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                               Motor Cargo Shareholder Rights            Union Pacific Shareholder Rights
--------------------------------------------------------------------------------------------------------------
  Number of Directors    The number of Motor Cargo directors        The number of directors of the Union
                         may not be less than three nor more        Pacific board is fixed by the bylaws, but
                         than fifteen. The board currently          may not be less than three. The board
                         consists of six directors. The number      currently consists of thirteen directors.
                         of directors may be changed by the
                         shareholders or the board of directors
                         within the specified range.

--------------------------------------------------------------------------------------------------------------
  Removal of Directors   Motor Cargo directors may be               Union Pacific directors may be removed
                         removed without cause by a majority        without cause by a vote of the holders of
                         of votes of the shareholders at a          2/3 of the shares then entitled to vote at
                         meeting called expressly for that          an election of directors or at a meeting
                         purpose. If a director is elected by a     called expressly for that purpose.
                         voting group of shareholders, only the     Notwithstanding that shareholders will
                         shareholders of that voting group may      not be entitled to accumulate votes in the
                         participate in the vote to remove the      election of directors, no one of the
                         director.                                  directors may be removed if the votes of
                                                                    a sufficient number of shares are cast
                                                                    against such director's removal which, at
                                                                    an election of the class of directors of
                                                                    which such director is a member, would
                                                                    be sufficient to elect such director.

--------------------------------------------------------------------------------------------------------------
  Filling of Board       If a vacancy occurs on the Motor           If a vacancy occurs on the Union Pacific
  Vacancies              Cargo board of directors, including a      board of directors, including a vacancy
                         vacancy resulting from an increase in      resulting from an increase in the number
                         the number of directors, such vacancy      of directors, such vacancy may be filled
                         may be filled by shareholders, the         by a vote of the board and, if the
                         board, or, if the directors remaining      directors remaining in office consist of
                         in office constitute fewer than a          fewer than a quorum of the board, a
                         quorum of the board, by the                majority of the directors then in office,
                         affirmative vote of a majority of all      though less than a quorum, may fill the
                         the directors remaining in office.         vacancy.

                         For a vacancy that was held by a
                         director elected by a voting group of
                         shareholders: (i) if one or more of the
                         other directors serving were elected
                         by the same voting group, only they
                         are entitled to vote to fill the vacancy if the vacancy is filled by the directors and (ii) only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders.

--------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                               Motor Cargo Shareholder Rights            Union Pacific Shareholder Rights
---------------------------------------------------------------------------------------------------------------
  Limitation of Director   Pursuant to the articles of             Pursuant to the revised articles of
  or Officer Liability     incorporation of Motor Cargo, no        incorporation of Union Pacific, and to
                           director or officer shall be personally the extent that the URBCA permits the
                           liable to Motor Cargo or its            limitation or elimination of the liability
                           shareholders for monetary damages       of directors, no director of Union Pacific
                           for any action taken or any failure to  shall be liable to Union Pacific or its
                           take any action as a director or        shareholders for monetary damages for
                           officer. This limitation shall not      breach of fiduciary duty as a director.
                           extend to (a) the amount of a           No amendment to or repeal of the
                           financial benefit received by the       applicable provision in the revised
                           director or officer to which he or she  articles of incorporation of Union
                           is not entitled, (b) an intentional     Pacific shall apply to or have any effect
                           infliction of harm on Motor Cargo or    on the liability or alleged liability of any
                           its shareholders, (c) a violation of    director of Union Pacific for or with
                           Section 842 of the URBCA, or (d) an     respect to any acts or omissions of such
                           intentional violation of criminal law.  director occurring prior to such amendment or repeal.

---------------------------------------------------------------------------------------------------------------
  Indemnification of       Motor Cargo may indemnify any           Union Pacific shall indemnify to the full
  Directors, Officers or   person made a party to a proceeding     extent permitted by law any person
  Employees                because the person is or was a          made or threatened to be made a party to
                           director, officer, fiduciary, agent or  any action, suit or proceeding, whether
                           employee of Motor Cargo against         criminal, civil, administrative or
                           liability incurred in the proceeding,   investigative, by reason of the fact that
                           consistent with the provisions of       such person is or was a director, officer
                           applicable law, provided, however,      or employee of Union Pacific or serves
                           that Motor Cargo shall only             or served at the request of Union Pacific
                           indemnify a person if certain           any other enterprise as a director,
                           procedures are complied with and        officer, fiduciary or employee. Such
                           certain standards are met, under the    indemnification shall include the right to
                           URBCA. Such indemnification shall       receive payment in advance of any final
                           include the right to receive payment    disposition of any expenses incurred by
                           in advance of any final disposition of  any such person in connection with any
                           any reasonable expenses incurred by     such action, suit or proceeding,
                           any such person in connection with      consistent with the provisions of the
                           any such proceeding, consistent with    URBCA.
                           the provisions of the URBCA.

---------------------------------------------------------------------------------------------------------------
  Shareholder Action by    Any action may be taken without a       Any action may be taken without a
  Written Consent          meeting and without prior notice if     meeting and without prior notice if one
                           one or more consents in writing,        or more consents in writing, setting forth
                           setting forth the action so taken, are  the action so taken, are signed by the
                           signed by the holders of outstanding    holders of outstanding shares having not
                           shares having not less than the         less than the minimum number of votes
                           minimum number of votes necessary       necessary to authorize or take the action
                           to authorize or take the action at a    at a meeting at which all shares entitled
                           meeting at which all shares entitled to to vote thereon were present and voted.
                           vote thereon were present and voted.

---------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                              Motor Cargo Shareholder Rights          Union Pacific Shareholder Rights
-----------------------------------------------------------------------------------------------------------
  Dividends                The board may authorize, and Motor    Subject to the preferential rights of the
                           Cargo may make, distributions         preferred stock, the holders of the
                           (including dividends on its           common stock shall be entitled to
                           outstanding shares) in the manner and receive, to the extent permitted by law,
                           upon the terms and conditions         such dividends as may be declared from
                           provided by law. Motor Cargo has      time to time by the Union Pacific board.
                           never distributed dividends.
                                                                 Union Pacific currently pays quarterly
                                                                 dividends of $0.20 per share on its
                                                                 common stock.

-----------------------------------------------------------------------------------------------------------
  Advance Notice Bylaw     Motor Cargo has not adopted advance   Only persons who are nominated in
  Provisions Relating to   notice bylaw provisions.              accordance with the following
  Nominations of                                                 procedures shall be eligible for election
  Directors                                                      as Union Pacific directors. Nominations
                                                                 of persons for election to the board may
                                                                 be made at any annual meeting of
                                                                 shareholders, or at any special meeting
                                                                 of shareholders called for the purpose of
                                                                 electing directors, (a) by or at the
                                                                 direction of the board or the executive
                                                                 committee or (b) by any Union Pacific
                                                                 shareholder (i) who is a shareholder of
                                                                 record on the date of the giving of notice
                                                                 and on the record date for the
                                                                 determination of shareholders entitled to
                                                                 vote at such meeting and (ii) who
                                                                 complies with the notice procedures.

                                                                 In addition to any other applicable
                                                                 requirements for a nomination to be
                                                                 made by a shareholder, such shareholder
                                                                 must have given timely notice thereof in
                                                                 proper written form to the secretary of
                                                                 Union Pacific.

-----------------------------------------------------------------------------------------------------------
  Annual Meeting           An annual meeting of Motor Cargo      An annual meeting of Union Pacific
                           shareholders shall be held each year  shareholders shall be held at such time on the date, at the time, and at the  as shall be ordered by the board or
                           place, fixed by the board of Motor    executive committee, but, unless
                           Cargo.                                otherwise ordered, shall be held at 8:30
                                                                 a.m. on the third Friday of April in each
                                                                 year.

-----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                           Motor Cargo Shareholder Rights           Union Pacific Shareholder Rights
----------------------------------------------------------------------------------------------------------
  Special Meeting      Special meetings of the Motor Cargo     Special meetings of Union Pacific
                       shareholders may be called, for any     shareholders may be called by the board,
                       purpose described in the notice of the  the executive committee, and shall be
                       meeting, by the president, or by the    called by the president at the request of
                       board of Motor Cargo, and shall be      the holder(s) of common stock
                       called by the president at the request  representing not less than 10% of all
                       of the holder(s) of common stock        outstanding votes of Union Pacific
                       representing not less than 10% of all   entitled to be cast on any issue at the
                       outstanding votes of Motor Cargo        meeting. A request by a shareholder for
                       entitled to be cast on any issue at the a special meeting must be accompanied
                       meeting.                                by a statement of purposes, prepared in
                                                               accordance with Union Pacific's bylaws.
                                                               The matters of a special meeting shall be
                                                               stated in the order therefor, and the
                                                               business transacted shall be confined to
                                                               such matters.

----------------------------------------------------------------------------------------------------------
  Shareholder Quorum   The majority of the votes entitled to   The majority of the votes entitled to be
  and Voting           be cast on the matter by the voting     cast on the matter by the voting group
  Requirements         group constitutes a quorum of that      constitutes a quorum of that voting
                       voting group for action on that         group for action on that matter.
                       matter.
                                                               If a quorum exists, action on a matter
                       If a quorum exists, action on a matter  (other than the election of directors) by a
                       (other than the election of directors)  voting group is approved if the votes
                       by a voting group is approved if the    cast within the voting group favoring the
                       votes cast within the voting group      action exceed the votes cast opposing
                       favoring the action exceed the votes    the action, unless the URBCA requires a
                       cast opposing the action, unless the    greater number.
                       URBCA requires a greater number.
                                                               If the URBCA provides for voting by a
                       If the URBCA provides for voting by     single voting group on a matter, action
                       a single voting group on a matter,      on that matter is taken when approved
                       action on that matter is taken when     by that voting group.
                       approved by that voting group.
                                                               Shares entitled to vote as a separate
                       Shares entitled to vote as a separate   voting group may take action on a matter
                       voting group may take action on a       at a meeting only if a quorum of those
                       matter at a meeting only if a quorum    shares exists with respect to that matter
                       of those shares exists with respect to
                       that matter.

----------------------------------------------------------------------------------------------------------
  Preferred Stock      The Motor Cargo board of directors,     The Union Pacific board of directors is
                       without shareholder action, may         authorized to provide for the issuance of
                       amend the articles of incorporation to  shares of preferred stock in one or more
                       establish additional terms of the       series with such designations,
                       preferred stock pursuant to and in      preferences and relative participating,
                       accordance with Section 602 of the      optional or other special rights and
                       URBCA.                                  qualifications, limitations or restrictions
                                                               thereof.

----------------------------------------------------------------------------------------------------------
  Share Repurchases    Motor Cargo may acquire its own         Union Pacific may acquire its own
                       shares and the shares so acquired       shares and the shares so acquired
                       constitute authorized but unissued      constitute authorized but unissued
                       shares.                                 shares.

----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                          Motor Cargo Shareholder Rights       Union Pacific Shareholder Rights
-----------------------------------------------------------------------------------------------------
  Business Combinations   Motor Cargo has not adopted a   In addition to any affirmative vote
  with Interested         business combination provision. required by law or Union Pacific's
  Shareholders                                            revised articles of incorporation or
                                                          bylaws, a business combination shall
                                                          require the affirmative vote of not less
                                                          than a majority of the votes entitled to be
                                                          cast by the holders of all the then
                                                          outstanding shares of voting stock,
                                                          voting together as a single class,
                                                          excluding voting stock beneficially
                                                          owned by any "interested shareholder."
                                                          An "interested shareholder" is any entity
                                                          that beneficially owns, or beneficially
                                                          owned within 2 years, 10% or more of
                                                          the voting power of Union Pacific's
                                                          capital stock.

                                                          The above shall not be applicable to any
                                                          particular business combination, and
                                                          such business combination shall require
                                                          only such affirmative vote, if any, as is
                                                          required by law or by any other
                                                          provision of Union Pacific's revised
                                                          articles of incorporation or bylaws, or
                                                          any agreement with any national
                                                          securities exchange, if all of the
                                                          conditions specified in either of the
                                                          following paragraphs (1) or (2) are met
                                                          or, in the case of a business combination
                                                          not involving the payment of
                                                          consideration to all holders of Union
                                                          Pacific's outstanding capital stock, if the
                                                          condition specified in the following
                                                          paragraph (1) is met.

                                                          (1) The business combination shall
                                                              have been approved by a majority
                                                              (whether such approval is made
                                                              prior to or subsequent to the
                                                              acquisition of beneficial ownership
                                                              of the voting stock that caused the
                                                              interested shareholder to become an
                                                              interested shareholder) of the
                                                              continuing directors; and
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                          Motor Cargo Shareholder Rights      Union Pacific Shareholder Rights
-----------------------------------------------------------------------------------------------------
  Business Combinations                                  (2)  all of the following conditions shall
  with Interested                                             have been met:
  Shareholders
                                                         .     the aggregate amount of cash and
                                                              the fair market value of any other
                                                              consideration to be received by
                                                              holders of common stock in such
                                                              business combination shall be at
                                                              least equal to the highest amount
                                                              determined under clauses (i) and
                                                              (ii) below:

                                                               (i)(if applicable) the highest
                                                                  per share price paid by the
                                                                  interested shareholder for
                                                                  any share of common stock
                                                                  in connection with the
                                                                  acquisition by the interested
                                                                  shareholder of shares of
                                                                  common stock (x) within the
                                                                  two-year period immediately
                                                                  prior to the announcement of
                                                                  the proposed business
                                                                  combination or (y) in the
                                                                  transaction in which it
                                                                  became an interested
                                                                  shareholder, whichever is
                                                                  higher; and

                                                              (ii)the fair market value per
                                                                  share of common stock on
                                                                  the announcement date or on
                                                                  the date on which the
                                                                  interested shareholder
                                                                  became an interested
                                                                  shareholder, whichever is
                                                                  higher;

                                                         .    the aggregate amount of cash and
                                                              the fair market value of any other
                                                              consideration to be received by
                                                              holders of shares of any
                                                              outstanding capital stock other
                                                              than common stock shall be at
                                                              least equal to the highest amount
                                                              determined under clause similar
                                                              to (i) and (ii) above and the
                                                              following clause: (if applicable)
                                                              the highest preferential amount
                                                              per share to which the holders of
                                                              shares of such capital stock
-----------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                          Motor Cargo Shareholder Rights       Union Pacific Shareholder Rights
------------------------------------------------------------------------------------------------------
  Business Combinations                                       would be entitled in the event of
  with Interested                                             any voluntary or involuntary
  Shareholders                                                liquidation, dissolution or
                                                              winding up of the affairs of
                                                              Union Pacific regardless of
                                                              whether the business
                                                              combination to be consummated
                                                              constitutes such an event;

                                                         .    the consideration to be received
                                                              by holders of a particular class or
                                                              series of outstanding capital
                                                              stock shall be in cash or in the
                                                              same form as previously has
                                                              been paid by or on behalf of the
                                                              interested shareholder in
                                                              connection with its acquisition of
                                                              shares of such class or series of
                                                              capital stock;

                                                         .     after the determination date and
                                                              prior to the consummation of
                                                              such business combination:

                                                              (i)except as approved by a
                                                                 majority of the continuing
                                                                 directors, there shall have
                                                                 been no failure to declare
                                                                 and pay at the regular date
                                                                 any full quarterly dividends
                                                                 payable in accordance with
                                                                 the terms of any outstanding
                                                                 capital stock;

                                                              (ii)there shall have been no
                                                                  reduction in the annual rate
                                                                  of dividends paid on the
                                                                  common stock, except as
                                                                  approved by a majority of
                                                                  the continuing directors;

                                                              (iii)there shall have been an
                                                                   increase in the annual rate of
                                                                   dividends paid on the
                                                                   common stock as necessary
                                                                   to reflect any change that has
                                                                   the effect of reducing the
                                                                   number of outstanding
                                                                   shares of common stock,
                                                                   unless the failure to increase
                                                                   such annual rate is approved
                                                                   by a majority of the
                                                                   continuing directors; and
------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                            Motor Cargo Shareholder Rights          Union Pacific Shareholder Rights
----------------------------------------------------------------------------------------------------------
                                                                    (iv)such interested shareholder
                                                                        shall not have become the
                                                                        beneficial owner of any
                                                                        additional shares of capital
                                                                        stock except as part of the
                                                                        transaction that results in
                                                                        such interested shareholder
                                                                        becoming an interested
                                                                        shareholder and except in a
                                                                        transaction that, after giving
                                                                        effect thereto, would not
                                                                        result in any increase in the
                                                                        interested shareholder's
                                                                        percentage of beneficial
                                                                        ownership of any capital
                                                                        stock;

                                                               .    after the determination date, such
                                                                    interested shareholder shall not
                                                                    have received the benefit of any
                                                                    loans, advances, guarantees,
                                                                    pledges or other financial
                                                                    assistance or any tax credits or
                                                                    other tax advantages provided by
                                                                    Union Pacific;

                                                               .    a proxy statement describing the
                                                                    proposed business combination
                                                                    and complying with the
                                                                    requirements of the Exchange
                                                                    Act and the rules and regulations
                                                                    thereunder shall be mailed to all
                                                                    shareholders of Union Pacific at
                                                                    least 30 days prior to the
                                                                    consummation of such business
                                                                    combination, containing certain
                                                                    required information; and

                                                               .    such interested shareholder shall
                                                                    not have made any major change
                                                                    in Union Pacific's business or
                                                                    equity capital structure without
                                                                    the approval of a majority of the
                                                                    continuing directors.
----------------------------------------------------------------------------------------------------------
  Amendment of Charter   Under the URBCA, the Motor Cargo      Under the URBCA, the Union Pacific
                         board may adopt certain amendments    board may adopt certain amendments
                         without shareholder approval and      without shareholder approval and other
                         other amendments must be submitted    amendments must be submitted to
                         to shareholders for approval, through shareholders for approval, through a
                         a recommendation of the board.        recommendation of the board.
----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                           Motor Cargo Shareholder Rights         Union Pacific Shareholder Rights
-------------------------------------------------------------------------------------------------------
  Amendment to Bylaws   Motor Cargo's board may amend the     Union Pacific's bylaws may be altered,
                        bylaws, except to the extent the      amended or repealed at a meeting of the
                        bylaws and URBCA reserve such         shareholders by a majority vote of those
                        power exclusively to the shareholders present in person or by proxy or at any
                        in whole or in part. The board may    meeting of the board of by a majority
                        not adopt, amend, or repeal a bylaw   vote of the directors then in office. The
                        that fixes a shareholder quorum or    board may not adopt, amend, or repeal a
                        voting requirement that is greater    bylaw that fixes a shareholder quorum or
                        than required by the URBCA.           voting requirement that is greater than
                                                              required by the URBCA.
                        Motor Cargo's shareholders may
                        amend or repeal the bylaws of Motor
                        Cargo even though the bylaws may
                        also be amended or repealed by the
                        board of directors.
-------------------------------------------------------------------------------------------------------

                                 LEGAL MATTERS

   The validity of the Union Pacific common stock offered hereby will be passed upon for Union Pacific by James J. Theisen, Esq., Senior Corporate Counsel of Union Pacific. Mr. Theisen beneficially owns or has rights to acquire an aggregate of less than 0.1% of Union Pacific's common stock. Certain tax consequences of the offer and the merger are being passed on by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

   The consolidated financial statements and the related consolidated financial statement schedule of Union Pacific Corporation and its subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, incorporated in this prospectus by reference from Union Pacific Corporation's Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of Motor Cargo Industries, Inc. and its subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, included in this prospectus have been audited by Grant Thornton LLP, independent auditors, as stated in their report, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   Union Pacific and Motor Cargo file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

               Public Reference Room         Midwest Regional Office
                 450 Fifth Street, N.W.      500 West Madison Street
                     Room 1024                      Suite 1400
               Washington, D.C. 20549      Chicago, Illinois 60661-2511

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

   The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like Union Pacific and Motor Cargo, who file electronically with the SEC. The address of that site is http://www.sec.gov.

   You can also inspect reports, proxy statements and other information about Union Pacific at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   We filed a registration statement on Form S-4 to register with the SEC the sale of the shares of Union Pacific common stock to be issued pursuant to the offer. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. In addition, we also filed with the SEC a statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act to furnish certain information about the offer. You may obtain copies of the Form S-4 and the Schedule TO (and any amendments to those documents) in the manner described above.

   The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Union Pacific and Motor Cargo have previously filed with the SEC. These documents contain important information about Union Pacific and Motor Cargo and their financial condition.

   The following documents listed below that Union Pacific and Motor Cargo have previously filed with the SEC are incorporated by reference:

      Union Pacific SEC Filings          Period
      -------------------------          ------
      Quarterly Report on Form 10-Q..... Quarter ended September 30, 2001
      Current Report on Form 8-K........ Dated October 18, 2001
      Current Report on Form 8-K........ Dated October 16, 2001
      Current Report on Form 8-K........ Dated July 19, 2001
      Quarterly Report on Form 10-Q..... Quarter ended June 30, 2001
      Current Report on Form 8-K........ Dated April 26, 2001
      Quarterly Report on Form 10-Q..... Quarter ended March 31, 2001
      Current Report on Form 8-K........ Dated March 8, 2001
      Proxy Statement................... Filed on March 8, 2001
      Current Report on Form 8-K........ Dated January 18, 2001
      Annual Report on Form 10-K........ Year ended December 31, 2000

      Motor Cargo SEC Filings            Period
      -----------------------            ------
      Current Report on Form 8-K........ Dated October 16, 2001
      Quarterly Report on Form 10-Q..... Quarter ended September 30, 2001
      Quarterly Report on Form 10-Q..... Quarter ended June 30, 2001
      Quarterly Report on Form 10-Q..... Quarter ended March 31, 2001
      Proxy Statement................... Filed on April 26, 2001
      Annual Report on Form 10-K........ Year ended December 31, 2000

   All documents filed by Union Pacific pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the date that shares are accepted for exchange pursuant to our offer (or the date that our offer is terminated) shall also be deemed to be incorporated herein by reference.

   Documents incorporated by reference are available from us without charge upon request to our information agent, Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, New York 10022, collect at (212) 754-8000 or toll-free at
(800) 654-2468 if you represent a bank or a brokerage firm or (800) 607-0888 if you are a shareholder. In order to ensure timely delivery, any request should have been submitted no later than November 22, 2001. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

   We have not authorized anyone to give any information or make any representation about our offer that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                   INDEX TO MOTOR CARGO FINANCIAL STATEMENTS

                                                                                                Page
                                                                                                ----
DECEMBER 31, 2000, 1999 AND 1998
   Report of Independent Certified Public Accountants..........................................  F-2
   Consolidated Balance Sheets as of December 31, 2000 and 1999................................  F-3
   Consolidated Statements of Earnings for the Years Ended December 31, 2000, 1999 and 1998....  F-4
   Consolidated Statement of Shareholders' Equity for the Years Ended
     December 31, 2000, 1999 and 1998..........................................................  F-5
   Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 1999 and 1998..  F-6
   Notes to Consolidated Financial Statements..................................................  F-7

SEPTEMBER 30, 2001 AND 2000
   Consolidated Balance Sheets as of September 30, 2001 (Unaudited) and December 31, 2000
     (Audited)................................................................................. F-18
   Consolidated Statements of Earnings for the Three and Nine Months Ended September 30, 2001
     and 2000.................................................................................. F-19
   Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2001 and 2000. F-20
   Notes to Interim Consolidated Financial Statements.......................................... F-21

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Motor Cargo Industries, Inc. and Subsidiaries

   We have audited the accompanying consolidated balance sheets of Motor Cargo Industries, Inc. and Subsidiaries (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Motor Cargo Industries, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                          /S/  GRANT THORNTON LLP

Salt Lake City, Utah
January 25, 2001

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                 December 31,
                                                                           ------------------------
                                                                               2000        1999
                                                                           ------------ -----------
                                 ASSETS
Current assets
   Cash and cash equivalents (Note E)..................................... $  7,033,681 $ 5,508,809
   Receivables (Notes B, E and L).........................................   18,124,930  16,570,062
   Prepaid expenses.......................................................    2,112,198   2,720,084
   Supplies inventory (Note E)............................................      637,289     568,430
   Deferred income taxes (Note G).........................................    1,734,000   1,723,000
                                                                           ------------ -----------
       Total current assets...............................................   29,642,098  27,090,385
Property and equipment, at cost (Notes C, F and L)........................  106,185,662  99,459,949
   Less accumulated depreciation and amortization.........................   51,851,119  46,644,471
                                                                           ------------ -----------
                                                                             54,334,543  52,815,478
Other assets
   Advances for purchase of real property (Note L)........................      787,695          --
   Other, net.............................................................      600,552     664,321
                                                                           ------------ -----------
                                                                              1,388,247     664,321
                                                                           ------------ -----------
                                                                           $ 85,364,888 $80,570,184
                                                                           ============ ===========

                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term obligations (Note F)................... $    119,152 $   109,151
   Accounts payable.......................................................    2,854,290   3,361,660
   Accrued liabilities (Note N)...........................................    7,477,843   6,323,095
   Accrued claims (Note O)................................................    1,440,438   1,727,391
   Income taxes payable...................................................      435,366     119,931
                                                                           ------------ -----------
   Total current liabilities..............................................   12,327,089  11,641,228
Long-term obligations, less current maturities (Notes E and F)............    8,015,125   8,020,523
Deferred income taxes (Note G)............................................    7,522,000   7,267,000
Commitments and contingencies (Notes D, E, F, H, I, K, and L).............           --          --
Shareholders' equity (Notes F, I and M) Preferred stock, no par value;
  Authorized--25,000,000 shares--none issued..............................           --          --
   Common stock, no par value; Authorized--100,000,000 shares--issued and
     outstanding 6,474,140 shares in 2000 and 6,925,040 shares in 1999....    9,288,785  11,849,600
   Retained earnings......................................................   48,211,889  41,791,833
                                                                           ------------ -----------
                                                                             57,500,674  53,641,433
                                                                           ------------ -----------
                                                                           $ 85,364,888 $80,570,184
                                                                           ============ ===========

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                            YEAR ENDED DECEMBER 31,

                                                 2000          1999          1998
                                             ------------  ------------  ------------
Operating revenues.......................... $131,111,694  $125,309,633  $114,724,798
Operating expenses
   Salaries, wages and benefits.............   65,165,617    59,502,114    51,746,567
   Operating supplies and expenses..........   21,811,961    20,341,773    15,973,557
   Purchased transportation.................   11,870,030    15,580,049    17,975,515
   Operating taxes and licenses.............    5,047,912     4,730,417     3,884,923
   Insurance and claims.....................    3,381,287     3,826,130     3,651,217
   Depreciation and amortization............    8,772,064     8,822,260     7,927,663
   Communications and utilities.............    2,175,548     2,022,974     1,923,707
   Building and equipment rents.............    3,423,529     3,043,136     2,365,006
   Gain on sale of equipment................     (206,060)     (241,084)     (103,110)
                                             ------------  ------------  ------------
       Total operating expenses.............  121,441,888   117,627,769   105,345,045
                                             ------------  ------------  ------------
       Operating income.....................    9,669,806     7,681,864     9,379,753
Other income (expense)
   Interest expense.........................     (157,880)     (138,810)     (153,673)
   Other, net (Note L)......................      988,130       110,029       222,781
                                             ------------  ------------  ------------
                                                  830,250       (28,781)       69,108
                                             ------------  ------------  ------------
       Earnings before income taxes.........   10,500,056     7,653,083     9,448,861
Income taxes (Note G).......................    4,080,000     3,000,000     3,660,000
                                             ------------  ------------  ------------
       Net earnings......................... $  6,420,056  $  4,653,083  $  5,788,861
                                             ============  ============  ============
Earnings per common share--basic............ $       0.95  $       0.67  $       0.83
                                             ============  ============  ============
Weighted-average shares outstanding--basic..    6,734,734     6,938,365     6,987,820
                                             ============  ============  ============
Earnings per common share--diluted.......... $       0.95  $       0.67  $       0.83
                                             ============  ============  ============
Weighted-average shares outstanding--diluted    6,738,766     6,940,656     6,991,820
                                             ============  ============  ============


       The accompanying notes are an integral part of these statements.

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                 YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                               Preferred Stock       Common Stock
                                               ---------------- ----------------------
                                                Number           Number                  Retained
                                               of shares Amount of shares    Amount      earnings      Total
                                               --------- ------ ---------  -----------  ----------- -----------
Balance, January 1, 1998......................    --      $--   6,990,000  $12,101,298  $31,349,889 $43,451,187
Vesting of 5,000 shares pursuant to Restricted
  Stock Agreement (Note M)....................    --       --          --       60,625           --      60,625
Cashless repurchase of shares for income tax
  withholding (Note M)........................    --       --      (2,180)     (26,433)          --     (26,433)
Net earnings for the year.....................    --       --          --           --    5,788,861   5,788,861
                                                  --      ---   ---------  -----------  ----------- -----------
Balance, December 31, 1998....................    --       --   6,987,820   12,135,490   37,138,750  49,274,240
Vesting of 5,000 shares pursuant to Restricted
  Stock Agreement (Note M)....................    --       --          --       40,000           --      40,000
Cashless repurchase of shares for income tax
  withholding (Note M)........................    --       --      (2,180)     (17,440)          --     (17,440)
Repurchase of shares (Note M).................    --       --     (60,600)    (308,450)          --    (308,450)
Net earnings for the year.....................    --       --          --           --    4,653,083   4,653,083
                                                  --      ---   ---------  -----------  ----------- -----------
Balance, December 31, 1999....................    --       --   6,925,040   11,849,600   41,791,833  53,641,433
Vesting of 5,000 shares pursuant to Restricted
  Stock Agreement (Note M)....................    --       --          --       23,750           --      23,750
Repurchase of shares (Note M).................    --       --    (450,900)  (2,584,565)          --  (2,584,565)
Net earnings for the year.....................    --       --          --           --    6,420,056   6,420,056
                                                  --      ---   ---------  -----------  ----------- -----------
Balance, December 31, 2000....................    --      $--   6,474,140  $ 9,288,785  $48,211,889 $57,500,674
                                                  ==      ===   =========  ===========  =========== ===========



        The accompanying notes are an integral part of this statement.

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            YEAR ENDED DECEMBER 31,

                                                                    2000          1999          1998
                                                                ------------  ------------  ------------
Increase (decrease) in cash and cash equivalents

Cash Flows From Operating Activities
       Net earnings............................................ $  6,420,056  $  4,653,083  $  5,788,861
                                                                ------------  ------------  ------------
Adjustments to reconcile net earnings to net cash provided by operating activities
   Depreciation and amortization...............................    8,772,064     8,822,260     7,927,663
   Provision for losses on receivables.........................      314,000       282,100       217,500
   Gain on disposition of property and equipment...............   (1,345,307)     (241,084)     (103,110)
   Amortization of unrecognized pension obligation.............        5,790         5,790         5,790
   Provision for claims........................................    2,150,171     2,635,771     4,703,340
   Deferred income taxes.......................................      244,000      (346,000)      942,000
   Charge associated with stock issuance to an officer.........       23,750        40,000        60,625
   Changes in assets and liabilities...........................
   Receivables.................................................     (365,301)   (2,669,188)   (1,228,754)
   Prepaid expenses............................................      607,886       (89,668)     (220,892)
   Supplies inventory..........................................      (68,859)     (108,719)       43,787
   Other assets................................................       52,100      (179,789)      (52,044)
   Accounts payable............................................     (507,370)      403,289       939,194
   Accrued liabilities and claims..............................   (1,282,376)   (2,285,240)   (6,535,214)
   Income taxes................................................      315,435       742,579        60,385
                                                                ------------  ------------  ------------
       Total adjustments.......................................    8,915,983     7,012,101     6,760,270
                                                                ------------  ------------  ------------
       Net cash provided by operating activities...............   15,336,039    11,665,184    12,549,131
                                                                ------------  ------------  ------------

Cash Flows From Investing Activities
   Purchase of property and equipment..........................  (12,180,324)  (16,764,220)  (13,720,140)
   Proceeds from disposition of property and equipment.........    3,240,381       761,809     1,160,558
   Advances for purchase of real property......................   (2,291,262)           --            --
                                                                ------------  ------------  ------------
       Net cash used in investing activities...................  (11,231,205)  (16,002,411)  (12,559,582)
                                                                ------------  ------------  ------------
Cash flows from financing activities
   Repurchase of common stock..................................   (2,584,565)     (308,450)           --
   Proceeds from issuance of long-term obligations.............      113,755     2,742,822            --
   Principal payments on long-term obligations.................     (109,152)     (102,990)   (1,091,597)
                                                                ------------  ------------  ------------
       Net cash provided by (used in) financing activities.....   (2,579,962)    2,331,382    (1,091,597)
                                                                ------------  ------------  ------------
Net increase (decrease) in cash and cash equivalents...........    1,524,872    (2,005,845)   (1,102,048)
Cash and cash equivalents at beginning of year.................    5,508,809     7,514,654     8,616,702
                                                                ------------  ------------  ------------
Cash and cash equivalents at end of year....................... $  7,033,681  $  5,508,809  $  7,514,654
                                                                ============  ============  ============

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for..................................
   Interest.................................................... $    158,677  $    137,953  $    154,751
   Income taxes................................................    3,425,000     2,593,128     2,537,933

Noncash Investing And Financing Activities

   During 2000, in connection with the 5,000 shares issued per the restricted stock agreement, the Company recognized compensation expense of $23,750.

   During 1999, in connection with the 5,000 shares issued per the restricted stock agreement, the Company recognized compensation expense of $40,000 and redeemed 2,180 shares valued at $17,440 as tax withholdings.

   During 1998, in connection with the 5,000 shares issued per the restricted stock agreement, the Company recognized compensation expense of $60,625 and redeemed 2,180 shares valued at $26,433 as tax withholdings.

       The accompanying notes are an integral part of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A--Summary Of Significant Accounting Policies

   A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1.  Business Activity

   The Company is a regional less-than-truckload carrier that provides transportation and logistics services to shippers within its core service region.

2.  Principles Of Consolidation

   The consolidated financial statements include the accounts of Motor Cargo Industries, Inc. (MCI) and its wholly-owned subsidiary, Motor Cargo and its wholly-owned subsidiaries, MC Leasing, Inc., MC Distribution Services, Inc. and ICC, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

3.  Financial Statement Presentation

   In preparing the Company's financial statements, in accordance with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Significant estimates include accrued claims and allowance for doubtful accounts.

4.  Cash Equivalents

   The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

5.  Supplies Inventory

   Supplies inventory consists primarily of fuel and equipment parts and is stated at the lower of cost (first-in, first-out method) or market.

6.  Depreciation and Amortization

   Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the assets. Accelerated methods of depreciation of property and equipment are used for income tax purposes.

   Leasehold improvements are amortized over the lesser of the useful life of the asset or term of the lease.

   Maintenance, repairs, and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in earnings.

7.  Income Taxes

   The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statement and tax bases of assets and liabilities as measured by the currently enacted tax rates in effect for the years in which these differences are expected to reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities.

8.  Insurance Coverage and Accrued Claims

   The Company is self-insured for health costs, cargo damage claims, and automobile and general liability claims up to $70,000, $100,000 and $250,000, respectively, per single occurrence. The Company also maintains workers' compensation insurance, with no deductible except for the state of Nevada, which deductible is $250,000 per occurrence.

   The Company estimates and accrues a liability for its share of final settlements using all available information including the services of a third-party insurance risk claims administrator to assist in establishing reserve levels for each occurrence based on the facts and circumstances of the incident coupled with the Company's history of such claims. The Company accrues for workers' compensation and automobile liabilities when reported, usually the same day as the occurrence. Additionally, the Company accrues an estimated liability for incurred but not reported claims. Expense depends upon actual loss experience and changes in estimates of settlement amounts for open claims which have not been fully resolved. The Company provides for adverse loss developments in the period when new information becomes available.

9.  Revenue Recognition

   Freight charges are generally recognized as revenue in the period when the shipment is complete or the services are rendered. Revenue from in-transit freight is recognized on a percentage-of-completion basis, based on the average transit time for that period. Expenses associated with the operating revenue are recognized when incurred.

10.  Prepaid Tires

   The Company capitalizes tires purchased with new equipment and depreciates them over the estimated useful life of the equipment (5-10 years). Replacement tires are expensed upon placement into service.

11.  Earnings Per Share

   The Company follows the provisions of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No. 128). SFAS No. 128 requires the presentation of basic and diluted EPS. Basic EPS are calculated by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding during each period. Diluted EPS are similarly calculated, except that the weighted-average number of common shares outstanding includes common shares that may be issued subject to existing rights with dilutive potential.

12.  Fair Value of Financial Instruments

   The fair value of the Company's cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate carrying value due to the short-term maturity of the instruments. The fair value of long-term obligations approximate carrying value based on their effective interest rates compared to current market prices.

13.  Certain Reclassifications

   Certain nonmaterial reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

Note B--Receivables

   Receivables consist of the following:

                                                   2000         1999
                                                -----------  -----------
Trade receivables.............................. $16,441,275  $17,004,970
Advances for purchase of real property (Note L)   1,503,567           --
Other receivables..............................     719,791      210,707
                                                -----------  -----------
                                                 18,664,633   17,215,677
Allowance for doubtful accounts................    (539,703)    (645,615)
                                                -----------  -----------
                                                $18,124,930  $16,570,062
                                                ===========  ===========

   The history of the allowance for doubtful accounts is as follows:

                             2000       1999       1998
                           ---------  ---------  ---------
Balance, beginning of year $ 645,615  $ 641,264  $ 572,801
Provisions for losses.....   314,000    282,100    217,500
Writeoffs, net............  (419,912)  (277,749)  (149,037)
                           ---------  ---------  ---------
Balance, end of year...... $ 539,703  $ 645,615  $ 641,264
                           =========  =========  =========

Note C--Property and Equipment

   Cost of property and equipment and estimated useful lives are as follows:

                                      2000        1999         Years
                                  ------------ ----------- -------------
Land............................. $  6,430,385 $ 7,130,385      --
Buildings........................   17,599,772  18,492,100     20-45
Revenue equipment................   57,549,237  56,850,948     5-10
Service cars and equipment.......      727,155     697,909     3-10
Shop and garage equipment........      282,030     264,075     3-10
Office furniture and fixtures....    2,831,581   2,670,329     3-10
Other property and equipment.....   10,731,472   9,904,137     3-10
Leasehold improvements...........    4,088,859   3,450,066 Life of lease
Construction in progress (Note L)    5,945,171          --      --
                                  ------------ -----------
                                  $106,185,662 $99,459,949
                                  ============ ===========

Note D--Leases

   The Company leases buildings and revenue equipment under operating lease agreements. The following is a schedule of future minimum lease payments under operating leases at December 31, 2000:

Year ending December 31,          Buildings  Equipment  Total Leases
------------------------         ----------- ---------- ------------
2001............................ $ 1,867,800 $1,663,958 $ 3,531,758
2002............................   1,198,525  1,470,307   2,668,832
2003............................   1,076,972  1,450,420   2,527,392
2004............................   1,013,926  1,154,301   2,168,227
2005............................     955,615  1,137,271   2,092,886
Thereafter......................   5,624,692  1,533,516   7,158,208
                                 ----------- ---------- -----------
   Total minimum lease payments. $11,737,530 $8,409,773 $20,147,303
                                 =========== ========== ===========

   The leases generally provide that property taxes, insurance, and maintenance expenses are obligations of the Company. It is expected that in the normal course of business, operating leases that expire will be renewed or replaced by leases on other properties or equipment. The total rent expense for the years ended December 31, 2000, 1999, and 1998, was approximately $4,270,000, $3,043,000 and $2,365,000, respectively.

Note E--Revolving Bank Loan

   The Company has a revolving bank loan. Under the loan agreement, borrowings are limited to the lesser of 70 percent of allowable trade receivables, or $5,000,000. Any outstanding amounts accrue interest at .25 percentage points below the lending institution's prime rate, and are payable monthly. No principal payments are required until maturity (April 2002) as long as the loan does not exceed the required limits. The agreement is collateralized by cash and cash equivalents, receivables, supplies inventory, and all documents, instruments, and chattel paper now owned or hereafter acquired by the Company. At December 31, 2000 and 1999, there were no draws against the loan.

   The Company has an additional line of credit with a limit of $20,000,000 as of December 31, 2000 and 1999. This line is collateralized by revenue equipment. As of December 31, 2000 and 1999, there was $6,853,577 and $6,739,822, respectively, drawn against the line (Note F).

Note F--Long-Term Obligations

   Long-term obligations consist of the following:

                                                                              2000       1999
                                                                           ---------- ----------
Prime less .25% (9.5% at December 31, 2000) note payable on a revolving loan (up to $20,000,000) to a bank, due in 2002, interest payments due monthly and unpaid balance of principal due in 2002, collateralized by revenue equipment (Note E).............................................. $6,853,577 $6,739,822

8.75-8.85% notes payable to a corporation, due in 2003, payable in monthly installments of $18,964, including interest, balloon payment of $971,258 due at maturity, collateralized by land and buildings...................  1,280,700  1,389,852
                                                                           ---------- ----------
                                                                            8,134,277  8,129,674
Less current maturities...................................................    119,152    109,151
                                                                           ---------- ----------
                                                                           $8,015,125 $8,020,523
                                                                           ========== ==========

   Maturities of long-term obligations at December 31, 2000 are as follows:

Year ending December 31,
------------------------
       2001............. $  119,152
       2002.............  6,983,647
       2003.............  1,031,478
       Thereafter.......         --
                         ----------
                         $8,134,277
                         ==========

   The revolving bank loan agreements contain various restrictive covenants including provisions relating to the maintenance of net worth, earnings to debt ratio, and liability insurance coverage. As of December 31, 2000, the Company was in compliance with all covenants under the revolving bank loan agreements.

Note G--Income Taxes

   Income tax expense consists of the following:

                                                2000       1999        1998
                                             ---------- ----------  ----------
Current.....................................
   Federal.................................. $3,203,871 $2,825,541  $2,280,862
   State....................................    632,129    520,459     437,138
                                             ---------- ----------  ----------
                                              3,836,000  3,346,000   2,718,000
                                             ---------- ----------  ----------
Deferred....................................
   Federal..................................    202,856   (287,744)    781,860
   State....................................     41,144    (58,256)    160,140
                                             ---------- ----------  ----------
                                                244,000   (346,000)    942,000
                                             ---------- ----------  ----------
                                             $4,080,000 $3,000,000  $3,660,000
                                             ========== ==========  ==========

   The income tax provision reconciled to the tax computed at the federal statutory rate of 34 percent is as follows:

                                                  2000       1999       1998
                                               ---------- ---------- ----------
Federal income taxes at statutory rate........ $3,570,000 $2,602,000 $3,212,000
State income taxes, net of federal tax benefit    452,000    332,000    392,000
All other.....................................     58,000     66,000     56,000
                                               ---------- ---------- ----------
                                               $4,080,000 $3,000,000 $3,660,000
                                               ========== ========== ==========

   Deferred tax assets and liabilities consist of the following:

                                                        2000         1999
                                                     -----------  -----------
Current deferred tax assets
   Allowance for doubtful accounts.................. $   206,000  $   247,000
   Vacation accrual.................................     640,000      572,000
   Accrued claims...................................     582,000      609,000
   Deferred revenue.................................     306,000      295,000
                                                     -----------  -----------
Net current deferred tax asset...................... $ 1,734,000  $ 1,723,000
                                                     ===========  ===========
Long-term deferred tax assets (liabilities).........
   Unfunded pension................................. $        --  $   (35,000)
   Accrued compensation.............................     203,000      111,000
   Equipment temporary differences..................  (7,725,000)  (7,343,000)
                                                     -----------  -----------
Net long-term deferred tax liability................ $(7,522,000) $(7,267,000)
                                                     ===========  ===========

   The Company's deferred tax assets result from temporary timing differences between financial and tax reporting standards. For accrued expenses, the deferred tax assets are expected to reverse in the period the Company pays the expenses. For the allowance for doubtful accounts, the deferred tax asset reverses when the accounts are written off. Finally, the deferred tax asset for deferred revenue reverses when the Company recognizes the revenue for financial reporting purposes. Considering the Company's history of positive earnings, no valuation allowance against the deferred tax assets is considered necessary.

Note H--Employee Benefit Plans

1.  Pension Plan

   The Company participates in a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and hours of service in the current year. A participant is fully vested after five years. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected benefits to be earned in the future. Information pertaining to the activity in the plan is as follows:

                                                            Pension Benefits
                                                   ----------------------------------
                                                      2000        1999        1998
                                                   ----------  ----------  ----------
Change in benefit obligation......................
   Benefit obligation at beginning of year........ $5,689,892  $5,449,623  $4,413,501
   Service cost...................................    321,147     407,540     268,884
   Interest cost..................................    419,407     348,756     346,433
   Actuarial loss (gain)..........................   (366,697)   (347,746)    586,993
   Benefits paid..................................   (195,598)   (168,281)   (166,188)
                                                   ----------  ----------  ----------
   Benefit obligation at end of year.............. $5,868,151  $5,689,892  $5,449,623
                                                   ==========  ==========  ==========
Change in plan assets.............................
   Fair value of plan assets at beginning of year. $6,236,581  $5,328,226  $4,929,225
   Actual return on plan assets...................   (337,970)    837,636     440,189
   Employer contribution..........................    328,000     239,000     125,000
   Benefits paid..................................   (195,598)   (168,281)   (166,188)
                                                   ----------  ----------  ----------
   Fair value of plan assets at end of year....... $6,031,013  $6,236,581  $5,328,226
                                                   ==========  ==========  ==========
Funded status.....................................
   Plan assets over (under) benefit obligation.... $  162,862  $  546,669  $ (121,397)
   Unrecognized net actuarial gain................   (393,798)   (950,210)   (206,611)
   Unrecognized net transition amount.............     52,281      58,071      63,861
                                                   ----------  ----------  ----------
   Accrued pension cost........................... $ (178,655) $ (345,470) $ (264,147)
                                                   ==========  ==========  ==========

   The components of net periodic pension cost are as follows:

                                                  2000       1999       1998
                                                ---------  ---------  ---------
   Service cost................................ $ 321,147  $ 407,540  $ 268,884
   Interest cost...............................   419,407    348,756    346,433
   Expected return on plan assets..............  (585,159)  (441,763)  (440,189)
   Amortization of prior service cost..........     5,790      5,790      4,588
                                                ---------  ---------  ---------
   Net periodic pension cost................... $ 161,185  $ 320,323  $ 179,716
                                                =========  =========  =========
Weighted-average assumptions as of December 31,
   Discount rate...............................      7.50%     7.50 %      6.50%
   Expected return on plan assets..............      8.00%     8.00 %      6.50%
   Rate of compensation increase...............        --         --         --

2.  401(k) Profit-sharing Plan

   The Company has a qualified 401(k) profit-sharing plan (the Plan) for its employees. All employees who have completed one year of service with the Company are eligible to participate in the Plan. Under the Plan, employees are allowed to make contributions of between 1 percent and 15 percent of their annual compensation. The Company matches certain percentages of employee contributions up to 6 percent of the employee's annual compensation, depending on the Company's operating ratio. All amounts contributed by a participant are fully vested at all times. A participant becomes vested over time and is fully vested in any Company matching contributions after 7 years of service. Expenses for Company contributions approximated $495,000, $421,000 and $475,000, for the years ended December 31, 2000, 1999 and 1998, respectively.

Note I--Stock Options

   In January of 1999, the Company's Board of Directors and shareholders adopted the Motor Cargo Industries, Inc. 1999 Stock Option Plan for non-employee Directors (the 1999 Option Plan). The Company reserved 100,000 shares of common stock under the 1999 Option Plan. Accordingly, the Board of Directors has approved the granting of options under the Option Plan as follows:

   Non-employee Directors have been granted options to acquire 35,000 shares of common stock. The options were granted at $7.50 per share, which was the market price of the Company's common shares on the day of grant. The options vest periodically through January 2003 and expire in 2010.

   In October 1997, the Company's Board of Directors and shareholders adopted the Motor Cargo Industries, Inc. 1997 Stock Option Plan (the 1997 Option Plan). The Company reserved 500,000 shares of common stock under the 1997 Option Plan. Accordingly, the Board of Directors has approved the granting of options under the Option Plan as follows:

   Directors, officers and key employees have been granted options to acquire 365,000 shares of common stock. The options were originally granted at $12.00 to $12.50 per share, which was the market price of the Company's common shares on the date granted. The options vest periodically through January of 2003. The options expire upon the earlier of an expiration date fixed by the committee responsible for the administering of the Plan or 10 years from the date of the grant.

   During 1999, all original stock option agreements under the 1997 Option Plan were canceled and new options were granted at an exercise price of $7.50 per share, which was the market price of the Company's common stock on the date reissued. Because of the immediate reissuance of the new options at a reduced exercise price, the reissued options are accounted for as variable stock options under APB Opinion No. 25. Variable stock options require compensation cost to be adjusted at the end of each reporting period based on the change in the intrinsic value of the variable stock options. As of December 31, 2000, no adjustment to compensation cost is necessary.

   During 2000, the Company granted an additional 41,300 options under the 1997 Option Plan. These options were granted at an exercise price of $4.69, which was the market price of the Company's common shares on the date granted. The options vest periodically through February of 2004. The options expire upon the earlier of an expiration date fixed by the committee responsible for administering the Plan or 10 years from the date of the grant.

   Changes to the Company's stock options are as follows:

                                    Exercise price  Weighted-average
                      Stock options   per share      exercise price
                      ------------- --------------- ----------------
Outstanding at
   January 1, 1998...    249,500    $         12.00      $12.00
   Granted...........     42,000              12.50       12.50
   Exercised.........         --                 --          --
   Canceled/expired..         --                 --          --
                        --------

Outstanding at
   December 31, 1998.    291,500     12.00 to 12.50       12.07
   Granted...........    400,000               7.50        7.50
   Exercised.........         --                 --          --
   Canceled/expired..   (291,500)    12.00 to 12.50       12.07
                        --------

Outstanding at
   December 31, 1999.    400,000               7.50        7.50
   Granted...........     41,300               4.69        4.69
   Exercised.........         --                 --          --
   Canceled/expired..    (85,000)      4.69 to 7.50        7.37
                        --------

Outstanding at
   December 31, 2000.    356,300      $4.69 to 7.50      $ 7.21
                        ========    ===============      ======
Exercisable at
   December 31, 2000.     79,750    $          7.50      $ 7.50
                        ========    ===============      ======

   No stock options were exercisable at December 31, 1999. 62,375 stock options were exercisable at $12.00 per share at December 31, 1998.

   Additional information about stock options outstanding and exercisable at December 31, 2000 is as follows:

Options Outstanding

                              Weighted-       Weighted-average
                 Number    average exercise remaining contractual
Exercise price outstanding      price           life (years)
-------------- ----------- ---------------- ---------------------
    $4.69         41,300        $4.69                9.1
    $7.50        315,000        $7.50                8.1
                 -------
                 356,300
                 =======


Options Exercisable

                 Number    Weighted-average
Exercise price exercisable  exercise price
-------------- ----------- ----------------
    $7.50        79,750         $7.50

Fair Market Value Of Options Granted

   The Company has adopted only the disclosure provisions of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS
123). Therefore, the Company accounts for stock based compensation under Accounting Principles Board Opinion No. 25, under which no significant compensation cost has been recognized. Had the compensation cost for the stock based compensation been determined based upon the fair value of the options at the grant date consistent with the methodology prescribed by FAS 123, the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts:

                                          2000       1999       1998
                                       ---------- ---------- ----------
Net earnings..........................
   As reported........................ $6,420,056 $4,653,083 $5,788,861
   Pro forma..........................  6,122,235  4,326,056  5,337,141
Net earnings per common share--basic..
   Net earnings....................... $     0.95 $     0.67 $     0.83
   Pro forma..........................       0.91       0.62       0.76
Net earnings per common share--diluted
   Net earnings....................... $     0.95 $     0.67 $     0.83
   Pro forma..........................       0.91       0.62       0.76

   The fair value of these options was estimated at the date of grant using the Black-Scholes American option-pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: expected volatility of 78, 79 and 67 percent; risk-free interest rate of 6.68, 5.03 and 5.65 percent; and expected life of 7.5 for each of the three years. The weighted-average fair value of options granted was $3.65, $5.79 and $8.90 in 2000, 1999 and 1998, respectively.

   Option pricing models require the input of highly sensitive assumptions, including the expected stock price volatility. Also, the Company's stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Management believes the best input assumptions available were used to value the options and that the resulting option values are reasonable.

Note J--Earnings Per Common Share

                                                               2000       1999       1998
                                                             ---------  ---------  ---------
Common shares outstanding at beginning of period............ 6,925,040  6,987,820  6,990,000
Weighted average common shares issued during the period.....        --         --         --
Weighted average common shares repurchased during the period  (190,306)   (49,455)    (2,180)
                                                             ---------  ---------  ---------
Weighted average number of common shares used in basic EPS.. 6,734,734  6,938,365  6,987,820
Dilutive effect of stock options............................     4,032      2,291      4,000
                                                             ---------  ---------  ---------
Weighted average number of common shares and dilutive
  potential common stock used in diluted EPS................ 6,738,766  6,940,656  6,991,820
                                                             =========  =========  =========

Note K--Deferred Compensation

   The Company has salary continuation agreements with certain key management employees. Under the agreements, the Company is obligated to provide for each such employee or his beneficiaries, during a period of not more than ten years after the employee's death, disability, or retirement, annual benefits ranging from $17,000 to $23,000. The Company has purchased universal life insurance policies on the lives of these participants. These insurance policies, which remain the sole property of the Company, are payable to the Company upon the death of the participant or maturity of the insurance policy.

   The Company separately contracts with the participants to pay stated benefits substantially equivalent to those received or available under the insurance policies upon retirement, death, or permanent disability. The expense incurred for the years ended December 31, 2000, 1999 and 1998, was approximately $64,000, $58,000 and $54,000, respectively.

Note L--Commitments and Contingencies

1.  Purchase of Property and Equipment

   During 2000, the Company made advances toward the purchase of property and the construction of a new terminal in Denver, Colorado. In December 2000, the Company sold a vacant terminal in Newark, California, resulting in a gain of $1,139,247, which is included in other income. To facilitate an income tax-deferred exchange relating to these two terminals, the Company placed the proceeds from the sale of the Newark, California terminal in an escrow account until the completion of construction of the Denver terminal.

   At December 31, 2000, the Company included $4,285,650 incurred on the construction of the Denver terminal in construction in progress. Funds remaining in escrow at December 31, 2000 total $2,291,262. Of these funds, $787,695 is committed under the construction contract and is included in other assets. The remaining $1,503,567 in escrow represents advanced costs in excess of the amounts committed under the construction contract that will be returned to the Company and is included in receivables.

   At December 31, 2000, the Company has outstanding purchase orders for revenue equipment totaling approximately $6,143,000.

2.  Letters of Credit

   At December 31, 2000, the Company had outstanding letters of credit totaling $1,430,000 ($1,280,000 at December 31, 1999). There were no draws against these letters of credit during any of the periods presented.

3.  Litigation

   The Company is involved in litigation arising in the normal course of business. It is not possible to state the ultimate liability, if any, in these matters. In the opinion of management, such litigation will have no material effect on the financial position and results of operations of the Company, in excess of amounts accrued.

Note M--Capital Transactions

   In October 1997, the Company's Board of Directors awarded an officer of the Company 20,000 shares of the Company's common stock. The award was made pursuant to a Restricted Stock Agreement which states that 20,000 shares of the Company's common stock will be issued in the officer's name. The Company will hold the certificates for the shares, which will be released in four installments, each consisting of 25 percent of the shares issued based on the officer's continued employment. In the event the officer voluntarily ceases his employment with the Company or the Company terminates his employment for cause, the shares not previously released will be forfeited. Termination of employment by the Company without cause, or termination due to disability or death will result in the prompt release of some or all shares not previously released, depending upon the date of the relevant event. During 2000, 1999 and 1998, 5,000 shares vested annually, resulting in compensation expense in the amount of $23,750, $40,000 and $60,625, respectively. Of the 5,000 shares vested during 1999, 2,180 shares were simultaneously redeemed by the Company. The remaining 2,820 shares were released to the officer's name. All of the 5,000 shares vested during 2000 were released to the officer's name.

   During the first quarter of 1999, the Company announced a share repurchase program. The Board of Directors of the Company authorized the repurchase of up to 700,000 shares of outstanding common stock. As of December 31, 2000, a total of 511,500 shares had been repurchased by the Company for approximately $2,893,000.

Note N--Accrued Liabilities

   Accrued liabilities consist of the following:

                                                          2000       1999
                                                       ---------- ----------
Salaries, wages, and payroll taxes.................... $3,361,440 $2,611,473
Accrued employee benefits.............................  1,471,197  1,353,340
Vacation accrual......................................  1,671,317  1,498,511
All other.............................................    973,889    859,771
                                                       ---------- ----------
                                                       $7,477,843 $6,323,095
                                                       ========== ==========

Note O--Accrued Claims

   The history of accrued claims is as follows

                                           2000         1999         1998
                                        -----------  -----------  -----------
Balance at beginning of year........... $ 1,727,391  $ 1,382,085  $ 2,956,911
Provision..............................   2,150,171    2,635,711    4,703,340
Claims.................................  (2,437,124)  (2,290,405)  (6,278,166)
                                        -----------  -----------  -----------
Balance at end of year................. $ 1,440,438  $ 1,727,391  $ 1,382,085
                                        ===========  ===========  ===========

Note P--Quarterly Financial Results (Unaudited)

   Quarterly financial results for the years ended December 31, 2000 and 1999 are as follows:

                                                                                             Earnings per     Earnings per
                                                        Operating   Operating                   common           common
2000                                                    revenues     income    Net earnings share--basic(2) share--diluted(2)
----                                                   ------------ ---------- ------------ --------------- -----------------
First quarter......................................... $ 30,382,899 $1,096,810  $  672,011       $0.10            $0.10
Second quarter........................................   31,773,871  2,674,895   1,635,128        0.24             0.24
Third quarter.........................................   34,097,502  2,789,605   1,715,278        0.26             0.26
Fourth quarter(1).....................................   34,857,422  3,108,496   2,397,639        0.37             0.37
                                                       ------------ ----------  ----------
                                                       $131,111,694 $9,669,806  $6,420,056       $0.95            $0.95
                                                       ============ ==========  ==========       =====            =====

                                                                                             Earnings per     Earnings per
                                                        Operating   Operating                   common           common
1999                                                    revenues     income    Net earnings share--basic(2) share--diluted(2)
----                                                   ------------ ---------- ------------ --------------- -----------------
First quarter......................................... $ 28,730,830 $1,192,608  $  721,206       $0.10            $0.10
Second quarter........................................   32,353,017  2,455,998   1,497,638        0.22             0.22
Third quarter.........................................   32,614,188  1,852,961   1,120,273        0.16             0.16
Fourth quarter........................................   31,611,598  2,180,297   1,313,966        0.19             0.19
                                                       ------------ ----------  ----------
                                                       $125,309,633 $7,681,864  $4,653,083       $0.67            $0.67
                                                       ============ ==========  ==========       =====            =====

--------
(1) Fourth quarter 2000 net earnings includes unusual items comprised primarily of a net gain of approximately $541,000 resulting from the sale of a terminal during that quarter.
(2) Earnings per common share is computed independently for each of the quarters presented. Therefore, due to rounding, the sum of the quarterly earnings per common share do not necessarily equal the total for the year.

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

        SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 (AUDITED)

                                                                           September 30, December 31,
                                                                               2001          2000
                                                                           ------------- ------------
                                                                            (unaudited)   (audited)
                                 ASSETS
Current assets
   Cash and cash equivalents.............................................. $  5,783,372  $  7,033,681
   Receivables, net.......................................................   18,260,110    18,124,930
   Prepaid expenses.......................................................    1,718,077     2,112,198
   Supplies inventory.....................................................      607,953       637,289
   Deferred income taxes..................................................    1,734,000     1,734,000
                                                                           ------------  ------------
       Total current assets...............................................   28,103,512    29,642,098
Property and equipment, at cost...........................................  109,858,794   106,185,662
   Less accumulated depreciation and amortization.........................   52,337,269    51,851,119
                                                                           ------------  ------------
                                                                             57,521,525    54,334,543
Other assets
   Advances for purchase of real property.................................           --       787,695
   Deferred charges.......................................................      543,878       548,271
   Other, net.............................................................       52,281        52,281
                                                                           ------------  ------------
                                                                                596,159     1,388,247
                                                                           ------------  ------------
                                                                           $ 86,221,196  $ 85,364,888
                                                                           ============  ============

                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Current maturities of long-term obligations............................ $    127,250  $    119,152
   Accounts payable.......................................................    3,435,485     2,854,290
   Accrued liabilities....................................................    8,608,672     7,477,843
   Accrued income taxes...................................................    1,810,524       435,366
   Accrued claims.........................................................    1,480,377     1,440,438
                                                                           ------------  ------------
       Total current liabilities..........................................   15,462,308    12,327,089
Long-term obligations, less current maturities............................    1,065,073     8,015,125
Deferred income taxes.....................................................    7,522,000     7,522,000
Commitments and contingencies.............................................           --            --
Shareholders' equity
   Preferred stock, no par value; Authorized--25,000,000
     shares--none issued..................................................           --            --
   Common stock, no par value; Authorized--100,000,000 shares; issued
     6,473,140 shares as of September 30, 2001 and 6,474,140 shares as of
     December 31, 2000....................................................    9,315,031     9,288,785
   Retained earnings......................................................   52,856,784    48,211,889
                                                                           ------------  ------------
                                                                             62,171,815    57,500,674
                                                                           ------------  ------------
                                                                           $ 86,221,196  $ 85,364,888
                                                                           ============  ============

       The accompanying notes are an integral part of these statements.

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                            Three Months Ended         Nine Months Ended
                                               September 30,             September 30,
                                         ------------------------  -------------------------
                                            2001         2000          2001         2000
                                         -----------  -----------  ------------  -----------
                                                (unaudited)               (unaudited)
Operating revenue....................... $36,040,782  $34,097,502  $103,744,650  $96,254,272
                                         -----------  -----------  ------------  -----------
Operating expenses
   Salaries, wages and benefits.........  18,057,408   16,922,303    53,312,237   47,893,682
   Operating supplies and expenses......   5,605,560    5,656,904    16,569,231   15,747,849
   Purchased transportation.............   3,170,857    3,000,011     8,732,073    8,849,229
   Operating taxes and licenses.........   1,363,792    1,326,113     3,886,913    3,742,780
   Insurance and claims.................   1,065,463      856,627     2,951,175    2,608,140
   Depreciation and amortization........   2,243,027    2,144,094     6,633,200    6,640,678
   Communications and utilities.........     495,637      582,729     1,581,432    1,600,776
   Building rents.......................     761,444      881,039     2,313,642    2,607,311
   Loss (gain) on sale of equipment.....     (42,688)     (61,923)        4,524     (151,790)
   Other non-recurring expense..........          --           --            --      102,596
                                         -----------  -----------  ------------  -----------
       Total operating expenses.........  32,720,500   31,307,897    95,984,427   89,641,251
       Operating income.................   3,320,282    2,789,605     7,760,223    6,613,021
Other income (expense)
   Interest expense.....................     (27,711)     (33,035)      (91,386)    (121,362)
   Other, net...........................      32,502       46,549       113,566       97,430
                                         -----------  -----------  ------------  -----------
       Total other......................       4,791       13,514        22,180      (23,932)
                                         -----------  -----------  ------------  -----------
       Earnings before income taxes.....   3,325,073    2,803,119     7,782,403    6,589,089
Income taxes............................   1,321,986    1,087,841     3,137,508    2,566,672
                                         -----------  -----------  ------------  -----------
       Net earnings..................... $ 2,003,087  $ 1,715,278  $  4,644,895  $ 4,022,417
                                         ===========  ===========  ============  ===========
Earnings per share: (note 2)
   Basic................................ $      0.31  $      0.26  $       0.72  $      0.59
   Diluted..............................        0.31         0.26          0.71         0.59
Weighted-average shares outstanding:
   Basic................................   6,473,140    6,720,693     6,473,177    6,796,755
   Diluted..............................   6,530,224    6,724,973     6,517,402    6,799,258


       The accompanying notes are an integral part of these statements.

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       Nine Months Ended September 30,
                                                                                       ------------------------------
                                                                                            2001             2000
                                                                                        -----------      -----------
Increase (decrease) in cash and cash equivalents
   Cash flows from operating activities
       Net earnings................................................................... $ 4,644,895      $ 4,022,417
                                                                                        -----------      -----------
   Adjustments to reconcile net earnings to net cash provided by operating activities
       Depreciation and amortization..................................................   6,633,200        6,640,678
       Provision for losses on receivables............................................     458,000          195,500
       Loss (gain) on disposition of property and equipment...........................       4,524         (151,790)
       Variable stock option expense..................................................     281,376               --
       Charge associated with stock issuance to an officer............................      33,750           23,750
       Provision for claims...........................................................   2,258,199        2,159,209
       Deferred income taxes..........................................................          --           (1,917)
       Changes in assets and liabilities
          Receivables.................................................................    (832,930)        (699,524)
          Prepaid expenses............................................................     394,121          723,597
          Supplies inventory..........................................................      29,336           94,852
          Accrued income taxes........................................................   1,375,158          303,373
          Other assets................................................................      (1,277)          65,630
          Accounts payable............................................................     581,195       (1,162,805)
          Accrued liabilities and claims..............................................  (1,368,807)        (853,911)
                                                                                        -----------      -----------
              Total adjustments.......................................................   9,845,845        7,336,642
                                                                                        -----------      -----------
              Net cash provided by operating activities...............................  14,490,740       11,359,059
                                                                                        -----------      -----------
Cash flows from investing activities
   Note receivable....................................................................          --       (2,319,395)
   Purchase of property and equipment.................................................  (9,232,391)      (5,419,506)
   Proceeds from disposition of property and equipment................................     440,800          574,851
                                                                                        -----------      -----------
              Net cash used in investing activities...................................  (8,791,591)      (7,164,050)
                                                                                        -----------      -----------
Cash flows from financing activities
   Repurchase of common stock.........................................................      (7,504)      (1,409,762)
   Principal payments on long-term obligations........................................  (6,941,954)      (3,823,207)
                                                                                        -----------      -----------
              Net cash used in financing activities...................................  (6,949,458)      (5,232,969)
                                                                                        -----------      -----------
              Net decrease in cash and cash equivalents...............................  (1,250,309)      (1,037,960)
Cash and cash equivalents at beginning of period......................................   7,033,681        5,508,809
                                                                                        -----------      -----------
Cash and cash equivalents at end of period............................................ $ 5,783,372      $ 4,470,849
                                                                                        ===========      ===========
Supplemental cash flow information
Cash paid during the period for:
   Interest........................................................................... $    94,515      $   118,562
   Income taxes.......................................................................   1,972,150        2,259,050

Non-cash Investing and Financing Activities

   During 2001, the Company recorded a $787,695 noncash application of advances made in 2000 for the purchase of real property. Additionally, the Company recorded a $239,750 noncash transfer from receivables to real property.

   During 2001, in connection with the vesting of 5,000 shares pursuant to a restricted stock agreement, the Company recognized compensation expense of $33,750.

   During 2000, in connection with the vesting of 5,000 shares pursuant to a restricted stock agreement, the Company recognized compensation expense of $23,750.

       The accompanying notes are an integral part of these statements.

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.  Unaudited Interim Consolidated Financial Statements

   The interim consolidated financial information included herein is unaudited; however, the information reflects all adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for the fair presentation of the consolidated financial position, results of operations, and cash flows for the interim periods. The consolidated financial statements should be read in conjunction with the Notes to consolidated financial statements included in the audited consolidated financial statements for Motor Cargo Industries, Inc. (the "Company") for the year ended December 31, 2000, which are included in the Company's Annual Report on Form 10-K for such year (the "2000 10-K"). Results of operations for interim periods are not necessarily indicative of annual results of operations. The consolidated balance sheet at December 31, 2000 was extracted from the Company's audited consolidated financial statements contained in the 2000 10-K and does not include all disclosures required by generally accepted accounting principles for annual consolidated financial statements.

2.  Earnings Per Share

   Basic earnings per common share ("EPS") are based on the weighted average number of common shares outstanding during each such period. Diluted earnings per common share are based on shares outstanding (computed under basic EPS) and potentially dilutive common shares. Potential common shares included in dilutive earnings per share calculations include stock options granted but not exercised. A reconciliation of weighted-average shares outstanding is presented below:

                                              Three months ended     Nine months ended
                                                 September 30,         September 30,
                                             --------------------- ---------------------
                                                2001       2000       2001       2000
                                             ---------- ---------- ---------- ----------
Net earnings................................ $2,003,087 $1,715,278 $4,644,895 $4,022,417
Weighted-average shares outstanding--basic..  6,473,140  6,720,693  6,473,177  6,796,755
Effect of dilutive stock options............     57,084      4,280     44,225      2,503
Weighted-average shares outstanding--diluted  6,530,224  6,724,973  6,517,402  6,799,258

3.  Pending Merger

   On October 15, 2001, the Company, Union Pacific Corporation, a Utah corporation ("Union Pacific"), and Motor Merger Co., a Utah corporation and wholly-owned subsidiary of Union Pacific ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Union Pacific will offer to exchange for each share of common stock, no par value, of the Company's stock at the election of the holder, either 0.26 of a share of common stock, par value $2.50 per share, of Union Pacific ("Union Pacific Stock") or $12.10 in cash. Pursuant to the terms of the shareholder agreements, dated as of October 15, 2001, Messrs. Harold R. Tate and Marvin L. Friedland, who collectively own approximately 62.5% of the outstanding shares of the Company's stock, have agreed to tender their shares in the exchange offer. After the consummation of the exchange offer, the Company will be merged with and into Merger Sub. Holders of the Company stock who do not elect to tender their shares in the exchange offer will receive $12.10 per share upon consummation of the merger.

                                    ANNEX A

         DIRECTORS AND EXECUTIVE OFFICERS OF UNION PACIFIC CORPORATION

   Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Union Pacific. Except as noted, each of the executive officers and directors named in the table below has held the indicated office or position in his or her principal occupation for at least five years. Each person listed below held the earliest indicated office or position as of at least five years ago. Except as noted, each person identified below is a United States citizen. The principal business address of Union Pacific and, unless otherwise indicated, the business address of each person identified below is 1416 Dodge Street, Omaha, Nebraska 68179.

                                      Present Principal Occupation or Employment
Name                            and Material Positions Held During the Past Five Years
----                            ------------------------------------------------------
Richard K. Davidson  Chairman, President and Chief Executive Officer of Union Pacific and
                     Chairman and Chief Executive Officer of Union Pacific Railroad Company, a
                     subsidiary of Union Pacific. Director of Union Pacific since 1994. Mr.
                     Davidson was Chairman of Union Pacific Railroad until November 6, 1996 and Chairman and Chief Executive Officer of Union Pacific Railroad since such date. Mr. Davidson has also been President and Chief Operating Officer of Union Pacific since November 1, 1995 and Chairman, President and Chief
                     Executive Officer of Union Pacific since January 1, 1997. Age 59.

James R. Young       Executive Vice President--Finance of Union Pacific and Chief Financial
                     Officer of the Union Pacific Railroad. Mr. Young was elected Executive Vice
                     President-Finance of Union Pacific and Chief Financial Officer of Union
                     Pacific Railroad effective December 1, 1999. Mr. Young was elected
                     Controller of Union Pacific and Senior Vice President--Finance of Union
                     Pacific Railroad effective March 1999 and Senior Vice President--Finance of
                     Union Pacific effective June 1998. Mr. Young served as Treasurer of Union
                     Pacific Railroad from June 1998 to March 1999. Mr. Young was Vice
                     President--Customer Service Planning and Quality of Union Pacific Railroad
                     from April 1998 to June 1998, Vice President--Quality and Operations
                     Planning from September 1997 to April 1998 and Vice President--Finance
                     and Quality from September 1995 to September 1997. Age 49.

L. Merill Bryan, Jr. Senior Vice President and Chief Information Officer of Union Pacific.
                     Mr. Bryan was elected to his current position effective May 2001 and served as Senior Vice President--Information Technologies from May 1997 to May
                     2001. Prior thereto, Mr. Bryan was President and Chief Executive Officer of
                     Union Pacific Technologies, Inc., a former subsidiary of Union Pacific.
                     Age 57.

Barbara W. Schaefer  Senior Vice President--Human Resources of Union Pacific. Ms. Schaefer
                     was elected to her current position effective April 1997. From April 1994 to
                     April 1997 Ms. Schaefer was Vice President--Human Resources of Union
                     Pacific Railroad. Age 48.

Robert W. Turner     Senior Vice President--Corporate Relations of Union Pacific. Mr. Turner was
                     elected to his current position effective August 2000. Prior thereto, Mr.
                     Turner was Vice President--Public Affairs of Champion International
                     Corporation, a paper and forest products company. Age 52.

                                       Present Principal Occupation or Employment
Name                             and Material Positions Held During the Past Five Years
----                             ------------------------------------------------------
Carl W. von Bernuth   Senior Vice President, General Counsel and Secretary of Union Pacific.
                      Mr. von Bernuth was elected Corporate Secretary effective April 1997.
                      Mr. von Bernuth has been Senior Vice President and General Counsel during the past five years. Age 57.

Charles R. Eisele     Senior Vice President of Union Pacific. Mr. Eisele was elected to his current position effective September 2001. Mr. Eisele was Vice President--Strategic
                      Planning from September 1997 to March 1999 and Vice President--Strategic
                      Planning from March 1999 to September 2001. Mr. Eisele was Vice
                      President--Purchasing for Union Pacific Railroad from April 1994 to
                      September 1997. Age 51.

Bernie R. Gutschewski Vice President--Taxes of Union Pacific. Mr. Gutschewski was elected Vice
                      President--Taxes effective August 1998. Prior thereto, Mr. Gutschewski was
                      Assistant Vice President--Tax and Financial Management of Union Pacific
                      Railroad. Age 51.

Mary E. McAuliffe     Vice President--External Relations of Union Pacific during the past five years. Age 55.

Richard J. Putz       Vice President and Controller of Union Pacific. Mr. Putz was elected Vice
                      President and Controller of Union Pacific and Chief Accounting Officer of
                      Union Pacific Railroad effective December 1, 1999. Prior thereto, Mr. Putz was Assistant Vice President and Controller of Union Pacific Railroad.
                      Age 54.

Mary S. Jones         Vice President and Treasurer of Union Pacific. Ms. Jones was elected to her current position effective March 1999. Ms. Jones served as Vice President--
                      Investor Relations from June 1998 to March 1999. Ms. Jones was Assistant
                      Vice President--Treasury and Assistant Treasurer of Union Pacific from
                      September 1996 to June 1998 and prior thereto she was Assistant Treasurer of
                      Union Pacific. Age 49.

Ivor J. Evans         President and Chief Operating Officer of Union Pacific Railroad. Mr. Evans
                      was elected to his current position effective September 1998. Prior thereto,
                      Mr. Evans was Senior Vice President of Emerson Electric Company, a
                      company engaged in the design, manufacture and sale of electrical, electromechanical, and electronic products and systems. Director of Union
                      Pacific since 1999. Age 59.

Dennis J. Duffy       Executive Vice President--Operations of Union Pacific Railroad. Mr. Duffy
                      was elected to his current position effective September 1998. Mr. Duffy was
                      Senior Vice President--Safety Assurance and Compliance Process from
                      October 1997 to September 1998. Mr. Duffy was Senior Vice President--
                      Customer Service and Planning of Union Pacific Railroad from November
                      1995 to October 1997. Age 50.

John J. Koraleski     Executive Vice President--Marketing and Sales of the Union Pacific
                      Railroad. Mr. Koraleski was elected to this position effective March 1999.
                      Mr. Koraleski served as Controller of Union Pacific from August 1998 to
                      March 1999 and as Executive Vice President--Finance of Union Pacific
                      Railroad from May 1996 to March 1999. Prior to May 1996, Mr. Koraleski
                      was Executive Vice President--Finance and Information Technologies of
                      Union Pacific Railroad. Age 50.

                                     Present Principal Occupation or Employment
Name                           and Material Positions Held During the Past Five Years
----                           ------------------------------------------------------
R. Bradley King    Executive Vice President - Network Design and Integration of Union Pacific
                   Railroad. Mr. King was elected to his current position effective September
                   1998. Mr. King was Executive Vice President--Operations from October
                   1997 to September 1998. Mr. King was Vice President--Transportation of
                   Union Pacific Railroad from November 1995 to October 1997. Age 53.

Leo H. Suggs       Chairman and Chief Executive Officer of Overnite Transportation Company.
                   Mr. Suggs was elected to his current position in April 1996. Prior thereto, Mr.
                   Suggs was President and Chief Executive Officer of Preston Trucking
                   Company, Inc., a company engaged in truck transportation. Age 62.

Philip F. Anschutz Director and Vice Chairman of Union Pacific since 1996. Chairman of the
                   Board, Chief Executive Officer and a director, The Anschutz Corporation and
                   Anschutz Company (the corporate parent of The Anschutz Corporation), with holdings in energy, transportation, communications, professional sports, agriculture and real estate, Denver, CO. Director, Forest Oil Corporation,
                   Qwest Communications International Inc. Mr. Anschutz also served as
                   President of The Anschutz Corporation and Anschutz Company until
                   December 1996, and non-executive Chairman and a director of Southern
                   Pacific Rail Corporation until September 1996. Age 61. Mr. Anschutz's business address is The Anschutz Corporation, 555 17th Street, Denver, CO
                   80202.

E. Virgil Conway   Director of Union Pacific since 1978. Former Chairman and a member of the
                   Board, Metropolitan Transportation Authority, public transportation, New
                   York, NY. Director, Accuhealth, Inc., Centennial Insurance Company.
                   Trustee, Atlantic Mutual Insurance Company, Consolidated Edison Company
                   of New York, Inc., Urstadt Biddle Properties, Inc., Mutual Funds Managed by
                   Phoenix Duff & Phelps. Age 72. Mr. Conway's business address is 101 Park
                   Avenue, New York, NY 10178.

Thomas J. Donohue  Director of Union Pacific since 1998. President and Chief Executive Officer,
                   U.S. Chamber of Commerce, business federation, Washington, DC. Director,
                   Qwest Communications International Inc., Sunrise Assisted Living, Inc., XM
                   Satellite Radio. Mr. Donohue was President and Chief Executive Officer of
                   the American Trucking Associations, the national organization of the trucking industry, through September 1997 and since such date has been President and
                   Chief Executive Officer of the U.S. Chamber of Commerce. Age 63. Mr.
                   Donohue's business address is U.S. Chamber of Commerce, 1615 "H" Street,
                   N.W., Washington, DC 20062-2000.

Archie W. Dunham   Director of Union Pacific since 2000. Chairman, President and Chief
                   Executive Officer, Conoco Inc., integrated energy company, Houston, TX.
                   Director, Louisiana-Pacific Corporation, Phelps Dodge Corporation. Mr.
                   Dunham was Executive Vice President, Exploration Production, of Conoco to
                   January 1996 when he became President and Chief Executive Officer, and added the title of Chairman in August 1999. Age 62. Mr. Dunham's business address is Conoco Inc., 600 North Dairy Ashford Road, Houston, TX
                   77079-1175.


                                        Present Principal Occupation or Employment
Name                              and Material Positions Held During the Past Five Years
----                              ------------------------------------------------------
Spencer F. Eccles      Director of Union Pacific since 1976. Chairman, Wells Fargo Intermountain
                       Banking Region, diversified financial services company, Salt Lake City, UT.
                       Director, Wells Fargo & Company, U.S. Chamber of Commerce. Mr. Eccles
                       was Chairman and Chief Executive Officer of First Security Corporation,
                       bank holding company, through October 26, 2000 and has been Chairman of
                       Wells Fargo Intermountain Banking Region since such date. Age 67.
                       Mr. Eccles' business address is Wells Fargo Intermountain Banking Region,
                       P.O. Box 30006, Salt Lake City, UT 84130.

Elbridge T. Gerry, Jr. Director of Union Pacific since 1986. Partner, Brown Brothers Harriman &
                       Co., bankers, New York, NY. Age 68. Mr. Gerry's business address is Brown
                       Brothers Harriman & Co., 59 Wall Street, New York, NY 10005.

Judith Richards Hope   Director of Union Pacific since 1988. Partner, Paul, Hastings, Janofsky &
                       Walker, law firm, Los Angeles, CA, New York, NY and Washington, DC.
                       Director, The Budd Company, General Mills, Inc., Russell Reynolds
                       Associates, Zurich Insurance Companies-U.S. Ms. Hope was Senior Partner
                       of Paul, Hastings, Janofsky & Walker through April 1997, Senior Counsel to such firm to February 1, 2000 and on April 28, 2000, was appointed a non-
                       equity Partner, effective February 1, 2000. Age 60. Ms. Hope's business address is Paul, Hastings, Janofsky & Walker, 1299 Pennsylvania Ave.,
                       N.W., Washington, DC 20004.

Richard J. Mahoney     Director of Union Pacific since 1991. Retired Chairman and Chief Executive
                       Officer, Monsanto Company, agricultural products, St. Louis, MO.
                       Distinguished Executive in Residence, Center for the Study of American
                       Business, Washington University, St. Louis, MO. Advisory Director,
                       Metropolitan Life Insurance Company. Mr. Mahoney was Chairman of the
                       Executive Committee and a director of Monsanto Company through March
                       1996 and since April 1, 1995 has been Distinguished Executive in Residence at Washington University in St. Louis. Age 67. Mr. Mahoney's business address is Center for the Study of American Business, Washington University
                       in St. Louis, Campus Box 1027, One Brookings Drive, St. Louis, MO
                       63130-4899.

Steven R. Rogel        Director of Union Pacific since 2000. Chairman, President and Chief
                       Executive Officer, Weyerhaeuser Company, integrated forest products company, Federal Way, WA. Director, Kroger Company. Mr. Rogel was
                       President and Chief Executive Officer of Willamette Industries, Inc.,
                       integrated forest products company, to December 1, 1997, President and
                       Chief Executive Officer of Weyerhaeuser Company to April 20, 1999 and
                       Chairman, President and Chief Executive Officer of Weyerhaeuser since such date. Age 59. Mr. Rogel's business address is Weyerhaeuser Company,
                       Box 9777, Federal Way, WA 98063-9777.

Richard D. Simmons     Director of Union Pacific since 1982. Retired President, International Herald
                       Tribune, communications, Washington, DC. Director, The Washington Post
                       Company, OBLOG Software Systems, Inc. Mr. Simmons was President of
                       International Herald Tribune through March 31, 1996. Age 66. Mr. Simmons'
                       business address is 105 N. Washington Street, Alexandria, VA 22314.


                                                Present Principal Occupation or Employment
Name                                      and Material Positions Held During the Past Five Years
----                                      ------------------------------------------------------
Ernesto Zedillo Ponce de Leon    Director of Union Pacific since 2001. Former President of Mexico.
                                 Dr. Zedillo served as President of Mexico through November 2000. Age 49.
                                 Dr. Zedillo is a citizen of Mexico and his business address is Agua #110,
                                 Col. Jardines del Pedregal, CP 01900 Mexico, D.F., Mexico.

   Facsimile copies of the letter of election and transmittal, properly completed and duly executed, will be accepted. The letter of election and transmittal, share certificates and any other required documents should be sent or delivered by each shareholder of Motor Cargo or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the exchange agent, at the applicable address set forth below:

                     The Exchange Agent for the Offer is:

                       WELLS FARGO BANK MINNESOTA, N.A.

                                                                       By Overnight, Hand or
            By Mail:                By Facsimile Transmission:         Express Mail Delivery:

Wells Fargo Bank Minnesota, N.A. Wells Fargo Bank Minnesota, N.A. Wells Fargo Bank Minnesota, N.A.
      Shareowner Services              Shareowner Services              Shareowner Services
  Corporate Action Department      Corporate Action Department      Corporate Action Department
         P.O. Box 64858               (800) 468-9716 (phone)         161 North Concord Exchange
 St. Paul, Minnesota 55164-0858        (651) 450-4163 (fax)       South St. Paul, Minnesota 55075

   Any questions or requests for assistance or additional copies of this prospectus, the letter of election and transmittal, the notice of guaranteed delivery and the other exchange offer materials may be directed to the information agent at its address and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

                    The Information Agent for the Offer is:

                           [LOGO] MORROW & CO., INC.
                          445 Park Avenue, 5th Floor
                           New York, New York 10022
                         Call Collect: (212) 754-8000
                Banks and Brokerage Firms Call: (800) 654-2468
                   Shareholders Please Call: (800) 607-0088

                                    ANNEX B

      SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS AMENDED

                         MOTOR CARGO INDUSTRIES, INC.
                            845 WEST CENTER STREET
                          NORTH SALT LAKE, UTAH 84054
                                (801) 936-1111

                                                               October 31, 2001

Dear Shareholder:

   On behalf of the Board of Directors, I am pleased to inform you that on October 15, 2001, Motor Cargo Industries, Inc. entered into an Agreement and Plan of Merger with Union Pacific Corporation and Motor Merger Co., a wholly-owned subsidiary of Union Pacific, which provides for the acquisition of all of Motor Cargo's common stock. Under the terms of the merger agreement, Union Pacific has commenced an exchange offer for all outstanding shares of Motor Cargo common stock. In the exchange offer, Motor Cargo shareholders will have the right to elect to receive for each Motor Cargo share, (i) 0.26 of a share of Union Pacific common stock, (ii) $12.10 in cash, or (iii) a combination of both. Subject to successful completion of the offer, and satisfaction of certain conditions in the merger agreement, Motor Cargo will be merged with Motor Merger Co.

   If your shares are not exchanged in the offer, you will receive the $12.10 in cash, without interest, pursuant to the merger, the receipt of which may be delayed due to the possibility of a delay in completing the merger after completion of the offer. Shareholders who do not tender their shares of Motor Cargo common stock in the offer will not have a right to receive Union Pacific common stock in the merger.

   The Board of Directors of Motor Cargo has approved and adopted the Agreement and Plan of Merger, including the offer and the merger, and determined that the terms of the offer and the merger are advisable and are fair to and in the best interests of Motor Cargo shareholders. Accordingly, the Board of Directors of Motor Cargo recommends that all Motor Cargo shareholders accept the offer and tender their shares pursuant to the offer.

   In arriving at its recommendation, the Board of Directors of Motor Cargo gave careful consideration to a number of factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the written opinion of Morgan Keegan & Company, Inc. to Motor Cargo's Board of Directors that the consideration of 0.26 of a share of Union Pacific common stock or $12.10 in cash, to be received by shareholders for each share of Motor Cargo common stock pursuant to the offer and the merger, is fair to shareholders from a financial point of view. The Schedule 14D-9 contains important information relating to the offer, and you are encouraged to read the Schedule 14D-9.

   In addition to the enclosed Schedule 14D-9, also enclosed are Union Pacific's exchange offer materials, dated October 31, 2001, including a Preliminary Prospectus and a Letter of Election and Transmittal to be used for tendering your shares in the offer and electing the consideration that you wish to receive. These documents state the terms and conditions of the offer and provide instructions on how to tender your shares and elect the type of consideration you wish to receive. We urge you to read these documents carefully.

   The management and directors of Motor Cargo thank you for the support you have given Motor Cargo over the years.

                                          On behalf of the Board of Directors,

                                          /s/ HAROLD R. TATE

                                          Harold R. Tate
                                          Chairman and Chief Executive Officer

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         Motor Cargo Industries, Inc.
                           (Name of Subject Company)

                         Motor Cargo Industries, Inc.
                     (Name of Person(s) Filing Statement)

                          Common Stock, No Par Value
                        (Title of Class of Securities)

                             CUSIP NO. 619907 10 8
                     (CUSIP Number of Class of Securities)

                               -----------------

                           Marvin L. Friedland, Esq.
                      Vice President and General Counsel
                         Motor Cargo Industries, Inc.
                            845 West Center Street
                           North Salt Lake, UT 84054
                                (801) 936-1111
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                With a copy to:

                             Reed W. Topham, Esq.
                                Stoel Rives LLP
                       201 South Main Street, Suite 1100
                           Salt Lake City, UT 84111
                                (801) 328-3131

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Item 1.  Subject Company Information.

   The name of the subject company is Motor Cargo Industries, Inc., a Utah corporation ("Motor Cargo"). The address of the principal executive offices of Motor Cargo is 845 West Center Street, North Salt Lake, Utah 84054, telephone
(801) 936-1111. The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, no par value, of Motor Cargo. As of October 26, 2001, there were 6,473,140 shares of Motor Cargo common stock issued and outstanding.

Item 2.  Identity and Background of Filing Person.

   The name, business address and business telephone number of Motor Cargo, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   This Schedule 14D-9 relates to the offer by Union Pacific Corporation, a Utah corporation ("Union Pacific"), to exchange all outstanding shares of Motor Cargo common stock for (i) 0.26 of a share of Union Pacific common stock, (ii) $12.10 in cash or (iii) a combination of both, upon the terms and subject to the conditions set forth in the Preliminary Prospectus, dated October 31, 2001, and the related Letter of Election and Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule TO, dated October 31, 2001, filed by Union Pacific with the Securities and Exchange Commission. As set forth in the Schedule TO, the principal executive offices of Union Pacific are located at 1416 Dodge Street, Omaha, Nebraska 68179, telephone (402) 271-5777.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 15, 2001 (the "Merger Agreement"), by and among Motor Cargo, Union Pacific and Motor Merger Co., a Utah corporation and a wholly-owned subsidiary of Union Pacific ("Merger Subsidiary"). The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Motor Cargo will merge with Merger Subsidiary (the "Merger"). Unless certain specified conditions exist, Merger Subsidiary will be the surviving corporation (the "Surviving Corporation").

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

   Certain contacts, transactions, negotiations and agreements between Motor Cargo or its affiliates and certain of its directors and executive officers are described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. Except as described in this Schedule 14D-9 or the Information Statement or as otherwise incorporated herein by reference, to the knowledge of Motor Cargo, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Motor Cargo or its affiliates and (1) Motor Cargo's executive officers, directors or affiliates, or (2) Union Pacific or Merger Subsidiary, or their respective officers, directors or affiliates.

The Merger Agreement

   The summary of the Merger Agreement and the description of the conditions of the Offer contained in "The Merger Agreement" and "The Offer--Conditions of Our Offer," respectively, in the Preliminary Prospectus, which has been filed as an exhibit to the Schedule TO and is being mailed to Motor Cargo's shareholders together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Shareholder Agreements

   The summary of the Shareholder Agreements contained in "The Shareholder Agreements" in the Preliminary Prospectus, which has been filed as an exhibit to the Schedule TO and is being mailed to Motor Cargo's shareholders together with this Schedule 14D-9, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Shareholder Agreements, which have been filed as Exhibits (e)(2) and (e)(3) hereto and are incorporated herein by reference.

Confidentiality Agreement

   Overnite Transportation Company, a wholly-owned subsidiary of Union Pacific ("Overnite"), entered into a customary confidentiality agreement with Morgan Keegan & Company, Inc. ("Morgan Keegan"), as agent for Motor Cargo, on March 7, 2001 in order to receive information concerning Motor Cargo. A copy of the Confidentiality Agreement has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Stock Options

   As a result of the approval of the Merger Agreement by the board of directors of Motor Cargo (the "Board of Directors"), all stock options outstanding under Motor Cargo's 1997 Stock Option Plan and 1999 Stock Option Plan for Non-Employee Directors (collectively, the "Plans") became fully vested and exercisable in accordance with the terms of the Plans. As permitted by the Plans, the Board of Directors has determined that any unexercised options outstanding on the date the Merger is consummated will terminate, and in consideration of such termination, the holder of each option so terminated will be entitled to receive, with respect to each share of Motor Cargo common stock subject to such option, an amount in cash (net of applicable withholdings) equal to the excess of $12.10 over the per share exercise price of such option.

Salary Continuation Agreements

   Motor Cargo has salary continuation agreements with four of its key management employees. Under the agreements, Motor Cargo is obligated to provide for each such employee or his beneficiaries, during a period of not more than ten years after the employee's death, disability or retirement, annual benefits ranging from $17,000 to $23,000. Pursuant to the Merger Agreement, Union Pacific has agreed to cause the Surviving Corporation and its subsidiaries to honor and assume the salary continuation agreements.

Item 4.  The Solicitation or Recommendation.

   (a)  Recommendation of the Board of Directors.

   The Board of Directors, by unanimous vote, has approved and adopted the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and has determined that the Offer and the Merger are advisable and fair to and in the best interests of the shareholders of Motor Cargo and recommends that shareholders of Motor Cargo accept the Offer and tender their shares of Motor Cargo common stock pursuant to the Offer. In reaching their decision as to whether to tender for cash or shares of Union Pacific common stock, shareholders should consider their personal financial situation and consult their own financial, accounting and tax advisors. The Board of Directors also urges shareholders to obtain current quotations for Union Pacific common stock and Motor Cargo common stock. In that regard, you should be aware that on October 29, 2001, the closing market value of 0.26 of a share of Union Pacific common stock was approximately $13.06, which is higher than the per share cash alternative of $12.10 offered pursuant to the Offer. If your shares are not exchanged in the Offer, you will receive the $12.10 in cash, without interest, pursuant to the Merger, the receipt of which may be delayed due to the possibility of a delay in completing the Merger after completion of the Offer. Shareholders who do not tender their shares of Motor Cargo common stock in the Offer will not have a right to receive Union Pacific common stock in the Merger.

   (b)  Background; Reasons for the Recommendation; Opinion of Morgan Keegan.

Background

   In response to recent consolidations in the trucking industry, Motor Cargo considered available options to bolster its competitive position, including the possibility of entering into a business combination. On January 16, 2001, Motor Cargo engaged Morgan Keegan to serve as its financial advisor. Representatives of Motor Cargo had preliminary discussions with two potential acquirors but concluded that neither company was prepared to make an offer to acquire Motor Cargo on acceptable terms.

   In February 2001, Marshall L. Tate, who was at that time the Chief Executive Officer of Motor Cargo, was contacted by John Terry, a shareholder of Motor Cargo and a consultant to Overnite. Mr. Terry and Mr. Marshall Tate discussed whether Motor Cargo would be interested in discussing a potential acquisition transaction with Overnite. Subsequently, on March 1, 2001, Mr. Marshall Tate and Harold R. Tate, Motor Cargo's Chairman, each received a telephone call from Leo H. Suggs, Chairman and Chief Executive Officer of Overnite, confirming Overnite's interest in a potential transaction. Thereafter, Overnite contacted Morgan Keegan to discuss the terms of a confidentiality agreement and arrange a meeting between Mr. Harold Tate and Mr. Suggs.

   On March 7, 2001, Overnite entered into a confidentiality agreement with Morgan Keegan, on behalf of Motor Cargo. Pursuant to the terms of the confidentiality agreement, Motor Cargo furnished Overnite with information in connection with its evaluation of a possible transaction with Motor Cargo.

   On March 16, 2001, following Overnite's review of the information provided by Motor Cargo, Mr. Suggs, Patrick D. Hanley, Senior Vice President and Chief Financial Officer of Overnite, and Mr. Terry met with Mr. Harold Tate and Morgan Keegan in Phoenix, Arizona for preliminary discussions regarding whether a transaction could be completed on terms acceptable to both parties.

   As a result of the meeting, Motor Cargo agreed to allow Overnite to proceed with its due diligence investigation of Motor Cargo by teleconference and by conducting investigations in Salt Lake City, Utah. During the remainder of March, Overnite conducted its due diligence activities and, on March 31, 2001, Richard K. Davidson, Chairman, President and Chief Executive Officer of Union Pacific, authorized Mr. Suggs to pursue a possible business combination transaction with Motor Cargo.

   On April 2, 2001, Mr. Suggs, Mr. Hanley and Mr. Terry met with Mr. Harold Tate and Morgan Keegan at the offices of Motor Cargo in North Salt Lake, Utah and indicated that Overnite was potentially interested in acquiring all of the outstanding common stock of Motor Cargo at a value of $10.25 per share. After further discussions, the parties determined that further negotiations would not be likely to produce definitive terms for an acquisition that would be acceptable to both parties.

   In a letter to Overnite, dated April 5, 2001, Motor Cargo's legal counsel requested that all confidential information be returned to Morgan Keegan or destroyed in accordance with the terms of the confidentiality agreement. In a letter dated April 6, 2001, Mr. Suggs confirmed the termination of Overnite's interest in a business combination transaction with Motor Cargo.

   On April 9, 2001, the Board of Directors met and concluded that the terms of the proposed transaction were inadequate.

   Between the latter part of April 2001 and September 2001, Mr. Suggs and Mr. Harold Tate occasionally discussed the operations of their respective companies, and Overnite continued to follow the financial performance of Motor Cargo. In addition, Morgan Keegan was frequently in contact with representatives of Overnite regarding a possible acquisition by Union Pacific of Motor Cargo.

   During the latter part of August and September 2001, Mr. Suggs and Mr. Harold Tate arranged a meeting between Mr. Harold Tate and Mr. Davidson in North Salt Lake, Utah for purposes of determining whether negotiation of an acquisition could resume. On September 6, 2001, Mr. Suggs and Mr. Davidson visited Motor Cargo's facilities in North Salt Lake, Utah and discussed with Mr. Harold Tate a possible acquisition of Motor Cargo by Union Pacific, although no negotiations took place.

   On September 26, 2001, Mr. Suggs visited Motor Cargo's headquarters and made a new proposal for the possible acquisition of Motor Cargo by Union Pacific. Motor Cargo's management reviewed the proposal with Morgan Keegan and Motor Cargo's legal counsel and proposed a modification to the proposal later that day. The proposed modification increased the minimum exchange ratio applicable to the exchange of Motor Cargo shares for shares of Union Pacific common stock. On September 28, 2001, Mr. Suggs confirmed that Union Pacific was interested in pursuing a possible acquisition as modified by Motor Cargo.

   During the next two weeks, legal counsel for both parties negotiated the terms and conditions of the Merger Agreement. Union Pacific and Mr. Harold Tate and Mr. Marvin L. Friedland, Vice President and General Counsel of Motor Cargo, also negotiated the terms and conditions of the Shareholder Agreements relating to the exchange of shares by Mr. Harold Tate and Mr. Friedland, the execution of which was a condition to Union Pacific's proceeding with the transaction with Motor Cargo. During this two week period, representatives of Overnite and Union Pacific conducted further due diligence by teleconference and by investigations in Salt Lake City, Utah.

   On October 15, 2001, the Board of Directors held a special meeting. At the meeting, Motor Cargo's management and legal and financial advisors reviewed the terms of the Merger Agreement and the Shareholder Agreements with the members of the Board of Directors. Morgan Keegan made a presentation to the Board of Directors, including a discussion of analyses used in evaluating the proposed transaction. During the meeting, Morgan Keegan provided its opinion that the consideration to be received by shareholders of Motor Cargo pursuant to the Offer and the Merger is fair to those shareholders from a financial point of view, which opinion was subsequently confirmed by Morgan Keegan in writing. After full consideration and discussion, the Board of Directors unanimously approved and adopted the Merger Agreement, including the Offer and the Merger.

   Following the Board of Directors meeting, the appropriate parties signed the Merger Agreement and the Shareholder Agreements, and the parties issued a joint press release announcing the transaction.

   On October 31, 2001, Union Pacific and Motor Cargo issued a joint press release announcing the commencement of the Offer.

Reasons for the Recommendation

   In making the determination and recommendation described above, the Board of Directors considered a number of factors, including those described below:

   . current industry, economic and market conditions, including recent business combination transactions by other carriers;

   . the Board of Directors' familiarity with the business, financial condition, prospects and current business strategy of Motor Cargo; in this regard, the Board of Directors particularly considered:

     . the historical results, financial condition, results of operations, cash flows, earnings and assets of Motor Cargo;

     . Motor Cargo's future prospects; and

     . the current near-term and long-term outlook for the less-than-truckload
       ("LTL") market;

   . the strategic fit between Motor Cargo and Union Pacific's existing trucking operations;

   . Motor Cargo's business, strategic objectives and prospects if it did not pursue the transaction, and the risks and uncertainties associated therewith, including risks associated with increased competition with larger companies;

   . the fact that Motor Cargo shareholders would be able to elect to receive either $12.10 in cash or, alternatively, 0.26 of a share of Union Pacific common stock (or a combination thereof) for each share of Motor Cargo common stock;

   . the fact that both the cash consideration of $12.10 and the value of Union
     Pacific common stock based upon an exchange ratio of 0.26 of a share represented a substantial premium over the average trading price of Motor Cargo common stock over the past year;

   . the fact that Union Pacific common stock is highly liquid, has a current quarterly dividend of $0.20 per share and would provide shareholders electing to receive Union Pacific common stock with an opportunity to participate in the growth potential of Union Pacific;

   . the Board of Directors' review of public disclosures about the business, financial condition, prospects and current business strategy of Union Pacific, the due diligence review by Motor Cargo's management and financial and legal advisors of Union Pacific and Union Pacific's recent historical stock price performance;

   . Morgan Keegan's analyses presented to the Board of Directors and Morgan
     Keegan's opinion that, based upon the assumptions, limitations and qualifications in the opinion, the consideration to be received by shareholders of Motor Cargo pursuant to the Offer and the Merger is fair to shareholders from a financial point of view;

   . the expected ability to consummate the Offer and the Merger as a tax-free reorganization under the Internal Revenue Code of 1986, as amended, which would allow shareholders electing to receive shares of Union Pacific common stock for their shares of Motor Cargo common stock to defer income tax liability until such shares of Union Pacific common stock are sold;

   . the fact that the Offer and the Merger provide for a prompt exchange offer for all shares of Motor Cargo common stock to be followed by a second-step merger at the same cash consideration per share, thereby enabling Motor Cargo's shareholders to obtain the benefits of the transaction at the earliest possible time;

   . the fact that preliminary contacts with other potential buyers did not yield an offer superior to the terms of the Merger Agreement;

   . the belief, based in part upon the analyses of Morgan Keegan and the opinion of senior management, that it was unlikely that a third party would propose a transaction superior to the Union Pacific transaction;

   . the terms of the Merger Agreement, which, subject to certain conditions, allow Motor Cargo to terminate the Merger Agreement upon payment of a $5 million termination fee if a superior proposal to acquire Motor Cargo is made;

   . the significant likelihood that the transactions contemplated by the Merger Agreement and the Offer will be consummated, particularly in light of Union Pacific's reputation, ability to finance the transaction, lack of any financing condition in the Merger Agreement, the ability to terminate the Offer and the Merger Agreement only in limited circumstances and the likely satisfaction of the conditions to the Offer, including the condition that holders tender two-thirds of the outstanding shares of Motor Cargo common stock and the regulatory approval requirements; and

   . the fact that Harold R. Tate, Motor Cargo's majority shareholder, was in favor of the transaction and willing to enter into a Shareholder Agreement providing for the exchange of all of his shares of Motor Cargo common stock for shares of Union Pacific common stock.

   In view of the wide variety of factors considered by the Board of Directors in connection with its evaluation of the Offer and the complexity of such matters, the Board of Directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, the Board of Directors did not undertake to determine specifically whether any particular factor (or any aspect of any particular factor) was favorable or unfavorable to its ultimate determination, but rather conducted a discussion of the factors described above, including asking questions of Motor Cargo's management and legal and financial advisors, and reached a general consensus that the Offer is fair to and advisable and in the best interests of Motor Cargo and its shareholders. In considering the factors described above, individual members of the Board of Directors may have given different weight to different factors.

Opinion of Morgan Keegan

   Motor Cargo retained Morgan Keegan pursuant to an engagement letter agreement, dated January 16, 2001 (the "Engagement Letter"), to act as its exclusive financial advisor with respect to a possible business combination involving Motor Cargo. Morgan Keegan is a nationally recognized investment banking firm and was selected by Motor Cargo based on its reputation and experience in investment banking in general and its recognized expertise in the valuation of businesses as well as its prior investment banking relationships with Motor Cargo.

   On October 15, 2001, at the special meeting of the Board of Directors, Morgan Keegan delivered to the Board of Directors its oral opinion (which was subsequently confirmed in a written opinion, dated October 15, 2001) that, as of such date and based on and subject to the matters set forth therein, the consideration to be received pursuant to the Offer and the Merger is fair, from a financial point of view, to the shareholders of Motor Cargo. Morgan Keegan has consented to the disclosure relating to its opinion in this Schedule 14D-9 and to the inclusion of its opinion as Annex II to this Schedule 14D-9.

   You should consider the following when reading the discussion of the opinion of Morgan Keegan herein:

   . we urge you to read carefully the entire opinion of Morgan Keegan, which is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference;

   . Morgan Keegan's advisory services and opinion were provided to the Board of Directors for its information in its consideration of the Offer and the Merger and was directed only to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the shareholders of Motor Cargo; and

   . Morgan Keegan's opinion does not constitute a recommendation as to whether or not any shareholder should tender shares of Motor Cargo common stock in connection with the Offer or as to how any shareholder should vote with respect to the Merger.

   Although Morgan Keegan evaluated the fairness, from a financial point of view, of the consideration to be received by the shareholders of Motor Cargo pursuant to the Offer and the Merger, the consideration itself was determined by Motor Cargo and Union Pacific through arm's-length negotiations. Motor Cargo did not provide specific instructions to, or place any limitations on, Morgan Keegan with respect to the procedures to be followed or factors to be considered by Morgan Keegan in performing its analyses or providing its opinion.

   In connection with its opinion, Morgan Keegan reviewed, among other things, the following:

   . the draft Merger Agreement and the terms of the Offer and the Merger and drafts of certain related documents;

   . certain publicly available business and financial information relating to Motor Cargo and Union Pacific; and

   . certain other information provided to it by Motor Cargo and Union Pacific.

   Morgan Keegan also held discussions with members of the senior management of Motor Cargo and Union Pacific regarding the strategic rationale for, and the potential benefits of, the transactions contemplated by the Merger Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Morgan Keegan:

   . reviewed the reported historical prices and historical trading activity for Motor Cargo common stock and Union Pacific common stock for the period from October 16, 2000 to October 15, 2001;

   . compared the financial performance of Motor Cargo and Union Pacific and the prices and trading activity of Motor Cargo common stock and Union Pacific common stock with that of certain other publicly-traded companies and their securities;

   . reviewed the financial terms, to the extent publicly available, of certain other business combinations and other transactions that it deemed relevant;

   . reviewed the potential pro forma impact of the Offer and the Merger on the estimated earnings per share for the year ended December 31, 2002 of Union Pacific under certain scenarios; and

   . performed such other analyses and considered such other factors as it deemed appropriate.

   Morgan Keegan assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion and did not assume any obligation independently to verify such information. Morgan Keegan assumed that the internal financial statements and other financial and operating data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Motor Cargo. Morgan Keegan also assumed that there had been no material changes in Motor Cargo's or Union Pacific's assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to it. Morgan Keegan did not make any independent valuation, inspection or appraisal of the assets or liabilities of Motor Cargo or Union Pacific, nor was it furnished with any such appraisals or valuations. In addition, Morgan Keegan was informed that it is the intention of the parties that the Offer and the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and assumed that the Offer and the Merger would be consummated in accordance with the terms set forth in the draft Merger Agreement and in compliance with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal, state and local statutes, rules, regulations and ordinances. Morgan Keegan's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. In addition, Morgan Keegan did not express any opinion as to the actual value of the Union Pacific common stock or the prices at which the Union Pacific common stock would trade following the date of its opinion.

   Morgan Keegan, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Morgan Keegan is familiar with Motor Cargo, having provided certain investment banking services to Motor Cargo from time to time, including having acted as its financial adviser in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement.

   Morgan Keegan provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Motor Cargo or Union Pacific for its own account or for the accounts of customers. Morgan Keegan may provide investment banking services to Union Pacific and its subsidiaries in the future.

   The following is a summary of the material financial analyses used by Morgan Keegan in reaching its opinion and does not purport to be a complete description of the analyses performed by Morgan Keegan. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or about October 15, 2001 and is not necessarily indicative of current market conditions. Readers should understand that the order of analyses and the results derived from these analyses described below do not represent relative importance or weight given to these analyses by Morgan Keegan. The summary of the financial analyses includes information presented in tabular format. In order to understand fully the financial analyses used by Morgan Keegan, these tables must be read together with the text of each summary. The tables alone do not describe completely the financial analyses.

Historical Stock Price and Exchange Ratio Performance Analysis

   Morgan Keegan examined the historical closing prices of Motor Cargo common stock and Union Pacific common stock from October 16, 2000 to October 15, 2001. During this time period, Motor Cargo common stock reached a high of $10.06 per share and a low of $5.13 per share. For the same time period, Union Pacific common stock reached a high of $60.60 per share and a low of $39.38 per share.

   Morgan Keegan compared the historical ratios of the average closing price of Union Pacific common stock to the average closing price of Motor Cargo common stock for various periods ended October 15, 2001. Morgan Keegan also examined the premium or discount represented by the transaction exchange ratio over the average exchange ratio for various time periods. The following table sets forth the results:

                              Average Market Transaction Exchange Ratio/
Period Ended 10/15/01         Exchange Ratio Avg. Market Exchange Ratio
---------------------         -------------- ---------------------------
1 trading day (Oct. 15, 2001)     0.2072                25.5%
Last 10 trading days.........     0.2073                25.4%
Last 30 trading days.........     0.1808                43.8%
Last 180 trading days........     0.1596                62.9%
Since Oct. 16, 2000..........     0.1530                70.0%

The transaction exchange ratio is higher than the average exchange ratio of the closing prices for all time periods analyzed.

Peer Group Analysis

   Morgan Keegan compared financial, market and operating information of Motor Cargo and Union Pacific with corresponding data for two groups:

   . a group of LTL carriers, consisting of Arkansas Best Corporation, Arnold
     Industries, Consolidated Freightways, Old Dominion Freight Line, Roadway Corporation, USFreightways and Yellow Corporation; and

   . a group of Class I railroad companies, consisting of Burlington Northern
     Santa Fe, CSX Corporation and Norfolk Southern.

   Specifically, Morgan Keegan:

   . calculated the enterprise value of each company as a multiple of its respective: LTM sales, LTM EBITDA and LTM EBIT;

   . calculated the market capitalization of each company as a multiple of its respective: LTM net income from continued operations and its latest publicly-available book value;

   . applied the median valuation multiples from their respective peer group to Motor Cargo's and Union Pacific's results for the latest twelve months ended June 30, 2001 or book value as of June 30, 2001 to derive an implied range of equity values and price per share for Motor Cargo and Union Pacific; and

   . used the implied price per share information to calculate an implied range of exchange ratios.

   The enterprise value of a company is equal to the value of its fully-diluted common equity plus debt and the liquidation value of its preferred stock, if any, minus cash and the value of certain other assets including minority interests in other entities. LTM means the last twelve-month period for which financial data for the company at issue has been reported. EBITDA means earnings before interest, taxes, depreciation and amortization. EBIT means earnings before interest and taxes.

   The results of that analysis are set forth in the following table:

Motor Cargo

                                           Peer Group    Implied Price
                                        Median Multiples   per Share
                                        ---------------- -------------
Sales..................................       0.4x          $ 8.66
EBITDA.................................       3.8x           11.31
EBIT...................................       7.3x           11.78
Book Value.............................       1.3x           11.93
Net Income.............................      11.8x           12.15

Union Pacific

                                           Peer Group    Implied Price
                                        Median Multiples   per Share
                                        ---------------- -------------
Sales..................................       1.9x          $51.44
EBITDA.................................       9.0x           68.76
EBIT...................................      15.3x           73.43
Book Value.............................       1.2x           43.32
Net Income.............................      23.1x           77.52

   Based on peer group analysis, Morgan Keegan derived an implied share price range of $8.66 to $12.15 for Motor Cargo and $43.52 to $77.52 for Union Pacific and an implied exchange ratio range of 0.1568 to 0.2000.

Discounted Cash Flow Analysis

   Morgan Keegan performed a discounted cash flow analysis on the projected cash flows of Motor Cargo for the fiscal year ending December 31, 2002 through December 31, 2006 using projections and assumptions provided by the management of Motor Cargo. Morgan Keegan used a range of discount rates (10.17% to 11.17%) and terminal multiples (3.0x to 4.0x) based on estimated EBITDA for the fiscal year ending December 31, 2006 to calculate a range of implied equity values and price per share for Motor Cargo common stock. The implied share prices were compared to Union Pacific's closing share price on October 15, 2001 of $48.02 to calculate a range of implied exchange ratios.

   Based on discounted cash flow analysis, Morgan Keegan derived an implied Motor Cargo share price range of $10.47 to $13.53 and an implied exchange ratio range 0.2266 to 0.2928.

Pro Forma Impact Analysis

   Morgan Keegan analyzed certain pro forma effects of the Merger, including the impact of the Merger on First Call's estimate of Union Pacific's earnings per share for the year ended December 31, 2002 using different assumptions for the composition of the stock/cash consideration. Morgan Keegan determined that the transaction would be slightly dilutive to Union Pacific's stand-alone consensus 2002 earnings per share estimates as reported by First Call, assuming that 100% of the consideration is Union Pacific common stock. However, the transaction would be slightly accretive to Union Pacific's estimated 2002 earnings per share if approximately 5% or more of the consideration is cash. Morgan Keegan did not incorporate any synergies or cost savings into this analysis and noted that since Union Pacific's estimated net income is significantly larger than Motor Cargo's, the change in the accretive or dilutive effect of the various scenarios is minimal. The pro forma impact analysis assumed: acquisition debt is financed at 7.0%; effective tax rate of 37.5%; goodwill will not be amortized and will be accounted for in accordance with Statement of Financial Accounting Standards No. 142; and transaction fees of $2.0 million amortized over five years.


Premium Analysis

   Morgan Keegan analyzed the premiums paid for selected completed non-financial institution and non-technology mergers and acquisitions of publicly-traded companies with equity values between $25 million and $100 million since January 1, 2000. Morgan Keegan analyzed the premiums paid for all trucking (truckload and less-than-truckload) mergers and acquisitions of publicly-traded companies since October 1, 1997. Morgan Keegan analyzed the premiums paid over the analyzed target company's stock price one day, one week and one month prior to the announcement date of their respective transactions, calculated the median of these premiums and applied these premiums to Motor Cargo's closing stock price on October 15, 2001, October 9, 2001 and August 28, 2001 to calculate an implied share price for Motor Cargo common stock. The implied share price for Motor Cargo common stock was divided by Union Pacific's closing price on October 15, 2001 to calculate an implied exchange ratio.

   The median premiums over the one-day, five-day and thirty-day closing prices for the non-financial institution and non-technology transactions were 25.5%, 30.3% and 45.8%, respectively. The median premiums over the one-day, five-day and thirty-day closing prices for the trucking transactions were 24.2%, 23.1% and 30.3%, respectively. Cash consideration of $12.10 per share of Motor Cargo common stock represents a premium of 21.6%, 28.0% and 37.5% to its closing price share on October 15, 2001, October 9, 2001 and August 28, 2001, respectively.

   Based on the average premium paid for non-financial and non-technology transactions since January 1, 2000, the implied Motor Cargo share price range is $12.32 to $12.83 and the implied exchange ratio is 0.2565 to 0.2672. Based on the average premium paid in all trucking transactions since October 1, 1997, the implied Motor Cargo share price range is $11.47 to $12.36 and the implied exchange ratio is 0.2388 to 0.2574.

   The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Morgan Keegan's opinion. In arriving at its fairness determination, Morgan Keegan considered the results of all such analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Morgan Keegan made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. No company or transaction used in the above analyses is directly comparable to Motor Cargo or the contemplated transactions. In addition, mathematical analysis such as determining the mean or median is not in itself a meaningful method of using selected data. The analyses were prepared solely for purposes of Morgan Keegan providing its opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of Motor Cargo pursuant to the Offer and the Merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based on forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Motor Cargo, Morgan Keegan or any other person assumes responsibility if future results are materially different from those forecast. As described below, the opinion of Morgan Keegan to the Board of Directors was among many factors taken into consideration by the Board of Directors in making its determination to approve the Merger Agreement.

   (c)  Intent to Tender.

   To Motor Cargo's knowledge, after reasonable inquiry, all of its executive officers, directors, and affiliates currently intend to tender all shares of Motor Cargo common stock that are held of record or are beneficially owned by them pursuant to the Offer, other than the shares of Motor Cargo common stock, if any, held by such persons that, if tendered, could cause them to incur liability under Section 16(b) of the Securities Exchange Act of 1934. Prior to the completion of the Offer, executive officers and directors have indicated they may exercise options to purchase in the aggregate up to 229,000 shares of Motor Cargo common stock and sell the underlying shares in brokerage transactions. Harold R. Tate, Chairman of the Board and Chief Executive Officer of Motor Cargo, and Marvin L. Friedland, Vice President and General Counsel of Motor Cargo, have entered into Shareholder Agreements with Union Pacific, pursuant to which they have agreed to tender all of their shares of Motor Cargo common stock in the Offer. Mr. Tate and, subject to certain exceptions, Mr. Friedland have agreed to elect to receive only Union Pacific common stock for their shares of Motor Cargo common stock.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used.

   Pursuant to the Engagement Letter, Motor Cargo retained Morgan Keegan to act as its exclusive financial advisor with respect to a possible business combination involving Motor Cargo. Morgan Keegan was retained to (1) provide advisory services, including general business and financial analysis of Motor Cargo, (2) identify opportunities for the sale of Motor Cargo including the approach of two specific potential acquirors, (3) advise Motor Cargo concerning opportunities for such sale, whether or not identified by Morgan Keegan, (4) if requested by Motor Cargo, participate on Motor Cargo's behalf in negotiations concerning such sale and (5) if requested by Motor Cargo, deliver an opinion to the Board of Directors with respect to the fairness of any such transaction to the shareholders of Motor Cargo, from a financial point of view.

   As compensation for the services provided by Morgan Keegan, Motor Cargo agreed to pay Morgan Keegan (1) an opinion fee of $250,000 upon delivery by Morgan Keegan of a fairness opinion with respect to a sale of Motor Cargo, and
(2) a transaction fee of 1.25% of the gross value of all cash, securities and other property paid directly or indirectly by an acquiror to the shareholders of Motor Cargo, including the value of any indebtedness assumed by the acquiring party. Motor Cargo also agreed to reimburse Morgan Keegan for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Morgan Keegan against certain liabilities in connection with its engagement. In the past, Morgan Keegan and its affiliates have provided certain financial and investment banking services to Motor Cargo and have received compensation for such services.

   Morgan Keegan has informed Motor Cargo that, in the ordinary course of its trading and brokerage activities, they or their affiliates may at any time hold long or short positions and may trade or otherwise effect transactions, for their own accounts and the accounts of customers, in debt or equity securities of Motor Cargo or Union Pacific.

   Except as set forth above, neither Motor Cargo nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders of Motor Cargo on Motor Cargo's behalf with respect to the Offer.

Item 6.  Interest in Securities of the Subject Company.

   To the knowledge of Motor Cargo, except as otherwise set forth in this
Schedule 14D-9, no transactions in Motor Cargo common stock have been effected during the past 60 days by Motor Cargo or by any affiliate or subsidiary of Motor Cargo or any of their officers or directors.

Item 7.  Purposes of the Transaction and Plans or Proposals.

   Motor Cargo is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Motor Cargo's securities by Motor Cargo, any subsidiary of Motor Cargo or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Motor Cargo or any subsidiary of Motor Cargo; (3) a purchase, sale or transfer of a material amount of assets of Motor Cargo or any subsidiary of Motor Cargo; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Motor Cargo.

   There are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.  Additional Information.

Information Statement Pursuant to Rule 14f-1.

   The Information Statement attached as Annex I to this Schedule is being furnished in connection with the possible designation by Union Pacific, under the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of Motor Cargo's shareholders.

Merger Statute

   Under the Utah Revised Business Corporation Act, if Union Pacific acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Motor Cargo common stock and contributes the acquired shares to Merger Subsidiary, Merger Subsidiary may effect the Merger without the approval of Motor Cargo's shareholders. If Merger Subsidiary does not acquire at least 90% of the outstanding shares of Motor Cargo common stock, however, the approval of Motor Cargo's shareholders will be required to effect the Merger.

Utah Control Shares Acquisition Act

   The Utah Control Shares Acquisition Act provides that "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the shareholders of the corporation. "Control shares" are shares that, when added to shares then owned or controlled by a shareholder, increase the shareholder's control of voting power above one of three thresholds: more than one-fifth, more than one-third, or more than one-half of the outstanding voting power of the corporation. Under Utah law, a corporation may provide in its articles of incorporation or bylaws that the Control Shares Acquisition Act does not apply to the corporation. Motor Cargo's bylaws, as amended, provide that the Control Shares Acquisition Act does not apply to acquisitions of Motor Cargo's capital stock.

Dissenters' Rights

   In connection with the Offer, Motor Cargo shareholders do not have dissenters' rights. Motor Cargo shareholders who choose not to tender their shares in the Offer may exercise dissenters' rights in connection with the Merger in accordance with the Utah Revised Business Corporation Act. The Utah Revised Business Corporation Act provides that a shareholder, whether or not entitled to vote, is entitled to dissent from a plan of merger and obtain payment of the fair value of shares held by the shareholder. If a dissenting shareholder and Motor Cargo do not agree on the fair value of the shareholder's shares, the shareholder will have the right to judicial determination of the fair value of the shares. The value so determined could be more or less than the price per share to be paid under the Offer and the Merger. To assert dissenters' rights, a shareholder must demand payment pursuant to Part 13 of the Utah Revised Business Corporation Act. Failure to follow the steps required by Part 13 may result in the loss of dissenters' rights.

United States Antitrust Compliance

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and to the FTC and certain waiting period requirements have been satisfied. The purchase of the shares of Motor Cargo common stock pursuant to the Offer is subject to these requirements.

   Pursuant to the requirements of the HSR Act, Union Pacific and Motor Cargo each filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on October 26, 2001. The Offer cannot be completed until a waiting period of 30 days has expired or been terminated early by the federal agencies. The waiting period commences on the date that both Motor Cargo and Union Pacific have substantially complied with the filing requirements. The FTC or the Antitrust Division can also request additional information and materials from Union Pacific and from Motor Cargo in connection with their review of the Offer. Should there be a request for additional information, Union Pacific and Motor Cargo cannot complete the Offer until 30 days after the parties have substantially complied with the request for additional information, unless the 30-day waiting period is terminated early. If either federal agency believes that the Offer would violate the federal antitrust laws by substantially lessening competition in any line of commerce affecting United States consumers, it has the authority to seek to enjoin the transactions. Expiration or termination of the HSR Act waiting period is a condition to the Offer.

   Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

   If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the proposed transaction, Union Pacific and Motor Cargo may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while those discussions are ongoing. Union Pacific and Motor Cargo have agreed to use their respective reasonable best efforts to resolve any antitrust issues.

   On November 13, 2001, Motor Cargo issued a press release announcing that the Department of Justice and the Federal Trade Commission had granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the Offer. A copy of the press release was filed as Exhibit (a)(6) hereto and incorporated herein by reference.

Consummation of the Offer

   On November 30, 2001, Union Pacific and Motor Cargo jointly issued a press release filed as Exhibit (a)(8) hereto and incorporated herein by reference announcing the expiration of the Offer. The Offer expired at midnight, New York City time, on Thursday, November 29, 2001. All shares of Motor Cargo common stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer have been accepted for exchange and will be exchanged promptly for either Union Pacific common stock or cash, as per the election of each tendering Motor Cargo shareholder. Approximately 6,708,800 shares of Motor Cargo common stock were validly tendered and not properly withdrawn prior to the expiration of the Offer, which constitutes approximately 98.3% of the total number of outstanding shares of Motor Cargo common stock. In addition, the preliminary count by the exchange agent indicated that an additional 163,100 Motor Cargo shares were tendered pursuant to notices of guaranteed delivery.

   Pursuant to the Merger Agreement, upon acceptance by Union Pacific of the Motor Cargo shares, Union Pacific was entitled to appoint a majority of the members of the board of directors of Motor Cargo. Union Pacific has appointed James R. Young, Carl W. von Bernuth, Mary S. Jones, Joseph E. O'Conner and James J. Theisen, Jr. to serve as members of the board of Motor Cargo. Except for Marvin L. Friedland and Louis V. Holdener, who have continued as members of the Motor Cargo board, all former members of the board of directors of Motor Cargo have resigned.

Item 9.  Exhibits.

Exhibit No.                                            Description
-----------                                            -----------

    (a)(1)  Preliminary Prospectus dated October 31, 2001 (incorporated by reference to Exhibit (a)(1) to the
              Schedule TO of Union Pacific filed on October 31, 2001).

    (a)(2)  Letter of Election and Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Union Pacific filed on October 31, 2001).

    (a)(3)  Letter to holders of Motor Cargo common stock, dated October 31, 2001.*

    (a)(4)  Joint Press Release issued by Union Pacific and Motor Cargo on October 15, 2001 (incorporated by reference to Exhibit 99.1 to Motor Cargo's Current Report on Form 8-K filed on October 16,
              2001).

    (a)(5)  Opinion of Morgan Keegan & Company, Inc., dated October 15, 2001 (included in Annex II hereto).*

    (a)(6)  Press Release issued by Motor Cargo on November 13, 2001 (previously filed with Amendment No. 1 to Motor Cargo's Schedule 14D-9).

    (a)(7)  Prospectus, dated November 29, 2001, filed by Union Pacific on November 29, 2001 pursuant to
              Rule 424(b)(3) under the Securities Act of 1933, as amended (incorporated by reference).

    (a)(8)  Joint Press Release issued by Union Pacific and Motor Cargo on November 30, 2001 (previously filed with Amendment No. 3 to Motor Cargo's Schedule 14D-9).

    (e)(1)  Agreement and Plan of Merger, dated as of October 15, 2001, by and among Motor Cargo, Union
              Pacific and Merger Subsidiary (incorporated by reference to Exhibit 2.1 to Union Pacific's
              Current Report on Form 8-K filed on October 16, 2001).

    (e)(2)  Shareholder Agreement, dated October 15, 2001, between Union Pacific and Harold R. Tate
              (incorporated by reference to Exhibit 99.2 to Union Pacific's Current Report on Form 8-K filed on October 16, 2001).

    (e)(3)  Shareholder Agreement, dated October 15, 2001, between Union Pacific and Marvin L. Friedland
              (incorporated by reference to Exhibit 99.3 to Union Pacific's Current Report on Form 8-K filed on October 16, 2001).

    (e)(4)  Confidentiality Agreement, dated March 7, 2001, between Overnite Transportation Company and
              Morgan Keegan & Company, Inc., as agent for Motor Cargo.

    (e)(5)  Information Statement of Motor Cargo, dated October 31, 2001 (included as Annex I hereto).*

--------
*  Included in copies mailed to shareholders

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MOTOR CARGO INDUSTRIES, INC.



                                          /s/ LYNN H. WHEELER
                                                     Lynn H. Wheeler
                                              Vice President of Finance and
                                                 Chief Financial Officer

Dated:  November 30, 2001

                                                                        Annex I

                         Motor Cargo Industries, Inc.
                            845 West Center Street
                          North Salt Lake, Utah 84054

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

   This Information Statement is being furnished to holders of the outstanding shares of common stock, no par value, of Motor Cargo Industries, Inc., a Utah corporation ("Motor Cargo"), in connection with the possible designation by Union Pacific Corporation, a Utah corporation ("Union Pacific"), of at least a majority of the members of the board of directors of Motor Cargo (the "Board of Directors") pursuant to the terms of an Agreement and Plan of Merger, dated as of October 15, 2001 (the "Merger Agreement"), by and among Motor Cargo, Union Pacific and Motor Merger Co., a Utah corporation and a wholly-owned subsidiary of Union Pacific ("Merger Subsidiary"). This information is being provided solely for informational purposes and not in connection with a vote of Motor Cargo's shareholders.

   The Merger Agreement provides that upon the acceptance of shares of Motor Cargo common stock for payment by Union Pacific in a tender offer for all outstanding shares of Motor Cargo (the "Offer"), Union Pacific may designate such number of directors on the Board of Directors (the "Union Pacific Designees") as is equal to the product (rounded up to the next whole number) obtained by multiplying the total number of directors then on the Board of Directors by the percentage that the number of shares of Motor Cargo common stock then owned or accepted for payment by Union Pacific bears to the total number of shares of Motor Cargo common stock then outstanding; provided, however, that prior to the completion of a merger as described in the Merger Agreement (the "Merger"), the Board of Directors will always have at least two members who were directors prior to the Offer. Motor Cargo will, to the extent permitted by applicable law, increase the size of the Board of Directors or secure the resignation of, or remove, existing directors so as to enable the Union Pacific Designees to be appointed to the Board of Directors in accordance with the Merger Agreement.

   The information contained in this Annex I concerning Union Pacific and Merger Subsidiary has been furnished to Motor Cargo by Union Pacific, and Motor Cargo assumes no responsibility for the accuracy or completeness of any such information.

                               VOTING SECURITIES

   As of October 26, 2001, there were 6,473,140 shares of Motor Cargo common stock outstanding. Each share of Motor Cargo common stock entitles its holder to one vote.

                              BOARD OF DIRECTORS

   The Board of Directors currently consists of six members, each of whom serves a one-year term. The names and certain information concerning the experience and background of the current directors are set forth below.

Name                        Age                    Position
----                        ---                    --------
Harold R. Tate............. 75  Chief Executive Officer, Chairman of the Board,
                                Director
Louis V. Holdener.......... 63  President and Chief Operating Officer, Director
Marvin L. Friedland........ 59  Vice President, General Counsel and Secretary,
                                Director
Robert Anderson............ 80  Director
James Clayburn LaForce, Jr. 72  Director
Merlin J. Norton........... 72  Director

   Harold R. Tate has over 50 years experience in the trucking industry and has served as Chairman of the Board of Directors of Motor Cargo and its predecessors since 1947. Mr. Tate served as Chief Executive Officer of Motor Cargo and its predecessors from 1947 to March 1997, and was again elected as Motor Cargo's Chief Executive Officer effective April 1, 2001. Mr. Tate also serves as a member of the Board of Trustees of the Buffalo Bill Historical Center.

   Louis V. Holdener has over 30 years experience in the trucking industry. Mr. Holdener has been employed by Motor Cargo since 1965, and was named President and Chief Operating Officer of Motor Cargo and appointed to the Board of Directors effective April 1, 2001. Mr. Holdener has also served as President of Motor Cargo's primary operating subsidiary (the "Operating Subsidiary") since 1991, and served as Vice President of Motor Cargo from 1997 to 2001. Prior to 1991, Mr. Holdener served in various positions with Motor Cargo, including Vice President of Operations of the Operating Subsidiary.

   Marvin L. Friedland has served as Vice President and General Counsel of Motor Cargo and its predecessors since 1982. Prior to joining Motor Cargo, Mr. Friedland was an attorney in private practice. Mr. Friedland was appointed to the Board of Directors in 1996. Mr. Friedland is a Certified Public Accountant and a member of the California Bar and the Utah Bar.

   Robert Anderson has served as a director of Motor Cargo since December 1, 1997. Mr. Anderson was formerly Chairman and Chief Executive Officer of Rockwell International Corporation. He has served as Chairman Emeritus of Rockwell International Corporation since 1990. Mr. Anderson is also a director of Gulfstream Aerospace Corporation and Aftermarket Technology Corp.

   James Clayburn LaForce, Jr. has served as a director of Motor Cargo since December 1, 1997. Mr. LaForce is Dean Emeritus of the John B. Anderson School of Management, University of California, Los Angeles. He is also a director of BlackRock Funds, CancerVax Corporation, The Timken Company, Jacobs Engineering Group, Inc. and Provident Investment Council Mutual Funds, and he is a trustee of the Trust for Investment Managers.

   Merlin J. Norton has served as a director of Motor Cargo since April 9, 2001. Mr. Norton is Chairman of Great Western Leasing and Sales, a provider of trailers, storage containers and other equipment. Mr. Norton served as Chairman of the Board of PST Vans, Inc. from 1980 to 1987. Prior to that, Mr. Norton served as Chairman of the Board of FB Truckline Company from 1968 to 1978.

Meetings and Committees

   The current committees of the Board of Directors include an Audit Committee, a Compensation Committee and a Performance-Based Compensation Committee.

   The functions of the Audit Committee are to recommend to the Board of Directors independent auditors for Motor Cargo, to analyze the reports and recommendations of such auditors and to review internal audit procedures and controls. The Audit Committee consists of Robert Anderson, James Clayburn LaForce, Jr. and Merlin J. Norton. Four meetings of the Audit Committee were held in 2000.

   The functions of the Compensation Committee are to review and adjust the salaries of the principal officers and key executives of Motor Cargo. The Compensation Committee also administers Motor Cargo's executive compensation and benefit plans. The Compensation Committee consists of Harold R. Tate, Robert Anderson, James Clayburn LaForce, Jr. and Merlin J. Norton. One meeting of the Compensation Committee was held in 2000.

   The sole function of the Performance-Based Compensation Committee is to qualify certain stock options and rights granted under Motor Cargo's 1997 Stock Option Plan as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. The Performance-Based Compensation Committee consists of Robert Anderson and James Clayburn LaForce, Jr. No meetings of the Performance Based Compensation Committee were held in 2000.

   The Board of Directors held a total of four regular meetings in 2000. During 2000, each incumbent director attended 75% or more of the total number of meetings of the Board of Directors and the committees of the Board of Directors on which he served that were held during the periods he served.

                            UNION PACIFIC DESIGNEES

   Upon the acceptance of shares of Motor Cargo common stock for payment by Union Pacific in the Offer, Motor Cargo expects that all of the members of the Board of Directors will resign except for Marvin L. Friedland and Louis V. Holdener. If the shares of Motor Cargo common stock tendered for payment in the Offer represent two thirds of the outstanding shares of Motor Cargo common stock, and if all but two of the current members of the Board of Directors resign, Union Pacific will have the right to appoint four members of the Board of Directors. Union Pacific has informed Motor Cargo that it will appoint James
R. Young, Carl W. von Bernuth, Mary S. Jones and Joseph E. O'Connor. If the shares of Motor Cargo common stock tendered for payment in the Offer represent more than two thirds of the outstanding shares of Motor Cargo common stock, Union Pacific has informed Motor Cargo that it intends to appoint James J. Theisen as an additional member of the Board of Directors. Assuming that all but two of the current members of the Board of Directors resign upon the acceptance of shares of Motor Cargo common stock for payment by Union Pacific in the Offer, Union Pacific has informed Motor Cargo that it does not intend to appoint more than five members of the Board of Directors. Each of James R. Young, Carl W. von Bernuth, Mary S. Jones, Joseph E. O'Connor and James J. Theisen, who together constitute the Union Pacific Designees, is an employee of Union Pacific or its affiliates. Biographical information for each of these persons is set forth below. Union Pacific has informed Motor Cargo that each of these persons has consented to act as a director of Motor Cargo if so designated. It is expected that none of the Union Pacific Designees will receive any compensation for serving as a director. Pursuant to the Merger Agreement, Union Pacific also has the right to designate the Union Pacific Designees as members of the committees of the Board of Directors. Motor Cargo has not been informed of any decision by Union Pacific as to the membership of any such committees.

   James R. Young, 48, was elected Executive Vice President--Finance of Union Pacific and Chief Financial Officer of Union Pacific Railroad Company effective December 1, 1999. Mr. Young was elected Controller of

Union Pacific and Senior Vice President--Finance of Union Pacific Railroad Company effective March 1999 and Senior Vice President--Finance of Union Pacific effective June 1998. He served as Treasurer of Union Pacific Railroad Company from June 1998 to March 1999. Mr. Young was Vice President--Customer Service Planning and Quality of Union Pacific Railroad Company from April 1998 to June 1998, Vice President--Quality and Operations Planning from September 1997 to April 1998 and Vice President--Finance and Quality from September 1995 to September 1997.

   Carl W. von Bernuth, 57, was elected Corporate Secretary of Union Pacific effective April 1997. Mr. von Bernuth has been Senior Vice President and General Counsel of Union Pacific during the past five years.

   Mary S. Jones, 48, was elected Vice President and Treasurer of Union Pacific effective March 1999. Ms. Jones served as Vice President--Investor Relations of Union Pacific from June 1998 to March 1999. She was Assistant Vice President--Treasury and Assistant Treasurer of Union Pacific from September 1996 to June 1998 and prior thereto she was Assistant Treasurer.

   Joseph E. O'Connor, Jr., 44, was named Vice President--Planning & Analysis for Union Pacific Railroad Company in February 2000. Mr. O'Connor served as Vice President--Bulk Products, Network Design & Integration for Union Pacific Railroad Company from September 1998 to January 2000 and prior thereto he was Vice President and Controller for Union Pacific.

   James J. Theisen, Jr., 38, was named Senior Corporate Counsel for Union Pacific in June 1999. Mr. Theisen has served as Assistant Secretary of Union Pacific since November 1999 and Assistant Secretary of Union Pacific Railroad Company since May 2000. Mr. Theisen served as General Attorney for Union Pacific Railroad Company from August 1997 to May 1999 and prior thereto was Senior Corporate Attorney for Union Pacific.

                              EXECUTIVE OFFICERS

   The following table sets forth certain information with respect to the executive officers and key employees of Motor Cargo.

Name                  Age                        Position
----                  ---                        --------
Harold R. Tate....... 75  Chairman and Chief Executive Officer, Director
Louis V. Holdener.... 63  President and Chief Operating Officer, Director
Marvin L. Friedland.. 59  Vice President and General Counsel, Secretary, Director
Lynn H. Wheeler...... 60  Vice President and Chief Financial Officer
R. Scott Price....... 37  Vice President of Sales and Marketing
Matthew T. McClure(1) 39  Vice President of Operations
Steven E. Wynn(1).... 51  Vice President of Human Resources
Kevin L. Avery(1).... 43  Vice President of Traffic

--------
(1) Messrs. McClure, Wynn and Avery are officers of the Operating Subsidiary and are not officers of Motor Cargo.

   Harold R. Tate has over 50 years of experience in the trucking industry and has served as Chairman of the Board of Motor Cargo and its predecessors since 1947. Mr. Tate served as Chief Executive Officer of Motor Cargo and its predecessors from 1947 to March 1997, and was again elected as Motor Cargo's Chief Executive Officer effective April 1, 2001. Mr. Tate also serves as a member of the Board of Trustees of the Buffalo Bill Historical Center.

   Louis V. Holdener has over 30 years experience in the trucking industry. Mr. Holdener has been employed by Motor Cargo since 1965, and was named President and Chief Operating Officer of Motor Cargo and appointed to the Board of Directors effective April 1, 2001. Mr. Holdener has also served as President of the

Operating Subsidiary since 1991, and served as Vice President of Motor Cargo from 1997 to 2001. Prior to 1991, Mr. Holdener served in various positions with Motor Cargo, including Vice President of Operations of the Operating Subsidiary.

   Marvin L. Friedland has served as Vice President and General Counsel of Motor Cargo and its predecessors since 1982. Prior to joining Motor Cargo, Mr. Friedland was an attorney in private practice. Mr. Friedland was appointed to the Board of Directors in 1996. Mr. Friedland is a Certified Public Accountant and a member of the California Bar and the Utah Bar.

   Lynn H. Wheeler has been employed by Motor Cargo since 1983 and has served as Vice President of Finance of the Operating Subsidiary since 1988. Mr. Wheeler was appointed Vice President and Chief Financial Officer of Motor Cargo in March 1997. Mr. Wheeler is a Certified Public Accountant, a Certified Internal Auditor and a member of the American Institute of Certified Public Accountants.

   R. Scott Price joined Motor Cargo in 1986 and has served as a Vice President of Sales and Marketing of Motor Cargo since February 1999. From October 1997 to February 1999, Mr. Price served as a Vice President of Motor Cargo responsible for overseeing MCDS. From 1995 to 1997, Mr. Price served as Vice President of Sales of the Operating Subsidiary. From 1986 to 1995, Mr. Price held various positions with the Operating Subsidiary, including Service Center Manager and Director of Corporate Accounts.

   Matthew T. McClure joined Motor Cargo in 1987 and has served as Vice President of Operations of the Operating Subsidiary since January 2001. Prior to that, Mr. McClure served as Director of Linehaul Operations for the Operating Subsidiary from 1998 to 2001. From 1987 to 1998, Mr. McClure served in various positions with Motor Cargo.

   Steven E. Wynn has been employed by the Operating Subsidiary since 1973 and has served as Vice President of Human Resources of the Operating Subsidiary since February 1999. From 1991 to 1999, Mr. Wynn served as Vice President of Operations of the Operating Subsidiary. From 1973 to 1991, Mr. Wynn served in various positions, including Director of Linehaul Operations and Director of Operations for the Operating Subsidiary.

   Kevin L. Avery joined Motor Cargo in 1985 and has served as Vice President of Traffic of the Operating Subsidiary since 1992. From 1985 to 1992, Mr. Avery served in various positions, including Director of Pricing, Rate Department Manager and Director of Quality Assurance for the Operating Subsidiary.

               BENEFICIAL OWNERSHIP OF MOTOR CARGO COMMON STOCK

   Set forth below is certain information as of October 26, 2001 (except as otherwise indicated below) with respect to the beneficial ownership of Motor Cargo common stock by (i) each person who, to the knowledge of Motor Cargo, is the beneficial owner of more than 5% of the outstanding shares of Motor Cargo common stock (Motor Cargo's only class of voting securities), (ii) each director, (iii) each Named Executive Officer (as defined in the Summary Compensation Table, below) and (iv) all directors and executive officers as a group.

                                                                        Right to Acquire
                                                 Amount and Nature of   Within 60 Days of  Percent of
Name and Address of Beneficial Owner(1)         Beneficial Ownership(2) October 19, 2001     Class
---------------------------------------         ----------------------- ----------------- ------------
Averitt, Inc.(3)...............................          369,600                  --          5.7%
J.P. Morgan Chase & Co.(4).....................          438,455                  --          6.8%

Directors:
Harold R. Tate.................................        3,858,000                  --         59.6%
Louis V. Holdener..............................           15,640              40,000      Less than 1%
Marvin L. Friedland............................          188,153              32,500          3.2%
Robert Anderson................................               --              17,500      Less than 1%
James Clayburn LaForce, Jr.....................            2,000              17,500      Less than 1%
Merlin J. Norton...............................               --                  --           --

Nondirector Named Executive Officers:
Marshall L. Tate(5)............................          141,153                  --          2.7%
Lynn H. Wheeler................................            1,000              27,500      Less than 1%
R. Scott Price.................................               --              25,000      Less than 1%
All directors and executive officers as a group
  (12 persons).................................        4,206,461             211,500         65.7%

--------
(1) Unless otherwise indicated in these footnotes, the mailing address of each beneficial owner listed is 845 West Center Street, North Salt Lake, Utah 84054.
(2) Except as otherwise noted, each of the beneficial owners listed in the table has, to the knowledge of Motor Cargo, sole voting and investment power with respect to the indicated shares of Motor Cargo common stock.
(3) The mailing address for Averitt, Inc. is Corporate Service Center, Perimeter Place One, 518 Old Kentucky Road, Cookeville, Tennessee 38501.
(4) The mailing address for J.P. Morgan Chase & Co., and its wholly-owned subsidiary, Robert Fleming, Inc., is 270 Park Avenue, New York, New York 10017.
(5) Marshall L. Tate resigned as President and Chief Executive Officer of Motor Cargo on March 31, 2001. The information regarding Mr. Tate's beneficial ownership is as of that date.

   On October 15, 2001, Union Pacific entered into Shareholder Agreements with two principal shareholders of Motor Cargo who own, in the aggregate, approximately 62.5% of the outstanding shares of Motor Cargo common stock. For a description of these agreements, see "The Shareholder Agreements" under Item 3 of the Schedule 14D-9 to which this Information Statement is attached.

                            EXECUTIVE COMPENSATION

   Set forth below is certain information with respect to the compensation paid by Motor Cargo to the Chairman of the Board, the President and Chief Executive Officer and each of the other three most highly compensated current executive officers of Motor Cargo (each, a "Named Executive Officer"), for services in all capacities to Motor Cargo and its subsidiaries during the years ended 2000, 1999 and 1998.

                          Summary Compensation Table

                                                              Long Term Compensation
                                                           ------------------------------

                                    Annual Compensation           Awards         Payouts
                                  ------------------------ --------------------- ------- ---------
                                                   Other              Securities            All
                                                  Annual   Restricted Underlying           Other
                                                  Compen-    Stock     Options/   LTIP    Compen-
     Name and Principal           Salary  Bonus  sation(1)  Award(s)   SARs(2)   Payouts sation(3)
          Position           Year  ($)     ($)      ($)       ($)        (#)       ($)      ($)
---------------------------- ---- ------- ------ --------- ---------- ---------- ------- ---------

Harold R. Tate.............. 2000 250,000     --    --         --           --     --         --
 Chairman of the Board and   1999 250,000     --    --         --           --     --         --
 Chief Executive Officer (4) 1998 250,000     --    --         --           --     --         --

Marshall L. Tate............ 2000 175,000 41,040    --         --           --     --         --
President and Chief          1999 175,000 23,625    --         --       65,000     --         --
 Executive Officer           1998 175,000 21,000    --         --           --     --         --
 until March 31, 2001(4)

Marvin L. Friedland......... 2000 140,769 25,080    --         --           --     --     19,639
 Vice President and          1999 130,000 16,800    --         --       32,500     --     19,375
 General Counsel............ 1998 130,000 16,000    --         --           --     --     24,208

Louis V. Holdener........... 2000 146,538 33,659    --         --           --     --     22,552
 President (4).............. 1999 135,000 23,625    --         --       40,000     --     19,870
                             1998 135,000 21,000    --         --           --     --     24,650

Lynn H. Wheeler............. 2000 112,231 25,080    --         --           --     --     21,108
 Vice President and          1999  98,000 16,800    --         --       27,500     --     19,292
 Chief Financial Officer.... 1998  98,000 16,000    --         --           --     --     23,364

--------
(1) Perquisites and other personnel benefits, securities or property, in the aggregate, are less than either $50,000 or 10% of the total annual salary and bonus reported for the named executive officer.
(2) The options granted in 1999, were granted on January 26, 1999 and reflect options that replaced options granted in 1997, which were cancelled, as well as grants of new options. The options have an exercise price of $7.50 per share and vest in equal installments over a four year period beginning with the first anniversary of the date the options were granted and each year thereafter. See "1997 Stock Option Plan" below.
(3) Amounts in this column include matching contributions made by Motor Cargo under its 401(k) plan on behalf of Mr. Friedland, Mr. Holdener and Mr. Wheeler of $1,652, $4,597 and $3,868, respectively, in 2000. Amounts in this column also include accrued benefits under salary continuation agreements between Motor Cargo and Mr. Friedland, Mr. Holdener and Mr. Wheeler of $17,987, $17,955 and $17,240, respectively, in 2000.
(4) Marshall L. Tate resigned as President and Chief Executive Officer, and as a director of Motor Cargo, effective March 31, 2001. Harold R. Tate, Motor Cargo's Chairman, was elected to serve as Chief Executive Officer of Motor Cargo upon Marshall Tate's resignation. At that time, Louis V. Holdener was also promoted to serve as President of Motor Cargo.

   The following table provides information as to the value of options held by each of the Named Executive Officers at the end of 2000 measured in terms of the last reported sale price for Motor Cargo common stock on December 29, 2000 ($6.75, as reported on the Nasdaq National Market System).

              Aggregated Option/SAR Exercises in Last Fiscal Year
                         and FY-End Option/SAR Values

                        Shares                Number of Securities    Value of Unexercised In-
                       Acquired              Underlying Unexercised   the-Money Options/SARs at
                          on       Value   Options/SARs at FY-End (#)  FY-End (#) Exercisable/
        Name         Exercise (#) Realized Exercisable/Unexercisable        Unexercisable
        ----         ------------ -------- -------------------------- -------------------------
Harold R. Tate......      --         --               0/0                        0/0
Marshall L. Tate (1)      --         --          16,250/48,750                   0/0
Marvin L. Friedland.      --         --          8,125/24,375                    0/0
Louis V. Holdener...      --         --          10,000/30,000                   0/0
Lynn H. Wheeler.....      --         --          6,875/20,625                    0/0

--------
(1) Marshall L. Tate resigned as President and Chief Executive Officer of Motor Cargo on March 31, 2001, and all of the options held by him were cancelled as of that date.

1997 Stock Option Plan

   On October 1, 1997, the Board of Directors adopted the Motor Cargo Industries, Inc. 1997 Stock Option Plan (the "1997 Stock Option Plan"). The purpose of the 1997 Stock Option Plan is to provide certain of Motor Cargo's key employees who are responsible for the continued growth of Motor Cargo an opportunity to acquire a proprietary interest in Motor Cargo and thereby create in such key employees an increased interest in and a greater concern for the welfare of Motor Cargo. The 1997 Stock Option Plan contains provisions for granting various stock-based awards, including incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986 as amended (the "Code"), nonqualified stock options and stock appreciation rights. The term of the 1997 Stock Option Plan is ten years, subject to earlier termination or amendment.

   The Compensation Committee of the Board of Directors administers the 1997 Stock Option Plan. Under the terms of the 1997 Stock Option Plan, the committee of the Board of Directors administering the plan is required to be composed of two or more directors. The Compensation Committee has the authority to interpret the 1997 Stock Option Plan and to determine and designate the persons to whom options or awards shall be made and the terms, conditions and restrictions applicable to each option or award (including, but not limited to, the price, any restriction or limitation, any vesting schedule or acceleration thereof, and any forfeiture restrictions). The Board of Directors may amend the 1997 Stock Option Plan but may not, without the prior approval of the shareholders of Motor Cargo, amend the plan to increase the total number of shares reserved for options and rights under the plan, reduce the exercise price of any option granted under the plan that is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, modify the provisions of the plan relating to eligibility, or materially increase the benefits accruing to participants under the plan.

   On January 26, 1999, the Board of Directors amended the 1997 Stock Option Plan to permit administration by a committee consisting of "outside directors" for the purpose of qualifying certain stock options and rights granted under the 1997 Stock Option Plan as "performance-based compensation" within the meaning of Section 162(m) of the Code. The Board of Directors has established the Performance-Based Compensation Committee, consisting of Robert Anderson and James Clayburn LaForce, Jr., for this purpose. The Compensation Committee continues to administer all other aspects of the 1997 Stock Option Plan.

   Motor Cargo has reserved 500,000 shares of common stock for issuance pursuant to the 1997 Stock Option Plan. As of October 26, 2001, options to purchase a total of 297,900 shares of common stock were outstanding under the 1997 Stock Option Plan, including options to purchase an aggregate of 100,000 shares held by certain Named Executive Officers. All such outstanding options vest over a four year period, with 25% of these options vesting on each of the first, second, third and fourth anniversaries of the date of grant. As a result of the approval of the Merger Agreement by the Board of Directors, all options outstanding under the 1997 Stock Option Plan became fully vested and exercisable in accordance with the terms of the 1997 Stock Option Plan. As permitted by the 1997 Stock Option Plan, the Board of Directors has determined that any unexercised options outstanding on the date the Merger is consummated will terminate, and in consideration of such termination, the holder of each option so terminated will be entitled to receive, with respect to each share of common stock subject to such option, an amount in cash (net of applicable withholdings) equal to the excess of $12.10 over the per share exercise price of such option.

401(k) Profit Sharing Plan

   Motor Cargo maintains a defined contribution plan (the "401(k) Plan"), which is intended to satisfy the tax qualification requirements of the Code. All Motor Cargo personnel who work 1,000 or more hours per year are eligible to participate in the 401(k) Plan after one year of service with Motor Cargo. The 401(k) Plan permits participants to contribute between 1% and 15% of their annual compensation from Motor Cargo, subject to the limit imposed by the Code. Motor Cargo is obligated to match at least 25% of employee contributions, up to 6% of a participant's annual compensation. All amounts contributed by a participant fully vest immediately. A participant becomes vested over time and is fully vested in any Motor Cargo matching contributions after seven years of service. The 401(k) Plan also permits discretionary contributions by Motor Cargo. Expenses for Motor Cargo contributions amounted to $475,000, $421,000 and $495,000 in 1998, 1999 and 2000, respectively.

Pension Plan

   Motor Cargo has a defined benefit pension plan (the "Pension Plan") covering substantially all of its employees. Benefits under the Pension Plan are based upon years of service and hours of service in each year of service. A participant is fully vested after five years of employment. Once vested, employees are entitled to receive an annual benefit for each year of service in which such employee worked at least 1,000 hours. The amount of benefit for each year of service ranges from $144 for 1,000 hours of service to $240 for 1,800 hours or more of service. Harold R. Tate receives an annual benefit of $17,256 under the Pension Plan. The estimated annual benefits payable upon retirement at normal retirement age for Marshall L. Tate, Marvin L. Friedland, Louis V. Holdener, and Lynn H. Wheeler are $4,105, $5,832, $7,320, and $5,572,
respectively.

Salary Continuation Agreements

   Motor Cargo has salary continuation agreements with four of its key management employees: Marvin L. Friedland, Louis V. Holdener, Lynn H. Wheeler and Steven E. Wynn. Under the agreements, Motor Cargo is obligated to provide for each such employee or his beneficiaries, during a period of not more than ten years after the employee's death, disability or retirement, annual benefits ranging from $17,000 to $23,000. Motor Cargo's current liability under each agreement is as follows: Marvin L. Friedland, $156,760; Louis V. Holdener, $156,710; Lynn H. Wheeler, $150,386; and Steven E. Wynn, $77,318.

Compensation Committee Report on Executive Compensation

   Prior to November 28, 1997, the Board of Directors did not have a compensation committee and the Board of Directors as a whole determined the compensation to be paid to the executive officers of Motor Cargo. On November 28, 1997, the Board of Directors established a compensation committee. The functions of the Compensation Committee are to review and adjust the salaries of the principal officers and key executives of Motor Cargo. The Compensation Committee also administers Motor Cargo's executive compensation and benefit plans. The Compensation Committee consists of Harold R. Tate, Robert Anderson, James Clayburn LaForce, Jr. and Merlin J. Norton.

   The Compensation Committee considers a number of factors in establishing compensation for executive officers, including the Chief Executive Officer and the other Named Executive Officers. The goal of the

Compensation Committee is to create compensation packages for officers and key employees that will attract, retain and motivate executive personnel who are capable of achieving Motor Cargo's short-term and long-term financial and strategic goals. Executive compensation at Motor Cargo is made up of three elements: (i) base salary, (ii) bonuses and (iii) grants of equity-based compensation (e.g., stock options and restricted stock).

   Base Salary. Base salaries for all of the executive officers of Motor Cargo for 1998 and 1999 were established by the Board of Directors based upon each employee's job responsibilities. During 2000, the Compensation Committee adjusted salaries of the executive officers, other than the Chairman and the President and Chief Executive Officer, in order to bring these salaries in line with market rates.

   Bonuses. The Board of Directors awarded cash bonuses to executive officers during 1998 based upon the financial performance of Motor Cargo. The Compensation Committee awarded bonuses for 1999 and 2000. The Compensation Committee considered a number of factors in awarding bonuses, including the financial performance of Motor Cargo and the achievement by Motor Cargo of short-term and long-term financial and strategic goals.

   Stock Options and Restricted Stock. In addition to salary and bonus, Motor Cargo has adopted the 1997 Stock Option Plan. Under the 1997 Stock Option Plan, officers and key employees are eligible to receive awards of stock options, stock appreciation rights and restricted stock. The number of stock options and/or shares of restricted stock granted to each executive officer is determined by a competitive compensation analysis and each individual's salary and responsibility.

                                          Harold R. Tate
                                          Robert Anderson
                                          James Clayburn LaForce, Jr.
                                          Merlin J. Norton

Compensation Committee Interlocks and Insider Participation

   The Compensation Committee consists of Motor Cargo's Chairman and Chief Executive Officer and three non-employee directors. Currently, the members of the Compensation Committee are Harold R. Tate, Robert Anderson, James Clayburn LaForce, Jr. and Merlin J. Norton. None of the executive officers of Motor Cargo serve as a director of another corporation in a case where an executive officer of such other corporation serves as a director of Motor Cargo.

Corporate Performance

   The following graph compares the performance (total return on investment as measured by the change in the year-end stock price plus reinvested dividends) of $100 invested in Motor Cargo common stock with that of $100 invested in the U.S. Nasdaq Index and $100 invested in the Nasdaq Transportation Index for the period from November 24, 1997 to December 31, 2000. Index data was furnished by Standard & Poor's Compustat Services, Inc. Prior to Motor Cargo's initial public offering in November 1997, there was no established trading market for Motor Cargo common stock. Accordingly, no performance comparison is presented for any period prior to November 25, 1997.


                                     [CHART]

                               Base period Indexed  Returns  Years Ending
  Company/Index                 25 Nov 97  Dec 75   Dec 98  Dec 99  Dec 00
  -------------                 ---------  ------   ------  ------  ------

  Motor Cargo Industries, Inc.    100      100.00    67.67   38.54   56.25
  Masdaq US                       100       99.07   139.71  259.66  156.26
  Nasdaq Transportation           100      101.45    91.21   88.16   80.13


Compensation of Directors

   Motor Cargo pays each non-employee director $2,500 for each meeting of the Board of Directors and $500 for each telephonic meeting of the Board of Directors attended. Motor Cargo also reimburses such directors for their expenses incurred in connection with their activities as directors. On November 24, 1997, in connection with Motor Cargo's initial public offering, a non-qualified option to purchase 10,000 shares of Motor Cargo common stock at the initial public offering price of $12.00 per share was granted to each of Robert Anderson and James Clayburn LaForce, Jr.

   On January 26, 1999, the Board of Directors adopted the 1999 Stock Option Plan for Non-Employee Directors (the "1999 Stock Option Plan"). The purpose of the plan is to encourage the highest level of performance from those members of the Board of Directors who are not employees of Motor Cargo by providing them with a proprietary interest in the financial success of Motor Cargo. Pursuant to the 1999 Stock Option Plan, on January 26, 1999, the Board of Directors approved the cancellation of the existing stock options held by Messrs. Anderson and LaForce and granted new options to Mr. Anderson and Mr. LaForce. An option to purchase 17,500 shares of common stock at $7.50 per share was granted to each of Mr. Anderson and Mr. LaForce. The Board of Directors granted an option to Merlin J. Norton to purchase 17,500 shares of common stock at $8.19 per share upon his appointment to the Board of Directors on April 9, 2001. All outstanding options under the 1999 Stock Option Plan vest over a four-year period, with 25% of these options vesting on each of the first, second, third and fourth anniversaries of the date of grant. As a result of the approval of the Merger Agreement by the Board of Directors, all options outstanding under the 1999 Stock Option Plan became fully vested and exercisable in accordance with the terms of the 1999 Stock Option Plan. As permitted by the 1999 Stock Option Plan, the Board of Directors has determined that any unexercised options outstanding on the date the Merger is consummated will terminate, and in consideration of such termination, the holder of each option so terminated will be entitled to receive, with respect to each share of common stock subject to such option, an amount in cash (net of applicable withholdings) equal to the excess of $12.10 over the per share exercise price of such option.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to Motor Cargo during its most recent fiscal year and Form 5 and amendments thereto furnished to Motor Cargo with respect to its most recent fiscal year, and any written representations furnished to Motor Cargo, Motor Cargo believes that for the year ended December 31, 2000, all persons subject to the reporting requirements of Section 16(a) of the Exchange Act filed the required reports on a timely basis.

                            AUDIT COMMITTEE REPORT

   The members of the Audit Committee are Robert Anderson, James Clayburn LaForce, Jr. and Merlin J. Norton, each of whom is independent as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. The Board of Directors has adopted a written charter for the Audit Committee.

   The Audit Committee has reviewed and discussed Motor Cargo's audited financial statements for the fiscal year ended December 31, 2000 with management. The Audit Committee has also discussed with Grant Thornton LLP, Motor Cargo's independent auditors, the matters required to be discussed by SAS
61. The Audit Committee has also received the written disclosures and the letter from Grant Thornton required by Independence Standards Board Standard No. 1 and has discussed with Grant Thornton the matter of Grant Thornton's independence.

   Based on the review and discussions described in the preceding paragraph, the Audit Committee recommended to the Board of Directors that Motor Cargo's audited financial statements for the fiscal year ended December 31, 2000 be included in Motor Cargo's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 for filing with the Securities and Exchange Commission.

                                          Robert Anderson
                                          James Clayburn LaForce, Jr.
                                          Merlin J. Norton

                                                                       Annex II

                                    [GRAPHIC]
LETTERHEAD OF MORGAN KEEGAN


October 15, 2001

Board of Directors
Motor Cargo Industries, Inc.
845 W. Center Street
Salt Lake City, UT 84054

Members of the Board:

   We understand that Motor Cargo Industries, Inc. ("Motor Cargo") and Union Pacific Corporation ("UP") propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 12, 2001 (the "Agreement"). The Agreement contains an offer (the "Exchange Offer") by UP to exchange the Consideration (defined below) for each share of common stock of Motor Cargo, no par value per share, issued and outstanding (the "Motor Cargo Common Stock") and provides, among other things, for the merger of Motor Cargo with and into a wholly-owned subsidiary of UP (the "Merger") after completion of the Exchange Offer (collectively the Exchange Offer and Merger are sometimes hereinafter called the "Transaction"). The Exchange Offer is an offer by UP to exchange each issued and outstanding share of Motor Cargo Common Stock for .26 shares of common stock, par value of $2.50, of UP (the "UP Common Stock") (the "Stock Consideration"), or $12.10 per share in cash (the "Cash Consideration"), subject to certain procedures and limitations contained in the Agreement, as to which procedures and limitations we are expressing no opinion. After completing the Exchange Offer, in the Merger each share of Motor Cargo Common Stock not so exchanged in the Exchange Offer (other than shares of Motor Cargo Common Stock acquired by UP in the Exchange Offer or otherwise held by UP, Motor Cargo or their respective affiliates) shall be converted into the right to receive the Cash Consideration. The Stock Consideration and Cash Consideration are hereafter collectively referred to as the "Consideration". Upon consummation of the Transaction, the business historically conducted by Motor Cargo will be operated as a separate wholly owned subsidiary of UP. The terms and conditions of the Transaction are more fully set forth in the Agreement.

   You have asked for our opinion as to whether the Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of the Motor Cargo Common Stock.

   For purposes of the opinion set forth herein, we have:

      i. reviewed the draft Agreement and the terms of the Transaction and drafts of certain related documents;

      ii. reviewed certain publicly available business and financial information relating to Motor Cargo and UP;

      iii. reviewed certain other information provided to us by Motor Cargo and UP and discussed the business prospects of Motor Cargo and UP with Motor Cargo's and UP's management;

      iv. reviewed the reported historical prices and historical trading activity for Motor Cargo Common Stock and UP Common Stock for the period from October 16, 2000 to the present;

      v. compared the financial performance of Motor Cargo and UP and the prices and trading activity of Motor Cargo Common Stock and UP Common Stock with that of certain other publicly-traded companies and their securities;

      vi. reviewed the financial terms, to the extent publicly available, of certain other business combinations and other transactions that we deemed relevant;

      vii. reviewed the potential pro forma impact of the Transaction on the estimated earnings per share for the year ended December 31, 2002 of UP under certain scenarios;

      viii. performed such other analyses and considered such other factors as we deemed appropriate.

   We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion and have not assumed any obligation independently to verify such information. We have assumed that the internal financial statements and other financial and operating data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Motor Cargo. We have also assumed that there have been no material changes in Motor Cargo's or UP's assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to us. We have not made any independent valuation, inspection or appraisal of the assets or liabilities of Motor Cargo or UP, nor have we been furnished with any such appraisals or valuations. In addition, you have informed us that it is the intention of the parties that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and we have assumed that the Transaction will be consummated in accordance with the terms set forth in the draft Agreement and in compliance with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and all other applicable federal, state and local statutes, rules, regulations and ordinances. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In addition, we are not expressing any opinion as to the actual value of the UP Common Stock or the prices at which the UP Common Stock will trade following the date of this opinion.

   We have acted as financial advisor to Motor Cargo in connection with the Transaction and will receive a fee for such services, a portion of which will be paid in connection with the delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction.

   Motor Cargo has agreed to indemnify us for certain liabilities that may arise out of rendering this opinion. In the past, Morgan Keegan & Company, Inc. has provided financial advisory and financing services for Motor Cargo and has received fees for the rendering of these services. In the ordinary course of our business, we may actively trade in the equity securities of Motor Cargo and UP for our own account and the accounts of our customers and, accordingly, may at any time hold a significant long or short position in such securities.

   Our opinion is directed to the Board of Directors of Motor Cargo in connection with its consideration of the Transaction and recommendation of the Transaction to the holders of Motor Cargo Common Stock. Our opinion is not a recommendation to any holder of Motor Cargo Common Stock to tender any shares in the Exchange Offer or vote for or against the Merger, nor is our opinion a recommendation or advice to any such holder as to the type of Consideration to be received in the Transaction. Our opinion addresses only the fairness, from a financial point of view, of the Consideration to the holders of Motor Cargo Common Stock and does not address the underlying business decision of Motor Cargo to engage in the Transaction, the relative merits of the Transaction as compared to any other alternative business strategy that might exist for Motor Cargo or the effect of any other transaction in which Motor Cargo might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, tender offer statement, proxy statement or any other document, nor shall this opinion be used for any other purpose, without our prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an exhibit and/or appendix to Motor Cargo's Schedule 14D-9 and, if necessary, the proxy statement in respect of the Transaction filed with the Securities and Exchange Commission and delivered to Motor Cargo shareholders.

   Based upon and subject to the foregoing, and in reliance thereon, we are of the opinion on the date hereof that the Consideration is fair, from a financial point of view, to the holders of the Motor Cargo's Common Stock.

                                    Very truly yours,

                                    Morgan Keegan & Company, Inc.

                                       /s/ JOHN H. GRAYSON JR.
                                    By:
                                        John H. Grayson, Jr.
                                        Managing Director

                                    ANNEX C

                         AGREEMENT AND PLAN OF MERGER

                                 By and Among

                         MOTOR CARGO INDUSTRIES, INC.

                           UNION PACIFIC CORPORATION

                                      and

                               MOTOR MERGER CO.

                         Dated as of October 15, 2001

                               TABLE OF CONTENTS

                                                                               Page
                                                                               ----
                               ARTICLE I DEFINITIONS

Section 1.1.  Definitions.....................................................   2

                               ARTICLE II THE OFFER

Section 2.1.  The Offer.......................................................   5
Section 2.2.  Company Actions.................................................   6
Section 2.3.  Directors of the Company........................................   7

                              ARTICLE III THE MERGER

Section 3.1.  The Merger......................................................   8
Section 3.2.  The Closing; Effective Time.....................................   8
Section 3.3.  Conversion of Securities........................................   8
Section 3.4.  Exchange of Certificates........................................   9
Section 3.5.  Options.........................................................  10
Section 3.6.  Dissenting Shares...............................................  10
Section 3.7.  Articles of Incorporation and Bylaws............................  10
Section 3.8.  Directors and Officers..........................................  11
Section 3.9.  Other Effects of Merger.........................................  11

             ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 4.1.  Organization and Qualification..................................  11
Section 4.2.  Capitalization..................................................  11
Section 4.3.  Corporate Authorization; Validity of Agreement; Company Action..  12
Section 4.4.  Consents and Approvals; No Violations...........................  13
Section 4.5.  SEC Reports and Financial Statements............................  13
Section 4.6.  Absence of Certain Changes......................................  14
Section 4.7.  No Undisclosed Liabilities......................................  14
Section 4.8.  Schedule 14D - 9; Proxy Statement...............................  14
Section 4.9.  Employee Benefit Plans; ERISA...................................  15
Section 4.10. Labor Matters...................................................  16
Section 4.11. Litigation; Compliance with Law.................................  18
Section 4.12. Taxes...........................................................  18
Section 4.13. Contracts.......................................................  19
Section 4.14. Environmental Matters...........................................  20
Section 4.15. Intellectual Property...........................................  21
Section 4.16. Title, Sufficiency and Condition of Assets......................  22
Section 4.17. Transactions with Affiliates....................................  23
Section 4.18. Opinion of Financial Advisor....................................  23
Section 4.19. Broker's or Finder's Fee........................................  23

         ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Section 5.1.  Organization and Qualification..................................  23
Section 5.2.  Corporate Authorization; Validity of Agreement; Necessary Action  23
Section 5.3.  Consents and Approvals; No Violations...........................  24
Section 5.4.  Information To Be Supplied......................................  24
Section 5.5.  SEC Reports and Financial Statements............................  25
Section 5.6.  Financing.......................................................  25
Section 5.7.  Taxes...........................................................  25

                                                                           Page
                                                                           ----
                              ARTICLE VI COVENANTS

 Section 6.1.  Interim Operations of the Company..........................  25
 Section 6.2.  Preparation of Proxy Statement; Company Shareholder Meeting  27
 Section 6.3.  Access to Information......................................  28
 Section 6.4.  No Solicitation; Acquisition Proposals.....................  28
 Section 6.5.  Modifications to Recommendations...........................  30
 Section 6.6.  HSR Act Filings; Reasonable Best Efforts...................  30
 Section 6.7.  Litigation.................................................  31
 Section 6.8.  Certain Benefit Matters....................................  31
 Section 6.9.  Additional Agreements......................................  32
 Section 6.10. Publicity..................................................  32
 Section 6.11. Notification of Certain Matters............................  32
 Section 6.12. Directors' and Officers' Indemnification and Insurance.....  32
 Section 6.13. Rule 145 Affiliates........................................  33
 Section 6.14. Cooperation................................................  33
 Section 6.15. Tax-Free Reorganization Treatment..........................  33
 Section 6.16. Conveyance Taxes...........................................  34

                             ARTICLE VII CONDITIONS

 Section 7.1.  Conditions to Each Party's Obligations.....................  34
 Section 7.2.  Conditions to Obligations of Parent........................  34
 Section 7.3.  Frustration of Conditions..................................  35

               ARTICLE VIII TERMINATION AND ABANDONMENT; EXPENSES

 Section 8.1.  Termination................................................  35
 Section 8.2.  Effect of Termination and Abandonment......................  35
 Section 8.3.  Fees and Expenses..........................................  35

                            ARTICLE IX MISCELLANEOUS

 Section 9.1.  Amendment and Modification.................................  37
 Section 9.2.  Waiver of Compliance; Consents.............................  37
 Section 9.3.  Survival...................................................  37
 Section 9.4.  Notices....................................................  37
 Section 9.5.  Binding Effect; Permitted Assignment.......................  38
 Section 9.6.  Governing Law..............................................  38
 Section 9.7.  Submission to Jurisdiction; Waivers........................  38
 Section 9.8.  WAIVER OF JURY TRIAL.......................................  39
 Section 9.9.  Counterparts...............................................  39
 Section 9.10. Interpretation.............................................  39
 Section 9.11. Entire Agreement...........................................  39
 Section 9.12. Severability...............................................  39
 Section 9.13. Third Party Beneficiaries..................................  40
 Section 9.14. Disclosure Schedule........................................  40
 Annex A       Conditions of the Offer.................................... A-1

                            INDEX OF DEFINED TERMS

                                                                 Page
                                                                 ----
Acquisition Proposal............................................  46
affiliate.......................................................  61
Agreement.......................................................   1
Antitrust Laws..................................................   2
Articles of Merger..............................................  12
Beneficial Owner................................................   2
Beneficially Owning.............................................   2
Benefit Plans...................................................  23
Certificates....................................................  13
Closing.........................................................  12
Closing Date....................................................  12
Code............................................................   2
Company.........................................................   1
Company Agreement...............................................  30
Company Group...................................................  28
Company Intellectual Property...................................  33
Company Material Adverse Effect.................................   2
Company Options.................................................  17
Company Plans...................................................  17
Company SEC Documents...........................................  21
Company Shareholder Approval....................................  18
Company Shareholder Meeting.....................................  43
Company Shares..................................................   1
Confidentiality Agreement.......................................  45
Consent.........................................................  20
Continuing Director.............................................  10
Conveyance Taxes................................................  53
Copyrights......................................................  33
Disclosure Schedule.............................................   3
Dissenting Shares...............................................  15
Drop Dead Date..................................................  55
Effective Time..................................................  12
Environmental Laws..............................................   3
Environmental Permits...........................................  31
ERISA...........................................................   3
ERISA Affiliate.................................................   3
Exchange Act....................................................   3
Exchange Agent..................................................  13
Exchange Offer Consideration....................................   3
Exchange Ratio..................................................   7
GAAP............................................................  21
Governmental Authority..........................................   3
Hazardous Substances............................................   3
HSR Act.........................................................   4
including.......................................................  61
Indebtedness....................................................   4
Intellectual Property...........................................  32
IP Licenses.....................................................  33
knowledge.......................................................  61

                                                                      Page
                                                                      ----
     Law.............................................................   4
     Lien............................................................   4
     Liquidated Amount...............................................  55
     material........................................................  61
     Merger..........................................................   1
     Merger Consideration............................................  12
     Merger Sub......................................................   1
     Minimum Condition...............................................   1
     NASD............................................................   4
     NYSE............................................................   5
     Offer...........................................................   1
     Offer Documents.................................................   8
     Offer Registration Statement....................................   8
     Outside Date....................................................  54
     Parent..........................................................   1
     Parent Common Stock.............................................   1
     Parent Material Adverse Effect..................................   5
     Parent SEC Documents............................................  38
     Patents.........................................................  33
     Per Share Cash Consideration....................................   7
     Permits.........................................................   5
     Permitted Liens.................................................   5
     person..........................................................  61
     Preliminary Prospectus..........................................   8
     Proprietary Software............................................  33
     RCRA............................................................  32
     Recommendations.................................................   9
     Release.........................................................   5
     Representation Letters..........................................  52
     Representative..................................................   5
     Reverse Merger..................................................  52
     Rule 145 Affiliate..............................................   5
     Salary Continuation Agreements..................................  49
     Schedule 14D-9..................................................   9
     Schedule TO.....................................................   8
     SEC.............................................................   5
     Securities Act..................................................   6
     Shareholder Agreements..........................................   1
     Shareholders....................................................   1
     Skadden Arps....................................................  52
     Software........................................................  33
     Subsequent Determination........................................  47
     Subsequent Determination Notice.................................  47
     subsidiary......................................................  61
     Superior Proposal...............................................  46
     Surviving Corporation...........................................  11
     Tax Opinion.....................................................  52
     Tax Return......................................................   6
     Taxes...........................................................   6
     Termination Damages.............................................  57

                                                                      Page
                                                                      ----
     Third Party.....................................................   6
     Title IV Plan...................................................  24
     Trade Secrets...................................................  33
     Trademarks......................................................  32
     Transaction.....................................................   6
     Treasury Regulations............................................  29
     Trigger Event...................................................  56
     URBCA...........................................................   1
     Voting Debt.....................................................  17
     WARN Act........................................................  27

                         AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger (this "Agreement") is made and entered into as of October 15, 2001, by and among Motor Cargo Industries, Inc., a Utah corporation (the "Company"), Union Pacific Corporation, a Utah corporation ("Parent"), and Motor Merger Co., a Utah corporation and wholly-owned subsidiary of Parent ("Merger Sub").

                                  WITNESSETH:

   WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Sub deem it advisable and in the best interests of their respective shareholders that Parent engage in a strategic business combination with the Company upon the terms and subject to the conditions provided for in this Agreement;

   WHEREAS, in furtherance thereof it is proposed that the acquisition be accomplished by Parent commencing an offer (as it may be amended from time to time as permitted by this Agreement, the "Offer") to exchange in which each of the issued and outstanding shares of common stock, no par value, of the Company (the "Company Shares"), upon the terms and subject to the conditions set forth in this Agreement, may be exchanged for the right to receive from Parent, at the election of the holder thereof: (A) 0.26 of a share of common stock, par value $2.50 per share of Parent ("Parent Common Stock"), or (B) $12.10 in cash;

   WHEREAS, the Board of Directors of each of Parent (on its own behalf and as the sole shareholder of Merger Sub), Merger Sub and the Company have each approved this Agreement and the merger of the Company with and into the Merger Sub (the "Merger"), with the Merger Sub continuing as the surviving corporation in the Merger in accordance with the Utah Revised Business Corporation Act ("URBCA") and upon the terms and conditions set forth in this Agreement;

   WHEREAS, contemporaneously with the execution and delivery of this Agreement, as a condition and inducement to Parent's willingness to enter into this Agreement, Parent is entering into shareholder agreements with each of Harold R. Tate and Marvin L. Friedland (together, the "Shareholders"), pursuant to which, among other things, each Shareholder is agreeing to validly tender for exchange all Company Shares owned by such Shareholder and elect to receive Parent Common Stock as consideration for all of such shares (the "Shareholder Agreements"); and

   WHEREAS, the Board of Directors of the Company has unanimously approved the Offer and the Merger, this Agreement and the transactions contemplated hereby in a manner which constitutes a directors' action (as defined in Section 16-10a-852 of the URBCA), and has amended the Bylaws of the Company to provide that Chapter 6 of Title 61 of the Utah Code does not apply to control share acquisitions (as defined in Section 61-6-3 of the Utah Code) of capital stock of the Company, and such approvals and amendment are sufficient to render
Section 61-6-10 of the Utah Code inapplicable to the Offer and the Merger, this Agreement, the Shareholder Agreements and the transactions contemplated hereby and thereby.

   NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and in the Shareholder Agreements, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

   Section 1.1 Definitions When used in this Agreement, the following terms shall have the respective meanings specified therefor below (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

   "Antitrust Laws" means, collectively, the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

   "Beneficial Owner" or "Beneficially Owning" shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

   "Code" shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

   "Company Material Adverse Effect" shall mean any fact, change, event or effect that, individually or together with other facts, changes, events or effects, is, or would reasonably be expected to be, materially adverse, in either the short-term or long-term, to the business, operations, results of operations, financial condition, assets or liabilities of the Company and its subsidiaries, taken as a whole, whether related specifically to the Company or to more generally applicable facts, changes, events or effects.

   "Disclosure Schedule" means the disclosure schedule delivered by the Company to Parent on or prior to the date hereof.

   "Environmental Laws" shall mean all foreign, federal, state and local laws, regulations, rules and ordinances relating to pollution or protection of the environment or human health and safety, including laws relating to releases or threatened releases of Hazardous Substances into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances; all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances; all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources; and common law to the extent it relates to or applies to exposure to or impact of Hazardous Substances on persons or property.

   "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

   "ERISA Affiliate" shall mean, with respect to any person, any trade or business, whether or not incorpo-rated, that together with such person would be deemed a "single employer" within the meaning of section 4001(b)(1) of ERISA.

   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

   "Exchange Offer Consideration" means the shares of Parent Common Stock or the cash (including cash in lieu of fractional shares) to be received upon consummation of the Offer pursuant to the terms set forth in Section 2.1(a).

   "Governmental Authority" shall mean any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any governmental or regulatory authority, agency, department, board, commission, administration or instrumentality, any court, tribunal or arbitrator or any self regulatory organization.

   "Hazardous Substances" shall mean (a) any petrochemical or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "restricted hazardous materials," "extremely hazardous substances," "toxic substances," "contaminants" or "pollutants" or words of similar meaning and regulatory effect; or (c) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any applicable Environmental Law.

   "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as the same has been or may be amended from time to time.

   "Indebtedness" shall mean, with respect to any person, without duplication,
(a) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person upon which interest charges are customarily paid,
(d) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person, (e) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding obligations of such person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such person's business), (f) all capitalized lease obligations of such person,
(g) all obligations of others secured by any Lien on property or assets owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (h) all obligations of such person under interest rate or currency swap transactions (valued at the termination value thereof), (i) all letters of credit issued for the account of such person (excluding letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business), (j) all obligations of such person to purchase securities (or other property) which arises out of or in connection with the sale of the same or substantially similar securities or property, and (k) all guarantees and arrangements having the economic effect of a guarantee of such person of any indebtedness of any other person.

   "Law" means any federal, state, local, foreign or other statute, law, ordinance, rule or regulation or any order, writ, decision, injunction, judgment, award or decree.

   "Lien" means any security interests, liens, claims, pledges, options, rights of first refusal, agreements, charges or other encumbrances of any nature or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided under applicable federal or state securities laws).

   "NASD" shall mean the National Association of Securities Dealers, Inc.

   "NYSE" shall mean the New York Stock Exchange.
   "Parent Material Adverse Effect" shall mean any fact, change, event or effect that, individually or together with other facts, changes, events or effects, is, or would reasonably be expected to be, materially adverse, in either the short-term or long-term, to the business, operations, results of operations, financial condition, assets or liabilities of Parent and its subsidiaries, taken as a whole, whether related specifically to Parent or to more generally applicable facts, changes, events or effects.

   "Permits" means approvals, authorizations, certificates, filings, franchises, licenses, notices, permits, consents and rights.

   "Permitted Liens" shall mean such of the following as to which neither the Company nor any of its subsidiaries is otherwise subject to criminal liability due to its existence: (i) Liens disclosed as such in the financial statements of the Company SEC Documents, (ii) Liens for Taxes not yet due and payable or, if due, (A) not delinquent or (B) being contested in good faith by appropriate proceedings during which collection or enforcement against the property is stayed, (iii) mechanics', workmen's, repairmen's, warehousemen's, carriers' or other Liens, including statutory Liens, arising or incurred in the ordinary course of business that do not materially interfere with or materially affect the value or use of the respective underlying asset to which such Liens relate,
(iv) original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and (v) Liens that do not materially interfere with or materially affect the value or use in any material respect of the respective underlying asset to which such Liens relate.

   "Release" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

   "Representative" means with respect to any person, its officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives.

   "Rule 145 Affiliate" means an affiliate within the meaning of Rule 145 promulgated under the Securities Act.

   "SEC" shall mean the Securities and Exchange Commission.

   "Securities Act" shall mean the Securities Act of 1933, as amended.
   "Taxes" shall mean (a) any and all taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the Internal Revenue Service or any taxing authority (whether domestic or foreign including any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), including any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments,
(b) liability for the payment of any amounts described in clause (a) above as a result of being a member of an affiliated, consolidated, combined, unitary or similar group or as a result of transferor or successor liability and (c) liability for the payment of any amounts as a result of being a party to any tax sharing agreement or as a result of any agreement to indemnify any other person with respect to the payment of any amounts of the type described in clause (a) or (b) above.

   "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

   "Third Party" means any person (or group of persons) other than Parent and its respective subsidiaries.

   "Transaction" means the combined series of transactions contemplated by this Agreement, including the Offer and the Merger.

                                  ARTICLE II

                                   THE OFFER

   Section 2.1.  The Offer

   (a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1 hereof and that none of the events set forth in paragraphs (a) through (l) of Annex A hereto shall have occurred or be existing (and shall not have been waived by Parent), Parent shall commence (within the meaning of Rule 14d - 2 promulgated under the Exchange Act) as promptly as reasonably practicable after the date hereof the Offer to exchange for each Company Share, at the election of the holder thereof, either: (i) 0.26 (the "Exchange Ratio") of a share of Parent Common Stock; or (ii) cash in the amount of $12.10 (the "Per Share Cash Consideration"). Shareholders who validly tender Company Shares but fail to make an election shall be deemed to have elected to receive the Per Share Cash Consideration for each share of Company Common Stock validly tendered.

   (b) The obligation of Parent to accept for payment and pay for Company Shares tendered pursuant to the Offer in the form and amount specified in
Section 2.1 shall be subject only to the conditions set forth in Annex A hereto; provided, however, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued in connection with the exchange of Parent Common Stock for Company Shares upon consummation of the Offer, and in lieu thereof each tendering shareholder who would otherwise be entitled to a fractional share of Parent Common Stock in the Offer will be paid an amount in cash equal to the product obtained by multiplying (A) the fractional share interest of such holder (after taking into account all shares of Company Common Stock validly tendered for exchange and not withdrawn by such holder) would otherwise be entitled by (B) the closing price for a share of Parent Common Stock as reported on the NYSE Composite Transaction Tape (as reported in the Wall Street Journal, or, if not reported thereby, any other authoritative source) on the date Parent accepts Company Shares for exchange in the Offer. The Per Share Cash Consideration payable by Parent for each validly tendered Company Share accepted for payment by Parent shall, subject to any required withholding of Taxes, be net to the holder thereof in cash. The Company agrees that no Company Shares held by the Company or any of its subsidiaries will be tendered to Parent pursuant to the Offer. Parent expressly reserves the right to waive any of such conditions, to increase the Exchange Offer Consideration payable in the Offer and to make any other changes in the terms of the Offer; provided, however, that no change may be made without the prior written consent of the Company which (i) decreases the amount payable per Company Share tendered pursuant to the Offer, (ii) reduces the maximum number of Company Shares that may be exchanged in the Offer, or (iii) imposes conditions to the Offer in addition to the conditions set forth in Annex A hereto.

   (c) Subject to the terms of the Offer and this Agreement and the satisfaction or earlier waiver of all the conditions of the Offer set forth in Annex A hereto as of any expiration date of the Offer, Parent will accept for exchange and pay for all Company Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer. The initial expiration date of the Offer shall be the twentieth business day following the commencement of the Offer. Parent may, without the consent of the Company, extend the Offer (i) for one or more periods beyond the initial expiration date but in no event ending later than January 31, 2002 if, at the initial or extended expiration date of the Offer, any of the conditions to the Offer set forth in Annex A hereto shall not have been satisfied or to the extent permitted by this Agreement, waived, and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable Law. In addition, Parent may elect to provide a subsequent offering period for three business days to twenty business days after the acceptance of Company Shares pursuant to the Offer pursuant to Rule 14d - 11 promulgated under the Exchange Act to meet the objective (which is not a condition to the Offer) that there be validly tendered, in accordance with the terms of the Offer and such subsequent offer, prior to the expiration date of such subsequent offer and not withdrawn a number of Company Shares, which together with Company Shares then owned by Parent, constitutes at least 90% of the then outstanding Company Shares.

   (d) As promptly as practicable after the date of this Agreement, Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with any supplements or amendments thereto, the "Offer Registration Statement") to register the offer and sale of Parent Common Stock pursuant to the Offer. The Offer Registration Statement will include a preliminary prospectus containing the information required under Rule 14d - 4(b) promulgated under the Exchange Act (the "Preliminary Prospectus"). As soon as practicable on the date of commencement of the Offer, Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO which will contain or incorporate by reference all or part of the Preliminary Prospectus and forms of the related letter of transmittal/election form and all other ancillary documents with respect to the Offer (together with all supplements and amendments thereto, the "Schedule TO") (the Schedule TO, the Offer Registration Statement and such documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "Offer Documents") and (ii) cause the Offer Documents to be disseminated to the holders of Company Shares. Each of the Company, Parent and Merger Sub agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Merger Sub agree to take all steps necessary to cause the Schedule TO and the Offer Registration Statement as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given an opportunity to review and comment on the Offer Documents prior to their being filed with the SEC or disseminated to the holders of Company Shares. Each of Parent and Merger Sub agrees to provide the Company and its counsel with any comments Parent and Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and to consult with the Company and its counsel prior to responding to any such comments.

   Section 2.2.  Company Actions

   (a) The Company hereby approves of and consents to the Offer and represents and warrants that the Company's Board of Directors, at a meeting duly called and held, has (i) amended the Bylaws of the Company to provide that Chapter 6 of Title 61 of the Utah Code does not apply to control share acquisitions (as defined in Section 61-6-3 of the Utah Code) of capital stock of the Company,
(ii) unanimously determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and are fair to and in the best interests of the shareholders of the Company, (iii) unanimously approved and adopted this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in a manner which constitutes a directors' action (as defined in Section 16-10a-852 of the URBCA), and (iv) unanimously resolved to recommend that the shareholders of the Company accept the Offer, tender their Company Shares to Parent thereunder and approve and adopt this Agreement and the Merger (the recommendations referred to in this clause (iv) are collectively referred to in this Agreement as the "Recommendations"). The Company hereby consents to the inclusion in the Offer Documents of the Recommendations and approval of the Board of Directors described in the immediately preceding sentence, and the Company shall not permit the Recommendations and approval of the Company's Board of Directors or any component thereof to be modified in any manner adverse to Parent or Merger Sub or to be withdrawn by the Company's Board or any committee thereof, except as provided, and only to the extent set forth, in Section 6.5 hereof.

   (b) As promptly as practicable on the date of commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on
Schedule 14D - 9 (together with all amendments and supplements thereto, the "Schedule 14D - 9") which shall contain the Recommendations which pertain to this Agreement and the Offer. The Company further agrees to take all steps necessary to cause the Schedule 14D - 9 to be disseminated to holders of Company Shares as and to the extent required by applicable federal securities laws. Each of the Company, Parent and Merger Sub will promptly correct any information provided by it for use in the Schedule 14D - 9 if and to the extent that it shall have become false or misleading in any material respect, and the Company will cause the Schedule 14D - 9 as so corrected to be filed with the SEC and to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the
Schedule 14D - 9
before it is filed with the SEC. In addition, the Company agrees to provide Parent, Merger Sub and their counsel with any comments that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D - 9 promptly after the receipt of such comments and to consult with Parent, Merger Sub and their counsel prior to responding to any such comments.

   (c) The Company shall promptly furnish Parent with mailing labels containing the names and addresses of all record holders of Company Shares and with security position listings of Company Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and non-objecting beneficial owners of Company Shares. The Company shall furnish Parent with such additional information, including updated listings and computer files of holders of Company Shares, mailing labels and security position listings, and such other assistance as Parent or its agents may reasonably request.

   Section 2.3.  Directors of the Company

   (a) Effective upon the acceptance of Company Shares for payment by Parent or any of its affiliates pursuant to the Offer, Parent shall be entitled to designate such number of directors on the Board of Directors of the Company as is equal to the product (rounded up to the next whole number) obtained by multiplying the total number of directors on such Board at that time by the percentage that the number of Company Shares then Beneficially Owned by Parent (including such Company Shares so accepted) bears to the total number of Company Shares then outstanding. In furtherance thereof, the Company and its Board of Directors shall, after the acceptance of such Company Shares by Parent or any of its affiliates pursuant to the Offer, upon written request of Parent, immediately increase the size of its Board of Directors or secure the resignations of such number of incumbent directors or remove such number of incumbent directors (to the extent permitted by applicable Law), or any combination of the foregoing, as is necessary to enable Parent's designees to be so appointed to the Board of Directors of the Company and shall cause Parent's designees to be so appointed. Effective upon the acceptance of Company Shares by Parent or any of its affiliates pursuant to the Offer, the Company shall, if requested by Parent, also cause directors designated by Parent to constitute at least the same percentage (rounded up to the next whole number) of each committee of the Company's Board of Directors as is on the Company's Board of Directors after giving effect to the foregoing changes to the composition of the Company's Board of Directors. Notwithstanding the foregoing, there shall be until the Effective Time at least two members of the Company's Board of Directors who are directors of the Company prior to consummation of the Offer (each, a "Continuing Director"). The Company and its Board of Directors shall promptly take all legally available actions as may be necessary to comply with their obligations under this Section 2.3(a), including all actions as may be permitted under the URBCA and the Company's Articles of Incorporation and Bylaws.

   (b) The Company shall comply with and immediately take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f - 1 promulgated thereunder in order to fulfill its obligations under Section 2.3(a), including mailing to shareholders, together with the Schedule 14D - 9, the information required by such Section 14(f) and Rule 14f - 1 as is necessary to enable Parent's designees to be appointed to the Company's Board of Directors. Parent will supply the Company and be solely responsible for any information with respect to Parent, its designees and its nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f - 1.

   (c) Following the appointment of Parent's designees to the Company's Board of Directors pursuant to this Section 2.3 and prior to the Effective Time, (i) any amendment or termination of this Agreement by the Company, (ii) any extension or waiver by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub under this Agreement, or
(iii) any waiver of any of the Company's rights hereunder shall, in any such case, require the concurrence of a majority of the Continuing Directors then in office.

                                  ARTICLE III

                                  THE MERGER

   Section 3.1.  The Merger.   Upon the terms and subject to the conditions of
this Agreement, the Merger shall be consummated in accordance with the URBCA. At the Effective Time, upon the terms and subject to the conditions of this Agreement, the Company shall be merged with and into Merger Sub in accordance with the URBCA and the separate existence of the Company shall thereupon cease, and Merger Sub, as the surviving corporation in the Merger, shall continue its corporate existence under the laws of the State of Utah as a wholly-owned subsidiary of Parent; provided, however, that if Parent does not obtain a Tax Opinion, then, in Parent's reasonable discretion, the Reverse Merger may be effected, and the surviving corporation shall thereby become a wholly-owned subsidiary of Parent. If the Reverse Merger is effected, then the separate existence of Merger Sub shall cease and the Company shall become the surviving corporation. The surviving corporation of the Merger or the Reverse Merger, as the case may be, shall be herein referred to as the "Surviving Corporation." In the event Parent elects to effect a Reverse Merger, all references to "Merger" in this Agreement and all other ancillary or related agreements, documents and instruments shall be deemed to be references to the "Reverse Merger" and this Agreement and such other ancillary and related agreements, documents and instruments shall be construed and interpreted accordingly.

   Section 3.2.  The Closing; Effective Time.
 .
   (a) The closing of the Merger (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 at 10:00 a.m. local time as promptly as practicable, on a date to be specified by the parties which shall be no later than the third business day after the date that all of the closing conditions set forth in
Article VII have been satisfied or waived (if waivable) unless another time, date and place is agreed upon in writing by the parties hereto.

   (b) Effective Time. Subject to the provisions of this Agreement, on the Closing Date the Surviving Corporation shall deliver to the Utah Department of Commerce, Division of Corporations and Commercial Code, for filing articles of merger in accordance with Section 16-10a-1105 of the URBCA (the "Articles of Merger") executed in accordance with the relevant provisions of the URBCA and shall make all other filings or recordings required under the URBCA in order to effect the Merger. The Merger shall become effective upon the filing of the Articles of Merger or at such other later time as is agreed by the parties hereto and specified in the Articles of Merger in the manner required by the URBCA. The time when the Merger shall become effective is herein referred to as the "Effective Time" and the date on which the Effective Time occurs is herein referred to as the "Closing Date."

   Section 3.3. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Merger Sub or the Company:

   (a) Each Company Share that is owned by Parent, the Company or any of their respective subsidiaries shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

   (b) Each issued and outstanding Company Share (other than Company Shares to be cancelled in accordance with Section 3.3(a) hereof and Dissenting Shares) shall automatically be converted into the right to receive the Per Share Cash Consideration in cash (the "Merger Consideration"), payable, without interest, to the holder of such Company Share upon surrender, in the manner provided in
Section 3.4 hereof, of the certificate that formerly evidenced such Company Share. All such Company Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 3.4 hereof.

   (c) Each issued and outstanding share of common stock of Merger Sub shall remain outstanding and be one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

   Section 3.4.   Exchange of Certificates.

   (a) Exchange Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the holders of Company Shares (other than Company Shares held by Parent, the Company and any of their respective subsidiaries and Dissenting Shares) in connection with the Merger (the "Exchange Agent") to receive in trust, the aggregate Merger Consideration to which holders of Company Shares shall become entitled pursuant to Section 3.3(b) hereof. Parent shall deposit such aggregate Merger Consideration with the Exchange Agent promptly following the Effective Time. Such aggregate Merger Consideration shall be invested by the Exchange Agent as directed by Parent. Any interest and other income resulting from such investment shall be paid to Parent.

   (b) Exchange Procedures. Promptly after the Effective Time, Parent and the Surviving Corporation shall cause to be mailed to each holder of record, as of the Effective Time, of a certificate or certificates, which immediately prior to the Effective Time represented outstanding Company Shares (the "Certificates"), whose Company Shares were converted pursuant to Section 3.3(b) hereof into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancella-tion to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, properly completed and duly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Company Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. Until surrendered as contemplated by this Section 3.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration for each Company Share in cash as contemplated by Section 3.3(b) hereof.

   (c) Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of the Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article III.

   (d) Termination of Fund; No Liability. At any time following the one-year anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Exchange Agent, and holders of Company Shares not theretofore exchanged for the Merger Consideration shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent nor any party hereto shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

   (e) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against any party hereto or the Surviving Corporation with respect to such Certificate(s), the Exchange Agent will issue the Merger Consideration pursuant to Section 3.3(b) deliverable in respect of the Shares represented by such lost, stolen or destroyed Certificates.

   (f) Withholding Taxes. Parent and Merger Sub shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Exchange Offer Consideration or the Merger Consideration payable to a holder of Company Shares pursuant to the Offer or the Merger, or from the cash payments provided for in Section 3.5 of this Agreement, any such amounts as are required under the Code, or any applicable provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or Merger Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares or Company Options in respect of which such deduction and withholding was made by Parent or Merger Sub.

   (g) Transfer Taxes. If payment of the Exchange Offer Consideration or the Merger Consideration payable to a holder of Company Shares pursuant to the Offer or the Merger is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the issuance to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

   Section 3.5. Options. Parent acknowledges that in connection with the transactions contemplated hereby, each Company Option granted to an employee, officer or director of the Company under the Company Plans shall become fully vested and exercisable in accordance with the Company Plans. At the Effective Time, each such then-outstanding Company Option shall be cancelled and the holder thereof shall be entitled to receive as consideration for such cancellation, an amount in cash (net of applicable withholdings) equal to the excess of (i) the Per Share Cash Consideration over (ii) the per share exercise or strike price of such Company Option multiplied by (iii) the number of shares subject to such Company Option.

   Section 3.6. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, each outstanding Company Share, the holder of which has demanded and perfected such holder's right to dissent from the Merger and to be paid the fair value of such Company Shares in accordance with Part 13 of the URBCA and, as of the Effective Time, has not effectively withdrawn or lost such dissenters' rights ("Dissenting Shares"), shall not be converted into or represent a right to receive the Merger Consideration into which Company Shares are converted pursuant to Section 3.3(b) hereof, but the holder thereof shall be entitled only to such rights as are granted by the URBCA. Notwithstanding the immediately preceding sentence, if any holder of Company Shares who demands dissenters' rights with respect to its Shares under the URBCA effectively withdraws or loses (through failure to perfect or otherwise) its dissenters' rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder's Company Shares will automatically be converted into and represent only the right to receive the Merger Consideration as provided in Section 3.3(b) hereof, without interest thereon, upon surrender of the certificate or certificates formerly representing such Company Shares. After the Effective Time, Parent shall cause the Surviving Corporation to make all payments to holders of Company Shares with respect to such demands in accordance with the URBCA. The Company shall give Parent (i) prompt written notice of any notice of intent to demand fair value for any Company Shares, withdrawals of such notices, and any other instruments served pursuant to the URBCA and received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for fair value for Company Shares under the URBCA. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any such demands for fair value for Company Shares or offer to settle or settle any such demands.


   Section 3.7. Articles of Incorporation and Bylaws. Subject to Section 6.12 hereof, at and after the Effective Time until the same have been duly amended,
(i) the Articles of Incorporation of the Surviving Corporation shall be in the form set forth in Exhibit A hereto and (ii) the Bylaws of the Surviving Corporation shall be identical to the Bylaws of Merger Sub.

   Section 3.8. Directors and Officers. At and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their successors are elected or appointed and qualified. If, at the Effective Time, a vacancy shall exist on the Board of Directors or in any office of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by law.

   Section 3.9. Other Effects of Merger. The Merger shall have all further effects as specified in the applicable provisions of the URBCA.

                                  ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   Company hereby represents and warrants to Parent and Merger Sub as follows:

   Section 4.1. Organization and Qualification. Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Company and its subsidiaries has the requisite corporate power and corporate authority and any necessary material governmental authority, franchise, license, certificate or permit to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so qualified and in good standing which are not, or would not be reasonably expected to be, material to the Company. Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 sets forth (by incorporation by reference) a complete list of the Company's active subsidiaries. The Company's inactive subsidiaries have no operations or liabilities.

   Section 4.2. Capitalization. (a) The authorized capital stock of the Company consists of (A) 100,000,000 shares of common stock, no par value, of which, as of the date hereof, 6,473,140 shares are issued and outstanding and
(B) 25,000,000 shares of preferred stock, no par value, of which, as of the date hereof, none are issued and outstanding. As of the date hereof, there are no treasury shares of the Company and only options (the "Company Options") to purchase in the aggregate 350,400 Company Shares are outstanding all of which were granted under either the Company's 1997 Stock Option Plan or the Company's 1999 Stock Option Plan for Non-Employee Directors (the "Company Plans"). All the outstanding shares of the Company's capital stock are, and all shares which may be issued pursuant to the exercise of outstanding Company Options or pursuant to the Company Plans will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. There are no bonds, debentures, notes or other indebtedness having voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any of its subsidiaries issued and outstanding. Except as set forth above and except for the transactions provided for in this Agreement, as of the date hereof, (i) there are no shares of capital stock of the Company authorized, issued or outstanding and (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of its subsidiaries, obligating the Company or any of its subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its subsidiaries or securities convertible into or exchangeable for such shares or equity interests or obligations of the Company or any of its subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, convertible security, agreement, arrangement or commitment. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or other capital stock of the Company or any of its subsidiaries or affiliates of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any of its subsidiaries or any other entity nor has the Company or any of its subsidiaries granted or agreed to grant to any person any stock appreciation rights or similar equity-based rights. Except as permitted by this Agreement, following the Merger, neither the Company nor any of its subsidiaries will have any obligation to issue, transfer or sell any shares of its capital stock pursuant to any employee benefit plan or otherwise.

   (b) All of the outstanding shares of capital stock of each of the subsidiaries are owned beneficially by the Company, directly or indirectly, and all such shares have been validly issued and are fully paid and nonassessable and are owned by either the Company or one of its subsidiaries free and clear of all Liens.

   (c) There are no voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its subsidiaries. None of the Company or its subsidiaries is required to redeem, repurchase or otherwise acquire shares of capital stock of the Company, or any of its subsidiaries, respectively, as a result of the transactions contemplated by this Agreement.

   Section 4.3. Corporate Authorization; Validity of Agreement; Company Action. The Company has the requisite corporate power and corporate authority to enter into this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Shareholder Approval (unless, pursuant to the URBCA, such approval is not required to effectuate the Merger) with respect to the Merger, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, if required by the URBCA, to obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of Parent and the Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and by general equitable principles.

   (a) The affirmative vote of the holders (including Parent following its acceptance of Company Shares for payment under the Offer) of a majority of the outstanding Company Shares (the "Company Shareholder Approval") is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger and the transactions contemplated hereby (other than the Offer and the Shareholder Agreements and the transactions contemplated thereby, in respect of which no approval is required from the holders of capital stock of the Company) unless, pursuant to the URBCA, such approval is not required to effectuate the Merger.

   (b) Neither the Company nor any of its subsidiaries Beneficially Owns, either directly or indirectly, any shares of capital stock of the Company.

   (c) The Company has duly and validly approved and taken all actions required to be taken by the Company's Board of Directors under the URBCA to approve the Offer, the Merger and the other transactions contemplated by this Agreement. The Bylaws of the Company have been duly amended and adopted to provide that Chapter 6 of Title 61 of the Utah Code does not apply to control share acquisitions (as defined in Section 61-6-3 of the Utah Code) of capital stock of the Company. The Company has furnished to Parent a certified copy of resolutions of the Board of Directors of the Company (i) approving this Agreement, the Offer, the Merger and the other transactions contemplated hereby, (ii) effecting the amendment to the Bylaws of the Company described in the second sentence of this Section 4.3(c) and (iii) providing that all Company Options outstanding as of the Effective Time will be cancelled at the Effective Time and that holders of such cancelled Company Options shall be entitled to receive an amount of cash as consideration for such cancellation in accordance with Section 3.5 hereof. The approvals and determinations and Bylaw amendment described in this Section and Section 2.2 hereof are (i) sufficient to render
Section 61-6-10 of the Utah Code inapplicable to the Offer, the Merger, this Agreement, the Shareholder Agreements and the other transactions contemplated hereby and thereby and (ii) in accordance with Section 16-10a-1103 of the URBCA. No "fair price," "merger moratorium," "control share acquisition" or other similar anti-takeover statute or regulation applies or purports to apply to this Agreement, the Offer or the Merger, the Shareholder Agreements or the other transactions contemplated hereby and thereby.

   (d) Prior to any action being taken by the Board of Directors of the Company with respect to the approval and adoption of this Agreement and the transactions contemplated hereby, the qualified directors of the Company (as defined in Section 16-10a-850 of the URBCA) received the required disclosure (as defined in Section 16-10a-850 of the URBCA), including disclosure of the existence and nature of this Agreement, the Shareholder Agreements and the transactions contemplated hereby and thereby, by each director who has a conflicting interest (as defined in Section 16-10a-850 of the URBCA) with respect to the approval and adoption of this Agreement and the transactions contemplated hereby. All facts known to such directors with conflicting interests in respect of the subject matter of such transactions that an ordinarily prudent person would reasonably believe to be material to a judgment about whether or not to proceed with the transactions were disclosed. The action of the Company's Board of Directors described in Section 2.2 hereof constitute a directors' action (as defined in Section 16-10a-852 of the URBCA) with respect to this Agreement, the Shareholder Agreements and the transactions contemplated hereby and thereby.

   Section 4.4.  Consents and Approvals; No Violations.  Except as disclosed in
Section 4.4 of the Disclosure Schedule and for filings and other Permits, as may be required under, and other applicable requirements of, the Exchange Act, the approval of this Agreement and the Merger by the Company's shareholders and the filing and recordation of the Articles of Merger as required by the URBCA, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the articles of incorporation or bylaws or similar organizational documents of the Company or of any of its subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any Company Agreement or (iii) violate any Law applicable to the Company, any of its subsidiaries or any of their properties or assets, except in the case of
(ii) or (iii) for such violations, breaches or defaults which do not have, and would not reasonably be expected to have, a Company Material Adverse Effect and which will not materially impair the ability of the Company to consummate, or prevent or materially delay the consummation of, the transactions contemplated hereby.

   (a) No consent, approval, waiver or authorization of, notice to, declaration by, or filing with ("Consent") a Governmental Authority is required by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for
(i) the filing of a premerger notification and report form by the Company under the HSR Act, and any applicable filings under other Antitrust Laws, (ii) the filing with the SEC of (A) the Schedule 14D-9 and the information required by Rule 14f-1, (B) the Proxy Statement, and (C) such reports under the Exchange Act and the Securities Act, as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) such filings as may be required under state securities or "blue sky" laws, (iv) the filing of the Articles of Merger with the Utah Department of Commerce, Division of Corporations and Commercial Code, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be made or obtained, do not have, and would not reasonably be expected to have, a Company Material Adverse Effect, and which will not materially impair the ability of the Company to consummate, or to prevent or materially delay the consummation of, the transactions contemplated hereby.

   Section 4.5. SEC Reports and Financial Statements. The Company has filed with the SEC, and has heretofore made available to Parent true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed or furnished by it and its subsidiaries since December 31, 1998 under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing, collectively, the "Company SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents, including any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Each of the consolidated financial statements included in the Company SEC Documents have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its consolidated subsidiaries as at the dates thereof or for the periods presented therein. The financial results set forth in the financial statements and schedules set forth in the Company's Form 10-Q for the quarterly period ended September 30, 2001 shall be no less favorable than the results furnished in writing by the Company to Parent as of the date hereof.

   Section 4.6.  Absence of Certain Changes.  Except as disclosed in Section
4.6 of the Disclosure Schedule, since December 31, 2000, the Company and its subsidiaries have conducted their respective businesses and operations consistent with past practice only in the ordinary and usual course thereof and there has not occurred (i) any events, changes, or effects (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) which have, or would reasonably be expected to have, a Company Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of the Company or of any of its subsidiaries other than dividends paid by wholly-owned subsidiaries; or (iii) any change by the Company or any of its subsidiaries in accounting principles or methods, except insofar as may be required by a change in GAAP. Since December 31, 2000, neither the Company nor any of its subsidiaries has taken any of the actions prohibited by Section 6.1 hereof.

   Section 4.7. No Undisclosed Liabilities. Except (a) to the extent disclosed in Section 4.7 of the Disclosure Schedule and (b) for liabilities and obligations incurred in the ordinary and customary course of business and consistent with past practice, since December 31, 2000, neither the Company nor any of its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, which have, or would reasonably be expected to have, a Company Material Adverse Effect, or would be required to be reflected or reserved against on a consolidated balance sheet of the Company and its subsidiaries (including the notes thereto) prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2000. Section 4.7 of the Disclosure Schedule sets forth the amount of principal and unpaid interest outstanding under each instrument evidencing Indebtedness of the Company and its subsidiaries which will accelerate or become due or result in a right of redemption or repurchase on the part of the holder of such Indebtedness (with or without due notice or lapse of time) as a result of this Agreement, the Merger or the other transactions contemplated hereby.

   Section 4.8. Schedule 14D-9; Proxy Statement. Neither the Schedule 14D-9, nor any of the information supplied or to be supplied by the Company or its subsidiaries or representatives for inclusion or incorporation by reference in the Offer Registration Statement or the Offer Documents will, at the respective times any such documents or any amendments or supplements thereto are filed with the SEC, are first published, sent or given to shareholders of the Company or become effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Proxy Statement will not, at the time the Proxy Statement is mailed to the Company's shareholders or, at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The
Schedule 14D-9 and the Proxy Statement will comply as to form in all material respects with the requirements of all applicable Laws, including the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein. The Company represents that it has obtained all necessary consents to permit the inclusion in its entirety of the fairness opinion of Morgan Keegan & Company, Inc. in the Schedule 14D-9 and, if necessary, the Proxy Statement.

   Section 4.9.  Employee Benefit Plans; ERISA

   (a) There have been, since January 1, 1995, no employee benefit plans, programs, arrangements, contracts or agreements (including pension, health, life insurance, cash-or equity-based incentive, deferred compensation, stock purchase or restricted stock plans or agreements and employment, change of control and severance plans or agreements) of any type (including plans described in section 3(3) of ERISA), maintained, contributed to or required to be contributed to, or entered into by the Company, any of its subsidiaries or any of their respective ERISA Affiliates, or with respect to which the Company or any of its subsidiaries has, may have, or may have had, a liability, other than those disclosed in Section 4.9 of the Disclosure Schedule (the "Benefit Plans"). Except as set forth in documents delivered to Parent in accordance with Section 4.9(h), there have been no amendments to any Benefit Plan resulting in an increase of costs to the Company or any ERISA Affiliate of the Company and/or an increase of benefits provided under such Benefit Plan to any current or former employee of the Company or any of its subsidiaries. Neither the Company nor any ERISA Affiliate of the Company has any formal plan or commitment, whether legally binding or not, to create any additional Benefit Plan or modify or change any existing Benefit Plan that would affect any current or former employee of the Company or any of its subsidiaries.

   (b)  With respect to each Benefit Plan: (i) if intended to qualify under section 401(a) of the Code, such plan so qualifies, and its trust is exempt from taxation under section 501(a) of the Code and no condition exists that could adversely affect such qualification or tax exemption, except for amendments that must be made to such plan for which the remedial amendment period is still open; (ii) such plan has been administered in all material respects in accordance with its terms and applicable Law; (iii) no breaches of fiduciary duty have occurred which might be expected to give rise to a material liability on the part of the Company or any ERISA Affiliate of the Company;
(iv) no disputes are pending, threatened or, to the knowledge of the Company, anticipated that might be expected to give rise to a material liability on the part of the Company or any ERISA Affiliate of the Company; (v) no prohibited transaction (within the meaning of section 406 or 407 of ERISA) has occurred that might be expected to give rise to a material liability on the part of the Company or any ERISA Affiliate of the Company; (vi) all contributions and premiums due as of the date hereof (including any extensions for such contributions and premiums) have been made in full; (vii) no Tax has been imposed under section 4976, 4977, 4978, 4979, 4980 or 5000 of the Code; and
(viii) all relevant reports and other filings (including form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) have been timely made. Section 4.9(b) of the Disclosure Schedule sets forth, to the knowledge of the Company, a description of each failure to administer any Benefit Plan intended to be qualified under Section 401(a) of the Code in accordance with its terms and applicable Law which occurred after January 1, 1995.

   (c) Full payment has been made, or will be made in accordance with section 404(a)(6) of the Code, of all amounts which the Company or any ERISA Affiliate of the Company is required to pay under the terms of each of the Benefit Plans as of the last day of the most recent plan year thereof ended prior to the date of this Agreement, and all such amounts which become due through the Effective Time will be satisfied by the Company or its ERISA Affiliates at or prior to the Effective Time.

   (d) With respect to each Benefit Plan that is, or has been since January 1, 1995, subject to section 302 or Title IV of ERISA (each such plan, a "Title IV Plan") (i) neither the Company nor any ERISA Affiliate of the Company has incurred any liability under Title IV of ERISA that has not been satisfied in full; (ii) the Pension Benefits Guaranty Corporation has not instituted proceedings to terminate any such plan and no condition exists that presents a material risk that such proceedings will be instituted, (iii) the present value of accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits; and (iv) no such plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in section 302 of ERISA and section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the Closing Date. With respect to clauses (i)-(iv) of this
Section 4.9(d), insofar as such representations apply to section 4064, 4069 or 4204 of ERISA, they are made with respect to any Title IV Plan to which the Company or any ERISA Affiliate of the Company made, or was required to make, contributions during the period commencing January 1, 1995 and ending on the last day of the most recent plan year ended prior to the Closing Date.

   (e) With respect to each Benefit Plan that is a "welfare plan" (as defined in section 3(1) of ERISA), no such plan provides medical or death benefits with respect to current or former employees of the Company or any of its subsidiaries beyond their termination of employment, other than (i) coverage mandated by applicable Law; (ii) death benefits under any "pension plan"; or
(iii) benefits the full cost of which is now, and shall be in the future, borne by the current or former employee (or his beneficiary). No condition exists that would prevent the Company or any of its subsidiaries from amending or terminating any Benefit Plan providing health or medical benefits in respect of any active or former employee of the Company or any subsidiaries other than limitations imposed under the terms of collective bargaining agreements. There has been no material failure of a Benefit Plan that is a group health plan (as defined in section 5000(b)(1) of the Code) to meet the requirements of section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in section 4980B(g) of the Code).

   (f) The consummation of the transactions contemplated by this Agreement will not, alone or in combination with a related event, (i) entitle any individual to severance pay or accelerate the time of payment or vesting, or increase the amount, of compensation or benefits due to any individual; (ii) constitute or result in a prohibited transaction under section 4975 of the Code or section 406 or 407 of ERISA; or (iii) subject the Company, any of its subsidiaries, any ERISA Affiliate of the Company, any of the Benefit Plans, any related trust, any trustee or administrator thereof, or any party dealing with the Benefit Plans or any such trust to either a civil penalty assessed pursuant to section 409 or 502(i) of ERISA or a tax imposed pursuant to section 4976 or 4980B of the Code.

   (g) Except as set forth in Section 4.9(g) of the Disclosure Schedule, there is no Benefit Plan that is a "multiemployer plan," as such term is defined in
Section 3(37) of ERISA, or a "multiple employer welfare arrangement," as such term is defined in Section 3(40) of ERISA. Except for contributions required to be made in the ordinary course to the plans set forth in Section 4.9(g) of the Disclosure Schedule pursuant to the relevant collective bargaining agreements, no additional costs would be incurred by Parent, the Company, the Surviving Corporation or any of their respective ERISA Affiliates in connection with the withdrawal from such plans by Parent, the Company, the Surviving Corporation, any other employer under such plans or any of their respective ERISA Affiliates. None of the Benefit Plans set forth in Section 4.9(g) of the Disclosure Schedule is a "pension plan" as such term is defined in Section 3(2) of ERISA.

   (h) With respect to each Benefit Plan, the Company has delivered to Parent accurate and complete copies of all plan texts, summary plan descriptions, summaries of material modifications, trust agreements and other related agreements including all amendments to the foregoing; the two most recent annual reports; the most recent annual and periodic accounting of plan assets; the most recent determination letter received from the United States Internal Revenue Service; and the two most recent actuarial reports (including all attachments), to the extent any of the foregoing may be applicable to a particular Benefit Plan.

   Section 4.10.  Labor Matters.

   (a) Except as specifically set forth in Section 4.10 of the Disclosure Schedule, (i) neither the Company nor any of the subsidiaries is party to any collective bargaining or other agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its subsidiaries; (ii) to the knowledge of the Company, no union claims to represent the employees of the Company or any of its subsidiaries; (iii) none of the employees of the Company or any of its subsidiaries is represented by any labor organization and the Company has no knowledge of any current union organizing activities among the employees of the Company or any of its subsidiaries, nor, to the knowledge of the Company, does any question concerning representation exist concerning such employees; and
(iv) there are no written personnel policies, rules or procedures applicable to employees of the Company or any of its subsidiaries. There is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of the Company, threatened against or affecting the respective business activities of the Company or any of its subsidiaries and during the past five years there has not been any such action. There is no unfair labor practice charge or complaint against the Company or any of its subsidiaries pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any similar state or foreign agency. To the knowledge of the Company, no charges with respect to or relating to the Company or any of its subsidiaries are pending before the Equal Employment Opportunity Commission or any other Governmental Authorities responsible for the prevention of unlawful employment practices or any Governmental Authorities responsible for the enforcement of employee health and safety (including under the Occupational Safety and Health Act and the regulations thereunder). The Company has not received written notice, or to the knowledge of the Company any verbal notice, of the intent of any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws or employee health and safety laws to conduct an investigation with respect to or relating to the Company or any of its subsidiaries and, to the knowledge of the Company, no such investigation is in progress. There are no complaints, lawsuits or other proceedings pending or, to the knowledge of the Company, threatened in any forum by or on behalf of any present or former employee of the Company or any of its subsidiaries, any applicant for employment or classes of the foregoing alleging any breach by the Company or any of its subsidiaries of any express or implied contract of employment, any laws governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship or any employee health and safety laws.

   (b) The Company and each of its subsidiaries has paid in full, or fully accrued for in the financial statements of the Company, all wages, salaries, commissions, bonuses, severance payments, vacation payments, holiday pay, sick pay, pay in lieu of compensatory time and other compensation due or to become due to all current and former employees of the Company and each of its subsidiaries for all services performed by any of them on or prior to the date hereof. The Company and each of its subsidiaries has withheld and paid in a timely manner all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor. The Company and each of its subsidiaries are, and at all times have been, in all material respects, in compliance with all applicable federal, state and local and foreign laws, rules and regulations relating to the employment of labor including laws, rules and regulations relating to payment of wages, employment and employment practices, terms and conditions of employment, hours, immigration, equal employment opportunity, discrimination, child labor, occupational health and safety, collective bargaining and the payment and withholding of taxes and other sums required by Governmental Authorities. To the knowledge of the Company, the Company and its subsidiaries are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law or regulation, and there is no grievance pending or, to the knowledge of the Company, threatened which arises out of any collective bargaining agreement or other grievance procedure.

   (c) Except as set forth in Section 4.10(c) of the Disclosure Schedule, since the enactment of the Worker Adjustment and Retraining Notification Act (the "WARN Act"), neither the Company nor any of its subsidiaries has effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its subsidiaries; or (ii) a "mass-layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its subsidiaries; nor has the Company or any of its subsidiaries effected any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Except as disclosed in Section 4.10(c) of the Disclosure Schedule, none of the employees of the

Company or any of its subsidiaries has suffered an "employment loss" (as defined in the WARN Act) during the six month period prior to the date of this Agreement. The listing in Section 4.10(c) of the Disclosure Schedule shall be updated at the Closing Date for employment losses occurring during the 90 day period prior to the Closing Date.

   Section 4.11.  Litigation; Compliance with Law.

   (a) Except as disclosed in Section 4.11 of the Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting, the Company or any of its subsidiaries which has, or would reasonably be expected to have, a Company Material Adverse Effect, or materially impair the ability of the Company to consummate or prevent or materially delay the consummation of, the transactions contemplated hereby.

   (b) The Company and its subsidiaries have complied in a timely manner and in all material respects, with all Laws of any Governmental Authority relating to any of the property owned, leased or used by them, or applicable to their business, including but not limited to, equal employment opportunity, discrimination, occupational safety and health, environmental, interstate commerce and antitrust laws. The Company's and its subsidiaries' assets and properties (in each case, tangible and intangible) have been operated and maintained, in all material respects, in accordance with the Rules and Regulations of the U.S. Department of Federal Highway Act and the Rules and Regulations of the U.S. Department of Transportation, as applicable.

   Section 4.12.  Taxes   (a) Except as set forth in Section 4.12 of the
Disclosure Schedule:

      (i) the Company and its subsidiaries and each affiliated, combined, consolidated or unitary group of which the Company or any of its subsidiaries is or has been a member (a "Company Group") have (x) duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by them on or prior to the date hereof, and such Tax Returns are true, correct and complete, and (y) duly paid in full, or made provision in accordance with GAAP (or there has been paid or provision has been made on their behalf) for the payment of, all Taxes for all periods ending through the date hereof;
      (ii) there are no Liens for Taxes upon any property or assets of the Company or any of its subsidiaries, except for Liens for Taxes not yet due and payable;
      (iii) the Company and its subsidiaries have complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any foreign laws) and have, within the time and the manner prescribed by law, withheld from employee wages and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over under applicable laws;
      (iv) no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or its subsidiaries or any Company Group and neither the Company nor any of its subsidiaries has received notice of any pending audits or proceedings with regard to any Taxes or Tax Returns of the Company or its Subsidiaries or any Company Group;

      (v) the federal income Tax Returns of the Company and its subsidiaries and any Company Group have been examined by the Internal Revenue Service (or the applicable statutes of limitation for the assessment of federal income Taxes for such periods have expired) for all periods through and including December 31, 1997, and no material deficiencies were asserted as a result of such examinations which have not been resolved and fully paid;

      (vi) neither the Company nor any of its subsidiaries is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code;

      (vii) neither the Company nor any of its subsidiaries has made any change in Tax accounting methods since January 1, 1990;

      (viii) there are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its subsidiaries, and no power of attorney granted by either the Company or any of its subsidiaries with respect to any Taxes is currently in force;

      (ix) neither the Company nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes;

      (x) neither the Company nor any of its subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f) of the Code, or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Company or any of its subsidiaries; and

      (xi) all transactions that could give rise to an understatement of the federal income tax liability of the Company or any of its subsidiaries within the meaning of Section 6662(d) of the Code are adequately disclosed on Tax Returns in accordance with Section 6662(d)(2)(B) of the Code if there is or was no substantial authority for the treatment giving rise to such understatement.

   (b) No excess loss accounts exist as described in Section 1.1502-19 of the regulations promulgated under the Code (the "Treasury Regulations") with respect to the Company or its subsidiaries.

   (c) There are no net operating loss carryovers available to the Company or its subsidiaries.

   (d) Neither the Company nor any of its subsidiaries has taken or agreed to take any action or knows of any fact, circumstance, plan or intention that will, or would be reasonably likely to, prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

   Section 4.13. Contracts. Except as disclosed in Section 4.13 of the Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), (a) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (b) (1) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or (2) which involves expenditures in excess of $100,000, (c) which contains any non-compete or exclusivity provisions with respect to any material line of business or material geographic area with respect to the Company or any of its subsidiaries, or which restricts the conduct of any material line of business by the Company or any of its subsidiaries or any material geographic area in which the Company or any of its subsidiaries may conduct business, in each case in any material respect or (d) which would prohibit or materially delay the consummation of the Offer, the Merger or any of the transactions contemplated in this Agreement. The Company has previously made available to Parent true and complete copies of all (A) material agreements with customers and suppliers listed in Section 4.13 of the Disclosure Schedule to which the Company or any of its subsidiaries is a party and (B) employment and deferred compensation agreements with directors, executive officers and key employees, and material agreements with consultants, which are in writing and to which the Company or any of its subsidiaries is a party. Each contract, arrangement, commitment or understanding of the type described in this Section 4.13, whether or not set forth in Section 4.13 of the Disclosure Schedule, is referred to herein as a "Company Agreement." Each Company Agreement is valid and binding on the Company or its subsidiaries, as applicable, and in full force and effect, and the Company and each of its subsidiaries have performed all obligations required to be performed by them until the date hereof under each Company Agreement, except those that are not, and would not reasonably be expected to be, material to the Company. Neither the Company nor any of its subsidiaries knows of, or has received written notice, or to the knowledge of the Company, verbal notice, of, any violation or default under (or any condition which with the passage of time or the giving of notice would case such a violation of or default under) any Company Agreement or any other loan or credit agreement, note, bond, mortgage, indenture or lease, or any other contract, agreement, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that are not, or would not reasonably be expected to be, material to the Company.

   Section 4.14.  Environmental Matters

   (a) The Company and each of its subsidiaries has been and is in material compliance with all applicable Environmental Laws, including possessing all material permits, authorizations, licenses, exemptions and other governmental authorizations required for its operations under applicable Environmental Laws, (all of the foregoing, whether material or not, the "Environmental Permits'). All such Environmental Permits are in effect, no appeal nor any other action is pending to revoke any such Environmental Permit, and the Company and each of its subsidiaries are in compliance in all material respects with all terms and conditions of such Environmental Permits. To the extent required by applicable Environmental Laws, the Company and each of its subsidiaries have filed (or will have filed by the Closing Date) all applications necessary to renew or obtain any Environmental Permits in a timely fashion so as to allow the Company and each of its subsidiaries to continue to operate their businesses in compliance with applicable Environmental Laws, and the Company does not expect such new or renewed Environmental Permits to include any terms or conditions that will have a material impact on the Company or any of its subsidiaries.

   (b) There is no pending or threatened written claim, lawsuit, or administrative proceeding against the Company or any of its subsidiaries, under or pursuant to any Environmental Law, that has, or would reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries has received written notice from any person, including any Governmental Authority, alleging that the Company or any of its subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither the Company nor any of its subsidiaries has received any written request for information from any person, including but not limited to any Governmental Authority, related to liability under or compliance with any applicable Environmental Law, except for such matters, if they matured into a claim against the Company or any of its subsidiaries, that do not have, or would not reasonably be expected to have a Company Material Adverse Effect.

   (c) With respect to the real property that is currently owned, leased or operated by the Company or any of its subsidiaries, there have been no Releases of Hazardous Substances on or underneath any of such real property that have, or would reasonably be expected to have, a Company Material Adverse Effect.

   (d) With respect to real property that was formerly owned, leased or operated by the Company or any of its subsidiaries or any of their predecessors in interest, there were no Releases of Hazardous Substances on or underneath any of such real property during or prior to the Company's or any of its subsidiaries' ownership or operation of such real property that have, or would reasonably be expected to have, a Company Material Adverse Effect.

   (e) Neither the Company nor any of its subsidiaries has entered into any agreement that may require them to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any person from or against any liabilities or costs arising out of or related to the generation, manufacture, use, transportation or disposal of Hazardous Substances, or otherwise arising in connection with or under Environmental Laws.

   (f) Except as set forth in Section 4.14(f) of the Disclosure Schedule, the Company and each of its subsidiaries have never engaged in any activities that have required or should have required the Company or any of its subsidiaries to obtain a permit as a transporter of hazardous waste (as such term is defined pursuant to the Resource Conservation and Recovery Act, 42 U.S.C. (S) 6901, et seq. ("RCRA") or any similar state statute), or as the owner or operator of a facility that treated, stored or disposed of hazardous waste, in accordance with the requirements of RCRA or any similar state statute.

   (g) Except as set forth in Section 4.14 of the Disclosure Schedule, or except with respect to former underground storage tanks that have been removed or closed in place in accordance with applicable Law and as to which no further action (including no further environmental investigation or cleanup) is required and no further costs or liability is involved, neither the Company nor any of its subsidiaries currently owns or operates or formerly owned or operated any underground storage tanks subject to regulation pursuant to Subchapter IX of RCRA (42 U.S.C. (S)(S) 6991-6991i) or similar statute statutes.

   (h) To the knowledge of the Company, neither the Company nor any of its subsidiaries, within the next five years, will be required to expend monies for capital improvements in order to (1) comply or maintain compliance with applicable Environmental Laws or (2) comply with regulatory requirements that are not now effective, but to the knowledge of the Company, will be or are reasonably expected to become effective after the Closing Date, except for such expenditures that are reasonably expected to be less than $60,000 per annum and $200,000 in the aggregate.

   Section 4.15.  Intellectual Property

   (a)  As used herein: (i) "Intellectual Property" means all U.S. and foreign
(a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans and general intangibles of like nature, together with goodwill, registrations and applications relating to the foregoing ("Trademarks"); (b) patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and like statutory rights ("Patents"), (c) registered and unregistered copyrights (including those in Software), rights of publicity and all registrations and applications to register the same ("Copyrights"); and (d) confidential information, technology, know-how, inventions, processes, formulae, algorithms, models and methodologies ("Trade Secrets"); (ii) "IP Licenses" means all licenses and agreements (excluding "click-wrap" or "shrink-wrap" agreements or agreements contained in "off-the-shelf" Software or the terms of use or service for any Web site) pursuant to which the Company and its subsidiaries have acquired rights in (including usage rights) to any Intellectual Property, or licenses and agreements pursuant to which the Company and its subsidiaries have licensed or transferred the right to use any Intellectual Property, including license agreements, settlement agreements and covenants not to sue; (iii) "Software" means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, databases and compilations, including any and all data and collections of data, all documentation, including user manuals and training materials, related to any of the foregoing and the content and information contained on any Web site; and (iv) "Company Intellectual Property" means the Intellectual Property and Software held for use or used in the business of Company or its subsidiaries as presently conducted or as currently proposed to be conducted.

   (b) Section 4.15(b) of the Disclosure Schedule sets forth, for the following Intellectual Property owned by the Company and its subsidiaries, a complete and accurate list of all U.S., state and foreign: (i) Patents;
(ii) Trademarks (including Internet domain name registrations) and material unregistered trademarks and service marks; and (iii) Copyrights and material unregistered copyrights.

   (c) Section 4.15(c) of the Disclosure Schedule lists all material Software which is owned by the Company or its subsidiaries ("Proprietary Software"), and all material IP Licenses.

   (d) The Company, or one of its subsidiaries, owns or possesses licenses or other legal rights to use, sell or license all Company Intellectual Property, free and clear of all Liens, except Permitted Liens.

   (e) All Trademarks, Patents and Copyrights owned by the Company and its subsidiaries and to the knowledge of the Company, all Trademarks, Patents and Copyrights used by but not owned by the Company and its subsidiaries are valid and subsisting, in full force and effect and have not lapsed, expired or been abandoned, and are not the subject of any opposition filed with the United States Patent and Trademark Office or any other intellectual property registry.

   (f) The Company Intellectual Property and the IP Licenses constitute all the Intellectual Property, Software and IP Licenses that are necessary for the continuing conduct and operation of the Company's business (as described in the Company's Annual Report filed with the SEC on Form 10-K for the period ending December 31, 2000) in all material respects as conducted and operated by the Company immediately prior to the date hereof.

   (g)  Except as set forth in Section 4.15(g) of the Disclosure Schedule:

      (i) no claims, or to the knowledge of Company, threat of claims, have been asserted by any Third Party against the Company or any of its subsidiaries related to the use in the conduct of the businesses of the Company and its subsidiaries of any Intellectual Property or Software, or challenging or questioning the validity or effectiveness of any IP License;

      (ii) no settlement agreements, consents, judgments, orders, forebearances to sue or similar obligations limit or restrict the Company's or any subsidiary's rights in and to any Company Intellectual Property ;

      (iii) to the knowledge of the Company, the conduct of the businesses of the Company and its subsidiaries does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property rights of any Third Party.

      (iv) the Company and its subsidiaries have not licensed or sublicensed their rights in any Company Intellectual Property, or received or been granted any such rights, other than pursuant to the IP Licenses;

      (v) to the knowledge of the Company, no Third Party is misappropriating, infringing, diluting or violating any Intellectual Property owned by the Company or its subsidiaries;

      (vi) the IP Licenses are valid and binding obligations of the Company and/or the relevant subsidiary, enforceable in accordance with their terms, and there is no material default thereof by the Company or any of its subsidiaries or, to the knowledge of the Company, of the other party thereto;

      (vii) the Company and its subsidiaries have taken all reasonable measures to protect the confidentiality of their Trade Secrets; and

      (viii) the consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company's and its subsidiaries' rights to own or use any of the Company Intellectual Property, nor will such consummation require the consent of any Third Party in respect of any Intellectual Property.

   Section 4.16.  Title, Sufficiency and Condition of Assets

   (a) The Company and its subsidiaries, in each case, have good and valid title to their owned assets and properties (in each case, tangible and intangible) or, in the case of assets and properties which they lease, license or have other rights in, valid leasehold, license or other interests in such, assets and properties, in each case, free and clear of all Liens, except for Permitted Liens.

   (b) The Company and its subsidiaries have good and valid title to, or rights by lease, license or other agreement to use, all assets and properties (in each case, tangible and intangible) necessary to permit the Company and its subsidiaries to conduct their business as currently conducted. The assets and properties (in each case, tangible and intangible) owned or used by the Company are in satisfactory condition and repair for their continued use as they have been used and adequate in all material respects for their current use.

   Section 4.17.  Transactions with Affiliates.  Except as disclosed in Section
4.17 of the Disclosure Schedule, since December 31, 2000, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

   Section 4.18. Opinion of Financial Advisor. The Company has received an opinion from Morgan Keegan & Company, Inc. to the effect that the consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view, a copy of which opinion has been delivered to Parent.

   Section 4.19. Broker's or Finder's Fee. Except for the fees of Morgan Keegan & Company, Inc. (whose fees and expenses will be paid by the Company in accordance with the Company's agreement with such firm, a true and correct copy of which has been previously delivered to Parent by the Company), no agent, broker, person or firm acting on behalf of the Company or its subsidiaries is, or will be, entitled to any fee, commission or broker's or finder's fees from any of the parties hereto, or from any person controlling, controlled by, or under common control with, any of the parties hereto, in connection with this Agreement, the Shareholder Agreements or any of the transactions contemplated hereby or thereby.

                                   ARTICLE V

                        REPRESENTATIONS AND WARRANTIES
                           OF PARENT AND MERGER SUB

   Parent and the Merger Sub represent and warrant to the Company as follows:

   Section 5.1. Organization and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah. Each of Parent and Merger Sub has the requisite corporate power and corporate authority and any necessary material governmental authority, franchise, license, certificate or permit to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so qualified and in good standing which are not, and would not be reasonably likely to be, material to Parent.

   Section 5.2. Corporate Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has the requisite corporate power and corporate authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and by general equitable principles. The authorized capital stock of Parent consists of (A) 500,000,000 shares of common stock, par value $2.50 per share and (B) 20,000,000 shares of preferred stock, no par value, of which no shares are outstanding. As of September 30, 2001, 248,385,281 shares of Parent Common Stock were issued and outstanding and 27,102,444 shares of Parent Common Stock were held in the treasury of Parent. In addition, Parent may issue shares of its capital stock upon the exercise or conversion of presently outstanding securities, the number and terms of which are summarized in the Parent SEC Documents as of the respective dates thereof. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

   Section 5.3.  Consents and Approvals; No Violations.
   (a) Except for filings and Permits as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, the URBCA, state blue sky laws and any applicable state takeover laws, neither the execution, delivery or performance of this Agreement by Parent and the Merger Sub nor the consummation by Parent and the Merger Sub of the transactions contemplated hereby nor compliance by Parent and the Merger Sub with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the respective articles of incorporation or by-laws of Parent or Merger Sub, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Indebtedness, lease, license, Permit, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iii) violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets, except in the case of (ii) and (iii) for such violations, breaches or defaults which do not have, and would not reasonably be expected to have, a Parent Material Adverse Effect and which will not materially impair the ability of Parent or Merger Sub to consummate or prevent or materially delay the consummation of the Offer and the Merger or the other transactions contemplated hereby.

   (b) No Consent by a Governmental Authority is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for (i) the filing of a premerger notification and report form by Parent under the HSR Act, and any applicable filings under other Antitrust Laws, (ii) the filing with the SEC of (A) the Offer Documents and (B) such reports under the Exchange Act and the Securities Act, as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) such filings as may be required under state securities or "blue sky" laws, (iv) the filing of the Articles of Merger with the Utah Department of Commerce, Division of Corporations and Commercial Code, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be made or obtained, do not have, and would not reasonably be expected to have, a Parent Material Adverse Effect, and which will not materially impair the ability of Parent or Merger Sub to consummate, or to prevent or materially delay the consummation of, the transactions contemplated hereby.

   Section 5.4.  Information To Be Supplied.

   (a) The information with respect to Parent and Merger Sub that Parent and/or Merger Sub, as the case may be, furnishes to the Company in writing specifically for use in the 14D-9 and the Proxy Statement, at the time the 14D-9 is first sent or given to shareholders of the Company, and in the case of the Proxy Statement, at the time the Proxy Statement is mailed to the Company's shareholders or, at the time of the Company Shareholder Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act.

   (b) Notwithstanding the foregoing provisions of this Section 5.4, no representation or warranty is made by Parent with respect to statements made or incorporated by reference in the Proxy Statement or the Offer Documents based on information supplied by the Company expressly for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in such documents but which should have been disclosed pursuant to Section 4.8.

   Section 5.5. SEC Reports and Financial Statements. Parent has filed with the SEC, and has heretofore made available to the Company true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it and its subsidiaries since December 31, 1998 under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing, collectively, the "Parent SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents, including any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Each of the consolidated financial statements included in the Parent SEC Documents have been prepared from, and are in accordance with, the books and records of Parent and its consolidated subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of Parent and its consolidated subsidiaries as at the dates thereof or for the periods presented therein.

   Section 5.6. Financing. Either Parent or the Merger Sub has, or will have prior to the satisfaction of the conditions to the Offer, sufficient funds available (through existing credit arrangements or otherwise) to deliver the Exchange Offer Consideration and Merger Consideration to all of the Company Shares outstanding which become entitled to receive such consideration.

   Section 5.7. Taxes. Neither Parent nor any of its subsidiaries, including Merger Sub, has taken any action or knows of any fact, circumstance, plan or intention that will, or would be reasonably likely to, prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

                                  ARTICLE III

                                   COVENANTS

   Section 6.1. Interim Operations of the Company. The Company covenants and agrees that, except as expressly provided in this Agreement, or with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned, or delayed, after the date hereof and prior to the Effective Time:

   (a) the business of the Company and its subsidiaries shall be conducted only in the ordinary and customary course consistent with past practice, including, taking all reasonable measures to protect the confidentiality of the Company's and its subsidiaries' Trade Secrets, and, to the extent consistent therewith, each of the Company and its subsidiaries shall use reasonable best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners;

   (b) the Company will not, directly or indirectly, split, combine or reclassify the outstanding Company Shares, or any outstanding capital stock of any of the subsidiaries of the Company;

   (c) neither the Company nor any of its subsidiaries shall: (i) amend its articles of incorporation or bylaws or similar organizational documents; (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (iii) issue, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than issuances pursuant to the exercise of Company Options outstanding on the date hereof; (iv) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any material Indebtedness; or (v) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;

   (d) neither the Company or any of its subsidiaries shall: (i) increase the compensation or benefits payable to any director, officer, other employee or consultant of the Company or any of its subsidiaries, other than in the ordinary course of business consistent with past practice; (ii) grant any severance or termination pay to (or amend any such existing arrangement with) any director, officer, other employee or consultant of the Company or any of its subsidiaries; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer, other employee or contractor of the Company or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or agreements or employment agreements; or (v) permit any director, officer, other employee or contractor of the Company or any of its subsidiaries who is not already a party to an agreement or a participant in a plan providing benefits upon or following a "change in control" to become a party to any such agreement or a participant in any such plan, other than pursuant to a pre-existing contractual commitment or as required by applicable Law;

   (e) neither the Company nor any of its subsidiaries shall: (i) adopt any new Benefit Plan, terminate any Benefit Plan or modify any Benefit Plan in a way that could result in additional cost to Parent, the Company or any of their respective subsidiaries, except for any amendments to a Benefit Plan required to maintain its qualified plan status under Section 401(a) of the Code; (ii) modify any actuarial cost method, assumption or practice used in determining benefit obligations, annual expense and funding for any Benefit Plan, except to the extent required by GAAP; (iii) subject to any ERISA fiduciary obligation, modify the investment philosophy of the Benefit Plan trusts or maintain an asset allocation which is not consistent with such philosophy; (iv) subject to any ERISA fiduciary obligation, enter into any outsourcing agreement, or any other material contract relating to the Benefit Plans or management of the Benefit Plan trusts; (v) grant any ad hoc pension increase; or (vi) establish any new or fund any existing "rabbi" or similar trust (except in accordance with the current terms of any Benefit Plan), or enter into any other arrangement for the purpose of securing nonqualified retirement benefits, termination benefits or deferred compensation;

   (f) neither the Company nor any of its subsidiaries shall modify, amend or terminate any of the Company Agreements or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;

   (g) neither the Company nor any of its subsidiaries shall permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice;

   (h) neither the Company nor any of its subsidiaries shall: (i) incur Indebtedness; provided, however, the Company may incur Indebtedness, if such Indebtedness is incurred on an arm's length basis with nationally recognized financial institutions and such Indebtedness does not exceed $500,000 in net debt and is incurred in the ordinary course of business consistent with past practice; (ii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of the Company); or (iii) enter into any material commitment or transaction (including any borrowing, capital expenditure or purchase, sale or lease of assets) requiring a capital expenditure by the Company or its subsidiaries other than capital expenditures pursuant to the Company's capital expenditures budget previously furnished to Parent and other capital expenditures that do not exceed $50,000 in the aggregate since June 30, 2001;

   (i) neither the Company nor any of its subsidiaries shall change any method of reporting income, deductions or other items for income Tax purposes, make or change any election with respect to Taxes, agree to or settle any claim or assessment in respect of Taxes, or agree to an extension or waiver of the limitation period to any claim or assessment in respect of Taxes, other than in the ordinary course of business consistent with past practice or as required by Law;

   (j) neither the Company nor any of its subsidiaries shall change any of the accounting principles used by it unless required by GAAP;

   (k) neither the Company nor any of its subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, (i) in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries, (ii) incurred in the ordinary course of business and consistent with past practice or (iii) which are legally required to be paid, discharged or satisfied (provided that if such claims, liabilities or obligations referred to in this clause (iii) are legally required to be paid and are also not otherwise payable in accordance with clauses (i) or (ii) above, the Company will notify Parent in writing reasonably in advance of their payment if such claims, liabilities or obligations exceed, individually or in the aggregate, $25,000 in value);

   (l) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make any investment in another entity (other than an entity which is a wholly-owned subsidiary of the Company as of the date hereof and other than incorporation of a wholly-owned subsidiary of the Company) or (ii) sell, pledge, dispose of, or encumber or authorize or propose the sale, pledge, disposition or encumbrance of any assets of the Company or any of its subsidiaries, except in the ordinary and customary course of business consistent with past practice;

   (m) take any action which it believes when taken could reasonably be expected to adversely affect or delay in any material respect the ability of any of the parties hereto to obtain any approval of any Governmental Authority required to consummate the transactions contemplated hereby;

   (n) take any action to cause the Company Shares to cease to be quoted on the Nasdaq National Market prior to the Closing Date;

   (o) neither the Company nor any of its subsidiaries will take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time; and

   (p) neither the Company nor any of its subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

   Section 6.2.  Preparation of Proxy Statement; Company Shareholder Meeting.

   (a) If required by applicable Law, promptly after the acceptance for exchange of Company Shares pursuant to the Offer, the Company shall prepare and file with the SEC under the Exchange Act the Proxy Statement and use all reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after the acceptance by Parent for exchange of Company Shares pursuant to the Offer. The Company shall mail the Proxy Statement to its shareholders as promptly as practicable after the Proxy Statement has cleared the SEC. Each of the Company, Parent and Merger Sub will promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect prior to the Company Shareholder Meeting, and the Company will cause the Proxy Statement as so corrected to be filed with the SEC and to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the Proxy Statement before it is filed with the SEC. In addition, the Company agrees to provide Parent, Merger Sub and their counsel with any comments that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments and to consult with Parent, Merger Sub and their counsel prior to responding to any such comments. The Company will advise Parent of the time when the SEC has cleared the Proxy Statement, promptly after it receives notice thereof.

   (b) If approval of the Company's shareholders is required by applicable law in order to consummate the Merger, the Company shall establish, prior to or as soon as practicable following the date upon which the Proxy Statement has been cleared by the SEC, a record date (which shall be prior to or as soon as practicable following the date upon which the Proxy Statement has been cleared by the SEC) for, duly call, give notice of, convene and hold a meeting of its shareholders (the "Company Shareholder Meeting") for the purpose of considering and taking action upon this Agreement and the Merger and (with the consent of Parent) such other matters as may in the reasonable judgment of the Company be appropriate for consideration at the Company Shareholder Meeting. Once the Company Shareholder Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Shareholder Meeting (other than for the absence of a quorum) without the consent of Parent. The Board of Directors of the Company shall include the Recommendations in the Proxy Statement as such Recommendations pertain to the Merger and this Agreement. The Company shall use its reasonable best efforts to solicit from shareholders of the Company proxies in favor of this Agreement and the Merger and shall take all other actions necessary or advisable to secure the vote or consent of shareholders required by the URBCA to effect the Merger.

   (c) Notwithstanding the foregoing clauses (a) and (b) above, in the event that Parent shall acquire at least 90% of the outstanding Company Shares in the Offer, subject to the satisfaction or (to the extent permitted hereunder) waiver of all conditions to the Merger, the parties hereto shall take all necessary actions to cause the Merger to become effective, as soon as practicable after the acceptance for exchange and purchase of such Company Shares pursuant to the Offer, without a meeting of shareholders of the Company, in accordance with Section 16-10a-1104 of the URBCA, including, the contribution by Parent to Merger Sub of all Company Shares then held by Parent or such other actions as may be necessary such that the Transaction will qualify as a reorganization under Section 368(a) of the Code.

   Section 6.3. Access to Information. The Company shall (and shall cause each of its subsidiaries to) afford to the Representatives of Parent reasonable access, during normal business hours, during the period from the date hereof and prior to the Effective Time, to all of its and its subsidiaries' properties, books, contracts, commitments, records and officers, and during such period, the Company shall (and shall cause each of its subsidiaries to) furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request.

   Section 6.4. No Solicitation; Acquisition Proposals. (a) From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, (1) the Company shall, and the Company shall cause its and its subsidiaries' respective Representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Third Party conducted heretofore by the Company, its subsidiaries or their respective Representatives with respect to any Acquisition Proposal and (2) the Company shall not, and the Company shall cause its and its subsidiaries' respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action to facilitate, any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; (ii) enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the exchange of Company Shares pursuant to the Offer or the Merger or any other transaction contemplated by this Agreement;
(iii) participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to the Company or its subsidiaries or afford access to the properties, books or records or employees of the Company or its subsidiaries to, any Third Party relating to an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal; or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal.

   (b) Notwithstanding the restrictions set forth in Section 6.4(a), if, at any time prior to the exchange of Company Shares pursuant to the Offer, (1) the Company has received an unsolicited bona fide written proposal from a Third Party relating to an Acquisition Proposal (under circumstances in which the Company has complied with its obligations under Section 6.4(a)) and
(2) the Board of Directors of the Company concludes in good faith (after consultation with a financial advisor of nationally recognized reputation and after receiving the written advice of its outside counsel) (i) that such Acquisition Proposal constitutes a Superior Proposal and (ii) that the failure to provide such information or participate in such negotiations or discussions would result in a breach by the Board of Directors of the Company of its fiduciary duties to the Company's Shareholders under applicable Law, the Company may, subject to its giving Parent at least two business days' prior written notice of the identity of such Third Party and all of the terms and conditions of such Acquisition Proposal and of the Company's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Third Party, (x) furnish information with respect to the Company and its subsidiaries to any Third Party pursuant to a customary confidentiality agreement containing terms no less restrictive than the terms of the Confidentiality Agreement dated March 7, 2001, entered into between Morgan Keegan & Company, on behalf of the Company, and Overnite Transportation Company, as the same may be amended, supplemented or modified (the "Confidentiality Agreement"), provided that a copy of all such information is delivered simultaneously to Parent if it has not previously been so furnished to Parent, and (y) participate in discussions or negotiations regarding such proposal.

   (c) The Company shall as soon as practicable (and in any event within 24 hours) notify and advise Parent orally and in writing of any Acquisition Proposal or of any request for information or inquiry that may lead to an Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person making such Acquisition Proposal, request or inquiry. The Company shall inform Parent on a prompt and current basis of the status, content and details of any discussions regarding, or relating to, any Acquisition Proposal with a Third Party (including amendments and proposed amendments) and, as promptly as practicable, of any change in the price, structure or form of the consideration or material terms of and conditions regarding the Acquisition Proposal. In fulfilling its obligations under this paragraph (c) of this Section 6.4, the Company shall provide promptly to Parent copies of all written correspondence or other written material, including material in electronic form, between the Company and such Third Party, except in the event where the delivery of such copies would result in a breach by the Board of Directors of the Company of its fiduciary duties to the Company's Shareholders under applicable Law.

   (d) The Company agrees that it will promptly inform its and its subsidiaries' respective Representatives of the obligations undertaken in this
Section 6.4.
   (e) Nothing contained in this Section 6.4 or Section 6.5 hereof shall prohibit the Company from taking and disclosing to its shareholders a position as required by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act.

   (f)  For purposes of this Agreement,

   "Acquisition Proposal" means any inquiry, offer, proposal or intended proposal, indication of interest, signed agreement or completed action, as the case may be, by any Third Party which relates to a transaction or series of transactions (including any merger, consolidation, recapitalization, liquidation or other direct or indirect business combination) involving the Company or any of its subsidiaries or the issuance or acquisition of shares of capital stock or other equity securities of the Company or any of its subsidiaries representing 15% or more (by voting power) of the outstanding capital stock of the Company or such subsidiary or any tender or exchange offer that if consummated would result in any person, together with all affiliates thereof, Beneficially Owning shares of capital stock or other equity securities of the Company or any of its subsidiaries representing 15% or more (by voting power) of the outstanding capital stock of the Company or such subsidiary, or the acquisition, license, purchase or other disposition of a substantial portion of the technology, business or assets of the Company or any of its subsidiaries outside the ordinary course of business or inconsistent with past practice; and

   "Superior Proposal" means any bona fide written Acquisition Proposal (provided that for the purposes of this definition, the applicable percentages in the definition of Acquisition Proposal shall be seventy-five percent (75%) as opposed to fifteen percent (15%)), on its most recently amended or modified terms, if amended or modified, which the Board of Directors of the Company determines in its good faith judgment (after receipt of the advice of a financial advisor of nationally recognized reputation and receiving advice of its outside counsel), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the proposal and the Third Party making the proposal (i) would, if consummated, result in a transaction that is more favorable to the Company's shareholders (in their capaci-ties as shareholders), from a financial point of view, than the transactions contemplated by this Agreement and (ii) is reasonably capable of being completed.

   (g) The Company agrees not to release or permit the release of any person from, or to waive or permit thewaiver of any provision of, any confidentiality, "standstill" or similar agreement to which any of the Company or its subsidiaries is a party and will promptly provide Parent with a copy of such agreements. The Company will use its best efforts to enforce or cause to be enforced each such agreement at the request of Parent.

   Section 6.5. Modifications to Recommendations. Except as expressly permitted by this Section 6.5, neither the Board of Directors of the Com-pany nor any committee thereof shall (i) withdraw, qualify, modify or amend, or propose to withdraw, qualify, modify or amend, in a manner adverse to Parent, the Recommendations or take any action or make any statement, filing or release inconsistent with such Recommendations (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Recommendations), (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal (each of the foregoing being referred to as a "Subsequent Determination"), provided that, if prior to the consummation of the Offer, the Board of Directors of the Company determines in good faith, after it has received a Superior Proposal and after receipt of written advice from outside counsel, that the failure to make a Subsequent Determination would result in a breach by the Board of Directors of the Company of its fiduciary duties to the Company's shareholders under applicable Law, the Board of Directors of the Company may (subject to this and the following sentences) inform the Company's shareholders that it no longer believes that exchange of Company Shares pursuant to the Offer and the other transactions contemplated hereby are advisable, but only at a time that is after 5:00 p.m., New York City time, on the third business day following delivery by the Company to Parent of a written notice (a "Subsequent Determination Notice") (i) advising Parent that the Board of Directors of the Company has received a Superior Proposal, (ii) specifying the terms and conditions of such Superior Proposal, including the amount per share that the Company's shareholders will receive per Company Share (valuing any non-cash consideration at what the Board of Directors of the Company determines in good faith, after consulta-tion with its independent financial advisor, to be the fair value of the non-cash consideration) and including a copy thereof with all accompanying documentation, except in the event where the inclusion of such copy would result in a breach by the Board of Directors of the Company of its fiduciary duties to the Company's Shareholders under applicable Law, (iii) identifying the person making such Superior Proposal and (iv) stating that the Company intends to make a Subsequent Determination. After providing such notice, the Company shall provide a reasonable opportunity to Parent, and shall cooperate in good faith with Parent, to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with its Recommendations to its shareholders without a Subsequent Determination; provided, however, that any such adjustment to this Agreement shall be at the discretion of Parent at the time.

   Section 6.6.  HSR Act Filings; Reasonable Best Efforts

   (a) Each of Parent and the Company shall (i) promptly make or cause to be made the filings required of such party or any of its subsidiaries under the HSR Act and any other Antitrust Laws with respect to the Offer, the Merger and the other transactions contemplated by this Agreement, (ii) comply at the earliest reasonable practicable date with any request under the HSR Act or such other Antitrust Laws for additional information, documents, or other material received by such party or any of its subsidiaries from the Federal Trade Commission or the Department of Justice or any other Governmental Authority in respect of such filings, the

Offer, the Merger or such other transactions, (iii) cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws with respect to any such filing, the Offer, the Merger or such other transactions, and (iv) use reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the Offer, the Merger or any other transactions contemplated under this Agreement under the Antitrust Laws. The Company shall not propose to enter into, or enter into, any agreement, arrangement or understanding with any Governmental Authority with respect to any Governmental Authority's review of the Offer, the Merger or any other transactions contemplated under this Agreement without the prior written consent of Parent.

   (b) Subject to Section 6.4 and Section 6.5 of this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger, and the other transactions contemplated by this Agreement, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all other necessary registrations and filings (including other filings with Governmental Authorities, if any), (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the preparation of the Offer Registration Statement, the Offer Documents, the Schedule 14D-9 and, if necessary, the Proxy Statement, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

   (c) Notwithstanding anything to the contrary in this Section 6.6, (i) neither Parent nor any of its subsidiaries shall be required to divest any of their or the Company's or any of its subsidiaries' respective businesses, product lines or assets, (ii) neither Parent nor any of its subsidiaries shall be required to take or agree to take any other action or agree to any limitation that could reasonably be expected to have an adverse effect on the business, assets, condition (financial or otherwise), results of operations or prospects of Parent and its subsidiaries, taken as a whole, or of Parent combined with the Surviving Corporation after the Effective Time, (iii) no party shall be required to agree to the imposition of or to comply with, any condition, obligation or restriction on Parent or any of its subsidiaries or on the Surviving Corporation or any of its subsidiaries of the type referred to in subclause (a) or (b) of clause (5) of Annex A or Section 7.1(b), (iv) neither Parent nor Merger Sub shall be required to waive any of the conditions to the Offer set forth in Annex A or any of the conditions of to the Merger set forth in Article VIII, and (v) no party shall be required to pursue or defend any administrative or judicial action or proceeding that may be instituted or threatened.

   (d) Payment of HSR Filing Fee. Any filing fee payable under or pursuant to the HSR Act shall be paid in full by Parent regardless of whether the Offer, the Merger, this Agreement or the other transactions contemplated hereby are consummated.

   Section 6.7. Litigation. The Company shall give Parent the opportunity to participate in the defense of any litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement or any other Acquisition Proposal and will not settle or compromise any such action without the prior written consent of Parent.

   Section 6.8. Certain Benefit Matters. Parent agrees to cause the Surviving Corporation and its subsidiaries to honor and assume the Salary Continuation Agreements listed on Section 6.8 of the Disclosure Schedule (the "Salary Continuation Agreements"), true and accurate copies of which have previously been provided to Parent. If Parent shall notify Company prior to the Effective Time that Parent wishes to substitute alternate contractual arrangements (to become effective as of the Effective Time) with one or more of the persons subject to such agreements, the Company agrees to use its best efforts to facilitate Parent's negotiations with any such person and to cooperate in making any such contractual changes which are agreed upon by Parent and such person.

   Section 6.9.  Additional Agreements.   If, at any time after the Effective
Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Merger Sub or the Company or otherwise carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Merger Sub or the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Merger Sub or the Company, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of Parent shall use reasonable best efforts to take, or cause to be taken, all such necessary actions.

   Section 6.10. Publicity. So long as this Agreement is in effect, neither the Company, Parent nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Offer, the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation of the other party, except as may be required by Law or by any rules and regulations of the NASD or any applicable securities exchange or listing agreement with any applicable securities exchange or the Nasdaq National Market.

   Section 6.11. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect and (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

   (b) The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting it or any of its subsidiaries which, if pending on the date of this Agreement would have been required to have been disclosed pursuant to Article IV and Article V or which relate to the consummation of the transactions contemplated by this Agreement.

   Section 6.12. Directors' and Officers' Indemnification and Insurance. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) indemnify and hold harmless, and provide advancement of expenses to, all current or former directors, officers and employees of the Company and its subsidiaries (in all of their capacities) (a) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company's Articles of Incorporation, Bylaws, indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of the Company and its subsidiaries and the URBCA and (b) without limitation to clause (a), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in the Surviving Corporation's (or any successor's) Articles of Incorporation and Bylaws for a period of six years after the Effective Time, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the Articles of Incorporation and Bylaws of the Company and (iii) cause to be maintained for a period of six years after the Effective Time a policy (or a "tail" policy) of directors' and officers' liability insurance and fiduciary liability insurance of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured than the terms currently provided to directors and officers of Parent with respect to claims arising from facts or events that occurred on or before the Effective Time. The obligations of the Surviving Corporation under this Section 6.12 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.12 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section
6.12 applies shall be third party beneficiaries of this Section 6.12).

   Section 6.13. Rule 145 Affiliates. Within 10 days after the date of this Agreement, the Company shall deliver to Parent a letter identifying all persons who may be deemed to be Rule 145 Affiliates. The Company shall use its reasonable best efforts to cause each person who is so identified as a Rule 145 Affiliate to deliver to Parent at least 5 days prior to the initial expiration of the Offer, an agreement substantially in the form of Exhibit B to this Agreement.

   Section 6.14. Cooperation. Parent and the Company shall together, or pursuant to an allocation of responsibility to be agreed between them, coordinate and cooperate (i) with respect to the timing of the Company Shareholder Meeting, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement, and (iii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such actions, consents approvals or waivers. Subject to the terms and conditions of this Agreement, Parent and the Company will each use its reasonable best efforts to have the Offer Registration Statement declared effective under the Securities Act as promptly as practicable after the Offer Registration Statement is filed, and Parent and the Company shall, subject to applicable Law, confer on a regular and frequent basis with one or more representatives of one another to report operational matters of significance to the Offer and the Merger and the general status of ongoing operations insofar as relevant to the Offer and the Merger, provided that the parties will not confer on any matter to the extent inconsistent with law.

   Section 6.15.  Tax-Free Reorganization Treatment.

   (a) This Agreement is intended to constitute a plan of reorganization with respect to the Transaction for United States Federal income tax purposes and the parties hereto intend the Transaction to qualify as a reorganization within the meaning of Section 368(a) of the Code. From and after the date of this Agreement, each party hereto shall use its reasonable best efforts (and shall cause its respective subsidiaries to use their reasonable best efforts) to cause the Transaction to qualify, and shall not, without the prior written consent of the other parties hereto, take any actions or cause any actions to be taken which could reasonably be expected to prevent the Transaction from qualifying as a reorganization under the provisions of Section 368(a) of the Code. Following the Effective Time, neither the Surviving Corporation nor Parent, nor any of their respective subsidiaries, shall take any action or cause any action to be taken which could reasonably be expected to cause the Transaction to fail to qualify as a reorganization under Section 368(a) of the Code.

   (b) The parties hereto shall cooperate and use their reasonable best efforts in order for Parent to obtain an opinion of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps"), counsel to Parent, that the Transaction will be treated as a reorganization within the meaning of Section 368(a) of the Code (the "Tax Opinion"). In connection therewith, both Parent (together with Merger Sub) and the Company shall deliver to Skadden Arps representation letters, dated and executed as of the Effective Time (and as of such other date or dates as reasonably requested by Skadden Arps), in form and substance substantially identical to those attached hereto as Exhibit C and Exhibit D, respectively (allowing for such amendments to the representation letters as Skadden Arps deems necessary) (together, the "Representation Letters"). Notwithstanding anything express or implied to the contrary in this Agreement, but subject to the provisions of this Section 6.15, if such opinion cannot be obtained, then, in Parent's reasonable discretion, the Merger shall not be effected as described herein and shall instead be effected as a merger of Merger Sub with and into the Company (the "Reverse Merger") in accordance with the URBCA and the separate existence of Merger Sub shall thereupon cease, and the Company, as the surviving corporation in the Reverse Merger, shall continue its corporate existence under the laws of the State of Utah as a wholly-owned subsidiary of Parent.

   (c) The parties hereto agree that they will not take any position on any Federal, state, or local Tax Return, or take any other Tax reporting position, that is inconsistent with the treatment of the Merger as a tax-free reorganization, unless otherwise required by a decision by the Tax Court or a judgment, decree, or other order by any court of competent jurisdiction, which has become final and non-appealable, or by applicable state or local income or franchise tax law, provided, however, that this clause (c) will not apply in the event that the Merger is effected as a Reverse Merger pursuant to clause
(b) above.

   (d) None of the parties hereto shall take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the Representation Letters attached hereto as Exhibit C and Exhibit D.

   Section 6.16. Conveyance Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar Taxes (together with any related interest, penalties or additions to tax, "Conveyance Taxes") which become payable in connection with the transactions contemplated by this Agreement. Notwithstanding any provision to the contrary contained in this Agreement, other than Sections 3.4(g) and 3.5 hereof, each of Parent and the Company shall pay, without deduction from any amount payable to holders of Company Shares and without reimbursement from the other party, any such Conveyance Taxes imposed on it by any Governmental Authority (and/or for which its shareholders are primarily liable), which become payable in connection with the transactions contemplated by this Agreement.

                                  ARTICLE VII

                                  CONDITIONS

   Section 7.1. Conditions to Each Party's Obligations. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

   (a) Shareholder Approval. If required under the URBCA, the Company Shareholder Approval shall have been obtained.
   (b) No Injunction or Action. No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Authority since the date of this Agreement which prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time. The Company and Parent shall use their reasonable best efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time.

   (c) Exchange of Company Shares. Parent or any of its affiliates shall have purchased Company Shares pursuant to the Offer.

   Section 7.2. Conditions to Obligations of Parent. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional condition: the Company shall have performed and complied with in all material respect all its covenants and agreements hereunder required by this Agreement to be performed or complied with or satisfied by the Company at or prior to the Effective Time.

   Section 7.3. Frustration of Conditions. Neither Parent nor the Company may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party's failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

                                 ARTICLE VIII

                     TERMINATION AND ABANDONMENT; EXPENSES

   Section 8.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the shareholders of the Company or Merger Sub:

   (b)  by mutual written consent of Parent and the Company;

   (c)  by either Parent or the Company:

      (i) if the Offer shall have expired or been terminated in accordance with the terms of this Agreement without Parent or Merger Sub having accepted for exchange any Company Shares pursuant to the Offer, unless the failure to consummate the Offer is the result of a material breach of this Agreement by the party seeking to terminate this Agreement;

      (ii) if the Offer shall not have been consummated on or before January 31, 2002 (the "Outside Date"), unless the failure to consummate the Offer is the result of a material breach of this Agreement by the party seeking to terminate this Agreement;

      (iii) if the Merger shall not have been consummated on or prior to April 30, 2002 (the "Drop Dead Date"), provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall not be available to any party whose willful and material breach of this Agreement results in the failure of the Merger to be consummated by such time;

      (iv) if the Merger shall not have been consummated as a result of any condition thereto in Article VII being incapable of being satisfied; or

      (v) if any statute, rule, regulation, judgment, order, legislation or interpretation of any nature enacted, enforced, promulgated, amended or issued by any Governmental Authority having the effects set forth in subclause (a) or (b) of clause (5) of Annex A hereto;

   (c)  by Parent, upon the occurrence of any Trigger Event described in
Section 8.3(a) hereof; or

   (d) by the Company, if the Company makes a Subsequent Determination in compliance with Section 6.4 hereof and pursuant to the provisions of Section
6.5 hereof, provided the Company has paid Parent the sums required by Section 8.3(a) hereof.

The party desiring to terminate this Agreement pursuant to this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4 hereof.

   Section 8.2. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than Sections 8.2 and 8.3 and Article
IX) shall become void and of no further force or effect with no liability on the part of any party hereto (or of any of its Representatives); provided, however, that no such termination shall relieve any party hereto from any liability for any breach of this Agreement prior to termination.

   Section 8.3.  Fees and Expenses.

   (a) The Company agrees to pay Parent a fee in immediately available funds equal to $5,000,000 (the "Liquidated Amount") promptly, but in no event later than three business days, after the termination of this Agreement (or such later date as may apply in the case of clause (i) below or such earlier time prior to the termination of this Agreement in the case of clause (iv) below) as a result of the occurrence of any of the events set forth below (each, a "Trigger Event"):

      (i) the Company shall have received an Acquisition Proposal, and at any time prior to, or within nine months after, the termination of this Agreement (unless this Agreement is terminated pursuant to Section 8.1(a) or Section 8.1(b)(v)), the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal;

      (ii) any Third Party shall have become the Beneficial Owner of at least 15% of the outstanding Company Shares or shall have acquired, directly or indirectly, at least 15% of the assets of the Company and its subsidiaries;

      (iii) there shall have been a willful and material breach or failure to perform in any material respect by the Company of any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in subclause (e) or (f) of clause (5) of Annex A, and (B) is incapable of being or has not been cured by the Company prior to or on the earlier of (x) the date which is 10 business days immediately following written notice by Parent to the Company of such breach or failure to perform and (y) the expiration or termination of the Offer in accordance with the terms of this Agreement;

      (iv) the Company has provided Parent with a Subsequent Determination Notice or the Board of Directors of the Company (or any committee thereof)
   (A) shall have made a Subsequent Determination, (B) shall fail to include in the Schedule 14D-9 its Recommendations without modification or qualification in a manner adverse to Parent, (C) shall fail to reaffirm such Recommendations within two business days upon Parent's reasonable request to do so, or (D) shall have resolved to, or publicly announced an intention to, take any of the actions or omit to take any action as specified in this
   Section 8.3(a)(iv);

      (v) as of the final expiration date of the Offer, all conditions to the consummation of the Offer shall have been met or waived except for satisfaction of the Minimum Condition and there shall have been made subsequent to the date of this Agreement an Acquisition Proposal; or

      (vi) there shall have been a change in the constitution of the Board of Directors of the Company not provided for in this Agreement such that at least a majority of the members of the Board of Directors is comprised of individuals not serving on the Board of Directors as of the date hereof.

   (b) Except as set forth in this Section 8.3 or Section 6.6(d) hereof, all fees and expenses incurred in connection with the Offer and the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. Except for fees payable to the Exchange Agent which will be paid with funds furnished by and originating with the Company, the Company covenants and agrees that it will not pay or reimburse either of the Shareholders for any fees or expenses incurred by such Shareholder in connection with his Shareholder Agreement or the transactions contemplated by such Shareholder Agreement, or in his capacity as Shareholder in connection with this Agreement or the Offer, the Merger, or the other transactions contemplated by this Agreement.

   (c) Parent and Merger Sub expressly acknowledge and agree that, except in the event of a willful and material breach of this Agreement by the Company, with respect to any termination of this Agreement pursuant to which Parent is paid the Liquidated Amount, (i) the payment of the Liquidated Amount shall constitute liquidated damages with respect to any and all claims for damages and any and all other claims which Parent or Merger Sub may be entitled to assert against the Company, its subsidiaries or any of their respective Representatives with respect to a breach of this Agreement (collectively, "Termination Damages"), and (ii) the right to receive payment of the Liquidated Amount shall constitute the sole and exclusive remedy available to Parent and Merger Sub for any and all Termination Damages. The parties hereto expressly acknowledge and agree that, because of the difficulty of accurately determining the actual amount of the Termination Damages, if any, provided there has not been a willful and material breach of this Agreement by the Company, the right to payment of the Liquidated Amount (x) shall constitute a reasonable estimate of the Termination Damages that will be suffered by reason of any such proposed or actual termination of this Agreement, and (y) shall be in full and complete satisfaction of any and all damages arising as a result of or with respect to the Termination Damages. Except for nonpayment of the Liquidated Amount or a willful and material breach of this Agreement by the Company, in no event shall Parent or the Merger Sub be entitled to seek or to obtain any recovery or judgment, or other damages of any kind, including, consequential, indirect or punitive damages, against the Company, its subsidiaries or any of their respective Representatives in respect of any proposed or actual termination of this Agreement with respect to which Parent is paid Liquidated Amount, including, without limitation, consequential, indirect or punitive damages.

   (d) Parent and the Company agree that the agreements contained in Sections 8.3(a) and 8.3(b) hereof are an integeral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. In the event of any dispute as to whether any fee due under either Section 8.3(a) or 8.3(b) is due and payable, the prevailing party shall be entitled to receive from the other party the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or toher legal action, relating to such dispute. Interest shall be paid on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. from the date such fee was required to be paid.

                                  ARTICLE IX

                                 MISCELLANEOUS

   Section 9.1. Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement among the Company, Parent and Merger Sub.

   Section 9.2. Waiver of Compliance; Consents. Any failure of the Company on the one hand, or Parent and Merger Sub on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Parent on the one hand, or the Company on the other hand, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.2.

   Section 9.3. Survival. The respective representations, warranties, covenants and agreements of the Company and Parent contained herein or in any certificates or other documents delivered prior to or at the Closing shall survive the execution and delivery of this Agreement, notwithstanding any investigation made or information obtained by the other party, but shall terminate at the Effective Time, except for those covenants contained in Sections 3.3, 3.4, 3.5, 3.6, 3.9, 6.11, 6.15, 6.16, 9.1 and 9.15 hereof, which shall survive beyond the Effective Time in accordance with their terms.

   Section 9.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, when received if sent by overnight courier or registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      (i)  if to the Company, to:

       Motor Cargo Industries, Inc.
       845 West Center Street
       North Salt Lake City, Utah 84054
       Attention: Marvin L. Friedland
       Telecopy: (801) 299-5225
       with a copy to (but which shall not constitute notice to the Company):

       Stoel Rives LLP
       201 South Main Street
       Salt Lake City, Utah 84111-4904
       Attention:  Reed W. Topham
                   Brent J. Giauque
       Telecopy:   (801) 578-6999

       (ii)  if to Parent or Merger Sub, to:

       Union Pacific Corporation
       1416 Dodge Street, Room 1230
       Omaha, Nebraska 68179
       Attention:  Carl W. von Bernuth
       Telecopy:  (401) 271-6633

       with a copy to (but which shall not constitute notice to Parent):

       Overnite Transportation Company
       1000 Semmes Avenue
       P.O. Box 1216
       Richmond, Virginia 23224
       Attention:  Pat Hanley
       Telecopy:   (804) 231-8312

       with a copy to (but which shall not constitute notice to Parent or Merger Sub):

       Skadden, Arps, Slate, Meagher & Flom LLP
       Four Times Square
       New York, New York 10036
       Attention:  Paul T. Schnell, Esq.
                   Richard J. Grossman, Esq.
       Telecopy:   (212) 735-2000

   Section 9.5. Binding Effect; Permitted Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto prior to the Effective Time without the prior written consent of the other parties hereto, which consent may be withheld in the sole and absolute discretion of the party requested to consent.

   Section 9.6. Governing Law. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with the internal laws of, the State of Utah, without regard to the conflict of laws rules thereof.

   Section 9.7. Submission to Jurisdiction; Waivers. Each of the Company, Parent and Merger Sub irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the federal and state courts located in Salt Lake City, Utah and each of the Company, Parent and Merger Sub hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of the Company, Parent and Merger Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

   Section 9.8. WAIVER OF JURY TRIAL. EACH OF PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

   Section 9.9. Counterparts. This Agreement may be executed in one or more counterparts, each of which together be deemed an original, but all of which together shall constitute one and the same instrument.

   Section 9.10. Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (i) the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity or group (as defined in the Exchange Act), (ii) unless otherwise specified herein, the term "affiliate," with respect to any person, shall mean and include any person controlling, controlled by or under common control with such person,
(iii) the term "subsidiary" of any specified person shall mean any corporation any of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity any of the total equity interest of which, is directly or indirectly owned by such specified person, other than in any such case any entity which may be deemed to be a "subsidiary" of such specified person solely by reason of the ownership of equity securities of such entity which are registered under the Exchange Act and held by such specified person for investment purposes only, (iv) a matter will be deemed to be "material" hereunder with respect to any person or entity if such matter, individually or in the aggregate, would be considered significant by a reasonable investor in such entity in the context of the particular provision in which the word "material" appears (i.e., a matter need not have a Company Material Adverse Effect or a Parent Material Adverse Effect in order to be deemed to be "material"), (v) the term "knowledge," when used with respect to the Company, shall mean the knowledge of the directors and officers of the Company and, when used with respect to Parent, shall mean the knowledge of the directors and officers of Parent, and (vi) the term "including" shall mean "including, without limitation".

   Section 9.11. Entire Agreement. This Agreement, the Shareholder Agreements and the documents or instruments referred to herein and therein, including Annex A, the Exhibit(s) attached hereto and the Disclosure Schedule referred to herein, which Exhibit(s) and Disclosure Schedule are incorporated herein by reference, and any other written agreement entered into contemporaneously herewith embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained therein. There are no restrictions, promises, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to therein. This Agreement and such other agreements supersede all prior agreements and the understandings between the parties with respect to such subject matter.

   Section 9.12. Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.

   Section 9.13. Third Party Beneficiaries. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party; provided, however, that the parties hereto specifically acknowledge that the provisions of Section 6.12 hereof are intended to be for the benefit of, and shall be enforceable by, all current or former directors, officers and employees of the Company and its subsidiaries (in all of their capacities) affected thereby.

   Section 9.14. Disclosure Schedule. The Company and Parent acknowledge that the Disclosure Schedule (i) relates to certain matters concerning the disclosures required and transactions contemplated by this Agreement, (ii) is qualified in its entirety by reference to specific provisions of this Agreement and (iii) is not intended to constitute and shall not be construed as indicating that such matter is required to be disclosed, nor shall such disclosure be construed as an admission that such information is material with respect to the Company, except to the extent required by this Agreement.

   IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement and Plan of Merger to be signed and delivered by its respective duly authorized officers as of the date first above written.

                                          MOTOR CARGO INDUSTRIES, INC.

                                          By:             /S/  HAROLD R. TATE
                                             ----------------------------------
                                               Name: Harold R. Tate
                                               Title:  Chairman and Chief
                                                Executive Officer

                                          UNION PACIFIC CORPORATION

                                          By:           /S/  CARL W. VON BERNUTH
                                             ----------------------------------
                                               Name: Carl W. von Bernuth
                                               Title:  Senior Vice President,
                                                General
                                                      Counsel and Secretary

                                          MOTOR MERGER CO.

                                          By:          /S/  CARL W. VON BERNUTH
                                             ----------------------------------
                                               Name: Carl W. von Bernuth
                                               Title:   Vice President and
                                                Secretary

                                                                        ANNEX A

                            Conditions of the Offer

   Notwithstanding any other provision of the Offer, subject to the terms of the Agreement, Parent shall not be required to accept for exchange or exchange or deliver any Exchange Offer Consideration for, (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Parent's obligation to pay for or return tendered Company Shares after the termination or withdrawal of the Offer)) any Company Shares tendered, if by the expiration of the Offer (as it may be extended in accordance with the requirements of Section 2.1), (1) there shall not have been validly tendered in accordance with the Offer and not withdrawn prior to the expiration of the Offer such number of Company Shares that, together with the Company Shares owned by Parent and Merger Sub on the date hereof, would constitute at least 66 2/3% of the Company Shares on a fully-diluted basis (including, for purposes of such calculation, all Company Shares issuable upon exercise of all Company Options, and the conversion or exchange of all securities convertible or exchangeable into Company Shares) outstanding at the expiration date of the Offer (including any extension thereof) (the "Minimum Condition"), (2) the applicable waiting period under the HSR Act and any other applicable Antitrust Laws shall not have expired or been terminated, (3) the Offer Registration Statement shall not have become effective under the Securities Act or shall be the subject of any stop order or proceedings seeking a stop order, (4) the Parent Common Stock to be issued in the Offer shall not have been approved for listing on the NYSE, subject to official notice of issuance, or (5) at any time on or after the date of the Agreement and prior to the acceptance for exchange of Company Shares pursuant to the Offer, any of the following conditions exist:

   (a) there shall have been entered, enforced, instituted, pending, threatened, or issued by any Governmental Authority, any judgment, order, injunction, ruling, proceeding, action, suit, charge or decree:

      (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit or make materially more costly the making of the Offer, the acceptance for exchange of, or the exchange or delivery of Exchange Offer Consideration for, some of or all the Company Shares by Parent or the consummation by Parent or Merger Sub of the Merger,

      (ii) seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Agreement, the Offer or the Merger,

      (iii) seeking to limit, restrain or prohibit Parent's or Merger Sub's ownership or operation (or that of their respective subsidiaries or affiliates) of all or any portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole,

      (iv) seeking to impose or confirm limitations on the ability of Parent or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of any Company Shares, including the right to vote any Company Shares to be acquired pursuant to the Offer or owned by Parent or any of its subsidiaries or affiliates on all matters presented to the Company's shareholders (including the approval and adoption of the Agreement and the Merger), or seeking to require divestiture by Parent or any of its subsidiaries or affiliates of any Company Shares, or

      (vi) which otherwise has, or would reasonably be expected to have, a Company Material Adverse Effect or a Parent Material Adverse Effect; or

   (b) there shall have been any action taken, or any statute, rule, regulation, judgment, order, legislation or interpretation of any nature pending, proposed, enacted, enforced, promulgated, amended or issued by any Governmental Authority or deemed by any Governmental Authority applicable to
(i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) any transaction contemplated by the Agreement, which in the judgment of Parent is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

   (c) there shall have occurred or exist any facts, changes, events or effects that have, or would reasonably expected to have, a Company Material Adverse Effect; or

   (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or the Nasdaq National Market other than (x) a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index or (y) a suspension of not more than twenty-four hours solely relating to a bomb threat or other substantially similar threat directed to the New York Stock Exchange or the Nasdaq National Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States, (iv) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, an acceleration or a worsening thereof; or

   (e) the Company shall have failed to perform in any material respect any obligation under the Agreement or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Agreement; or

   (f) the representations and warranties of the Company set forth in the Agreement that are qualified as to materiality shall not be true and correct as so qualified in all respects as of the date of the Agreement and as of the expiration of the Offer (including any extension thereof) (except to the extent expressly made as of an earlier date, in which case as of such date), or any of the representations and warranties set forth in the Agreement that are not so qualified shall not be true and correct in any material respect as of the date of the Agreement and as of the expiration of the Offer (including any extension thereof) (except to the extent expressly made as of an earlier date, in which case as of such date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded); or

   (g)  this Agreement shall have been terminated in accordance with its terms;
or

   (h) the Board of Directors of the Company (or any committee thereof) shall have made a Subsequent Determination; or

   (i) any Third Party shall have become the Beneficial Owner of at least 15% of the outstanding Company Shares or shall have acquired, directly or indirectly, at least 15% of the assets of the Company and its subsidiaries; or

   (j) Parent and the Company shall have agreed that Parent shall terminate the Offer or postpone the acceptance for payment of or payment for Company Shares thereunder; or

   (k)  any party shall have breached a Shareholder Agreement; or

   (l)  any one or more of the representations and warranties contained in
Section 4.3 of the Agreement shall have been breached in any respect or are inaccurate in any respect;

which, in the good faith judgment of Parent in any such case, and regardless of the circumstances (including any action or omission by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for exchange or exchange.

   The foregoing conditions are for the sole benefit of Parent and may be asserted by Parent regardless of the circumstances (including any action or omission by Parent or any of its affiliates) giving rise to any such condition or may, subject to the terms of this Agreement, be waived by Parent in whole at any time or in part from time to time. The failure by Parent at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Terms used but not defined herein shall have the meaning assigned to such terms in the Agreement to which this Annex A is a part.

                                    ANNEX D

                     UTAH REVISED BUSINESS CORPORATION ACT
                          PART 13. DISSENTERS' RIGHTS

   16-10a-1301.  Definitions.  For purposes of Part 13:
   (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

   (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

   (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 16-10a-1302 and who exercises that right when and in the manner required by Sections 16-10a-1320 through 16-10a-1328.

   (4) "Fair value" with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

   (5) "Interest" means interest from the Effective Time of the corporate action until the date of payment, at the statutory rate set forth in Section 15-1-1, compounded annually.

   (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent the beneficial owner is recognized by the corporation as the shareholder as provided in Section 16-10a-723.

   (7) "Shareholder" means the record shareholder or the beneficial shareholder.

   16-10a-1302.  Right to dissent.

   (1) A shareholder, whether or not entitled to vote, is entitled to dissent from, and obtain payment of the fair value of shares held by him in the event of, any of the following corporate actions:

      (a) consummation of a plan of merger to which the corporation is a party if:

        (i) shareholder approval is required for the merger by Section 16-10a-1103 or the articles of incorporation; or

       (ii) the corporation is a subsidiary that is merged with its parent under Section 16-10a-1104;

      (b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

      (c) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under Subsection 16-10a-1202(1), but not including a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale; and

      (d) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to Subsection 16-10a-1202(2).

   (2) A shareholder is entitled to dissent and obtain payment of the fair value of his shares in the event of any other corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors so provides.

   (3) Notwithstanding the other provisions of this part, except to the extent otherwise provided in the articles of incorporation, bylaws, or a resolution of the board of directors, and subject to the limitations set forth in Subsection
(4), a shareholder is not entitled to dissent and obtain payment under Subsection (1) of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Market System of the National Association of Securities Dealers Automated Quotation System, or were held of record by more than 2,000 shareholders, at the time of:

      (a) the record date fixed under Section 16-10a-707 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

      (b) the record date fixed under Section 16-10a-704 to determine shareholders entitled to sign writings consenting to the proposed corporate action; or

      (c) the Effective Time of the corporate action if the corporate action is authorized other than by a vote of shareholders.

   (4) The limitation set forth in Subsection (3) does not apply if the shareholder will receive for his shares, pursuant to the corporate action, anything except:

      (a) shares of the corporation surviving the consummation of the plan of merger or share exchange;

      (b) shares of a corporation which at the Effective Time of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Market System of the National Association of Securities Dealers Automated Quotation System, or will be held of record by more than 2,000 shareholders;

      (c)  cash in lieu of fractional shares; or

      (d) any combination of the shares described in Subsection (4), or cash in lieu of fractional shares.

   (5) A shareholder entitled to dissent and obtain payment for his shares under this part may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to him or to the corporation.

   16-10a-1303.  Dissent by nominees and beneficial owners.

   (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if the shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states the dissent and the name and address of each person on whose behalf dissenters' rights are being asserted. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the other shares held of record by him were registered in the names of different shareholders.

   (2) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

      (a) the beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

      (b) the beneficial shareholder dissents with respect to all shares of which he is the beneficial shareholder.

   (3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each beneficial shareholder must certify to the corporation that both he and the record shareholders of all shares owned beneficially by him have asserted, or will timely assert, dissenters' rights as to all the shares unlimited on the ability to exercise dissenters' rights. The certification requirement must be stated in the dissenters' notice given pursuant to Section 16-10a-1322.

   16-10a-1320.  Notice of dissenters' rights.

   (1)   If a proposed corporate action creating dissenters' rights under
Section 16-10a-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must be sent to all shareholders of the corporation as of the applicable record date, whether or not they are entitled to vote at the meeting. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this part. The notice must be accompanied by a copy of this part and the materials, if any, that under this chapter are required to be given the shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as required by this subsection does not affect any action taken at the shareholders' meeting for which the notice was to have been given.

   (2)  If a proposed corporate action creating dissenters' rights under
Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to
Section 16-10a-704, any written or oral solicitation of a shareholder to execute a written consent to the action contemplated by Section 16-10a-704 must be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this part, by a copy of this part, and by the materials, if any, that under this chapter would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give written notice as provided by this subsection does not affect any action taken pursuant to Section 16-10a-704 for which the notice was to have been given.

   16-10a-1321.  Demand for payment--Eligibility and notice of intent.

   (1)  If a proposed corporate action creating dissenters' rights under
Section 16-10a-1302 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

      (a) must cause the corporation to receive, before the vote is taken, written notice of his intent to demand payment for shares if the proposed action is effectuated; and

      (b)  may not vote any of his shares in favor of the proposed action.

   (2)  If a proposed corporate action creating dissenters' rights under
Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to
Section 16-10a-704, a shareholder who wishes to assert dissenters' rights may not execute a writing consenting to the proposed corporate action.

   (3) In order to be entitled to payment for shares under this part, unless otherwise provided in the articles of incorporation, bylaws, or a resolution adopted by the board of directors, a shareholder must have been a shareholder with respect to the shares for which payment is demanded as of the date the proposed corporate action creating dissenters' rights under Section 16-10a-1302 is approved by the shareholders, if shareholder approval is required, or as of the Effective Time of the corporate action if the corporate action is authorized other than by a vote of shareholders.

   (4) A shareholder who does not satisfy the requirements of Subsections (1) through (3) is not entitled to payment for shares under this part.

   16-10a-1322.  Dissenters' notice.

   (1) If proposed corporate action creating dissenters' rights under Section 16-10a-1302 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this part.

   (2) The dissenters' notice required by Subsection (1) must be sent no later than ten days after the Effective Time of the corporate action creating dissenters' rights under Section 16-10a-1302, and shall:

      (a) state that the corporate action was authorized and the Effective Time or proposed Effective Time of the corporate action;

      (b) state an address at which the corporation will receive payment demands and an address at which certificates for certificated shares must be deposited;

      (c) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

      (d) supply a form for demanding payment, which form requests a dissenter to state an address to which payment is to be made;

      (e) set a date by which the corporation must receive the payment demand and by which certificates for certificated shares must be deposited at the address indicated in the dissenters' notice, which dates may not be fewer than 30 nor more than 70 days after the date the dissenters' notice required by Subsection (1) is given;

      (f) state the requirement contemplated by Subsection 16-10a-1303(3), if the requirement is imposed; and

      (g)  be accompanied by a copy of this part.

   16-10a-1323.  Procedure to demand payment.

   (1) A shareholder who is given a dissenters' notice described in Section 16-10a-1322, who meets the requirements of Section 16-10a-1321, and wishes to assert dissenters' rights must, in accordance with the terms of the dissenters' notice:

      (a) cause the corporation to receive a payment demand, which may be the payment demand form contemplated in Subsection 16-10a-1322(2)(d), duly completed, or may be stated in another writing;

      (b) deposit certificates for his certificated shares in accordance with the terms of the dissenters' notice; and

      (c) if required by the corporation in the dissenters' notice described in Section 16-10a-1322, as contemplated by Section 16-10a-1327, certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters' rights acquired beneficial ownership of the shares before the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under Section 16-10a-1302.

   (2) A shareholder who demands payment in accordance with Subsection (1) retains all rights of a shareholder except the right to transfer the shares until the Effective Time of the proposed corporate action giving rise to the exercise of dissenters' rights and has only the right to receive payment for the shares after the Effective Time of the corporate action.

   (3) A shareholder who does not demand payment and deposit share certificates as required, by the date or dates set in the dissenters' notice, is not entitled to payment for shares under this part.

   16-10a-1324.  Uncertificated shares.

   (1) Upon receipt of a demand for payment under Section 16-10a-1323 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer of the shares until the proposed corporate action is taken or the restrictions are released under Section 16-10a-1326.

   (2)  In all other respects, the provisions of Section 16-10a-1323 apply to
shareholders who own   uncertificated shares.

   16-10a-1325.  Payment.

   (1) Except as provided in Section 16-10a-1327, upon the later of the Effective Time of the corporate action creating dissenters' rights under
Section 16-10a-1302, and receipt by the corporation of each payment demand pursuant to Section 16-10a-1323, the corporation shall pay the amount the corporation estimates to be the fair value of the dissenter's shares, plus interest to each dissenter who has complied with Section 16-10a-1323, and who meets the requirements of Section 16-10a-1321, and who has not yet received payment.

   (2)  Each payment made pursuant to Subsection (1) must be accompanied by:

      (a) (i) (A) the corporation's balance sheet as of the end of its most recent fiscal year, or if not available, a fiscal year ending not more than 16 months before the date of payment; (B) an income statement for that year;
   (C) a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, if the corporation customarily provides such statements to shareholders; and (D) the latest available interim financial statements, if any; (ii) the balance sheet and statements referred to in Subsection (i) must be audited if the corporation customarily provides audited financial statements to shareholders;

      (b) a statement of the corporation's estimate of the fair value of the shares and the amount of interest payable with respect to the shares;

      (c) a statement of the dissenter's right to demand payment under Section 16-10a-1328; and

      (d)  a copy of this part.

   16-10a-1326.  Failure to take action.

   (1) If the Effective Time of the corporate action creating dissenters' rights under Section 16-10a-1302 does not occur within 60 days after the date set by the corporation as the date by which the corporation must receive payment demands as provided in Section 16-10a-1322, the corporation shall return all deposited certificates and release the transfer restrictions imposed on uncertificated shares, and all shareholders who submitted a demand for payment pursuant to Section 16-10a-1323 shall thereafter have all rights of a shareholder as if no demand for payment had been made.

   (2) If the Effective Time of the corporate action creating dissenters' rights under Section 16-10a-1302 occurs more than 60 days after the date set by the corporation as the date by which the corporation must receive payment demands as provided in Section 16-10a-1322, then the corporation shall send a new dissenters' notice, as provided in Section 16-10a-1322, and the provisions of Sections 16-10a-1323 through 16-10a-1328 shall again be applicable.

   16-10a-1327. Special provisions relating to shares acquired after announcement of proposed corporate action.

   (1)  A corporation may, with the dissenters' notice given pursuant to
Section 16-10a-1322, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under Section 16-10a-1302 and state that a shareholder who asserts dissenters' rights must certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters' rights acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not certify in writing, in or with the payment demand that he or the person on whose behalf the dissenters' rights are being asserted, acquired beneficial ownership of the shares before that date, the corporation may, in lieu of making the payment provided in Section 16-10a -1325, offer to make payment if the dissenter agrees to accept it in full satisfaction of his demand.

   (2) An offer to make payment under Subsection (1) shall include or be accompanied by the information required by Subsection 16-10a-1325(2).

   16-10a-1328.  Procedure for shareholder dissatisfied with payment or offer.

   (1)  A dissenter who has not accepted an offer made by a corporation under
Section 16-10a-1327 may notify the corporation in writing of his own estimate of the fair value of his shares and demand payment of the estimated amount, plus interest, less any payment made under Section 16-10a-1325, if:

      (a) the dissenter believes that the amount paid under Section 16-10a-1325 or offered under Section 16-10a-1327 is less than the fair value of the shares;

      (b) the corporation fails to make payment under Section 16-10a-1325 within 60 days after the date set by the corporation as the date by which it must receive the payment demand; or

      (c) the corporation, having failed to take the proposed corporate action creating dissenters' rights, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by Section 16-10a-1326.

   (2) A dissenter waives the right to demand payment under this section unless he causes the corporation to receive the notice required by Subsection
(1) within 30 days after the corporation made or offered payment for his shares.

   16-10a-1330.  Judicial appraisal of shares--Court action.

   (1) If a demand for payment under Section 16-10a-1328 remains unresolved, the corporation shall commence a proceeding within 60 days after receiving the payment demand contemplated by Section 16-10a-1328, and petition the court to determine the fair value of the shares and the amount of interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unresolved the amount demanded.

   (2)  The corporation shall commence the proceeding described in Subsection
(1) in the district court of the county in this state where the corporation's principal office, or if it has no principal office in this state, the county where its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with, or whose shares were acquired by, the foreign corporation was located.

   (3) The corporation shall make all dissenters who have satisfied the requirements of Sections 16-10a-1321, 16-10a-1323, and 16-10a-1328, whether or not they are residents of this state whose demands remain unresolved, parties to the proceeding commenced under Subsection (2) as an action against their shares. All such dissenters who are named as parties must be served with a copy of the petition. Service on each dissenter may be by registered or certified mail to the address stated in his payment demand made pursuant to Section 16-10a-1328. If no address is stated in the payment demand, service may be made at the address stated in the payment demand given pursuant to Section 16-10a-1323. If no address is stated in the payment demand, service may be made at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares. Service may also be made otherwise as provided by law.

   (4) The jurisdiction of the court in which the proceeding is commenced under Subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

   (5) Each dissenter made a party to the proceeding commenced under Subsection (2) is entitled to judgment:

      (a) for the amount, if any, by which the court finds that the fair value of his shares, plus interest, exceeds the amount paid by the corporation pursuant to Section 16-10a-1325; or

      (b) for the fair value, plus interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under Section 16-10a-1327.

   16-10a-1331.  Court costs and counsel fees.

   (1) The court in an appraisal proceeding commenced under Section 16-10a-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds that the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 16-10a-1328.

   (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

      (a) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 16-10a-1320 through 16-10a-1328; or

      (b) against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

   (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                  SIGNATURES

   After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: January 23, 2001


                   UNION PACIFIC CORPORATION

                   By:            /S/  CARL W. VON BERNUTH
                          ----------------------------------
                   Name:  Carl W. von Bernuth, Esq.
                   Title: Senior Vice President,
                          General Counsel and Secretary

                   MOTOR MERGER CO.

                   By:            /S/  CARL W. VON BERNUTH
                              ----------------------------------
                   Name:      Carl W. von Bernuth, Esq.
                   Title:     Vice President and Secretary

                   MOTOR CARGO INDUSTRIES, INC.

                   By:            /S/  MARVIN L. FRIEDLAND
                              ----------------------------------
                   Name:      Marvin L. Friedland
                   Title:     Vice President, General Counsel
                              and Secretary